As filed with the Securities and Exchange Commission on August 6, 2026

Registration Statement No. 333-296872

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

AMENDMENT NO. 1

TO

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

THE KOREA DEVELOPMENT BANK

(Name of Registrant)

THE REPUBLIC OF KOREA

(Co-Registrant and Guarantor)

Names and Addresses of Authorized Representatives in the United States:

Chi Young Choi or Jinwon Kim Duly Authorized Representatives of The Korea Development Bank 320 Park Avenue, 32nd Floor New York, NY 10022	Seongsoo Kim Duly Authorized Representative of The Republic of Korea 101 East 56th St. New York, NY 10022

Copies to:

Jinduk Han, Esq.

Cleary Gottlieb Steen & Hamilton LLP

c/o 19F, Ferrum Tower

19, Eulji-ro 5-gil, Jung-gu

Seoul 04539, Korea

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

The securities registered hereby will be offered on a delayed or continuous basis pursuant to the procedures set forth in Securities Act Release Nos. 33-6240 and 33-6424.

CALCULATION OF REGISTRATION FEE

Title of each class of securities being registered	Amount to be registered(2)	Amount of registration fee
Debt securities, with or without warrants to purchase debt securities, and guarantees(1)	US$10,000,000,000	US$1,381,000
Guarantees of The Republic of Korea	—(3)	—(3)

(1)	Consists of guarantees to be issued by The Korea Development Bank in respect of obligations of other parties.
(2)

Or an equivalent amount in another currency or currencies or in composite currencies or as determined by reference to an index or, if the debt securities are to be offered at a discount, the approximate proceeds to The Korea Development Bank. Includes the maximum principal amount of the obligations to be guaranteed by the Registrants under the guarantees registered hereby.

(3)

The Republic of Korea may irrevocably guarantee the debt securities being registered hereby. Pursuant to Rule 457(n) of the Securities Act of 1933, no registration fee is required with respect to the guarantees.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained in this Registration Statement and supplements to such Prospectus will also be used in connection with US$4,854,705,000 of debt securities with or without warrants to purchase debt securities registered under Registration Statement No. 333-280021.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*	This Registration Statement also constitutes Post-Effective Amendment No. 7 to Registration Statement No. 333-280021.

EXPLANATORY NOTE

This registration statement relates to US$10,000,000,000 aggregate amount of (i) debt securities (with or without warrants) of The Korea Development Bank to be offered from time to time as separate issues on terms and in the manner to be specified in a prospectus supplement to be delivered in connection with each such offering, (ii) guarantees that may be issued by The Korea Development Bank in respect of obligations of other parties on terms and in the manner to be specified in a prospectus supplement to be delivered in connection with each such issuance and (iii) guarantees that may be issued by The Republic of Korea in respect of debt securities of The Korea Development Bank on terms and in the manner to be specified in a prospectus supplement to be delivered in connection with each such issuance. The prospectus constituting a part of this registration statement relates to (i) the debt securities (with or without warrants) and guarantees to be issued by The Korea Development Bank, registered hereunder, (ii) guarantees to be issued by The Republic of Korea, registered hereunder and (iii) US$4,854,705,000 aggregate principal amount of debt securities (with or without warrants) and guarantees registered under Registration Statement No. 333-280021 (including an aggregate principal amount of US$200,000,000 of debt securities that may be sold by us from time to time in a continuous offering of designated Medium-Term Notes, Series C, Due Not Less Than Nine Months From Date of Issue, or the Series C Notes).

This registration statement contains a form of prospectus supplement filed as Exhibit K-1 to this registration statement, together with the supplement to that prospectus supplement filed as Exhibit K-2 to this registration statement, to be used in connection with the sale by us of the Series C Notes in a continuous offering.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 6, 2026

PROSPECTUS

US$14,854,705,000

The Korea Development Bank

Debt Securities

Warrants to Purchase Debt Securities

Guarantees

The Republic of Korea

Guarantees

We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated     , 2026

i

CERTAIN DEFINED TERMS AND CONVENTIONS

All references to the “Bank”, “we”, “our” or “us” mean The Korea Development Bank. All references to “Korea” or the “Republic” contained in this prospectus mean The Republic of Korea. All references to the “Government” mean the government of Korea.

Unless otherwise indicated, all references to “won”, “Won” or “~~W~~” contained in this prospectus are to the currency of Korea, references to “U.S. dollars”, “Dollars”, “$”, “USD” or “US$” are to the currency of the United States of America, references to “Euro”, “EUR” or “€” are to the currency of the European Union, references to “Japanese Yen”, “JPY” or “¥” are to the currency of Japan, references to “Singapore dollar” or “SGD” are to the currency of Singapore, references to “Swiss franc” or “CHF” are to the currency of Switzerland, references to “pound sterling”, “GBP” or “£” are to the currency of the United Kingdom, references to “Chinese offshore renminbi” or “CNH” are to the currency of the People’s Republic of China traded outside of mainland China, references to “Hong Kong dollar” or “HKD” are to the currency of Hong Kong, S.A.R., references to “Mexican Peso” or “MXN” are to the currency of the United Mexican States, references to “New Zealand Dollar” or “NZD” are to the currency of New Zealand, references to “Australian dollar” or “AUD” are to the currency of Australia, references to “Brazilian real” or “BRL” are to the currency of the Federative Republic of Brazil, references to “Indonesian Rupiah” or “IDR” are to the currency of Indonesia, references to “Indian Rupee” or “INR” are to the currency of India, references to “Swedish Krona” or “SEK” are to the currency of Sweden and references to “Turkish Lira” or “TRY” are to the currency of the Republic of Türkiye.

All discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Our separate financial information as of and for the years ended December 31, 2025 and 2024 included in this prospectus has been prepared in accordance with International Financial Reporting Standards as adopted in Korea, or Korean IFRS or K-IFRS. References in this prospectus to “separate” financial statements and information are to financial statements and information prepared on a non-consolidated basis. Unless specified otherwise, our financial and other information included in this prospectus is presented on a separate basis in accordance with Korean IFRS and does not include such information with respect to our subsidiaries. KDB Financial Group, or KDBFG, a financial holding company, and Korea Finance Corporation, or KoFC, a public policy financing vehicle and the parent company of KDBFG, both of which had originally been established by spinning off a portion of our assets, liabilities and equity in October 2009, merged with and into us on December 31, 2014.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities for our general operations.

THE KOREA DEVELOPMENT BANK

Overview

We were established in 1954 as a government-owned financial institution pursuant to The Korea Development Bank Act, as amended, or the KDB Act. Since our establishment, we have been the leading bank in the Republic with respect to the provision of long-term financing for projects designed to assist the nation’s economic growth and development. The Government directly owns all of our paid-in capital. Our registered office is located at 14, Eunhaeng-ro, Yeongdeungpo-gu, Seoul, The Republic of Korea. Our primary purpose, as stated in the KDB Act, the KDB Decree and our Articles of Incorporation, is to “furnish funds in order to expedite the development of the national economy.” We make loans available to major industries for equipment, capital investment and the development of high technology, as well as for working capital.

As of December 31, 2025, we had ~~W~~220,702.8 billion of loans outstanding (including loans, call loans, domestic usance, bills of exchange bought, local letters of credit negotiation and loan-type suspense accounts pursuant to the applicable guidelines without adjusting for allowance for loan losses, present value discounts and deferred loan fees), ~~W~~346,273.1 billion of total assets and ~~W~~45,455.4 billion of total equity, compared to ~~W~~212,382.5 billion of loans outstanding, ~~W~~339,221.1 billion of total assets and ~~W~~42,924.9 billion of total equity as of December 31, 2024. In 2025, we recorded interest income of ~~W~~10,872.3 billion, interest expense of ~~W~~9,766.3 billion and net income of ~~W~~1,715.2 billion, compared to ~~W~~12,105.9 billion of interest income, ~~W~~10,987.8 billion of interest expense and of ~~W~~2,007.2 billion of net income in 2024. See “—Selected Financial Statement Data.”

Currently, the Government directly holds 100% of our paid-in capital. In addition to contributions to our capital, the Government provides direct financial support for our financing activities, in the form of loans or guarantees. The Government has the power to elect or dismiss our Chairman and Chief Executive Officer, members of our Board of Directors and Auditor. The Government may dismiss each such person if he/she (i) violates the KDB Act, an order issued thereunder, or the Articles of Incorporation or (ii) is unable to perform his/her duties due to physical or mental disability. The Chairman may be dismissed by the President of the Republic at the recommendation of the chairman of the Financial Services Commission. The Chief Executive Officer and members of the Board of Directors may be dismissed by the Financial Services Commission at the recommendation of the Chairman and the Auditor may be dismissed by the Financial Services Commission. There is no prescribed timeline for dismissal. Pursuant to the KDB Act, the Financial Services Commission has supervisory power and authority over matters relating to our general business including, but not limited to, capital adequacy and managerial soundness.

The Government supports our operations pursuant to Article 32 of the KDB Act. Article 32 provides that “the annual net losses of the Korea Development Bank shall be offset each year by the reserve, and if the reserve be insufficient, the deficit shall be replenished by the Government.” As a result of the KDB Act, the Government is generally responsible for our operations and is legally obligated to replenish any deficit that arises if our reserve, consisting of our surplus and capital surplus items, is insufficient to cover our annual net losses. In light of the above, if we had insufficient funds to make any payment under any of our obligations, including the debt securities and guarantees covered by this prospectus, the Government would take appropriate steps, such as by making a capital contribution, by allocating funds or by taking other action, to enable us to make such payment when due. The provisions of Article 32 do not, however, constitute a direct guarantee by the Government of our obligations under the debt securities or the guarantees, and the provisions of the KDB Act, including Article 32, may be amended at any time by action of the National Assembly.

In January 1998, the Government amended the KDB Act to:

•	subordinate our borrowings from the Government to other indebtedness incurred in our operations;

•

allow the Government to offset any deficit that arises if our reserve fails to cover our annual net losses by transferring Government-owned property, including securities held by the Government, to us; and

•	allow direct injections of capital by the Government without prior approval of the National Assembly.

The Government amended the KDB Act in May 1999 and the KDB Decree in March 2000, to allow the Financial Services Commission to supervise and regulate us in terms of capital adequacy and managerial soundness.

In March 2002, the Government amended the KDB Act to enable us, among other things, to:

•

obtain low-cost funds from The Bank of Korea and from the issuance of debt securities (in addition to already permitted industrial finance bonds), which may be used for increased levels of lending to small- and medium-sized enterprises;

•

broaden the scope of borrowers to which we may extend working capital loans to include companies in the manufacturing industry, enterprises which are “closely related” to enhancing the corporate competitiveness of the manufacturing industry and leading-edge high-tech companies; and

•	extend credits to mergers and acquisitions projects intended to facilitate corporate restructuring efforts.

In July 2005 and May 2009, the Government amended the KDB Act to provide that:

(1)	our annual net profit, after adequate allowances are made for depreciation in assets, shall be distributed as follows:

(i)	40% or more of the net profit shall be credited to reserve, until the reserve amounts equal the total amount of paid-in capital; and

(ii)

any net profit remaining following the apportionment required under subparagraph (i) above shall be distributed in accordance with the resolution of our Board of Directors and the approval of our shareholders;

(2)	accumulated amounts in reserve may be capitalized after offsetting any net losses; and

(3)

any distributions made in accordance with paragraph (1)(ii) above may be in the form of cash dividends or dividends in kind, provided that any distributions of dividends in kind must be made in accordance with applicable provisions of the KDB Decree.

In February 2008, the Government further amended the KDB Act, primarily to transfer most of the Government’s supervisory authority over us from the Ministry of Economy and Finance to the Financial Services Commission.

In May 2009, the Government amended the KDB Act to facilitate our privatization. The amendment provided for, among others:

•	the preparation for the transformation of us from a special statutory entity into a corporation, including the application of the Banking Act as applicable;

•

the expansion of our operation scope that enables us to engage in commercial banking activities, including retail banking (which was subsequently adjusted due to a change in the Government’s decision to halt its plan for our privatization and to consolidate and strengthen our public financing role, utilizing our rich experience and expertise in public policy financing);

•

the provision of government guarantees for our mid- to long-term foreign currency debt outstanding at the time of initial sale of the Government’s stake in KDBFG (subject to the National Assembly’s authorization of the Government guarantee amount) and possible guarantees for our foreign currency debt incurred for the refinancing of such mid- to long-term foreign currency debt with the government guarantee during the period when the Government owns more than 50% of our shares; and

•	the establishment of KDBFG and KoFC and application of the Financial Holding Company Act to KDBFG.

In May 2014, the Government and the National Assembly amended the KDB Act to streamline the financial policy roles among Government-owned banks and financial corporations in order to better respond systematically to rapidly changing domestic and international economic conditions by merging KDBFG and KoFC into us. The amended KDB Act provides, among others, that:

•	the Government will halt its plan for our privatization;

•	public policy financing will be consolidated and strengthened through the newly merged entity;

•	we will comprehensively succeed to the properties, rights and obligations of KDBFG and KoFC upon the consummation of the merger;

•	the bonds issued by KDBFG and the policy bank bonds issued by the KoFC shall be deemed as the industrial financial bonds issued by us;

•	the business engaged in by KoFC in accordance with the Korea Finance Corporation Act or other laws and decrees will be continuously performed by us; and

•

the repayment of the principal of and interest on foreign currency debt (with an original maturity of one year or more at the time of issuance) incurred by KoFC and us before this amended KDB Act comes into force shall be guaranteed by the Government at the time of initial sale by the Government of its equity interest in us, subject to the approval by the National Assembly.

In May 2020, the Government amended the KDB Act in order to provide statutory grounds for the establishment of the Key Industry Stabilization Fund to support businesses in certain key industries that face financial difficulties resulting from the COVID-19 pandemic. In accordance with the terms of its formation, all operations under the fund are currently scheduled to terminate by the end of 2025, at which point all rights and obligations under the fund will be transferred to the Government.

The KDB Act was further amended in September 2025 to (i) increase the maximum amount of our authorized capital from ~~W~~30,000 billion to ~~W~~45,000 billion, following which our Articles of Incorporation were amended in December 2025 to implement such increase, and (ii) to provide statutory grounds for the establishment of the High-Tech Strategic Industry Fund to support businesses in industries such as semiconductors, secondary batteries and artificial intelligence.

The Minister of Finance and Economy of the Republic has, on behalf of the Republic, signed the registration statement of which this prospectus forms a part.

Capitalization

As of December 31, 2025, our authorized capital was ~~W~~45,000 billion and our capitalization was as follows:

	As of December 31, 2025(1)
	(billions of Won)
Long-term debt(2):
Won currency borrowings	~~W~~	4,513.3
Industrial finance bonds		169,820.8
Foreign currency borrowings		6,679.0

Total long-term debt		181,013.1	(3)(4)

Capital:
Paid-in capital		27,257.8
Capital surplus		2,452.5
Retained earnings(5)		14,680.2
Accumulated other comprehensive income		1,064.9

Total capital		45,455.4

Total capitalization	~~W~~	226,468.5

(1)	Except as disclosed in this prospectus, there has been no material adverse change in our capitalization since December 31, 2025.
(2)	Defined as debt that has a maturity at issuance of one year or more.
(3)

We have translated borrowings in foreign currencies into Won at the rate of ~~W~~1,434.9 to US$1.00, which was the market average exchange rate, as announced by the Seoul Monetary Brokerage Services Ltd., on December 31, 2025.

(4)

As of December 31, 2025, we had confirmed acceptances and guarantees totaling ~~W~~12,188.8 billion under outstanding guarantees issued on behalf of our clients. See “—Financial Statements and the Auditors—Notes to Separate Financial Statements of December 31, 2025 and 2024—Note 39.”

(5)

Includes regulatory reserve for credit losses of ~~W~~72.6 billion as of December 31, 2025. If our allowance for credit losses is deemed insufficient for regulatory purposes, we compensate for the difference by recording a regulatory reserve for credit losses, which is shown as a separate item included in retained earnings. See “—Financial Statements and the Auditors—Notes to Separate Financial Statements of December 31, 2025 and 2024—Note 23.”

Business

Purpose and Authority

Since our establishment, we have been the leading bank in the Republic in providing long-term financing for projects designed to assist the nation’s economic growth and development.

Under the KDB Act, the KDB Decree and our Articles of Incorporation, our primary purpose is to “contribute to the sound development of the financial industry and the national economy by supplying and managing funds necessary for the development and promotion of industries, expansion of social infrastructure, development of regions, stabilization of the financial markets and facilitation of sustainable growth.” Since we serve the public policy objectives of the Government, we do not seek to maximize profits. We do, however, strive to maintain a level of profitability to strengthen our equity base and support growth in the volume of our business.

Under the KDB Act, we may:

•	carry out activities necessary to accomplish the expansion of the national economy, subject to the approval of the Financial Services Commission;

•	provide loans or discount notes;

•	subscribe to, underwrite or invest in securities, subject to certain restrictions;

•	guarantee or assume indebtedness;

•

raise funds by accepting demand deposits and time and savings deposits from the general public, issuing securities, borrowing from the Government, The Bank of Korea or other financial institutions, and borrowing from lenders overseas;

•	execute foreign exchange transactions, including currency and interest swap transactions;

•	provide planning, management, research and other support services at the request of the Government, public bodies, financial institutions or enterprises;

•	manage and operate various funds established pursuant to Government-led initiatives;

•	fund the operation of the High-Tech Strategic Industry Fund; and

•	carry out other businesses incidental to the foregoing (subject to the approval of the Financial Services Commission).

Government Support and Supervision

The Government owns directly all of our paid-in capital. Since our establishment, the Government has made capital contributions not only in cash but also in the form of shares of common stock of Government-affiliated entities. Recent examples include the Government’s contributions to our capital of (i) ~~W~~510 billion in cash and ~~W~~611 billion in cash in January 2021 and May 2021, respectively, (ii) ~~W~~392 billion in cash in March 2022, ~~W~~308 billion in cash in July 2022 and ~~W~~565 billion in the form of shares of common stock of Korea Land and Housing Corporation in December 2022, (iii) ~~W~~435 billion in the form of shares of common stock of Korea Land and Housing Corporation in March 2023, ~~W~~120 billion in cash in May 2023 and ~~W~~220 billion in cash in October 2023, (iv) ~~W~~2 trillion in the form of shares of common stock of Korea Land and Housing Corporation in March 2024, ~~W~~84 billion in cash in April 2024, ~~W~~121 billion in cash in June 2024 and ~~W~~185 billion in cash in July 2024 and (v) ~~W~~65 billion in cash in March 2025, ~~W~~156 billion in cash in April 2025, ~~W~~388 billion in cash in June 2025, ~~W~~206 billion in cash in July 2025, ~~W~~90 billion in cash in September 2025 and ~~W~~37 billion in cash in October 2025.

Taking into account these capital contributions, as of December 31, 2025, our total paid-in capital was ~~W~~27,257.8 billion. See “—Financial Statements and the Auditors—Notes to Separate Financial Statements of December 31, 2025 and 2024—Note 23.” The Government further contributed ~~W~~395 billion in cash in April 2026 and ~~W~~283 billion in cash in May 2026.

In addition to capital contributions, the Government directly supports our financing activities by:

•	lending us funds to on-lend;

•	allowing us to administer Government loans made from a range of special Government funds;

•	allowing us to administer some of The Bank of Korea’s surplus foreign exchange holdings; and

•	allowing us to receive credit from The Bank of Korea.

The Government also supports our operations pursuant to Articles 31 and 32 of the KDB Act. Article 31 provides that “40% or more of the annual net profit of the Korea Development Bank shall be transferred to reserve, until the reserve amounts equal the total amount of authorized capital” and that accumulated amounts in reserve may be capitalized. Article 32 provides that “the net losses of the Korea Development Bank shall be offset each fiscal year by the reserve, and if the reserve be insufficient, the deficit shall be replenished by the Government.”

As a result of the KDB Act, the Government is generally responsible for our operations and is legally obligated to replenish any deficit that arises if our reserve, consisting of our surplus and capital surplus items, is insufficient to cover our annual net losses. In light of the above, if we had insufficient funds to make any payment under any of our obligations, including the debt securities and guarantees covered by this prospectus, the Government would take appropriate steps, such as by making a capital contribution, by allocating funds or by taking other action, to enable us to make such payment when due. The provisions of Article 32 do not, however, constitute a direct guarantee by the Government of our obligations under the debt securities or the guarantees, and the provisions of the KDB Act, including Article 32, may be amended at any time by action of the National Assembly.

•	The Government closely supervises our operations in the following ways:

•	the Government has the power to elect or dismiss our Chairman and Chief Executive Officer, members of our Board of Directors and Auditor;

•	within three months after the end of each fiscal year, we must submit our financial statements for the fiscal year to the Financial Services Commission;

•

the Financial Services Commission has broad authority to require reports from us on any matter and to examine our books, records and other documents. On the basis of the reports and examinations, the Financial Services Commission may issue any orders deemed necessary to enforce the KDB Act;

•	the Financial Services Commission must approve our operating manual, which sets out the guidelines for all principal operating matters;

•

the Financial Services Commission may supervise our operations to ensure managerial soundness based upon the KDB Decree and the Bank Supervisory Regulations of the Financial Services Commission and may issue orders deemed necessary for such supervision; and

•	we may amend our Articles of Incorporation only with the approval of the Financial Services Commission.

We have had our annual financial statements for years commencing 1998 audited by an external auditor. See “—Financial Statements and the Auditors” and “Experts.”

Pursuant to our most recently approved program of operations, we expect to support the reform and restructuring of the Republic’s economic and industrial structure, including financing of promising small- and medium-sized enterprises, providing export finance and encouraging investments in infrastructure necessary to promote consumer demand and industrial reorganization.

We also pay dividends on a regular basis to the Government. For fiscal years 2023, 2024 and 2025, we paid to the Government dividends amounting to ~~W~~878.1 billion, ~~W~~758.7 billion and ~~W~~880.6 billion, respectively.

Selected Financial Statement Data

Unless specified otherwise, the information provided below is stated on a separate basis in accordance with Korean IFRS.

Consolidated Financial Statement Data

The following table presents selected statements of financial position data regarding our assets, liabilities and shareholders’ equity on a consolidated basis as of December 31, 2025 and 2024, which have been derived from our audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024.

	As of December 31,
	2024		2025

	(billions of Won)
Statements of Financial Position Data
Total Loans (measured at amortized cost)(1)	~~W~~	227,453.1	236,806.7
Total Borrowings(2)		281,379.7	292,285.8
Total Assets		372,581.1	384,622.2
Total Liabilities		328,571.4	335,030.5
Equity		44,009.7	49,591.7

(1)

Gross amount, which includes loans for facility development, loans for working capital, loans for households, inter-bank loans, private loans, off-shore loan receivables, loans borrowed from overseas financial institutions, bills bought in foreign currencies, advance payments on acceptances and guarantees and other loans without adjusting for allowance for loan losses, present value discounts and deferred loan fees.

(2)	Total Borrowings include deposits, financial liabilities measured at fair value through profit or loss, borrowings and debentures.

Our selected income statement data included in the following table have been derived from our audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024.

	Year Ended December 31,
	2024	2025

	(billions of Won)
Income Statement Data
Total Interest Income	13,555.8	12,372.5
Total Interest Expense	11,537.8	10,362.1
Net Interest Income	2,018.0	2,010.4
Operating Income	2,207.6	1,874.2
Non-operating Income	465.0	5,179.3
Profit before Income Taxes	2,672.6	7,053.4
Income Tax Expense	525.9	1,823.9
Net Income	2,146.7	5,229.6

Separate Financial Statement Data

The following tables present selected separate financial information as of and for the years ended December 31, 2025 and 2024, which has been derived from our audited separate financial statements as of and for the years ended December 31, 2025 and 2024 included in this prospectus. You should read the following financial statement data together with the financial statements and notes included in this prospectus.

	As of December 31,
	2024	2025

	(billions of Won)
Statements of Financial Position Data
Total Loans (measured at amortized cost)(1)	212,382.5	220,702.8
Total Borrowings(2)	266,322.6	275,342.1
Total Assets	339,221.1	346,273.1
Total Liabilities	296,296.2	300,817.8
Equity	42,924.9	45,455.4

(1)

Gross amount, which includes loans for facility development, loans for working capital, loans for households, inter-bank loans, private loans, off-shore loan receivables, loans borrowed from overseas financial institutions, bills bought in foreign currencies, advance payments on acceptances and guarantees and other loans without adjusting for allowance for loan losses, present value discounts and deferred loan fees.

(2)	Total Borrowings include deposits, financial liabilities measured at fair value through profit or loss, borrowings and debentures.

As of December 31, 2025, our total assets increased by 2.1% to ~~W~~346,273.1 billion from ~~W~~339,221.1 billion as of December 31, 2024, primarily due to an increase in loans measured at amortized cost to ~~W~~217,168.1 billion as of December 31, 2025 from ~~W~~209,481.4 billion as of December 31, 2024 and an increase in securities measured at fair value through profit or loss to ~~W~~21,176.6 billion as of December 31, 2025 from ~~W~~18,418.8 billion as of December 31, 2024. The effects of such increases were partially offset by a decrease in derivative financial assets to ~~W~~11,090.4 billion as of December 31, 2025 from ~~W~~13,915.3 billion as of December 31, 2024.

As of December 31, 2025, our total liabilities increased by 1.5% to ~~W~~300,817.8 billion from ~~W~~296,296.2 billion as of December 31, 2024, primarily due to an increase in debentures to ~~W~~173,370.0 billion as of December 31, 2025 from ~~W~~165,102.3 billion as of December 31, 2024 and an increase in deposits to ~~W~~68,474.9 billion as of December 31, 2025 from ~~W~~66,100.6 billion as of December 31, 2024. The effects of such increases were partially offset by a decrease in derivative financial liabilities to ~~W~~10,385.7 billion as of December 31, 2025 from ~~W~~14,873.9 billion as of December 31, 2024.

As of December 31, 2025, our total equity increased by 5.9% to ~~W~~45,455.4 billion from ~~W~~42,924.9 billion as of December 31, 2024, primarily due to an increase in retained earnings to ~~W~~14,680.2 billion as of December 31, 2025 from ~~W~~12,914.6 billion as of December 31, 2024 and an increase in issued capital to ~~W~~27,257.8 billion as of December 31, 2025 from ~~W~~26,316.6 billion as of December 31, 2024.

Our selected income statement data included in the following table have been derived from our audited separate financial statements as of and for the years ended December 31, 2025 and 2024 included in this prospectus.

	Year Ended December 31,
	2024		2025
	(billions of Won)
Income Statement Data
Total Interest Income	~~W~~	12,105.9	10,872.3
Total Interest Expense		10,987.8	9,766.3
Net Interest Income		1,118.1	1,106.0
Operating Income		2,294.1	2,160.9
Profit before Income Taxes		2,440.8	2,558.7
Income Tax Expense		433.7	843.5
Net Income		2,007.2	1,715.2

2025

We had net income of ~~W~~1,715.2 billion in 2025 compared to ~~W~~2,007.2 billion in 2024, on a separate basis. The principal factors for the decrease in net income included:

•

a change in provision for (reversal of) credit losses to provisions of W608.4 billion in 2025 from reversals of provisions of W244.1 billion in 2024, primarily due to an increase in provisions for loan loss allowance to W810.8 billion in 2025 from W90.8 billion in 2024, which in turn mainly reflected the significant provisions we recorded in 2025 for our exposures to borrowers in the petrochemical sector in light of the deterioration in their operating environment in 2025;

•

an increase in income tax expense to ~~W~~843.5 billion in 2025 from ~~W~~433.7 billion in 2024, mainly due to a change in the non-recognition effect of deferred income taxes and others to an expense in 2025 from a benefit in 2024 and an increase in corporate tax rates; and

•	contributions to the High-Tech Strategic Industry Fund of ~~W~~339.4 billion in 2025, compared to no such contributions in 2024.

The above factors were offset in significant part by the following factors:

•

an increase in gains on disposal of investments in subsidiaries and associates to ~~W~~794.4 billion in 2025 from ~~W~~1.4 billion in 2024, primarily due to the gains recognized on our partial divestments of Hanwha Ocean and HMM Company Limited in 2025; and

•

a decrease in net loss on derivatives to ~~W~~208.3 billion in 2025 from ~~W~~829.8 billion in 2024, primarily due to a change in net gain (loss) on hedging purpose currency derivatives to a net gain in 2025 from a net loss in 2024, which was offset in large part by a change in net gain (loss) on trading purpose currency derivatives to a net loss in 2025 from a net gain in 2024 and an increase in net losses on fair value hedged items.

2024

We had net income of ~~W~~2,007.2 billion in 2024 compared to ~~W~~3,027.1 billion in 2023, on a separate basis. The principal factors for the decrease in net income included:

•

a change in net gain (loss) on derivatives to a net loss of ~~W~~829.8 billion in 2024 from a net gain of ~~W~~1.3 billion in 2023, primarily due to a change in net gain (loss) on hedging purpose derivatives to a net loss in 2024 from a net gain in 2023, which in turn resulted mainly from foreign currency fluctuations;

•

a significant decrease in reversal of impairment loss on investments in subsidiaries and associates to ~~W~~160.9 billion in 2024 from ~~W~~972.4 billion in 2023, primarily due to an increase in impairment loss on our investment in HMM Company Limited; and

•

a significant decrease in reversal of provisions for credit losses to ~~W~~244.1 billion in 2024 from ~~W~~802.6 billion in 2023, primarily due to a provision of our loan loss allowances in 2024, which was in turn primarily due to a decrease in the reversal of provisions for loan loss allowance for Hanwha Ocean Co., Ltd.

The above factors were offset in significant part by the following factors:

•	an increase in net foreign currency transaction gain to ~~W~~864.9 billion in 2024 from ~~W~~302.4 billion in 2023, primarily due to foreign currency fluctuations; and

•

a decrease in income tax expense to ~~W~~433.7 billion in 2024 from ~~W~~938.6 billion in 2023, primarily due to a decrease in profit before income taxes to ~~W~~2,440.8 billion in 2024 from ~~W~~3,965.7 billion in 2023.

Allowances for Loan Losses and Loans in Arrears

We establish allowances for losses from problem loans, including guarantees and other extensions of credit, based on the length of the delinquent periods and the nature of the loans, including guarantees and other extensions of credit. Under Korean IFRS 1109, we establish allowances for credit losses based on expected credit losses instead of incurred losses by assessing changes in expected credit losses and recognizing such changes as impairment loss (or reversal of impairment loss) in profit or loss. The allowance required to be established with respect to a loan or receivable is the amount of the expected 12-month credit loss or the expected lifetime credit loss for the applicable loan or receivable, according to three stages of credit risk deterioration since initial recognition.

As of December 31, 2025, we established allowances of ~~W~~3,565.4 billion for loan losses, which was 21.8% higher than the allowances as of December 31, 2024 of ~~W~~2,926.0 billion, which mainly reflected the significant provisions we recorded in 2025 for our exposures to borrowers in the petrochemical sector in light of the deterioration in their operating environment in 2025. Allowances for loan losses under Korean IFRS are recorded for loans based on expected credit losses, depending on whether there has been a significant increase in credit risk or a credit impairment since initial recognition and, if our allowances for loan losses are deemed insufficient for regulatory purposes, we compensate for the difference by recording a regulatory reserve for loan losses within retained earnings. See “—Financial Statements and the Auditors—Notes to Separate Financial Statements of December 31, 2025 and 2024—Notes 3(27), 9(1), 23(4) and 23(5).”

Certain of our customers have restructured loans with their creditor banks. As of December 31, 2025, we have provided loans of ~~W~~729.5 billion for companies under workout, court receivership, court mediation and other restructuring procedures. In addition, as of such date, we held equity securities of such companies in the amount of ~~W~~14.0 billion, acquired through debt-for-equity swap transactions. As of December 31, 2025, we had established allowances of ~~W~~371.0 billion for loan losses with respect to such companies. We cannot assure you that actual results of the credit loss from the loans to these customers will not exceed the allowances established.

The following table provides information on our loan loss allowances.

		As of December 31, 2024(1)				As of December 31, 2025(1)
		Loan Amount		Loan Loss Allowances		Loan Amount		Loan Loss Allowances
		(billions of Won)
Loan Classification	Normal(2)	~~W~~	210,727.5	~~W~~	2,186.3	~~W~~	218,675.0	~~W~~	2,572.4
	Precautionary		551.5		100.0		543.5		93.2
	Substandard		566.8		225.6		525.3		176.5
	Doubtful		177.1		107.3		251.8		125.0
	Expected Loss		359.7		306.8		707.2		598.3

	Total	~~W~~	212,382.5	~~W~~	2,926.0	~~W~~	220,702.8	~~W~~	3,565.4

(1)

These figures include loans for facility development, loans for working capital, loans for households, inter-bank loans, private loans, off-shore loan receivables, loans borrowed from overseas financial institutions, bills bought in foreign currencies, advance payments on acceptances and guarantees and other loans.

(2)	Includes loans guaranteed by the Government. Under Korean IFRS, we establish loan loss allowances for all loans including loans guaranteed by the Government.

As of December 31, 2025, our non-performing loans totaled ~~W~~1,484.4 billion, representing 0.7% of our outstanding loans as of such date. Non-performing loans are defined as loans that are classified as substandard or below. On December 31, 2025, our legal reserve was ~~W~~4,528.3 billion, representing 2.1% of our outstanding loans as of such date.

Loans to Financially Troubled Companies

We have credit exposure to a number of financially troubled Korean companies, including HMM Company Limited (formerly, Hyundai Merchant Marine Co., Ltd.), HJ Shipbuilding & Construction Co., Ltd. (formerly, Hanjin Heavy Industries and Construction Co., Ltd.), Daehan Shipbuilding Co., Ltd., K Shipbuilding Co., Ltd. (formerly, STX Offshore & Shipbuilding), GM Korea Company and Taeyoung E&C. As of December 31, 2025, our credit extended to these companies totaled ~~W~~9,555.7 billion, accounting for 2.8% of our total assets as of such date.

The following table shows the changes in credit exposure (including loans, guarantees and equity investments classified as substandard or below) extended to these companies as of the dates indicated:

	As of December 31,
Company	2024		2025	Primary Reason for Change

	(billions of Won)
HMM Company Limited		6,595.1	6,676.1	Increase due to an increase in the value of stocks
HJ Shipbuilding & Construction		966.8	882.3	Decrease due to repayment of loans and a decrease in refund guarantees
Daehan Shipbuilding		1,067.3	628.7	Decrease due to repayment of loans and a decrease in refund guarantees
K Shipbuilding		728.5	751.4	Increase due to an increase in refund guarantees
GM Korea Company		474.7	483.5	Increase due to an increase in the value of stocks
Taeyoung E&C		133.7	133.7	—

Total	~~W~~	9,966.1	9,555.7

As of December 31, 2025, we established allowances of ~~W~~0.1 billion for HMM Company Limited, ~~W~~126.2 billion for HJ Shipbuilding & Construction, ~~W~~13.3 billion for Daehan Shipbuilding, ~~W~~28.1 billion for K Shipbuilding, none for GM Korea Company and ~~W~~13.0 billion for Taeyoung E&C.

In July 2016, HMM Company Limited executed a debt-to-equity swap with us and other creditors, as part of its continued restructuring led by us as its largest creditor, and affiliates of the Hyundai group reduced their shareholdings in HMM Company Limited, which resulted in us becoming the largest shareholder of HMM Company Limited. In October 2018, we injected ~~W~~1 trillion in emergency aid into HMM Company Limited in order to normalize its operations by purchasing bonds with warrants and convertible bonds issued by HMM Company Limited. We also concurrently entered into an agreement to jointly manage HMM Company Limited together with Korea Ocean Business Corporation until December 2020, which was subsequently extended to January 2022. In June 2021, we exercised our right to convert ~~W~~300 billion of our convertible bonds into 60 million common shares of HMM Company Limited. Following an improvement in the financial performance of HMM Company Limited, we ended our joint management of HMM Company Limited in January 2022, upon which Korea Ocean Business Corporation became its sole manager. In July 2023, we and Korea Ocean Business Corporation jointly announced a combined sale of an aggregate of approximately 38.9% of the equity interest in HMM Company Limited through a competitive bidding process. Although a consortium led by Harim Group was initially selected as the preferred bidder in December 2023, we concluded our negotiations with them in February 2024 upon failure to reach an agreement on certain issues. In October 2023, we exercised our right to convert ~~W~~200 billion of our convertible bonds into 40 million common shares of HMM Company Limited and exercised our stock purchase warrant tied to the bonds with warrants we had purchased previously and acquired 60 million common shares of HMM Company Limited. In May, June and October 2024, we exercised our right to convert an aggregate of ~~W~~480 billion of our convertible bonds into an aggregate of 96 million common shares of HMM Company Limited. In April 2025, we exercised our right to convert ~~W~~360 billion of our convertible bonds into 72 million common shares of HMM Company Limited, following which our equity stake in HMM Company Limited amounted to 36.02% as of April 30, 2025. In September 2025, HMM Company Limited repurchased approximately 35 million of its common shares from us as treasury stock through a tender offer, following which our equity stake in HMM Company Limited further decreased to 35.42% as of December 31, 2025.

In January 2019, HJ Shipbuilding & Construction Philippines, a subsidiary of HJ Shipbuilding & Construction at Subic Bay in the Philippines, declared bankruptcy and filed for corporate rehabilitation with a regional trial court following its failure to comply with loan obligations to its Philippine lenders. In March 2019, creditors in Korea (including us) and lenders in the Philippines agreed on, and executed, a business normalization plan including a debt-to-equity swap and capital reduction for HJ Shipbuilding & Construction, as a result of which we became the largest shareholder of HJ Shipbuilding & Construction. In September 2021, creditors of HJ Shipbuilding & Construction (including us) sold a 66.85% interest in the company to a consortium led by Dongbu Corporation.

K Shipbuilding has faced financial difficulties for the past several years due to prolonged slowdowns in the Korean shipbuilding and shipping industries. K Shipbuilding, which had filed for court receivership in May 2016 and executed debt-to-equity swaps with their creditors (including us) in December 2016 under a rehabilitation plan through which we increased our equity interest to 43.9% and became its largest shareholder, exited court receivership in July 2017. In November 2020, we selected a consortium consisting of KH Investment and UAMCO., Ltd. as the preferred bidder for the sale of shares of K Shipbuilding. In July 2021, the consortium acquired a 97% interest in K Shipbuilding for ~~W~~250 billion. In December 2021, we terminated our creditor management of K Shipbuilding, and in December 2022, sold all of our equity stake in K Shipbuilding.

In January 2024, Taeyoung Engineering & Construction Co., or Taeyoung E&C, commenced workout procedures, pursuant to which its creditors, including us, agreed to temporarily defer all of its debt payment obligations. Subsequently, we, as the lead creditor, worked together with external consultants to evaluate Taeyoung E&C’s ability to maintain its business and repay its loans. In April 2024, we proposed a corporate improvement plan to restructure Taeyoung E&C based on such evaluation, which would involve debt-to-equity swaps and capital reductions, among others, and the creditors approved such corporate improvement plan, following which we entered into an agreement with Taeyoung E&C to implement such plan.

In 2025, we sold non-performing loans worth ~~W~~187.6 billion to Hana F&I Co., Ltd.

Our large exposure to financially troubled companies in Korea means that we are also exposed to financial difficulties experienced by our borrowers as a result of, among other things, adverse economic conditions in Korea and globally, which could disrupt the business, activities and operations of many of our borrowers, which in turn could have an adverse impact on the ability of our borrowers to meet existing payment or other obligations to us. For example, the recent COVID-19 pandemic resulted in significant global and domestic economic and financial disruptions, and had an especially direct negative impact on certain of our borrowers, among them the airline industry, which required significant liquidity following a sharp decline in aircraft traffic and a dramatic increase in the number of suspended flights due to entry restrictions imposed by many countries in response to COVID-19 during the course of the pandemic.

In April 2020, we provided Asiana Airlines, a subsidiary of Kumho Asiana Group and the second-largest airline in Korea, with liquidity support in the aggregate amount of approximately ~~W~~1.2 trillion, in the form of the provision of a credit line and an investment in its perpetual convertible bonds. Our decision to take such measure was largely driven by a need to address Asiana Airlines’ financial difficulties resulting from the negative impact of the COVID-19 pandemic on the airline industry, although we had previously provided Asiana Airlines with liquidity support in similar amount and form in 2019 as well with the aim of enhancing its financial condition. In the fourth quarter of 2020, we injected ~~W~~0.3 trillion into Asiana Airlines through the Key Industry Stabilization Fund, which was established by the Government to support businesses in certain key industries that faced financial difficulties resulting from the COVID-19 pandemic, in order to normalize its operations following the cancellation of plans by a consortium led by HDC Hyundai Development to acquire Asiana Airlines. In November 2020, we signed an investment agreement with Hanjin KAL, the parent company of Korean Air Lines, to inject ~~W~~800 billion (consisting of ~~W~~500 billion through participation in a rights offering and ~~W~~300 billion through purchase of exchangeable bonds) into Hanjin KAL in connection with Korean Air Lines’ contemplated acquisition of a 63.9% stake in Asiana Airlines through a transaction valued at ~~W~~1.8 trillion (the “Asiana Acquisition”). In December 2020, Asiana Airlines’ shareholders approved a 3-to-1 share capital reduction plan, which was aimed at offsetting part of Asiana Airlines’ deficits and improving its capital structure. The Asiana Acquisition was consummated in December 2024 after a lengthy approval process by the antitrust authorities of a number of jurisdictions, following which Asiana Airlines became a consolidated subsidiary of Korean Airlines Co., Ltd. As of December 31, 2025, our equity interest in Hanjin KAL amounted to approximately 10.7%. In February 2025, Asiana Airlines repaid all of its outstanding credit obligations to us, in the aggregate amount of approximately ~~W~~1.4 trillion.

In addition, adverse economic conditions in Korea have prompted the Government in recent years to implement various emergency aid initiatives involving Korean banks, including us, to provide liquidity assistance to a range of financially troubled companies. Such initiatives include, among others, the provision of new loans to financially troubled companies, extension of maturity dates for existing loans and suspension of interest payment obligations for an extended period of time. For example, in February 2024, the Government announced a financial support program amounting to ~~W~~75.9 trillion mostly aimed at helping small- and medium-sized enterprises overcome adverse economic conditions resulting from the prevailing high interest rate environment and expand their businesses into new industries. We provided ~~W~~16.0 trillion toward this program as of December 31, 2025. Our participation in such Government-led initiatives may lead us to extend credit to financially troubled borrowers that we would not otherwise extend, or offer terms for such credit that we would not otherwise offer, in the absence of such initiatives. Furthermore, there is no guarantee that the financial condition and liquidity position of our financially troubled borrowers benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis, or at all. Accordingly, increases in our exposure to financially troubled borrowers resulting from such Government-led initiatives may have a material adverse effect on our financial condition and results of operations.

Furthermore, in recent years, the Korean petrochemical industry has experienced deteriorating conditions, including persistent global oversupply resulting in part from significant production capacity expansion in China and the Middle East, weakening demand, and declining profitability of Korean petrochemical producers, with major domestic companies experiencing operating losses and liquidity shortfalls amid a prolonged structural downturn. In response, the Korean government has recently promoted a series of measures intended to facilitate voluntary, preemptive restructuring of the industry. These measures are designed to encourage voluntary consolidation among industry participants, reduce domestic excess capacity, scale back the production of commodity-grade products and shift towards high-value-added products with improved long-term competitiveness. To support these restructuring efforts, in February 2026, the Korean government announced a financial support package of approximately ~~W~~2.0 trillion for eligible restructuring projects, of which we are expected to provide approximately ~~W~~430 billion. Our participation is expected to include financing for facility rationalization, restructuring implementation, capital expenditures, technology upgrades and research and development, with the scope, timing and terms of such financing depending on, among others, the restructuring plans submitted by the relevant companies, governmental approvals and our credit review and other internal procedures. There can be no assurance that such restructuring measures will achieve their intended objectives or that market conditions will not deteriorate further, which could adversely affect our credit exposure to the petrochemical sector.

A deterioration in the financial condition of our borrowers, including those under workout, court receivership, court mediation or other restructuring procedures, could result in a deterioration in the quality of our loan portfolio. This, in turn, could result in an increase in delinquency ratios, increased charge-offs and higher provisioning, as well as an increase in impairment losses on such loans, which could have a material adverse impact on our business, financial condition or results of operations.

Operations

Loan Operations

We mainly provide equipment capital loans, project loans and working capital loans to private Korean enterprises that undertake major industrial projects either directly or indirectly through on-lending. The loans generally cover over 50%, and in some cases as much as 100%, of the total project cost. Equipment capital loans include loans to major industries for development of high technology and for acquisition, improvement or repair of machinery and equipment. We disburse loan proceeds in installments to ensure that the borrower uses the loan for its intended purpose.

Before approving a loan, we consider:

•	the economic benefits of the project to the Republic;

•	the extent to which the project serves priorities established by the Government’s industrial policy;

•	the project’s operational feasibility;

•	the loan’s and the project’s profitability; and

•	the quality of the borrower’s management.

The interest rate we charge on our loans varies based on a number of factors, including the purpose of the loan, maturity date and the borrower’s credit ratings. Certain loans bear interest at below market rates. Equipment capital loans generally have original maturities of three to five years, although we occasionally make equipment capital loans with longer maturities. Working capital loans usually mature within two years.

The Business and Investment Planning Department functions as our centralized policy-making and planning division with respect to our lending activities. The Business and Investment Planning Department formulates and revises our internal regulations on loan programs as well as setting basic lending guidelines.

We have multiple levels of loan approval authority, depending on the loan amount and other factors such as the availability of collateral or guarantee, debt repayment ability and business prospects. The Credit Review Committee, Division Credit Review Committee, Division Credit Review Sub-Committee, Credit Officer, Head of the Regional Head Office and General Manager each has authority to approve loans up to a specified amount. The amount differs depending on the type of loan and certain other factors, for example, whether a loan is collateralized or guaranteed.

Our overall risk management policy is set by the Risk Management Committee. For detailed information regarding our risk management policy and procedures, see “—Financial Statements and the Auditors—Notes to Separate Financial Statements of December 31, 2025 and 2024—Note 48.”

The following table sets out, by currency and category of loan, our total outstanding loans:

Loans(1)

	As of December 31,
	2024		2025
	(billions of Won)
Equipment Capital Loans:
Domestic Currency	~~W~~	62,063.4	64,488.0
Foreign Currency		12,719.7	12,743.7

		74,783.1	77,231.7
Working Capital Loans:
Domestic Currency(2)		68,969.5	69,822.1
Foreign Currency		21,931.6	21,827.3

		90,901.1	91,649.4
Other Loans(3)		46,698.2	51,821.7

Total Loans		212,382.5	220,702.8

(1)	Includes loans extended to affiliates.
(2)	Includes loans on households.
(3)

Includes inter-bank loans, private loans, off-shore loan receivables, loans borrowed from overseas financial institutions, bills bought in foreign currencies, advance payments on acceptances and guarantees and other loans.

As of December 31, 2025, we had ~~W~~220,702.8 billion in outstanding loans, which represents a 3.9% increase from ~~W~~212,382.5 billion of outstanding loans as of December 31, 2024.

Maturities of Outstanding Loans

The following table categorizes our outstanding equipment capital and working capital loans by their remaining maturities:

Outstanding Equipment Capital and Working Capital Loans by Remaining Maturities(1)

	As of December 31,			As % of December 31, 2025 Total
	2024		2025
	(billions of Won, except percentages)
Loans with Remaining Maturities of One Year or Less	~~W~~	78,640.4	73,708.6	43.6%
Loans with Remaining Maturities of More Than One Year		87,043.8	95,172.4	56.4

Total	~~W~~	165,684.2	168,881.0	100.0%

(1)	Includes loans extended to affiliates.

Loans by Industrial Sector

The following table sets out the total amount of our outstanding equipment capital and working capital loans, categorized by industry sector:

Outstanding Equipment Capital and Working Capital Loans by Industry Sector(1)

	As of December 31,				As % of December 31, 2025 Total
	2024		2025
	(billions of Won, except percentages)
Manufacturing	~~W~~	76,354.0	~~W~~	78,267.0	46.3%
Banking and Insurance		40,685.5		43,567.2	25.8
Transportation		10,259.3		8,403.6	5.0
Public Administration		745.9		766.5	0.5
Electric, Gas and Water Supply Industry		5,689.7		5,888.4	3.5
Others(2)		31,949.8		31,988.3	18.9

Total	~~W~~	165,684.2	~~W~~	168,881.0	100.0%

Percentage increase (decrease) from previous period		3.6%		1.9%

(1)	Includes loans extended to affiliates.
(2)	Includes wholesale and retail trade, real estate and leasing, and construction.

Industrial Bank of Korea was our single largest borrower as of December 31, 2025, accounting for 3.7% of our outstanding equipment capital and working capital loans. As of December 31, 2025, our five largest borrowers and 20 largest borrowers accounted for 10.4% and 19.1%, respectively, of our outstanding equipment capital and working capital loans.

The following table breaks down the equipment capital and working capital loans to our 20 largest borrowers outstanding as of December 31, 2025 by industry sector:

20 Largest Borrowers by Industry Sector

As % of December 31, 2025 Total Outstanding Equipment Capital and Working Capital Loans to Our 20 Largest Borrowers
Manufacturing	38.7%
Banking and Insurance	50.6
Transportation	3.8
Electric, Gas and Water Supply Industry	4.3
Others(1)	2.6

Total	100.0%

(1)	Includes wholesale and retail trade, real estate and leasing, and construction.

The following table categorizes the new loans made by us by industry sector:

New Loans by Industry Sector

	Year Ended December 31,				As % of Year Ended December 31, 2025 Total
	2024		2025
	(billions of Won, except percentages)
Manufacturing	~~W~~	42,934.2		44,624.0	46.7%
Banking and Insurance		22,440.0		25,664.6	26.8
Transportation		4,190.6		3,914.9	4.1
Electric, Gas and Water Supply Industry		3,527.6		3,656.7	3.8
Public Administration		434.7		144.7	0.2
Others(1)		17,070.3		17,609.6	18.4

Total	~~W~~	90,597.4	~~W~~	95,614.5	100.0

Percentage increase (decrease) from previous period		12.4%		5.5%

(1)	Includes wholesale and retail trade, real estate and leasing, and construction.

Loans by Categories

In addition to dividing our loans into equipment capital and working capital loans, we classify loans into several groupings, the most important being:

•	industrial fund loans;

•	on-lending loans;

•	foreign currency loans;

•	local currency loans denominated in foreign currencies;

•	offshore loans in foreign countries; and

•	government fund loans.

The following table sets out equipment capital and working capital loans by categories as of December 31, 2025:

	Equipment Capital Loans(1)			Working Capital Loans(1)
	As of December 31, 2025%			As of December 31, 2025%
	(billions of Won, except percentages)
Industrial fund loans	~~W~~	60,296.6	78.1%	~~W~~	55,018.3	60.1%
On-lending loans		1,670.8	2.2		14,288.3	15.6
Foreign currency loans		7,673.6	9.9		1,372.8	1.5
Local currency loans denominated in foreign currencies		0.4	0.0		15.2	0.0
Offshore loans in foreign currencies		5,052.8	6.5		18,007.2	19.6
Government fund loans		46.6	0.1		—	0.0
Overdraft		—	0.0		10.7	0.0
Others(1)		2,491.0	3.2		2,936.8	3.2

Total	~~W~~	77,231.7	100.0%	~~W~~	91,649.3	100.0%

(1)	Includes loans on households and loans extended to affiliates.

Industrial Fund Loans. Industrial fund loans are equipment capital and working capital loans denominated in Won to borrowers in major industries to finance equipment and facilities.

We currently make equipment capital industrial fund loans at floating or fixed rates for terms of up to 20 years and for up to 100% of the equipment cost being financed. We make working capital industrial fund loans at floating or fixed rates and in amounts constituting up to 50% of the borrower’s estimated annual sales for the manufacturing industry or up to 40% for the non-manufacturing industry, excluding depreciation expenses.

On-lending Loans. On-lending is a form of indirect financing that involves intermediary financial institutions which on-lend the funds provided by us to industrial borrowers and are responsible for repayment to us. Most of the funds provided by us through on-lending are ultimately lent to small- and medium-sized enterprises for their equipment purchases and working capital. We explicitly set detailed guidelines (including scope of borrowers, maturity and interest rates) for intermediary financial institutions to be followed when on-lending to the ultimate borrowers. We monitor our exposure to, and the credit standing of, each financial institution to which we lend. Borrowers do not apply directly to us and may only apply for our on-lending loans through their regular bank or another bank of their choice. The intermediary bank appraises the financial and business situation of the applicant and generally assumes liability for repayment to us. Although the processing of individual loans requires two formally separate loan approvals for each borrower, first by the intermediary bank and then by us, the ultimate borrower need only apply to the intermediary bank for approval.

Foreign Currency Loans. We extend loans denominated in U.S. dollars, Japanese Yen or other foreign currencies principally to finance the purchase of industrial equipment from abroad or the implementation of overseas industrial development projects by Korean companies. We make these loans at floating interest rates with original maturities, in the case of equipment capital foreign currency loans, of up to 20 years and, in the case of working capital foreign currency loans, of up to three years.

Local Currency Loans Denominated in Foreign Currencies. We make local currency loans denominated in foreign currencies for the same purposes, and to the same borrowers, as foreign currency loans. Although we denominate the loans in foreign currency, the borrower receives and repays the loans in Won based on foreign exchange rates at the time of receipt and repayment. We currently make loans of this type at floating interest rates, with original maturities, in the case of equipment capital loans, of up to 20 years and, in the case of working capital loans, of up to three years.

Offshore Loans in Foreign Currencies. We extend offshore loans in foreign currencies to finance:

•	the purchase of industrial equipment and the implementation of overseas industrial projects by overseas subsidiaries and branches of Korean companies; and

•	the overseas industrial development projects of foreign government entities, international organizations and foreign companies.

We make these loans at floating interest rates with original maturities, in the form of equipment capital foreign currency loans, generally of up to 20 years and, working capital foreign currency loans, generally of up to three years. However, longer maturities may be negotiated on an individual basis.

Government Fund Loans. We make government fund loans primarily to finance:

•	water supply and drainage facilities;

•	the Seoul subway system;

•	freight terminal facilities;

•	hospitals; and

•	other facilities.

Government fund loans that are equipment capital loans require approval by the appropriate Government ministry. We currently make government fund loans in Won at floating interest rates with original maturities of 10 to 20 years.

Other Loans. We also make special purpose fund loans for particular industries or projects using funds lent to us by the Government and foreign financial institutions. The Government funds that finance these loans include, among others:

•	the Tourism Promotion Fund (hotel and resort projects);

•	the Rational Use of Energy Fund (energy conservation projects and collective energy supply projects); and

•	the Small- and Medium-sized Enterprises Promotion Fund (small- and medium-sized enterprises).

•	For further information relating to such loans, see “—Sources of Funds.”

Guarantee Operations

We extend guarantees to our clients to facilitate their other borrowings and to finance major industrial projects. We guarantee Won-denominated corporate debentures, local currency loans, and other Won liabilities and foreign currency loans from domestic and overseas Korean financial institutions and from foreign institutions. The KDB Act and our Articles of Incorporation limit the aggregate amount of our industrial finance bond obligations and guarantee obligations. See “—Sources of Funds.”

We generally obtain collateral valued in excess of the original guarantee. We appraise the value of our collateral at least once a year. Depending on the borrower, the collateral may be industrial plants, real estate and/or marketable securities.

The following table shows our outstanding guarantees:

Guarantees Outstanding

	As of December 31,
	2024		2025
	(billions of Won)
Acceptances	~~W~~	208.8	~~W~~	187.2
Guarantees on local borrowing		742.5		781.8
Guarantees on foreign borrowing		11,361.3		11,167.4
Letter of guarantee for importers		42.7		52.3

Total	~~W~~	12,355.3	~~W~~	12,188.8

Investments

We invest in a range of Korean private and Government-owned enterprises but we will not take a controlling interest in a company unless the acquisition is necessary for the corporate restructuring of the company. Although generally a long-term investor, we sell investments from time to time. In recent years, sales resulted principally from the Government’s privatization program, and we expect to continue such sales in the future. Our equity investments increased to ~~W~~54,421.7 billion as of December 31, 2025 from ~~W~~51,083.5 billion as of December 31, 2024.

The KDB Act and our Articles of Incorporation provide that the cost basis of our total equity investments may not exceed twice the sum of our paid-in capital and our reserve from profit. In addition, pursuant to the KDB Decree, we may not acquire equity securities of a single company in excess of 15% of its entire voting shares. The 15% limit, however, does not apply to certain investments, including those in companies financed by capital contributions from the Government. As of December 31, 2025, the cost basis of our equity investments subject to restriction under the KDB Act and our Articles of Incorporation totaled ~~W~~28,390.8 billion, equal to 44.6% of our equity investment ceiling. For a discussion of Korean accounting principles relating to our equity investments, see “—Financial Statements and the Auditors.”

The following table sets out our equity investments by industry sector on a book value basis as of December 31, 2025:

Equity Investments

	Book Value as of December 31, 2025
	(billions of Won)
Electric, Gas and Water Supply Industry	~~W~~	16,921.1
Construction		1,014.7
Banking and Insurance		14,943.6
Real Estate Business		10.8
Manufacturing		3,465.7
Transportation and Communication		7,338.9
Others		10,726.9

Total	~~W~~	54,421.7

As of December 31, 2025, we held total equity investments, on a book value basis, of ~~W~~2,958.8 billion in two of our five largest borrowers and ~~W~~3,289.3 billion in three of our 20 largest borrowers. We have not established a policy addressing loans to enterprises in which we hold equity interests or equity interests in enterprises to which we have extended loans.

When possible, we use the prevailing market price of a security to determine the value of our interest. However, if no readily ascertainable market value exists for our holdings, we record these investments at the cost of acquisition. With respect to our equity interests in enterprises in which we hold more than 15% of interest, we value these investments annually, with certain exceptions, on a net asset value basis when the investee company releases its financial statements. As of December 31, 2025, the aggregate value of our equity investments accounted for approximately 81.7% of their aggregate cost basis.

As part of our investment activities, we underwrite straight and convertible bond issuances in Won for domestic corporations. We also invest in municipal bonds, extending funds to municipalities at subsidized interest rates, mostly to finance water supply and drainage infrastructure projects.

Other Activities

We engage in a range of industrial development activities in addition to providing loans and guarantees, including:

•	conducting economic and industrial research;

•	performing engineering surveys;

•	providing business analyses and managerial assistance; and

•	offering trust services.

As of December 31, 2025, we held in trust cash and other assets totaling ~~W~~30,919.6 billion, and we generated in 2025 trust fee income equaling ~~W~~372.3 billion. As of December 31, 2024, we held in trust cash and other assets totaling ~~W~~30,231.7 billion, and we generated in 2024 trust fee income equaling ~~W~~441.5 billion. Pursuant to Korean law, we segregate trust assets from our other assets; trust assets are not available to satisfy claims of our depositors or other creditors. Accordingly, we account for our trust accounts separately from our banking accounts. However, if our trust operations fail to preserve the principal of our clients’ trust assets, we are responsible for covering the deficit either from previously established provisions in our trust accounts or by a transfer from our banking accounts. In 2024 and 2025, we did not transfer any funds from our banking accounts to cover deficits in our trust accounts. Surplus funds generated by the trust assets may be deposited into the clients’ accounts and earn interest. We reflect trust fees earned by us on our trust account management services as other operating revenues in the income statement of the banking accounts.

Sources of Funds

In addition to our capital and reserves, we obtain funds primarily from:

•	borrowings from the Government;

•	issuances of bonds in the domestic and international capital markets;

•	borrowings from international financial institutions or foreign banks; and

•	deposits.

All of our borrowings are unsecured.

Borrowings from the Government

We borrow from the Government’s general purpose funds and its special purpose funds. General purpose loans generally are in Won and have fixed interest rates and maturities ranging from five to 20 years. We incur special purpose loans, principally from the Tourism Promotion Fund, the Rational Use of Energy Fund and the Small- and Medium-sized Enterprises Promotion Fund, in connection with specific projects we finance. The Government links the interest rate and maturity of each special purpose borrowing to the terms of the financing we provide for the specific project.

The following table sets out our Government borrowings as of December 31, 2025:

Type of Funds Borrowed	As of December 31, 2025
	(billions of Won)
General Purpose	~~W~~	47.5
Special Purpose		4,631.2

Total	~~W~~	4,678.7

Domestic and International Capital Markets

We issue industrial finance bonds both in Korea and abroad, some of which the Government directly guarantees. We generally issue domestic bonds at fixed interest rates with original maturities of one to ten years.

The following table sets out the outstanding balance of our industrial finance bonds as of December 31, 2025:

Outstanding Balance	As of December 31, 2025
	(billions of Won)
Denominated in Won	~~W~~	118,692.5
Denominated in Other Currencies		55,429.5

Total	~~W~~	174,122.0

The KDB Act provides that the aggregate outstanding principal amount of our industrial finance bonds, other than those directly guaranteed or purchased by the Government, plus the aggregate outstanding amount of debt (including bonds and loans) guaranteed or purchased by us, other than those excepted by the KDB Act, may not exceed 30 times the sum of our paid-in capital and our reserve from profit. As of December 31, 2025, the aggregate amount of our industrial finance bonds and guarantee obligations (including guarantee obligations relating to loans that had not been borrowed as of December 31, 2025) was ~~W~~192,587.1 billion, equal to 20.2% of our authorized amount under the KDB Act, which was ~~W~~955,758.9 billion.

In 2025, we issued ~~W~~54.8 trillion in Won-denominated industrial finance bonds and ~~W~~20.3 trillion in industrial finance bonds denominated in other currencies. In 2026, we are targeting to issue approximately ~~W~~51.2 trillion in Won-denominated industrial finance bonds and approximately ~~W~~20.0 trillion in industrial finance bonds denominated in other currencies, subject to change depending on our funding needs and market conditions.

Foreign Currency Borrowings

We borrow money from institutions, principally syndicates of commercial banks, outside the Republic in foreign currencies. We frequently enter into related interest rate and currency swap transactions. The loans generally have original maturities of one to five years. As of December 31, 2025, the outstanding amount of our foreign currency borrowings was US$18.5 billion.

Our long term and short term foreign currency borrowings decreased to ~~W~~26,479.2 billion as of December 31, 2025 from ~~W~~27,999.4 billion as of December 31, 2024.

Deposits

We take demand deposits and time and savings deposits from the general public. Time and savings deposits generally have maturities shorter than three years and bear interest at fixed rates. As of December 31, 2025, demand deposits held by us totaled ~~W~~2,014.9 billion and time and savings deposits held by us totaled ~~W~~57,014.4  billion.

Debt

Debt Repayment Schedule

The following table sets out our principal repayment schedule as of December 31, 2025:

Debt Principal Repayment Schedule(1)

	Maturing on or before December 31,
Currency(2)(3)	2026		2027		2028		2029		Thereafter
	(billions of Won)
Won	~~W~~	60,098.7	~~W~~	41,184.0	~~W~~	13,287.5	~~W~~	1,426.4	~~W~~	7,326.2
Foreign		41,048.9		14,230.3		12,455.2		2,543.5		11,630.8

Total Won Equivalent	~~W~~	101,147.6	~~W~~	55,414.3	~~W~~	25,742.7	~~W~~	3,969.9	~~W~~	18,957.0

(1)	Excludes bonds sold under repurchase agreements.
(2)	Borrowings in foreign currencies have been translated into Won at the market average exchange rates on December 31, 2025, as announced by the Seoul Money Brokerage Services Ltd.
(3)	We categorize debt with respect to which we have entered into currency swap agreements by our repayment currency under such agreements.

The following table summarizes, as of December 31 of the years indicated, our outstanding direct internal debt:

Direct Internal Debt

(billions of Won)
2021	115,318.8
2022	126,854.0
2023	121,108.9
2024	120,191.5
2025	123,426.5

The following table summarizes, as of December 31 of the years indicated, our outstanding direct external debt:

Direct External Debt

(billions of Won)
2021	52,412.9
2022	60,771.2
2023	66,102.6
2024	80,023.5
2025	81,908.7

The following table sets out, by currency and the equivalent amount in U.S. Dollars, our outstanding external bonds as of December 31, 2025:

External Bonds

	Amount in Original Currency	Equivalent Amount in U.S. Dollars(1)
	(millions)
US$	USD25,864	25,864
Euro (EUR)	EUR3,220	3,783
New Zealand Dollar (NZD)	NZD140	81
Hong Kong dollar (HKD)	HKD13,524	1,738
Chinese offshore renminbi (CNH)	CNH5,318	761
Swiss franc (CHF)	CHF650	821
Brazilian real (BRL)	BRL18,995	3,468
Australian dollar (AUD)	AUD2,043	1,368
Great Britain Sterling (GBP)	GBP586	789
Indonesian Rupiah (IDR)	IDR325,000	20
Indian Rupee (INR)	INR19,763	219
Swedish Krona (SEK)	SEK1,410	153
Mexican Peso (MXN)	MXN3,500	195
Singapore Dollar (SGD)	SGD84	65
Japanese Yen (JPY)	JPY10,000	64
Turkish Lira (TRY)	TRY9,900	231

Total		US$39,620

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the exchange rate announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2025.

For further information on our outstanding indebtedness, see “—Tables and Supplementary Information.”

Debt Record

We have never defaulted in the payment of principal or interest on any of our obligations.

Overseas Operations

We operate overseas subsidiaries in Hong Kong, Dublin, Budapest, Sao Paulo, Tashkent, Jakarta and Mountain View. The subsidiaries engage in a variety of banking and merchant banking services, including:

•	managing and underwriting new securities issues;

•	syndicating medium and long-term loans;

•	trading securities;

•	trading in the money market; and

•	providing investment management and advisory services.

We currently maintain twelve branches in Tokyo, Shanghai, Singapore, New York City, London, Beijing, Guangzhou, Qingdao, Shenyang, Yangon, Hong Kong and Frankfurt, and six overseas representative offices in Ho Chi Minh City, Abu Dhabi, Moscow, Sydney, Bangkok and Jakarta.

Property

Our head office is located at 14 Eunhaeng-ro, Yeongdeungpo-gu, Seoul, Korea, a 35,996 square meter building completed in July 2001 and owned by us. In addition to the head office, we maintain 59 branches in major cities throughout the Republic, including 16 in Seoul. We generally lease our domestic and overseas offices under long-term leases.

Directors and Management; Employees

Our Board of Directors has ultimate responsibility for management of our affairs. Under the KDB Act and our Articles of Incorporation, our Board of Directors is to consist of one Chief Executive Officer (who also serves as the Chairman of the Board of Directors), one Chief Operating Officer and not more than eight directors. Under the KDB Act, the President of the Republic appoints our Chief Executive Officer and Chairman of the Board of Directors upon the recommendation of the Chairman of the Financial Services Commission. The Financial Services Commission appoints all of our directors upon the recommendation of our Chief Executive Officer. Under our Articles of Incorporation, our executive directors serve for three-year terms and they may be re-appointed, and our independent non-executive directors serve for two-year terms and they may be re-appointed; provided, however, that our independent non-executive directors shall not serve more than one year for each reappointment and shall not serve more than five years consecutively.

Currently, the members of our Board of Directors are:

Position	Name	Expiration of Term
Chief Executive Officer and Chairman of the Board of Directors	Sangjin Park	September 9, 2028
Chief Operating Officer and Vice Chairman of the Board of Directors	Bong Hee Lee	March 23, 2029
Auditor	Jaeshin Kim	August 25, 2027
Independent Non-executive Directors	Seung Cheol Jeon	May 1, 2027
	Seungho Lee	April 23, 2028
	Woo Chan Kim	April 23, 2028
	Seeun Jeong	April 23, 2028
	Kyung-Woo Lee	April 23, 2028

As of December 31, 2025, we employed 3,486 persons with 2,113 persons located in our head office.

Tables and Supplementary Information

A. External Debt of KDB

(1) External Bonds of KDB

Currency	Original Principal Amount	Interest Rate (%)	Issue Date	Maturity Date	Principal Amount Outstanding as of December 31, 2025
USD	50,000,000	2.730	February 6, 2015	February 6, 2027	50,000,000
USD	1,000,000,000	3.000	January 13, 2016	January 13, 2026*	1,000,000,000
USD	50,000,000	2.690	March 30, 2016	March 30, 2026*	50,000,000
USD	53,000,000	2.180	August 10, 2016	August 10, 2026	53,000,000
USD	500,000,000	2.000	September 12, 2016	September 12, 2026	500,000,000
USD	50,000,000	2.530	November 10, 2016	November 10, 2028	50,000,000
USD	50,000,000	3.088	January 17, 2017	January 17, 2027	50,000,000
USD	50,000,000	3.800	January 29, 2018	January 29, 2038	50,000,000
USD	50,000,000	4.100	March 19, 2018	March 19, 2048	50,000,000
USD	500,000,000	0.800	October 27, 2020	April 27, 2026*	500,000,000

Currency	Original Principal Amount	Interest Rate (%)	Issue Date	Maturity Date	Principal Amount Outstanding as of December 31, 2025
USD	500,000,000	0.800	January 19, 2021	July 19, 2026*	500,000,000
USD	300,000,000	1.625	January 19, 2021	January 19, 2031	300,000,000
USD	500,000,000	1.000	March 9, 2021	September 9, 2026	500,000,000
USD	300,000,000	2.000	April 1, 2021	April 1, 2031	300,000,000
USD	100,000,000	1.146	May 18, 2021	May 18, 2026*	100,000,000
USD	100,000,000	1.035	June 18, 2021	June 18, 2026*	100,000,000
USD	100,000,000	1.145	June 4, 2021	June 4, 2026*	100,000,000
USD	100,000,000	3M USD Libor+0.25	June 11, 2021	June 11, 2026*	100,000,000
USD	50,000,000	2.470	August 24, 2021	August 24, 2051	50,000,000
USD	200,000,000	1.750	September 27, 2021	September 27, 2031	200,000,000
USD	20,000,000	2.850	October 12, 2021	October 12, 2051	20,000,000
USD	20,000,000	2.925	October 18, 2021	October 18, 2051	20,000,000
USD	500,000,000	1.375	October 25, 2021	April 25, 2027	500,000,000
USD	300,000,000	2.000	October 25, 2021	October 25, 2031	300,000,000
USD	20,000,000	2.870	November 19, 2021	November 19, 2051	20,000,000
USD	38,000,000	1.950	January 25, 2022	January 25, 2027	38,000,000
USD	200,000,000	2.250	January 26, 2022	January 26, 2032	200,000,000
USD	500,000,000	2.250	February 24, 2022	February 24, 2027	500,000,000
USD	40,000,000	2.643	March 18, 2022	March 18, 2032	40,000,000
USD	50,000,000	3.400	May 18, 2022	May 18, 2027	50,000,000
USD	450,000,000	4.250	September 8, 2022	September 8, 2032	450,000,000
USD	50,000,000	SOFR+1.00	October 14, 2022	October 14, 2027	50,000,000
USD	50,000,000	SOFR+1.00	October 17, 2022	October 17, 2027	50,000,000
USD	50,000,000	SOFR+0.99	October 17, 2022	October 17, 2027	50,000,000
USD	50,000,000	SOFR+1.00	October 19, 2022	October 19, 2027	50,000,000
USD	50,000,000	SOFR+1.03	October 26, 2022	October 26, 2027	50,000,000
USD	50,000,000	SOFR+1.03	October 27, 2022	October 27, 2027	50,000,000
USD	50,000,000	SOFR+1.03	October 28, 2022	October 28, 2027	50,000,000
USD	20,000,000	SOFR+1.30	November 4, 2022	November 4, 2027	20,000,000
USD	130,000,000	5.450	November 21, 2022	November 21, 2028	130,000,000
USD	35,000,000	SOFR+1.30	November 22, 2022	November 22, 2027	35,000,000
USD	20,000,000	5.450	November 28, 2022	November 28, 2028	20,000,000
USD	20,000,000	SOFR+1.30	November 28, 2022	November 28, 2027	20,000,000
USD	20,000,000	SOFR+1.30	December 8, 2022	December 8, 2027	20,000,000
USD	60,000,000	SOFR+1.29	December 14, 2022	December 14, 2027	60,000,000
USD	40,000,000	SOFR+0.95	February 10, 2023	February 10, 2028	40,000,000
USD	1,000,000,000	4.375	February 15, 2023	February 15, 2028	1,000,000,000
USD	1,000,000,000	4.375	February 15, 2023	February 15, 2033	1,000,000,000
USD	50,000,000	SOFR+0.75	February 16, 2023	February 16, 2026*	50,000,000
USD	10,000,000	5.010	March 3, 2023	March 3, 2026*	10,000,000
USD	40,000,000	SOFR+0.85	May 11, 2023	May 11, 2028	40,000,000
USD	50,000,000	SOFR+0.80	June 5, 2023	June 5, 2026*	50,000,000
USD	50,000,000	SOFR+0.80	June 15, 2023	June 15, 2026*	50,000,000
USD	50,000,000	SOFR+0.80	June 20, 2023	June 20, 2026*	50,000,000
USD	50,000,000	SOFR+0.82	June 26, 2023	June 26, 2026*	50,000,000
USD	22,000,000	SOFR+0.80	July 12, 2023	July 12, 2026*	22,000,000
USD	50,000,000	5.320	July 14, 2023	July 14, 2026*	50,000,000
USD	300,000,000	SOFR+0.90	August 1, 2023	August 1, 2028	300,000,000
USD	50,000,000	5.240	August 2, 2023	August 2, 2026*	50,000,000
USD	50,000,000	5.250	August 11, 2023	August 11, 2026	50,000,000
USD	50,000,000	5.500	August 29, 2023	August 29, 2043	50,000,000
USD	300,000,000	SOFR+0.70	October 23, 2023	October 23, 2026	300,000,000
USD	700,000,000	5.375	October 23, 2023	October 23, 2026	700,000,000
USD	500,000,000	5.375	October 23, 2023	October 23, 2028	500,000,000
USD	500,000,000	5.625	October 23, 2023	October 23, 2033	500,000,000
USD	38,000,000	SOFR+0.70	October 31, 2023	October 30, 2026	38,000,000
USD	33,000,000	SOFR+0.87	November 15, 2023	November 15, 2028	33,000,000
USD	50,000,000	SOFR+0.87	November 29, 2023	November 29, 2028	50,000,000
USD	20,000,000	SOFR+0.79	December 20, 2023	December 20, 2028	20,000,000
USD	50,000,000	SOFR+0.51	January 19, 2024	January 19, 2026*	50,000,000
USD	20,000,000	SOFR+0.90	January 24, 2024	January 24, 2031	20,000,000
USD	1,750,000,000	4.625	February 15, 2024	February 15, 2027	1,750,000,000

Currency	Original Principal Amount	Interest Rate (%)	Issue Date	Maturity Date	Principal Amount Outstanding as of December 31, 2025
USD	1,250,000,000	4.500	February 15, 2024	February 15, 2029	1,250,000,000
USD	50,000,000	4.945	February 28, 2024	February 28, 2027	50,000,000
USD	20,000,000	SOFR+0.60	April 17, 2024	April 17, 2029	20,000,000
USD	50,000,000	SOFR+0.60	June 3, 2024	June 3, 2029	50,000,000
USD	25,000,000	SOFR+0.59	June 14, 2024	June 14, 2027	25,000,000
USD	1,000,000,000	4.750	June 26, 2024	June 26, 2027	1,000,000,000
USD	65,000,000	SOFR+0.75	July 12, 2024	July 12, 2029	65,000,000
USD	100,000,000	SOFR+0.40	August 30, 2024	February 27, 2026*	100,000,000
USD	20,000,000	4.071	September 5, 2024	September 5, 2027	20,000,000
USD	100,000,000	SOFR+0.45	September 12, 2024	March 12, 2026*	100,000,000
USD	50,000,000	SOFR+0.45	September 13, 2024	March 13, 2026*	50,000,000
USD	1,000,000,000	4.125	October 16, 2024	October 16, 2027	1,000,000,000
USD	50,000,000	4.470	November 12, 2024	November 12, 2029	50,000,000
USD	10,000,000	4.530	November 19, 2024	May 19, 2026*	10,000,000
USD	10,000,000	4.580	November 20, 2024	November 20, 2026	10,000,000
USD	200,000,000	SOFR+0.49	January 7, 2025	December 7, 2026	200,000,000
USD	100,000,000	4.720	January 13, 2025	January 13, 2028	100,000,000
USD	50,000,000	4.580	January 10, 2025	January 10, 2026*	50,000,000
USD	42,800,000	4.830	January 21, 2025	January 21, 2028	42,800,000
USD	30,000,000	0.000	January 17, 2025	January 16, 2026*	30,000,000
USD	900,000,000	4.625	February 3, 2025	February 3, 2028	900,000,000
USD	1,200,000,000	4.875	February 3, 2025	February 3, 2030	1,200,000,000
USD	900,000,000	SOFR + 0.76	February 3, 2025	February 3, 2030	900,000,000
USD	50,000,000	4.650	February 11, 2025	February 11, 2026*	50,000,000
USD	50,000,000	4.470	February 13, 2025	February 13, 2026*	50,000,000
USD	50,000,000	4.547	February 18, 2025	February 18, 2026*	50,000,000
USD	50,000,000	4.630	February 14, 2025	February 14, 2026*	50,000,000
USD	45,000,000	4.625	February 19, 2025	February 19, 2026*	45,000,000
USD	30,000,000	4.945	February 21, 2025	February 21, 2030	30,000,000
USD	50,000,000	SOFR+0.55	February 25, 2025	February 25, 2028	50,000,000
USD	50,000,000	SOFR+0.30	March 6, 2025	February 27, 2026*	50,000,000
USD	20,000,000	4.380	March 20, 2025	March 20, 2026*	20,000,000
USD	50,000,000	SOFR+0.32	March 27, 2025	April 27, 2026*	50,000,000
USD	50,000,000	SOFR+0.40	March 27, 2025	September 27, 2026	50,000,000
USD	50,000,000	4.260	April 10, 2025	April 10, 2026*	50,000,000
USD	20,000,000	4.320	April 30, 2025	April 30, 2026*	20,000,000
USD	200,000,000	SOFR+0.55	May 13, 2025	May 13, 2027	200,000,000
USD	50,000,000	4.300	May 13, 2025	May 13, 2026*	50,000,000
USD	20,000,000	4.330	May 9, 2025	May 9, 2026*	20,000,000
USD	100,000,000	SOFR+0.45	May 14, 2025	June 5, 2026*	100,000,000
USD	50,000,000	4.190	May 14, 2025	May 14, 2027	50,000,000
USD	50,000,000	SOFR+0.49	May 15, 2025	December 15, 2026	50,000,000
USD	13,000,000	4.000	May 16, 2025	May 16, 2026*	13,000,000
USD	50,000,000	SOFR+0.40	May 19, 2025	June 11, 2026*	50,000,000
USD	20,000,000	4.350	May 20, 2025	May 20, 2027	20,000,000
USD	50,000,000	4.480	May 21, 2025	May 21, 2026*	50,000,000
USD	20,000,000	SOFR+0.65	May 22, 2025	May 22, 2028	20,000,000
USD	40,000,000	4.570	May 30, 2025	May 30, 2030	40,000,000
USD	50,000,000	4.300	May 29, 2025	May 28, 2027	50,000,000
USD	30,000,000	SOFR+0.7	June 5, 2025	June 5, 2028	30,000,000
USD	50,000,000	SOFR+0.43	June 11, 2025	June 11, 2026*	50,000,000
USD	30,000,000	SOFR+0.67	June 18, 2025	June 18, 2028	30,000,000
USD	50,000,000	0.000	June 18, 2025	June 11, 2026*	50,000,000
USD	30,000,000	SOFR+0.67	June 17, 2025	June 17, 2028	30,000,000
USD	25,000,000	4.500	June 18, 2025	June 18, 2026*	25,000,000
USD	10,000,000	SOFR+0.35	June 18, 2025	June 18, 2026*	10,000,000
USD	30,000,000	SOFR+0.50	June 26, 2025	June 26, 2027	30,000,000
USD	14,000,000	4.430	June 26, 2025	June 26, 2026*	14,000,000
USD	50,000,000	4.090	July 3, 2025	July 2, 2027	50,000,000
USD	50,000,000	4.270	July 10, 2025	July 10, 2026*	50,000,000
USD	100,000,000	4.360	July 14, 2025	July 14, 2026*	100,000,000
USD	30,000,000	4.300	July 15, 2025	July 14, 2026*	30,000,000

Currency	Original Principal Amount	Interest Rate (%)	Issue Date	Maturity Date	Principal Amount Outstanding as of December 31, 2025
USD	50,000,000	0.000	July 16, 2025	July 16, 2026*		50,000,000
USD	50,000,000	SOFR + 0.70	July 17, 2025	July 17, 2030		50,000,000
USD	14,000,000	4.370	July 23, 2025	July 23, 2026*		14,000,000
USD	50,000,000	4.363	July 25, 2025	July 28, 2026*		50,000,000
USD	30,000,000	4.320	July 28, 2025	July 28, 2026*		30,000,000
USD	80,000,000	4.330	July 31, 2025	July 31, 2026*		80,000,000
USD	50,000,000	4.140	August 20, 2025	August 20, 2026		50,000,000
USD	14,000,000	4.000	August 22, 2025	August 21, 2026		14,000,000
USD	100,000,000	4.100	August 26, 2025	August 26, 2028		100,000,000
USD	30,000,000	4.165	August 27, 2025	August 27, 2026		30,000,000
USD	15,000,000	4.160	August 28, 2025	August 28, 2026		15,000,000
USD	1,000,000,000	3.750	September 16, 2025	September 16, 2030		1,000,000,000
USD	40,000,000	SOFR + 0.55	September 19, 2025	September 19, 2028		40,000,000
USD	40,000,000	3.840	September 25, 2025	September 25, 2029		40,000,000
USD	100,000,000	3.965	September 24, 2025	September 24, 2030		100,000,000
USD	25,000,000	3.980	September 30, 2025	September 30, 2026		25,000,000
USD	14,000,000	3.950	October 3, 2025	October 2, 2026		14,000,000
USD	30,000,000	3.940	October 16, 2025	October 16, 2026		30,000,000
USD	50,000,000	SOFR + 0.30	October 23, 2025	October 23, 2026		50,000,000
USD	50,000,000	3.600	October 24, 2025	October 24, 2027		50,000,000
USD	88,000,000	3.905	October 30, 2025	October 30, 2030		88,000,000
USD	30,000,000	3.800	October 28, 2025	October 28, 2026		30,000,000
USD	50,000,000	3.700	November 4, 2025	November 4, 2027		50,000,000
USD	20,000,000	3.982	November 6, 2025	November 6, 2030		20,000,000
USD	75,000,000	3.950	November 10, 2025	November 10, 2026		75,000,000
USD	50,000,000	SOFR + 0.50	November 10, 2025	November 10, 2028		50,000,000
USD	50,000,000	3.880	November 12, 2025	November 12, 2026		50,000,000
USD	50,000,000	3.900	November 14, 2025	November 14, 2026		50,000,000
USD	50,000,000	3.825	November 17, 2025	November 17, 2027		50,000,000
USD	50,000,000	3.910	November 21, 2025	November 23, 2026		50,000,000
USD	100,000,000	SOFR + 0.26	November 28, 2025	November 27, 2026		100,000,000
USD	100,000,000	SOFR + 0.26	November 28, 2025	November 28, 2026		100,000,000
USD	50,000,000	3.870	November 25, 2025	November 25, 2026		50,000,000
USD	50,000,000	3.830	December 9, 2025	December 9, 2026		50,000,000
		Subtotal in Original Currency			USD	25,863,800,000

		Subtotal in Equivalent Amount of Won(1)			~~W~~	37,111,966,620,000

NZD	27,000,000	2.600	June 1, 2021	June 1, 2031		27,000,000
NZD	27,000,000	2.600	June 9, 2021	June 9, 2031		27,000,000
NZD	27,000,000	2.600	June 16, 2021	June 16, 2031		27,000,000
NZD	29,000,000	3.000	October 8, 2021	October 8, 2031		29,000,000
NZD	30,000,000	5.060	January 27, 2023	January 27, 2028		30,000,000
		Subtotal in Original Currency			NZD	140,000,000

		Subtotal in Equivalent Amount of Won(2)			~~W~~	116,342,800,000

HKD	390,000,000	3.450	May 10, 2022	May 10, 2029		390,000,000
HKD	169,000,000	3.600	May 12, 2022	May 12, 2029		169,000,000
HKD	349,000,000	4.200	June 28, 2022	June 17, 2032		349,000,000
HKD	230,000,000	4.100	April 25, 2023	April 25, 2030		230,000,000
HKD	200,000,000	4.150	April 26, 2023	April 26, 2030		200,000,000
HKD	170,000,000	4.620	September 11, 2023	September 11, 2026		170,000,000
HKD	100,000,000	4.630	September 13, 2023	September 13, 2026		100,000,000
HKD	390,000,000	4.040	January 25, 2024	January 25, 2027		390,000,000
HKD	300,000,000	4.450	March 27, 2024	March 27, 2026*		300,000,000
HKD	123,000,000	4.640	May 7, 2024	May 7, 2026*		123,000,000
HKD	250,000,000	4.450	May 10, 2024	May 10, 2027		250,000,000
HKD	389,000,000	3.500	August 20, 2024	August 20, 2027		389,000,000
HKD	360,000,000	3.725	December 10, 2024	December 10, 2029		360,000,000
HKD	200,000,000	4.420	March 7, 2024	March 7, 2026*		200,000,000
HKD	250,000,000	4.080	January 15, 2025	January 15, 2026*		250,000,000
HKD	238,000,000	4.070	January 16, 2025	January 16, 2026*		238,000,000
HKD	350,000,000	4.000	February 12, 2025	February 12, 2026*		350,000,000
HKD	238,000,000	3.910	February 13, 2025	February 13, 2026*		238,000,000

Currency	Original Principal Amount	Interest Rate (%)	Issue Date	Maturity Date	Principal Amount Outstanding as of December 31, 2025
HKD	160,000,000	3.930	February 14, 2025	February 20, 2026*		160,000,000
HKD	443,000,000	4.000	February 18, 2025	February 18, 2026*		443,000,000
HKD	200,000,000	3.970	February 24, 2025	February 24, 2026*		200,000,000
HKD	160,000,000	3.950	February 24, 2025	February 24, 2026*		160,000,000
HKD	350,000,000	4.010	February 26, 2025	February 26, 2027		350,000,000
HKD	100,000,000	3.780	April 16, 2025	April 16, 2026*		100,000,000
HKD	580,000,000	3.820	April 23, 2025	April 23, 2026*		580,000,000
HKD	100,000,000	HIBOR + 0.12	April 30, 2025	April 30, 2026*		100,000,000
HKD	595,000,000	3.080	May 29, 2025	May 29, 2026*		595,000,000
HKD	355,000,000	2.900	June 11, 2025	June 11, 2026*		355,000,000
HKD	780,000,000	2.860	June 20, 2025	June 20, 2026*		780,000,000
HKD	390,000,000	3.075	June 23, 2025	June 23, 2027		390,000,000
HKD	150,000,000	2.800	June 26, 2025	June 26, 2026*		150,000,000
HKD	80,000,000	2.750	June 27, 2025	June 27, 2026*		80,000,000
HKD	750,000,000	2.710	July 11, 2025	July 13, 2026*		750,000,000
HKD	355,000,000	2.900	July 15, 2025	July 15, 2027		355,000,000
HKD	190,000,000	2.820	July 16, 2025	July 16, 2026*		190,000,000
HKD	150,000,000	2.820	July 16, 2025	July 16, 2026*		150,000,000
HKD	200,000,000	2.820	July 21, 2025	July 21, 2026*		200,000,000
HKD	200,000,000	2.800	July 23, 2025	July 15, 2026*		200,000,000
HKD	200,000,000	2.965	July 30, 2025	July 30, 2028		200,000,000
HKD	110,000,000	2.670	August 5, 2025	August 5, 2026*		110,000,000
HKD	700,000,000	3.280	November 10, 2025	November 10, 2026		700,000,000
HKD	400,000,000	3.280	November 11, 2025	November 11, 2026		400,000,000
HKD	350,000,000	3.290	November 14, 2025	November 13, 2026		350,000,000
HKD	380,000,000	3.240	November 20, 2025	November 20, 2026		380,000,000
HKD	400,000,000	3.230	November 28, 2025	November 27, 2026		400,000,000
		Subtotal in Original Currency			HKD	13,524,000,000

		Subtotal in Equivalent Amount of Won(3)			~~W~~	2,493,960,840,000

CNH	140,000,000	3.460	May 19, 2022	May 19, 2026*		140,000,000
CNH	260,000,000	3.300	June 30, 2022	June 20, 2032		260,000,000
CNH	330,000,000	3.700	November 30, 2022	November 30, 2027		330,000,000
CNH	250,000,000	3.410	January 19, 2023	January 19, 2026*		250,000,000
CNH	250,000,000	3.510	January 19, 2023	January 19, 2026*		250,000,000
CNH	355,000,000	2.950	June 14, 2023	June 14, 2026*		355,000,000
CNH	325,000,000	2.950	June 15, 2023	June 15, 2026*		325,000,000
CNH	330,000,000	3.050	June 26, 2023	June 26, 2026*		330,000,000
CNH	187,000,000	3.080	June 30, 2023	June 30, 2026*		187,000,000
CNH	181,000,000	3.000	July 26, 2023	July 26, 2026*		181,000,000
CNH	350,000,000	3.000	July 31, 2023	July 31, 2026*		350,000,000
CNH	150,000,000	3.120	September 14, 2023	September 14, 2026		150,000,000
CNH	360,000,000	2.770	July 31, 2024	July 31, 2027		360,000,000
CNH	250,000,000	2.800	September 5, 2024	September 5, 2034		250,000,000
CNH	100,000,000	2.230	May 22, 2025	May 22, 2030		100,000,000
CNH	350,000,000	2.100	July 24, 2025	July 24, 2030		350,000,000
CNH	1,150,000,000	1.900	September 30, 2025	March 30, 2027		1,150,000,000
		Subtotal in Original Currency			CNH	5,318,000,000

		Subtotal in Equivalent Amount of Won(4)			~~W~~	1,088,913,680,000

EUR	500,000,000	2.625	September 8, 2022	September 8, 2027		500,000,000
EUR	50,000,000	2.810	October 13, 2022	October 13, 2026		50,000,000
EUR	50,000,000	2.810	October 14, 2022	October 14, 2026		50,000,000
EUR	100,000,000	3.180	October 19, 2022	October 19, 2026		100,000,000
EUR	100,000,000	3.180	October 19, 2022	October 19, 2026		100,000,000
EUR	750,000,000	3.375	May 23, 2023	May 23, 2028		750,000,000
EUR	250,000,000	3.375	September, 2023	May 23, 2028		250,000,000
EUR	20,000,000	ESTR + 0.36	March 25, 2024	March 25, 2026*		20,000,000
EUR	100,000,000	EURIBOR + 0.315	July 2, 2025	July 2, 2027		100,000,000
EUR	250,000,000	2.375	September 4, 2025	September 4, 2028		250,000,000
EUR	1,000,000,000	2.375	September 4, 2025	September 4, 2028		1,000,000,000
EUR	50,000,000	2.150	October 6, 2025	October 6, 2026		50,000,000
		Subtotal in Original Currency			EUR	3,220,000,000

		Subtotal in Equivalent Amount of Won(5)			~~W~~	5,428,018,400,000

Currency	Original Principal Amount	Interest Rate (%)	Issue Date	Maturity Date	Principal Amount Outstanding as of December 31, 2025
CHF	200,000,000	0.170	July 22, 2021	July 22, 2031		200,000,000
CHF	225,000,000	0.940	April 28, 2022	April 28, 2027		225,000,000
CHF	200,000,000	2.2225	July 24, 2024	July 24, 2026*		200,000,000
CHF	25,000,000	0.000	August 4, 2025	August 4, 2026*		25,000,000
		Subtotal in Original Currency			CHF	650,000,000

		Subtotal in Equivalent Amount of Won(6)			~~W~~	1,177,780,500,000

BRL	250,500,000	8.638	March 22, 2024	March 23, 2026*		250,500,000
BRL	249,000,000	8.240	April 4, 2024	April 2, 2026*		249,000,000
BRL	249,500,000	8.940	April 8, 2024	April 8, 2026*		249,500,000
BRL	251,000,000	8.978	April 11, 2024	April 10, 2026*		251,000,000
BRL	253,500,000	9.260	April 18, 2024	April 17, 2026*		253,500,000
BRL	518,000,000	8.680	April 19, 2024	April 17, 2026*		518,000,000
BRL	527,000,000	8.880	April 22, 2024	April 22, 2026*		527,000,000
BRL	256,500,000	9.570	May 10, 2024	May 8, 2026*		256,500,000
BRL	257,500,000	9.550	May 21, 2024	May 21, 2026*		257,500,000
BRL	256,000,000	9.525	May 23, 2024	May 22, 2026*		256,000,000
BRL	256,500,000	8.745	May 23, 2024	May 22, 2026*		256,500,000
BRL	254,500,000	8.835	May 28, 2024	May 28, 2026*		254,500,000
BRL	257,500,000	9.747	May 31, 2024	May 29, 2026*		257,500,000
BRL	257,000,000	9.700	June 3, 2024	June 1, 2026*		257,000,000
BRL	515,000,000	8.828	June 4, 2024	June 2, 2026*		515,000,000
BRL	519,500,000	9.021	June 5, 2024	June 5, 2026*		519,500,000
BRL	1,400,000,000	9.888	July 30, 2024	January 8, 2026*		1,400,000,000
BRL	236,000,000	9.145	August 12, 2024	August 3, 2026*		236,000,000
BRL	234,000,000	9.360	August 13, 2024	August 3, 2026*		234,000,000
BRL	271,000,000	9.600	September 30, 2024	January 15, 2026*		271,000,000
BRL	278,500,000	11.040	October 17, 2024	October 16, 2026		278,500,000
BRL	281,500,000	11.180	October 21, 2024	October 21, 2026		281,500,000
BRL	288,500,000	11.210	November 22, 2024	November 19, 2026		288,500,000
BRL	289,000,000	11.235	November 25, 2024	November 25, 2026		289,000,000
BRL	2,943,000,000	13.420	February 10, 2025	February 4, 2027		2,943,000,000
BRL	289,000,000	13.310	March 7, 2025	March 4, 2027		289,000,000
BRL	291,500,000	13.285	March 18, 2025	March 18, 2027		291,500,000
BRL	284,500,000	11.921	March 24, 2025	March 23, 2027		284,500,000
BRL	850,000,000	12.600	March 31, 2025	March 31, 2026*		850,000,000
BRL	113,000,000	11.800	May 9, 2025	January 4, 2027		113,000,000
BRL	283,500,000	12.280	May 12, 2025	May 12, 2026*		283,500,000
BRL	1,126,000,000	12.510	May 29, 2025	May 26, 2027		1,126,000,000
BRL	283,500,000	12.680	June 5, 2025	June 4, 2027		283,500,000
BRL	167,500,000	12.830	June 13, 2025	June 11, 2027		167,500,000
BRL	277,500,000	12.550	June 18, 2025	December 15, 2026		277,500,000
BRL	279,000,000	12.685	June 20, 2025	December 16, 2026		279,000,000
BRL	750,000,000	11.880	July 10, 2025	January 4, 2027		750,000,000
BRL	750,000,000	11.880	July 10, 2025	January 4, 2027		750,000,000
BRL	277,500,000	11.840	July 23, 2025	November 27, 2026		277,500,000
BRL	275,000,000	11.130	July 7, 2025	June 21, 2028		275,000,000
BRL	272,000,000	11.100	July 30, 2025	June 21, 2028		272,000,000
BRL	269,000,000	10.550	October 30, 2025	December 30, 2026		269,000,000
BRL	268,500,000	11.0750	November 4, 2025	December 23, 2026		268,500,000
BRL	269,000,000	10.550	November 6, 2025	December 30, 2026		269,000,000
BRL	269,000,000	10.860	November 10, 2025	April 30, 2027		269,000,000
		Subtotal in Original Currency			BRL	18,995,000,000

		Subtotal in Equivalent Amount of Won(7)			~~W~~	4,975,740,250,000

AUD	100,000,000	3.966	November 30, 2016	November 30, 2026		100,000,000
AUD	60,000,000	3.760	January 18, 2018	January 18, 2028		60,000,000
AUD	56,000,000	2.565	April 7, 2021	April 1, 2036		56,000,000
AUD	30,000,000	2.550	September 28, 2021	September 28, 2041		30,000,000
AUD	40,000,000	2.500	September 28, 2021	September 28, 2041		40,000,000
AUD	40,000,000	BBSW+0.70	September 28, 2021	September 28, 2031		40,000,000
AUD	60,000,000	2.550	September 30, 2021	September 30, 2036		60,000,000
AUD	50,000,000	2.780	October 18, 2021	October 18, 2041		50,000,000
AUD	30,000,000	3.190	November 26, 2021	November 26, 2041		30,000,000

Currency	Original Principal Amount	Interest Rate (%)	Issue Date	Maturity Date	Principal Amount Outstanding as of December 31, 2025
AUD	50,000,000	3.240	November 30, 2021	November 30, 2041		50,000,000
AUD	28,000,000	3.040	February 8, 2022	February 8, 2032		28,000,000
AUD	30,000,000	3.000	March 17, 2022	March 17, 2027		30,000,000
AUD	40,000,000	5.550	June 23, 2022	June 23, 2032		40,000,000
AUD	27,000,000	4.030	August 10, 2022	August 10, 2027		27,000,000
AUD	30,000,000	5.450	January 27, 2023	January 27, 2033		30,000,000
AUD	30,000,000	4.090	April 21, 2023	April 21, 2026*		30,000,000
AUD	30,000,000	5.050	April 26, 2023	April 26, 2033		30,000,000
AUD	70,000,000	BBSW+0.905	April 28, 2023	April 28, 2028		70,000,000
AUD	37,000,000	5.100	April 28, 2023	April 28, 2033		37,000,000
AUD	30,000,000	5.000	May 15, 2023	May 15, 2033		30,000,000
AUD	60,000,000	6.340	November 2, 2023	November 2, 2033		60,000,000
AUD	40,000,000	6.310	November 2, 2023	November 2, 2033		40,000,000
AUD	35,000,000	6.140	November 28, 2023	November 28, 2038		35,000,000
AUD	32,000,000	6.150	December 8, 2023	December 8, 2038		32,000,000
AUD	30,000,000	BBSW+0.77	January 22, 2024	January 22, 2029		30,000,000
AUD	30,000,000	5.570	January 30, 2024	January 30, 2034		30,000,000
AUD	40,000,000	BBSW+0.69	October 31, 2024	October 31, 2029		40,000,000
AUD	35,000,000	5.140	November 5, 2024	November 5, 2032		35,000,000
AUD	61,500,000	4.710	February 25, 2025	February 25, 2030		61,500,000
AUD	61,500,000	4.720	February 25, 2025	February 25, 2030		61,500,000
AUD	250,000,000	4.150	June 5, 2025	June 5, 2028		250,000,000
AUD	500,000,000	BBSW+0.760	June 5, 2025	June 5, 2028		500,000,000
		Subtotal in Original Currency			AUD	2,043,000,000

		Subtotal in Equivalent Amount of Won(8)			~~W~~	1,963,363,860,000

IDR	325,000,000,000	6.750	July 17, 2024	July 17, 2029		325,000,000,000
		Subtotal in Original Currency			IDR	325,000,000,000

		Subtotal in Equivalent Amount of Won(9)			~~W~~	27,820,000,000

INR	3,712,500,000	5.980	October 13, 2021	October 13, 2026		3,712,500,000
INR	3,500,000,000	7.400	January 25, 2024	January 25, 2029		3,500,000,000
INR	4,000,000,000	7.250	June 11, 2024	June 11, 2029		4,000,000,000
INR	4,250,000,000	7.400	January 17, 2025	January 17, 2030		4,250,000,000
INR	4,300,000,000	6.750	July 1, 2025	July 1, 2030		4,300,000,000
		Subtotal in Original Currency			INR	19,762,500,000

		Subtotal in Equivalent Amount of Won(10)			~~W~~	315,804,750,000

GBP	36,000,000	2.045	March 18, 2022	March 18, 2029		36,000,000
GBP	25,000,000	2.190	April 6, 2022	April 6, 2032		25,000,000
GBP	250,000,000	4.250	October 29, 2024	October 22, 2028		250,000,000
GBP	275,000,000	4.500	April 9, 2025	January 31, 2028		275,000,000
		Subtotal in Original Currency			GBP	586,000,000

		Subtotal in Equivalent Amount of Won(11)			~~W~~	1,132,333,660,000

SGD	20,000,000	3.700	September 8, 2023	September 8, 2026		20,000,000
SGD	64,000,000	2.000	July 28, 2025	July 28, 2030		64,000,000
		Subtotal in Original Currency			SGD	84,000,000

		Subtotal in Equivalent Amount of Won(12)			~~W~~	93,871,680,000

SEK	400,000,000	1.830	August 10, 2017	August 10, 2027		400,000,000
SEK	400,000,000	1.815	August 16, 2017	August 16, 2027		400,000,000
SEK	410,000,000	1.740	November 30, 2017	November 30, 2027		410,000,000
SEK	200,000,000	2.010	February 27, 2018	February 27, 2028		200,000,000
		Subtotal in Original Currency			SEK	1,410,000,000

		Subtotal in Equivalent Amount of Won(13)			~~W~~	219,917,700,000

MXN	3,500,000,000	TIIE28+0.20	July 14, 2022	July 9, 2026*		3,500,000,000
		Subtotal in Original Currency			MXN	3,500,000,000

		Subtotal in Equivalent Amount of Won(14)			~~W~~	279,195,000,000

JPY	2,000,000,000	0.450	May 27, 2024	May 27, 2026*		2,000,000,000
JPY	8,000,000,000	0.500	August 30, 2024	February 28, 2027		8,000,000,000
		Subtotal in Original Currency			JPY	10,000,000,000

		Subtotal in Equivalent Amount of Won(15)			~~W~~	91,763,000,000

Currency	Original Principal Amount	Interest Rate (%)	Issue Date	Maturity Date	Principal Amount Outstanding as of December 31, 2025
TRY	9,900,000,000	32.050	October 1, 2025	October 1, 2027		9,900,000,000
		Subtotal in Original Currency			TRY	9,900,000,000

		Subtotal in Equivalent Amount of Won(16)			~~W~~	330,660,000,000

Total External Bonds of KDB in Equivalent Amount of Won					~~W~~	56,847,452,740,000

*	Repaid on the respective maturity dates.
(1)

U.S. dollar amounts are converted to Won amounts at the rate of USD 1.00 to Won 1,434.90, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.

(2)

New Zealand dollar amounts are converted to Won amounts at the rate of NZD 1.00 to Won 831.02, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.

(3)

Hong Kong dollar amounts are converted to Won amounts at the rate of HKD 1.00 to Won 184.41, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.

(4)

Chinese offshore renminbi amounts are converted to Won amounts at the rate of CNH 1.00 to Won 204.76, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.

(5)	Euro amounts are converted to Won amounts at the rate of EUR 1.00 to Won 1,685.72, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.
(6)

Swiss franc amounts are converted to Won amounts at the rate of CHF 1.00 to Won 1,811.97, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.

(7)	Brazilian real amounts are converted to Won amounts at the rate of BRL 1.00 to Won 261.95, the prevailing market rate on December 31, 2025.
(8)

Australian dollar amounts are converted to Won amounts at the rate of AUD 1.00 to Won 961.02, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.

(9)

Indonesian rupiah amounts are converted to Won amounts at the rate of IDR 100.00 to Won 8.56, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.

(10)

Indian Rupee amounts are converted to Won amounts at the rate of INR 1.00 to Won 15.98, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.

(11)

Great Britain Sterling amounts are converted to Won amounts at the rate of GBP 1.00 to Won 1,932.31, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.

(12)

Singapore Dollar amounts are converted to Won amounts at the rate of SGD 1.00 to Won 1,117.52, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.

(13)

Swedish Krona amounts are converted to Won amounts at the rate of SEK 1.00 to Won 155.97, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.

(14)

Mexican Peso amounts are converted to Won amounts at the rate of MXN 1.00 to Won 79.77, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.

(15)

Japanese Yen amounts are converted to Won amounts at the rate of JPY 100.00 to Won 917.63, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.

(16)

Turkish Lira amounts are converted to Won amounts at the rate of TRY 1.00 to Won 33.40, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.

(2) External Borrowings of KDB

Lender	Classifications	Range of Interest Rates	Range of Years of Issue	Range of Years of Maturity	Principal Amount Outstanding as of December 31, 2025(1)
		(%)			(millions of Won)
Mizuho and others	Bank loans from foreign funds	2.44~4.93	2022~2025	2026~2028		2,894,882
Bank of New York Mellon, London and others	Off-shore short-term borrowings	1.72~4.41	2025	2026		717,523
China Development Bank and others	Off-shore long-term borrowings	2.07~5.00	2023~2025	2026		1,269,986
Others	Short-term borrowings in foreign currency	0.00~5.29	2025	2026		13,699,482
	Long-term borrowings in foreign currency	0.10~5.86	2023~2025	2026~2028		2,727,973

Total External Borrowings of KDB					~~W~~	21,309,846

(1)	Converted to Won amounts at the relevant market average exchange rates in effect on December 31, 2025 as announced by Seoul Money Brokerage Services, Ltd.

B. Internal Debt of KDB

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2025
	(%)			(millions of Won)
1.Bonds
Short-term Industrial Finance Bonds	2.45~2.98	2025	2026	~~W~~	3,712,726
Long-term Industrial Finance Bonds	0.98~6.60	2007~2025	2013~2052		114,979,782

Total Bonds	0.98~6.60	2007~2005	2013~2052		118,692,508
2.Borrowings
Borrowings from the Ministry of Finance and Economy	1.94~2.10	2006~2012	2026~2032		47,473
Borrowings from Korea SMEs and Startups Agency	1.44~2.64	2017~2025	2026~2035		72,837
Borrowings from the Ministry of Culture, Sports and Tourism	0.35~1.56	2012~2025	2026~2037		2,908,102
Borrowings from Korea Energy Agency	0.25~1.75	2011~2025	2026~2040		329,045
Others(1)	0.00~2.91	2003~2025	2026~2044		1,321,239

Total Borrowings(2)					4,678,696
3.Other Debt(3)					450,507

Total Internal Floating Debt(4)					4,383,950
Total Internal Funded Debt(5)					119,437,761

Total Internal Debt				~~W~~	123,821,711

(1)	Includes borrowings from local governments, The Bank of Korea, the petroleum enterprises support fund and others.
(2)	Consist of short term borrowings in the amount of ~~W~~220,717 million and long term borrowings in the amount of ~~W~~4,457,979 million.
(3)	Other debt includes bonds sold under repurchase agreements and call money.
(4)	Floating debt is debt that has a maturity at issuance of less than one year.
(5)	Funded debt is debt that has a maturity at issuance of one year or more.

Financial Statements and the Auditors

The Government elects our Auditor who is responsible for examining our financial operations and auditing our financial statements and records. The present Auditor is Jae Shin Kim, who was appointed by the Financial Services Commission for a three-year term on August 26, 2024.

We prepare our financial statements annually for submission to the Financial Services Commission, accompanied by an opinion of the Auditor. Although we are not legally required to have financial statements audited by external independent auditors, an independent public accounting firm has audited our separate and consolidated financial statements commencing with such financial statements as of and for the year ended December 31, 1998. As of the date of this prospectus, our external independent auditor is Nexia Samduk, located at 12th Floor, S&S Building, 48 Ujeongguk-ro, Jongno-gu, Seoul 03145, Korea, which has audited our separate financial statements as of and for the years ended December 31, 2025 and 2024 included in this prospectus.

Our separate financial statements appearing in this prospectus were prepared in conformity with Korean IFRS, as summarized in “—Notes to Separate Financial Statements of December 31, 2025 and 2024—Note 2.” These principles and procedures differ in certain material respects from generally accepted accounting principles in the United States.

With respect to the list of litigation matters disclosed in tabular form under “(8) Provision for litigations” in “—Notes to Separate Financial Statements of December 31, 2025 and 2024—Note 21,” we note that the litigation matters in the table as of December 31, 2024 that have not been referenced in the table as of December 31, 2025 were either deemed closed or no longer deemed material as of December 31, 2025.

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

Korea Development Bank

Opinion

We have audited the accompanying separate financial statements of Korea Development Bank (the “Bank”), which comprise the separate statements of financial position as of December 31, 2025 and 2024 and the separate statements of comprehensive income, the separate statements of changes in equity and the separate statements of cash flows for the years then ended, and notes to the separate financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Bank as of December 31, 2025 and 2024, and its separate financial performance and its separate cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Bank in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the separate financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Nexia Samduk

Seoul, Korea

March 31, 2026

This report is effective as of March 31, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

Korea Development Bank

Separate Statements of Financial Position

December 31, 2025 and 2024

(In millions of won)	Notes	December 31, 2025		December 31, 2024
Assets
Cash and due from financial institutions	4,42,44,45,48	~~W~~	11,687,001	12,995,521
Securities measured at FVTPL	5,44,45,48		21,176,621	18,418,800
Securities measured at FVOCI	6,38,44,45,48		31,678,661	32,760,193
Securities measured at amortized cost	7,38,44,45,48		9,887,461	8,936,305
Loans measured at FVTPL	8,44,45,48		87,141	419,773
Loans measured at amortized cost	9,44,45,48		217,168,085	209,481,353
Derivative financial assets	10,44,45,46,48		11,090,446	13,915,251
Investments in subsidiaries and associates	11,47		34,899,175	33,263,341
Property and equipment, net	12,47		809,972	794,138
Investment property, net	13,47		62,515	62,573
Intangible assets, net	14,47		65,815	62,171
Net defined benefit assets	20		54,097	30,968
Current tax assets			282,967	24,196
Other assets	15,44,45,48		7,323,182	8,056,518

Total assets		~~W~~	346,273,139	339,221,101

Liabilities
Financial liabilities measured at FVTPL	16,44,45,48	~~W~~	1,892,399	2,389,246
Deposits	17,44,45,48		68,474,854	66,100,573
Borrowings	18,44,45,48		31,604,779	32,730,518
Debentures	19,44,45,48		173,370,023	165,102,269
Derivative financial liabilities	10,44,45,46,48		10,385,734	14,873,939
Provisions	21		935,339	814,870
Deferred tax liabilities	36		5,054,373	4,032,721
Current tax liabilities			22,506	268,596
Other liabilities	22,44,45,48		9,077,776	9,983,473

Total liabilities			300,817,783	296,296,205
Equity
Issued capital	1,23		27,257,759	26,316,559
Capital surplus	23		2,452,466	2,457,006
Accumulated other comprehensive income	23		1,064,909	1,236,725
Retained earnings	23		14,680,222	12,914,606
(Regulatory reserve for credit losses of ~~W~~72,522 million and ~~W~~77,581 million as of December 31, 2025 and 2024, respectively)
(Required provision for (reversal of) regulatory reserve for credit losses of ~~W~~111,170 million and ~~W~~(5,029) million as of December 31, 2025 and 2024, respectively)
(Planned provision for (reversal of) regulatory reserve for credit losses of ~~W~~111,170 million and ~~W~~(5,029) million as of December 31, 2025 and 2024, respectively)

Total equity			45,455,356	42,924,896

Total liabilities and equity		~~W~~	346,273,139	339,221,101

See accompanying notes to the separate financial statements.

Korea Development Bank

Separate Statements of Comprehensive Income

Years ended December 31, 2025 and 2024

(In millions of won, except earnings per share information)	Notes	2025		2024
Interest income	47	~~W~~	10,872,311	12,105,864
Interest expense	24		(9,766,273)	(10,987,799)

Net interest income	24		1,106,038	1,118,065
Net fees and commission income	25		526,211	487,716
Dividend income	26		890,733	1,037,482
Gains on securities measured at FVTPL	27		518,998	720,623
Gains (losses) on financial liabilities measured at FVTPL	28		111,692	(51,047)
Gains on securities measured at FVOCI	29		45,212	30,359
Losses on derivatives	30		(208,322)	(829,751)
Foreign currency transaction gains	31		610,855	864,870
Other operating income(expense), net	32		24,561	(471,244)

Non-interest income, net			2,519,940	1,789,008
Provision for (reversal of) credit losses	33		608,401	(244,126)
General and administrative expenses	34,47		856,723	857,083

Operating income	47		2,160,854	2,294,116
Reversal of impairment loss on investments in subsidiaries and associates	11		414,355	160,887
Other non-operating income	35		23,196	11,587
Other non-operating expense	35		(39,734)	(25,780)

Non-operating expense, net			397,817	146,694

Profit before income taxes			2,558,671	2,440,810
Income tax expense	36		843,460	433,652

Profit for the year	23		1,715,211	2,007,158
(Profit for the year adjusted for regulatory reserve for credit losses: ~~W~~1,604,041 million and ~~W~~2,012,187 million for the years ended December 31, 2025 and 2024, respectively)
Other comprehensive income for the year, net of tax Items that are or may be reclassified subsequently to profit or loss:	23
Gains on securities measured at FVOCI			69,081	119,989
Exchange differences on translation of foreign operations			(62,973)	256,500
Valuation losses on cash flow hedge			(769)	(2,200)
Gains (losses) on hedges of net investments in foreign operations			7,325	(122,706)

			12,664	251,583
Items that will not be reclassified to profit or loss:
Gains (losses) on securities measured at FVOCI			625,974	(232,332)
Fair value changes on financial liabilities designated at fair value due to credit risk			58	(15,116)
Remeasurements of defined benefit liabilities			(1,401)	(17,096)

			624,631	(264,544)

			637,295	(12,961)

Total comprehensive income for the year		~~W~~	2,352,506	1,994,197

Earnings per share
Basic and diluted earnings per share (in won)	37	~~W~~	319	391

See accompanying notes to the separate financial statements.

Korea Development Bank

Separate Statements of Changes in Equity

Years ended December 31, 2025 and 2024

(In millions of won)	Issued capital	Capital surplus	Accumulated other comprehensive income	Retained earnings	Total equity
Balance at January 1, 2024	~~W~~23,926,559	2,468,715	2,158,351	10,876,908	39,430,533
Profit for the year	—	—	—	2,007,158	2,007,158
Gains (losses) on securities measured at FVOCI	—	—	(1,021,008)	908,665	(112,343)
Exchange differences on translation of foreign operations	—	—	256,500	—	256,500
Valuation losses on cash flow hedge	—	—	(2,200)	—	(2,200)
Losses on hedges of net investments in foreign operations	—	—	(122,706)	—	(122,706)
Fair value changes on financial liabilities designated at fair value due to credit risk	—	—	(15,116)	—	(15,116)
Remeasurements of defined benefit liabilities	—	—	(17,096)	—	(17,096)

Total comprehensive income for the year	—	—	(921,626)	2,915,823	1,994,197
Dividends	—	—	—	(878,125)	(878,125)
Paid in capital increase	2,390,000	(11,709)	—	—	2,378,291

Transaction with owners	2,390,000	(11,709)	—	(878,125)	1,500,166

Balance at December 31, 2024	~~W~~26,316,559	2,457,006	1,236,725	12,914,606	42,924,896

Balance at January 1, 2025	~~W~~26,316,559	2,457,006	1,236,725	12,914,606	42,924,896
Profit for the year	—	—	—	1,715,211	1,715,211
Gains (losses) on securities measured at FVOCI	—	—	(114,056)	809,111	695,055
Exchange differences on translation of foreign operations	—	—	(62,973)	—	(62,973)
Valuation losses on cash flow hedge	—	—	(769)	—	(769)
Gains on hedges of net investments in foreign operations	—	—	7,325	—	7,325
Fair value changes on financial liabilities designated at fair value due to credit risk	—	—	58	—	58
Remeasurements of defined benefit liabilities	—	—	(1,401)	—	(1,401)

Total comprehensive income for the year	—	—	(171,816)	2,524,322	2,352,506
Dividends	—	—	—	(758,706)	(758,706)
Paid in capital increase	941,200	(4,540)	—	—	936,660

Transaction with owners	941,200	(4,540)	—	(758,706)	177,954

Balance at December 31, 2025	~~W~~27,257,759	2,452,466	1,064,909	14,680,222	45,455,356

See accompanying notes to the separate financial statements.

Korea Development Bank

Separate Statements of Cash Flows

Years ended December 31, 2025 and 2024

(In millions of won)	Notes	2025		2024
Cash flows from operating activities
Profit for the year		~~W~~	1,715,211	2,007,158
Adjustments for:
Income tax expense	36		843,460	433,652
Interest income	24		(10,872,311)	(12,105,864)
Interest expense	24		9,766,273	10,987,799
Dividend income	26		(890,733)	(1,037,482)
Gains on valuation of securities measured at FVTPL	27		(379,538)	(541,330)
Gains on disposal of securities measured at FVTPL			(112,053)	(44,189)
Losses (gains) on financial liabilities measured at FVTPL	28		(111,692)	51,047
Gains on disposal of securities measured at FVOCI	29		(45,212)	(30,359)
Impairment losses (gains) on securities measured at amortized cost			(2,400)	496
Losses on loans measured at FVTPL	32		5,394	24,105
Losses (gains) on valuation of derivatives			(1,556,533)	399,252
Losses on fair value hedged items	30		1,264,231	811,454
Gains on foreign exchange translations	31		(635,934)	(869,967)
Losses (gains) on disposal of investments in subsidiaries and associates	32		(789,865)	6,769
Reversal of impairment loss on investments in subsidiaries and associates			(414,355)	(160,887)
Provision for loan loss allowance	33		810,762	90,837
Provision for (reversal of) credit losses for other assets	33		2,257	(3,683)
Reversal of provision for payment guarantees	21		(174,632)	(210,329)
Reversal of provision for unused commitments	21		(34,341)	(77,748)
Increase (reversal) of provision for financial guarantees	21		4,355	(43,203)
Increase of provision for litigations	21		—	21,405
Reversal of provision for restoration costs	21		(1,127)	(109)
Provision for contributions to the High Tech Strategic Industry Fund	21		339,446	—
Defined benefit costs	20		31,466	24,880
Depreciation of property and equipment	34		83,817	73,856
Losses on disposal of property and equipment	35		625	792
Gains on disposal of intangible assets	35		—	(29)
Depreciation of investment property	35		1,787	2,293
Amortization of intangible assets	34		21,155	42,721

			(2,845,698)	(2,153,821)
Changes in operating assets and liabilities:
Due from financial institutions			(43,169)	(897,272)
Securities measured at FVTPL			587,930	(2,480,154)
Loans measured at FVTPL			327,238	44,554
Loans measured at amortized cost			(6,420,911)	(11,429,775)
Derivative financial instruments			(75,509)	118,150
Other assets			561,689	2,324,550
Financial liabilities measured at FVTPL			(37,548)	140,952
Deposits			2,472,209	98,689
Defined benefit liabilities (assets)			(55,051)	(10,156)
Other liabilities			(1,148,768)	(2,418,461)

			(3,831,890)	(14,508,923)

(Continued)

Korea Development Bank

Separate Statements of Cash Flows, Continued

Years ended December 31, 2025 and 2024

(In millions of won)	Notes	2025		2024
Income taxes paid			(602,810)	(370,177)
Interest received			11,054,906	12,077,199
Interest paid			(9,326,136)	(10,530,167)
Dividends received			888,072	1,037,888

Net cash used in operating activities		~~W~~	(2,948,345)	(12,440,843)
Cash flows from investing activities
Net decrease (increase) of securities measured at FVTPL		~~W~~	(2,842,777)	538,112
Disposal of securities measured at FVOCI			9,171,173	10,710,160
Acquisition of securities measured at FVOCI	6		(8,497,487)	(7,844,743)
Redemption of securities measured at amortized cost	7		4,523,060	4,708,420
Acquisition of securities measured at amortized cost	7		(5,493,996)	(5,020,325)
Disposal of property and equipment			1,863	4,108
Acquisition of property and equipment	12		(44,089)	(26,459)
Disposal of intangible assets			—	129
Acquisition of intangible assets	14		(24,490)	(18,566)
Disposal of investments in subsidiaries and associates			2,352,064	390,644
Acquisition of investments in subsidiaries and associates			(1,385,134)	(936,925)

Net cash provided by (used in) investing activities			(2,239,813)	2,504,555
Cash flows from financing activities
Increase of financial liabilities measured at FVTPL			—	380,000
Decrease of financial liabilities measured at FVTPL			(346,337)	(123,352)
Increase in borrowings			56,880,731	61,331,012
Decrease in borrowings			(57,872,409)	(56,510,708)
Proceeds from issuance of debentures			121,506,181	114,684,239
Repayment of debentures			(114,580,878)	(107,791,891)
Decrease in lease liabilities			(36,155)	(33,273)
Dividends			(758,706)	(878,125)
Paid in capital increase			936,660	378,511

Net cash provided by financing activities			5,729,087	11,436,413
Effects from changes in foreign currency exchange rate for cash and cash equivalents held			(126,377)	514,311
Net increase in cash and cash equivalents			414,552	2,014,436
Cash and cash equivalents at the beginning of the year			13,875,013	11,860,577

Cash and cash equivalents at the end of the year	42	~~W~~	14,289,565	13,875,013

See accompanying notes to the separate financial statements.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

1. Reporting Entity

Korea Development Bank (the “Bank”) was established on April 1, 1954, in accordance with The Korea Development Bank Act to finance and manage major industrial projects.

The Bank is engaged in the banking industry under The Korea Development Bank Act and other applicable statutes, and in the fiduciary in accordance with the Financial Investment Services and Capital Markets Act, in order to expedite industrial development and enhance the national economy.

Korea Finance Corporation (KoFC), the former ultimate parent company, and KDB Financial Group Inc. (KDBFG), the former immediate parent company, were established by spin-offs of divisions of the Bank as of October 28, 2009. KoFC and KDBFG were merged into the Bank, effective as of December 31, 2014. Issued capital is ~~W~~27,257,759 million with 5,451,551,768 shares of issued and outstanding as of December 31, 2025. As of that date, 100% of the Bank’s shares are owned by the Government of the Republic of Korea.

The Bank’s head office is located in 14, Eunhaeng-ro (Yeouido-dong), Yeongdeungpo-gu, Seoul and its service network as of December 31, 2025 is as follows:

	Domestic		Overseas
	Head Office	Branches	Branches	Subsidiaries	Representative offices	Total
The Bank	1	61	12	7	6	87

2. Basis of Preparation

(1) Application of accounting standards

The financial statements of the Bank have been prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) enacted by the Act on External Audit of Stock Companies, Article 5. The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

(2) Changes and disclosures of accounting policies

(i) New standards and amendments to existing standards adopted

The Bank has applied the following new standards and amendments to existing standards for the first time for the annual period beginning on January 1, 2025. The nature and the impact of each new standard or amendment are described below:

Amendment of Korean IFRS No. 1021 “The Effects of Changes in Foreign Exchange Rates” and Korean IFRS No. 1101 “First-time Adoption of International Financial Reporting Standards”—Lack of exchangeability

The amendments require the Bank to determine a spot exchange rate when exchangeability is lacking, and to disclose information on the nature and financial effects of the currency not being exchangeable into the other currency, the spot exchange rate(s) used, the estimation process, and the risks to which the Bank is exposed. These amendments do not have a material impact on the financial statements.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

2. Basis of Preparation, Continued

(ii) New standards and interpretations, amendments to existing standarads issued but not effective

The following new standards, interpretations and amendments to existing standards have been issued but not effective for annual reporting periods beginning after January 1, 2025, and the Bank has not early adopted them.

Amendment of Korean IFRS No. 1109 “Financial Instruments” and No. 1107 “Financial Instruments: Disclosures”

Korean IFRS No. 1109 Financial Instruments and Korean IFRS No. 1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. These amendments do not have a significant impact on the financial statements.

These amendments:

•	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

•	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

•

add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term; and

•	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

Korean IFRS Accounting Standards Annual Improvements Volume 11

Annual Improvements to Korean IFRS—Volume 11 should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Bank does not expect the amendments to have a significant impact on the financial statements.

•	Korean IFRS No. 1101 “First-time adoption of International Financial Reporting Standards”: Hedge accounting by a first-time adopter

•	Korean IFRS No. 1107 “Financial Instruments: Disclosures”: Gain or loss on derecognition and implementation guidance

•	Korean IFRS No. 1109 “Financial Instruments”: Derecognition of lease liabilities and definition of transaction price

•	Korean IFRS No. 1110 “Consolidated Financial Statements”: Determination of a ‘de facto agent’

•	Korean IFRS No. 1107 “Statement of Cash Flows”: Cost method

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

2. Basis of Preparation, Continued

Korean IFRS No. 1118 Presentation and Disclosures in Financial Statements

Korean IFRS No. 1118 “Presentation and Disclosure in Financial Statements” replaces Korean IFRS No. 1001 “Presentation of Financial Statements”. The new presentation requirements introduced in Korean IFRS No. 1118 will increase comparability of the financial performance of similar entities, especially related to how ‘operating profit or loss’ is defined. The new disclosure requirements for ‘management-defined performance measures’ will enhance transparency. The standard should be applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. In accordance with the retrospective application requirements, comparative information for the year ended December 31, 2026, shall be restated under Korean IFRS No. 1118.

The Bank has not yet adopted Korean IFRS No. 1118 and is in the process of determining the impact on the Bank of applying Korean IFRS No. 1118. The Bank has prepared a transition plan and is on track to report their first Korean IFRS No. 1118-compliant interim financial statements for the period ending March 31, 2027 and annual financial statements for the period ending December 31, 2027.

(3) Basis of measurement

The financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	Derivative financial instruments measured at fair value

•	Financial instruments measured at fair value through profit or loss

•	Financial instruments measured at fair value through other comprehensive income

•	Fair value hedged financial instruments with changes in fair value, due to hedged risks, recognized in profit or loss

•	Net defined benefit liabilities, which is recognized by subtracting the fair value of plan assets from the present value of defined benefit obligations.

(4) Functional and presentation currency

These financial statements are presented in Korean won (“~~W~~”), which is the Bank’s functional currency and the currency of the primary economic environment in which the Bank operates.

(5) Use of estimates and judgments

The preparation of the financial statements in conformity with Korean IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

2. Basis of Preparation, Continued

The following are the key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

(i) Fair value of financial instruments

Financial instruments measured at fair value through profit or loss and other comprehensive income are recognized at fair value, and all derivative instruments are measured at fair value. If the market for a financial instrument is not active, fair value is determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

Diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

(ii) Credit losses allowance

The Bank tests impairment and recognizes loss allowance on financial assets classified at amortized cost, debt instruments measured at fair value through other comprehensive income and recognizes provisions for payment guarantee, financial guarantee and unused commitments. Accuracy of allowances and provisions for credit losses is dependent upon estimation of expected cash flows of the borrower for individually assessed allowance of loans, and upon assumptions and methodology used for collectively assessed allowance for groups of loans, guarantees and unused loan commitments.

The Bank incorporates macroeconomic scenario assumptions into the probability of default used in estimating collective allowance for credit losses. In this regard, the Bank currently applies weightings of 75% and 25% to the downturn scenario and the severe scenario, respectively. If the weightings applied to the downturn and severe scenarios were changed to 80% and 20%, respectively, the allowance for credit losses and related items would decrease by ~~W~~39.2 billion. Conversely, if the weightings were changed to 50% and 50%, respectively, the allowance for credit losses and related items would increase by ~~W~~191.8 billion.

In addition, to proactively address the potential increase in credit risk upon the termination of the COVID-19 financial support programs, the Bank reassessed the expected credit losses for borrowers whose repayments had been deferred or whose loan maturities had been extended under such programs, including through adjustments to the probability of default. As a result, the Bank has recognized additional loss allowance of ~~W~~628.2 billion for borrowers subject to the COVID-19 financial support programs.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

2. Basis of Preparation, Continued

Furthermore, in response to the heightened risk of credit deterioration in the petrochemical industry arising from global oversupply, the Bank recalculated expected credit losses for borrowers in the petrochemical sector by adjusting the probability of default, in order to strengthen its loss-absorbing capacity. Accordingly, the Bank recognized additional loss allowance of ~~W~~571.6 billion for borrowers in the petrochemical industry during the current year.

(iii) Deferred taxes

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Deferred income tax assets are recognised to the extent that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Actual income taxes in the future may not be identical to the recognised deferred tax assets and liabilities.

(iv) Defined benefit liabilities

The Bank operates a defined benefit plan. Defined benefit liability is calculated by annual actuarial valuations as of the reporting date. To perform the actuarial valuations, assumptions for discount rates, future salary increases and others are required to be estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature.

(6) Approval date for the separate financial statements

The separate financial statements were authorized for issue by the Board of Directors on March 30, 2026, which will be submitted for approval to the shareholders’ meeting to be held on March 31, 2026.

3. Significant Accounting Policies

The significant accounting policies applied by the Bank in preparation of its separate financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements.

(1) Investments in subsidiaries and associates

The accompanying financial statements are separate financial statements in accordance with Korean IFRS 1027 ‘Separate Financial Statements’ and investments in subsidiaries and associates are accounted for at cost, not by performance and net asset reported by the investee. Dividends received from subsidiaries and associates are recognised as income as of the time the right to receive the dividends is established.

(2) Business combination of entities under common control

The assets and liabilities acquired under business combinations under common control are recognised at the carrying amounts recognised previously in the consolidated financial statements of the ultimate parent. The difference between consideration transferred and carrying amounts of net assets acquired is recognised as part of share premium.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

3. Significant Accounting Policies, Continued

(3) Operating segments

The Bank makes decisions regarding allocation of resources to segments and categorizes segments, based on internal reports reviewed periodically by the chief operating decision maker, to assess performance. Information on segments reported to the chief operating decision maker includes items directly attributable to segments as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise corporate assets (such as the Bank Headquarters), head office expenses, and income tax assets and liabilities. The Bank recognises the CEO as the chief operating decision maker.

(4) Foreign exchange

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of the Bank, at exchange rates of the dates of transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on transactions and translations of monetary items are recognised in profit or loss, except for differences arising on the translation of a financial instruments designated as hedges of the net investment in foreign operations, or cash flow hedge, which are recognised in other comprehensive income.

When a gain or loss on a non-monetary item is recognised in other comprehensive income, any exchange component of that gain or loss is recognised in other comprehensive income. Conversely, when a gain or loss on a non-monetary item is recognised in profit or loss, any exchange component of that gain or loss shall be recognised in profit or loss.

(ii) Foreign operations

If the presentation currency of the Bank is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

Unless the functional currency of foreign operations is in a state of hyperinflation, assets and liabilities of foreign operations are translated at the closing exchange rate at the end of the reporting period. Revenues and expenses on the statement of comprehensive income are translated at the exchange rates of the date of transaction. Foreign currency differences that arise from translation are recognized as other comprehensive income, and the disposal of a foreign operation is re-categorized as profit or loss as of the moment of the disposal profit or loss is recognized.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

3. Significant Accounting Policies, Continued

Any goodwill arising on the acquisition of a foreign operation, and any adjustments in fair value to the carrying amounts of assets and liabilities due to such acquisition, are treated as assets and liabilities of the foreign operation. Therefore, such are expressed in the functional currency of the foreign operations and, alongside other assets and liabilities of the foreign operation, translated at the closing exchange rate.

In the case of the disposal of a foreign operation, cumulative amounts of exchange difference regarding the foreign operation, recognized separately from other comprehensive income, are re-categorized from assets to profit or loss as of the disposal profit or loss is recognized.

(iii) Foreign exchange of net investment in foreign operations

Monetary items receivable from or payable to a foreign operation, with none or little possibility of being settled in the foreseeable future, are considered a part of the net investment in the foreign operation. Therefore, the exchange difference is recognised as comprehensive income or loss in the financial statement and re-categorized to profit or loss as of the disposal of the related net investment.

(5) Recognition and measurement of financial instruments

(i) Initial recognition

The Bank recognizes a financial asset or a financial liability in its separate statement of financial position when the Bank becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets is recognized and derecognized using trade date accounting.

The Bank classifies financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost on the basis of the Bank’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. The Bank classifies financial liabilities as financial liabilities at fair value through profit or loss, or financial liabilities at amortized cost.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

(ii) Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

3. Significant Accounting Policies, Continued

Fair value

Fair values, which the Bank primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Bank uses valuation models that are commonly used by market participants and customized for the Bank to determine fair values of common over-the-counter (“OTC”) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Bank uses internally developed models, which are usually based on valuation methods and techniques generally used within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Bank calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

(iii) Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Bank derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred, or all the risks and rewards of ownership of the financial assets are neither substantially transferred nor retained and the Bank has not retained control. If the Bank neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Bank continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

3. Significant Accounting Policies, Continued

If the Bank transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the Bank continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

(iv) Offsetting

Financial assets and liabilities are offset and the net amount reported in the separate statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously.

(6) Cash and cash equivalents

Cash and cash equivalents comprise balances with original maturities of three months or less from the date of acquisition that are subject to an insignificant risk of changes in their fair value, including cash on hand, deposits held at call with banks and other highly liquid short-term investments with original maturities of three months or less.

(7) Non-derivative financial assets

(i) Financial assets at fair value through profit or loss

Any non-derivative financial asset classified as held for trading or not classified as financial assets at fair value through other comprehensive income or financial assets measured at amortized cost is categorized under financial assets at fair value through profit or loss.

The Bank may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income and dividend income from financial assets at fair value through profit or loss are also recognized in profit or loss.

(ii) Financial assets at fair value through other comprehensive income

The Bank classifies financial assets as financial assets at fair value through other comprehensive income if they meet the following conditions: 1) debt instruments that are a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and consistent with representing solely payments of principal and interest on the principal amount outstanding or 2) equity instruments, not held for trading with the objective of generating a profit from short-term fluctuations in price or dealer’s margin, designated as financial assets at fair value through other comprehensive income.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

3. Significant Accounting Policies, Continued

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gain and loss from changes in fair value, other than dividend income and interest income amortized using effective interest method and exchange differences arising on monetary items which are recognized directly in profit or loss, are recognized as other comprehensive income in equity.

At disposal of financial assets at fair value through other comprehensive income, cumulative gain or loss is recognized as profit or loss for the reporting period. However, cumulative gain or loss of equity instrument designated as fair value through other comprehensive income are not recycled to profit or loss at disposal.

Financial assets at fair value through other comprehensive income denominated in foreign currencies are translated at the closing rate. Exchange differences resulting from changes in amortized cost are recognized in profit or loss, and other changes are recognized as equity.

(iii) Financial assets measured at amortized cost

A financial asset, which are held within the business model whose objective is to hold assets in order to collect contractual cash flows and consistent with representing solely payments of principal and interest on the principal amount outstanding, are classified as a financial asset at amortized cost. Financial assets at amortized cost are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

(8) Expected credit loss of financial assets

The Bank measures expected credit loss and recognizes loss allowance at the end of the reporting period for financial assets measured at amortized cost and fair value through other comprehensive income with the exception of financial asset measured at fair value through profit or loss.

The expected credit loss (“ECL”) is the weighted average amount of possible outcomes within a certain range, reflecting the time value of money, estimates on the past, current and future situations, and information accessible without excessive cost of effort.

The Bank uses the following three measurement techniques in accordance with Korean IFRS:

•	General approach: for financial assets and off-balance-sheet unused credit line that are not applied below two approaches

•	Simplified approach: for receivables, contract assets and lease receivables

•	Credit-impaired approach: for purchased or originated credit-impaired financial assets

The general approach is applied differently depending on the significance of the increase of the credit risk. If, at the reporting date, the credit risk on a financial instrument has not increased significantly since initial recognition, an entity shall measure the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses. If the credit risk on that financial instrument has increased significantly since initial recognition, an entity shall measure the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses at each reporting date.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

3. Significant Accounting Policies, Continued

The Bank applies the simplified approach to 1) trade receivables and contract assets that do not have a significant financing component or 2) trade receivables, contract assets and lease receivables upon determining the Bank’s accounting policies as the application of the simplified approach. The approach requires expected lifetime losses to be recognized from initial recognition of the financial assets. Under credit-impaired approach, the Bank shall only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

The following non-exhaustive list of information may be relevant in assessing changes in credit risk:

•	Significant changes in internal price indicators of credit risk as a result of a change in credit risk since inception

•	Other changes in the rates or terms of an existing financial instrument that would be significantly different if the instrument was newly originated or issued at the reporting date

•	An actual or expected significant change in the financial instrument’s external credit rating

•	An actual or expected internal credit rating downgrade for the borrower or decrease in behavioural scoring used to assess credit risk internally

•	An actual or expected significant change in the operating results of the borrower

•	Past due information

(i) Forward-looking information

The Bank uses forward-looking information, when it determines whether the credit risk has increased significantly since initial recognition and measures expected credit losses.

The Bank assumes the risk component has a certain correlation with the business cycle, and calculates the expected credit loss by reflecting the forward-looking information with macroeconomic variables on the measurement inputs.

Forward looking information used in calculation of expected credit loss is derived after comprehensive consideration of a variety of factors including scenario in management planning, worst-case scenario used for stress testing, third party forecast, and others.

(ii) Measuring expected credit losses on financial assets at amortized cost

The amount of the loss on financial assets at amortized cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The Bank estimates expected future cash flows for financial assets that are individually significant (individual assessment of impairment).

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

3. Significant Accounting Policies, Continued

For financial assets that are not individually significant, the Bank collectively estimates expected credit loss by grouping loans with homogeneous credit risk profile (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses is calculated using management’s best estimate on present value of expected future cashflows. The Bank uses all the available information including operating cash flow of the borrower and net realizable value of any collateral held.

Collective assessment of impairment

Collective assessment of loss allowance involves historical loss experience along with incorporation of forward-looking information. Such process incorporates factors such as type of collateral, product and borrowers, credit rating, size of portfolio and recovery period and applies probability of default on a group of assets and loss given default by type of recovery method. Also, the expected credit loss model involves certain assumption to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce gap between loss estimate and actual loss experience.

The expected credit loss for financial assets measured at amortized cost is recognized as the loss allowance, and when the financial asset is determined to be irrecoverable, the carrying amount and loss allowance are decreased. If financial assets previously written off are recovered, the loss allowance is increased and the difference is recognized in the current profit or loss.

(iii) Measuring expected credit losses on financial assets at fair value through other comprehensive income

Measuring method of expected credit losses on financial assets at fair value through other comprehensive income is equal to the method of financial assets at amortized cost, except for changes in loss allowances that are recognized as other comprehensive income. Amounts recognized in other comprehensive income for sale or repayment of financial assets at fair value through other comprehensive income are reclassified to profit or loss.

(9) Derivative financial instruments including hedge accounting

Derivative financial instruments are initially recognised at fair value at the inception of the contract and re-estimated at fair value subsequently. The recognition of profit or loss due to changes in fair value of derivative instruments is as described below:

(i) Hedge accounting

Derivative financial instruments are accounted differently depending on whether hedge accounting is applied, and therefore, are classified into trading purpose derivatives and hedging purpose derivatives.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

3. Significant Accounting Policies, Continued

Upon the transaction of hedging purpose derivatives, two different types of hedge accounting are applied; a fair value hedge, and a cash flow hedge. A fair value hedge is a hedge of the exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment, or an identified portion of such an asset, liability or firm commitment, that is attributable to a particular risk and could affect profit or loss. A cash flow hedge is a hedge of the exposure to variability in cash flows that (i) is attributable to a particular risk associated with a recognised asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecast transaction and (ii) could affect profit or loss.

At the inception of the hedge relationship, the Bank formally documents the relationship between the hedged item and the hedging instrument, including the nature of the risk, the objective and strategy for undertaking the hedge, and the method that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

For designated and qualifying fair value hedges, the change in the fair value of a hedging derivative is recognised in profit or loss in the statement of comprehensive income. Meanwhile, the change in the fair value of the hedged item, attributable to the risk hedged, is recorded as part of the carrying value of the hedged item and is also recognised in profit or loss in the statement of comprehensive income. When the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. For hedged item recorded at amortized cost, the difference between the carrying value of the hedged item on termination and the face value is amortized over the remaining term of the original hedge using the EIR.

Cash flow hedge

For designated and qualifying cash flow hedges, the effective portion of gain or loss on the hedging instruments is initially recognised directly in equity. The ineffective portion of the gain or loss on the hedging instrument is recognised immediately in the statement of comprehensive income. When the hedged cash flow affects the profit or loss in statement of comprehensive income, the gain or loss on the hedging instrument is recorded in the corresponding income or expense line in profit or loss in the statement of comprehensive income. When a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the hedged forecasted transaction is ultimately recognised in the statement of comprehensive income. When a forecasted transaction is no longer expected to occur, the cumulative gain and loss that was reported in equity is immediately transferred to profit or loss in the statement of comprehensive income.

Hedges of net investments in foreign operations

The Bank designates non-derivative financial instruments as hedging instruments for foreign currency risk arising from net investments in foreign operations and recognises the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge in other comprehensive income. The cumulative amounts recognised in other comprehensive income relating to both the foreign exchange differences arising on translation of the results and financial position of the foreign operation and the gain or loss on the hedging instrument that is determined to be an effective hedge of the net investment are reclassed from equity to profit or loss as a reclassification adjustment when the Bank disposes of the foreign operation.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

3. Significant Accounting Policies, Continued

(ii) Trading purpose derivatives

For trading purpose derivatives transaction, changes in the fair value of derivatives are recognised in net income.

(10) Day one profit or loss recognition

For financial instruments classified as level 3 on the fair value level hierarchy measured using assess variables not observable in the market, the difference between the fair value at initial recognition and the transaction price (Day one profit or loss) is deferred and amortized using straight-line method until maturity. When the relevant valuation inputs become observable in the market, the remaining balance is recognized immediately in gains and losses onn financial instruments measured at FVTPL, or other operating income and loss, as appropriate.

(11) Property and equipment

The Bank’s property and equipment are recognised at the carrying amount at historical costs less accumulated depreciation and accumulated impairment in value. Historical costs include the expenditures directly related to the acquisition of assets.

Subsequent costs are recognised in the carrying amount of assets or, if appropriate, as separate assets if the probabilities future economic benefits associated with the assets will flow into the Bank and the costs can be measured reliably; the carrying amount of the replaced part is derecognised. Furthermore, any other repairs or maintenances are charged to profit or loss as incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to the amount of residual value less acquisition cost over the following estimated useful lives:

Type	Useful lives (years)
Buildings	20 ~ 50
Structure	10 ~ 40
Movable property	4

Property and equipment are impaired when the carrying amount exceeds the recoverable amount. The Bank assesses residual value and economic life of its assets at each reporting date and adjusts useful lives when necessary. Any gain or loss arising from the disposal of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recognised in non-operating income (expense) in the statement of comprehensive income.

(12) Investment property

The Bank classifies property held for rental income or benefits from capital appreciation as investment property. Investment property is measured initially at cost, including transaction costs. Subsequent to initial recognition, the cost model is applied. Subsequent to initial recognition, an item of investment property is carried at its cost less any accumulated depreciation and any accumulated impairment loss.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

3. Significant Accounting Policies, Continued

Investment properties are derecognised either when they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognised in the statement of comprehensive income in the period of de-recognition. Reclassification to other account is made if there is a change in use of corresponding investment property.

Depreciation of investment property is calculated using the straight-line method over its estimated useful lives as follows:

Type	Useful lives (years)
Buildings	20 ~ 50
Structure	10 ~ 40

(13) Intangible assets

An intangible asset is recognised only when its cost can be measured reliably, and the probabilities future economic benefits from the asset will flow into the Bank are high. Separately acquired intangible assets are recognised at the acquisition cost, and subsequently, the cost less accumulated depreciation and accumulated impairment is recognised as the carrying amount.

Intangible assets with finite lives are amortized over the four-year to 30-year period of useful economic lives using the straight-line method. At the end of each reporting period, the Bank reviews intangible assets for any evidence that indicate impairment, and upon the presence of such evidence, the Bank estimates the amount recoverable and recognises the loss accordingly.

Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually. Furthermore, the Bank reviews such intangible assets to determine whether it is appropriate to consider these assets to have indefinite useful lives. If in the case the Bank concludes an asset is not qualified to be classified as non-finite, prospective measures are taken to consider such an asset as finite.

(14) Leases

The Bank recognizes a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments at the commencement date of the lease. The Bank elected not to apply the requirements to the short-term leases and leases of low value assets.

Right-of-use asset

The right-of-use asset is measured at its cost less subsequent accumulated depreciation and accumulated impairment loss with adjustments reflected arising from remeasurements of the lease liability. The cost of the right-of-use asset comprise the amount of the initial measurement of the lease liability, any initial direct costs incurred by the lessee and any lease payments made at or before the commencement date, less any lease incentive received. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis from the commencement date of the lease.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

3. Significant Accounting Policies, Continued

Lease liabilities

At the commencement date, the lease liability is measured at present value of the lease payments that are not paid at that date. Lease payments include fixed payments (including in-substance fixed payments), less any lease incentives receivable, variable lease payments that depend on an index or a rate, amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease. The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers those payments occurs.

When measuring the present value, the lease payments are discounted using the interest rate implicit in the lease. If such implicit rate cannot be readily determined, the Bank uses the Bank’s incremental borrowing rate. The lease liability is subsequently increased by the amount of interest expenses recognized on the lease liability and reduced by the lease payments made. In addition, the Bank remeasures the lease liability to reflect any lease modification, changes in in-substance fixed lease payments, changes in the lease term, or changes in the assessment of a purchase option to acquire the underlying asset.

Short-term lease and lease of low-value assets

The Bank does not apply the requirements of lessee accounting to short-term leases and leases of low-value assets. The Bank recognizes the lease payments associated with these leases as expenses on a straight-line basis over the lease term.

(15) Impairment of non-financial assets

The Bank tests for any evidence of impairment in assets and reviews whether the impairment has taken place by estimating the recoverable amount, at the end of each reporting period. The recoverable amount is the higher of the fair value less cost and value in use of an asset.

Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.

(16) Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. To be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Bank recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

3. Significant Accounting Policies, Continued

Non-current assets that are classified as held for sale or part of a disposal group classified as held for sale are not depreciated (or amortized).

(17) Non-derivative financial liabilities

The Bank classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liability. The Bank recognizes these financial liabilities in the statement of financial position when the Bank becomes a party to the contractual provisions of the financial liability.

(i) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated at FVTPL upon initial recognition. Financial liabilities and derivatives are classified as financial instruments held for trading if they are acquired for repurchasing soon. Financial liabilities are classified as financial liabilities at FVTPL upon initial recognition, if the profit or loss from the liabilities indicates to be more purpose-appropriate to be recognised as profit or loss. Financial liabilities at FVTPL are designated at fair value in subsequent measurements, and any related un-realized profit or loss is recognised as profit or loss. In addition, for the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability, the Bank present this change in other comprehensive income, and does not recycle this other comprehensive income to profit or loss, subsequently.

(ii) Financial liabilities measured at amortized cost

Financial liabilities measured at amortized cost are recognised at fair value less cost less transaction cost upon initial recognition, and subsequently at amortized costs. The difference between the proceeds (net of transaction cost) and the redemption value is recognised in the statement of comprehensive income over the periods of the liabilities using the effective interest method.

Fees paid on the establishment of a loan facility are recognised as transaction costs of the loan, if the probability that some or all the facility will be drawn down is high. If, however, there is not enough evidence to conclude a draw-down of some or all the facility will occur, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

(18) Employee benefits

(i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled wholly before 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Bank during an accounting period, the Bank recognises the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

3. Significant Accounting Policies, Continued

(ii) Retirement benefits: defined contribution plans

A defined contribution plan is a pension plan under which the Bank pays fixed contributions into a separate fund. The Bank is no longer responsible for any foreseeable future liability after a certain amount or percentage of money is set aside for defined contribution plans. If the pension plan allows for early retirement, payments are recognised as employee benefits. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Bank recognises that excess as an asset to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iii) Retirement benefits: defined benefit plans

The Bank classifies all the pensions as defined benefit plans except defined contribution plans. The Bank’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets. The calculation of defined benefit obligations is performed annually by a qualified actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and have terms to maturity like the terms of the related pension liability.

Remeasurements of the net defined benefit liabilities (assets), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognised immediately in other comprehensive income.

(19) Provisions

Provisions are recognized when the Bank has a present legal or constructive obligation because of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(20) Financial guarantees

Financial guarantee contracts are contracts that require the issuer (the Bank) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the original or changed terms of a debt instrument. Financial guarantees are initially recognized in the financial statements at fair value on the date the guarantee was given. Subsequent to initial recognition, the Bank’s liabilities under such guarantees are measured at the higher of:

•	The amount determined in accordance with Korean IFRS 1109 ‘Financial Instruments’ and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with Korean IFRS 1115 ‘Revenue from Contracts with Customers’.

(21) Securities under resale or repurchase agreements

Securities purchased under agreements to resell are recorded as other loans and receivables and the related interest from these securities is recorded as interest income; securities sold under agreements to repurchase are recorded as other borrowings, and the related interest from these securities is recorded as interest expense.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

3. Significant Accounting Policies, Continued

(22) Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest method measures the amortized costs of financial instruments and allocates the interest income or expense during the related period.

Upon the calculation of the effective interest rate, the Bank estimates future cash flows by taking into consideration all contractual terms of the financial instrument, but not future credit loss. The calculation also reflects any fees or points paid or received, transaction costs and any related premiums or discounts. In the case that the cash flow and expected duration of a financial instrument cannot be estimated reliably, the effective interest rate is calculated by the contractual cash flow during the contract period.

Once an impairment loss has been recognized on a financial asset or a group of similar assets, subsequent interest income is recognized on the interest rate that was used to discount future cash flow for measuring the impairment loss.

(23) Fees and commission income

Fees and commission income and expense are classified as follows according to related regulations:

(i) Fees and commission from financial instruments

Fees and commission income and expense that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate. It includes those related to evaluation of the borrowers’ financial status, guarantee, collateral, other agreements and related evaluation as well as business transaction, rewards for activities, such as document preparation and recording and setup fees incurred during issuance of financial liabilities. However, when financial instruments are classified as financial instruments at fair value through profit or loss, fees and commission are recognized as revenue upon initial recognition.

(ii) Fees and commission from services

Fees and commission income charged in exchange for services to be performed during a certain period of time such as asset management fees, consignment fees and assurance service fees are recognized as the related services are performed. When a loan commitment is not expected to result in the draw-down of a loan and Korean IFRS No. 1109 is not applied for the commitment, the related loan commitment fees are recognized as revenue proportionally to time over the commitment period.

(iii) Fees and commission from significant transaction

Fees and commission from significant transactions, such as trading stocks and other securities, negotiation and mediation activities for third parties, for instance business transfer and takeover, are recognized when transactions are completed.

(24) Dividend income

Dividend income is recognized upon the establishment of the Bank’s right to receive the payment.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

3. Significant Accounting Policies, Continued

(25) Income tax expense

Income tax expense comprises current and deferred income tax. Current income tax and deferred income tax are recognized in profit or loss except to the extent that the tax arises from a transaction or event, which is recognized in other comprehensive income or directly in equity, or a business combination.

The Bank recognizes deferred income tax liabilities for all taxable temporary differences associated with investments in subsidiaries, associates, except to the extent that the Bank can control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Bank recognizes deferred income tax assets for all deductible temporary differences arising from investments in associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the reporting period when the assets are realized, or the liabilities settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred income tax assets and liabilities reflects the income tax effects that would follow from the manner in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are off-set only if the Bank has a legally enforceable right to off-set the related current income tax assets and liabilities, and the assets and liabilities relate to income tax levied by the same tax authority and are intended to be settled on a net basis.

(26) Accounting for trust accounts

The Bank, for financial reporting, differentiates trust assets from identifiable assets according to the Financial Investment Services and Capital Markets Act. Furthermore, the Bank receives trust fees from the application, management and disposal of trust assets, and appropriates such amounts for fees from trust accounts.

Meanwhile, in the case the fee from an unspecified principal or interests guaranteed money in trust does not meet the principal or interest amount, even after appropriating deficit with trust fees and special reserve, the Bank fills in the remaining deficit in the trust account and appropriates such amounts for losses on trust accounts.

(27) Regulatory reserve for credit losses

When the total sum of allowance for possible credit losses is lower than the amount prescribed in Article 29(1) of the Regulations on Supervision of Banking Business, the Bank records the difference as regulatory reserve for credit losses at the end of each reporting period.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

3. Significant Accounting Policies, Continued

In the case that the existing regulatory reserve for credit losses exceeds the amount needed to be set aside at the reporting date, the surplus may be reversed. Furthermore, in the case that undisposed deficit exists, regulatory reserve for credit losses is saved from the time the undisposed deficit is disposed.

(28) Earnings per share

The Bank represents its diluted and basic earnings per common share in the separate statement of comprehensive income. Basic earnings per share (EPS) is calculated by dividing net profit attributable to shareholders of the Bank by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is calculated by adjusting net profit attributable to common shareholders of the Bank, considering dilution effects from all potential common shares, and the weighted average number of common shares outstanding.

(29) Corrections of errors

Prior period errors shall be corrected by retrospective restatement in the first set of financial statements authorised for issue after their discovery except to the extent that it is impracticable to determine either the period-specific effects or the cumulative effect of the error.

4. Cash and Due from Financial Institutions

(1)	Cash and due from financial institutions as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
Cash	~~W~~	67,140	67,357
Due from financial institutions in Korean won:
Due from Bank of Korea		1,269,733	1,236,493
Due from others		69,152	316,521

		1,338,885	1,553,014

Due from financial institutions in foreign currencies / off-shores		10,280,976	11,375,150

	~~W~~	11,687,001	12,995,521

(2)	Restricted due from financial institutions as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
Reserve deposit	~~W~~	1,498,380	2,664,190
Others		1,252,963	380,971

	~~W~~	2,751,343	3,045,161

The above amounts represent funds whose use is restricted due to requirements such as the statutory reserve deposits under the Bank of Korea Act and margin deposits related to derivative transactions.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

5. Securities Measured at FVTPL

Details of securities in financial assets at fair value through profit or loss as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
	Fair value (Carrying amounts)		Fair value (Carrying amounts)
Securities denominated in Korean won:
Stocks	~~W~~	2,699,984	2,383,651
Equity investments		1,883,077	1,345,253
Beneficiary certificates		12,527,882	10,697,146
Government and public bonds		2,815,473	2,804,662
Financial bonds		280,386	230,200
Others		90,577	90,721

		20,297,379	17,551,633
Securities denominated in foreign currencies/off-shores:
Stocks		68,038	30,688
Equity investments		280,683	217,416
Beneficiary certificates		530,521	551,952
Debt securities		—	67,111

		879,242	867,167

	~~W~~	21,176,621	18,418,800

6. Securities Measured at FVOCI

(1)	Details of securities measured at FVOCI as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
	Fair value (Carrying amounts)		Fair value (Carrying amounts)
Securities denominated in Korean won:
Stocks and equity investments	~~W~~	14,590,612	13,841,932
Government and public bonds		1,178,218	611,775
Financial bonds		1,171,906	1,820,344
Corporate bonds		664,531	2,265,042
Others		223,359	1,504,996

		17,828,626	20,044,089
Securities denominated in foreign currencies/off-shores:
Equity securities		105	1,214
Debt securities		13,849,930	12,674,481

		13,850,035	12,675,695
Loaned securities:
Debt securities		—	40,409

	~~W~~	31,678,661	32,760,193

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

6. Securities Measured at FVOCI, Continued

The Bank designates equity instruments acquired through in-kind contributions, debt-to-equity swaps, and investments in ventures and small and medium-sized enterprises as financial assets measured at FVOCI. The fair value of equity securities disposed of during the current and prior years amounted to ~~W~~2,092,141 million and ~~W~~1,502,987 million, respectively. The realized gains on the disposal of such equity securities, which were reclassified to retained earnings, amounted to ~~W~~1,099,335 million (pre-tax) and ~~W~~1,234,598 million (pre-tax), respectively.

(2)	Changes in carrying amounts of securities measured at FVOCI for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Beginning balance	~~W~~	32,760,193	33,888,064
Acquisition		8,497,487	9,844,523
Disposal		(8,070,728)	(9,430,950)
Change due to amortization		9,920	23,424
Change in fair value		50,198	(1,399,248)
Reclassification		(1,399,680)	(1,696,500)
Foreign exchange differences		(170,781)	1,489,314
Others		2,052	41,566

Ending balance	~~W~~	31,678,661	32,760,193

(3)	Changes in gross carrying amounts of securities measured at FVOCI (excluding equity instruments) for the years ended December 31, 2025 and 2024 are as follows:

	2025
			Lifetime expected credit loss
	12-month expected credit loss		Non credit- Impaired	Credit- impaired	Total
Beginning balance	~~W~~	17,212,112	199,939	—	17,412,051
Transfer to non credit-impaired debt securities		(134,550)	134,550	—	—
Transfer to credit-impaired debt securities		(34,065)	34,065	—	—
Transfer to 12-month expected credit loss		9,973	(9,973)	—	—
Issuance or purchase of financial assets		1,800,230	(32,065)	360	1,768,525
Disposal		(2,110,268)	—	—	(2,110,268)
Foreign currency translation		(202,845)	(2,518)	(360)	(205,723)

Ending balance	~~W~~	16,540,587	323,998	—	16,864,585

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

6. Securities Measured at FVOCI, Continued

	2024
			Lifetime expected credit loss
	12-month expected credit loss		Non credit- Impaired	Credit- impaired	Total
Beginning balance	~~W~~	17,977,454	266,395	—	18,243,849
Transfer to non credit-impaired debt securities		(34,787)	34,787	—	—
Transfer to credit-impaired debt securities		(37,119)	37,119	—	—
Issuance or purchase of financial assets		(1,112,037)	(144,700)	(1,377)	(1,258,114)
Disposal		(1,062,998)	—	—	(1,062,998)
Foreign currency translation		1,481,599	6,338	1,377	1,489,314

Ending balance	~~W~~	17,212,112	199,939	—	17,412,051

(4)	Changes in the loss allowance of securities measured at FVOCI (excluding equity instruments) for the years ended December 31, 2025 and 2024 are as follows:

	2025
			Lifetime expected credit loss
	12-month expected credit loss		Non credit- Impaired	Credit- impaired	Total
Beginning balance	~~W~~	18,342	1,799	75,472	95,613
Transfer to 12-month expected credit loss		126	(126)	—	—
Transfer to lifetime expected credit losses:
Transfer to non credit-impaired debt securities		(1,305)	1,305	—	—
Transfer to credit-impaired debt securities		—	—	—	—
Provision for (reversal of) loss allowance		(1,062)	(59)	135	(986)
Write-off		—	—	(50,000)	(50,000)
Disposal		(2,946)	—	—	(2,946)
Foreign currency translation		(222)	(4)	(441)	(667)
Others		2,626	(559)	(6,326)	(4,259)

Ending balance	~~W~~	15,559	2,356	18,840	36,755

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

6. Securities Measured at FVOCI, Continued

	2024
			Lifetime expected credit loss
	12-month expected credit loss		Non credit- Impaired	Credit- impaired	Total
Beginning balance	~~W~~	16,186	1,173	73,063	90,422
Transfer to 12-month expected credit loss		—	—	—	—
Transfer to lifetime expected credit losses:
Transfer to non credit-impaired debt securities		(302)	302	—	—
Transfer to credit-impaired debt securities		(75)	75	—	—
Provision for (reversal of) loss allowance		2,275	219	143	2,637
Disposal		(800)	—	—	(800)
Foreign currency translation		910	3	1,759	2,672
Others		148	27	507	682

Ending balance	~~W~~	18,342	1,799	75,472	95,613

(5)	Dividend income from securities measured at FVOCI for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Dividend income recognized from assets held as of the end of the reporting period	~~W~~	149,841	124,583
Dividend income recognized from assets removed during the reporting period		—	—

	~~W~~	149,841	124,583

7. Securities Measured at Amortized Cost

(1)	Securities measured at amortized cost as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Amortized cost (Carrying amounts)		Fair value
Securities denominated in Korean won:
Government and public bonds	~~W~~	3,076,344	3,076,344
Financial bonds		2,703,116	2,702,466
Corporate bonds		3,454,926	3,448,260

		9,234,386	9,227,070
Securities denominated in foreign currencies:
Debt securities		660,391	660,391
Less: loss allowance		(7,316)

	~~W~~	9,887,461	9,887,461

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

7. Securities Measured at Amortized Cost, Continued

	December 31, 2024
	Amortized cost (Carrying amounts)		Fair value
Securities denominated in Korean won:
Government and public bonds	~~W~~	3,492,235	3,492,235
Financial bonds		2,015,083	2,014,617
Corporate bonds		2,849,742	2,840,493

		8,357,060	8,347,345
Securities denominated in foreign currencies:
Debt securities		588,960	588,960
Less: loss allowance		(9,715)

	~~W~~	8,936,305	8,936,305

(2)	Changes in gross carrying amounts of securities measured at amortized cost for the years ended December 31, 2025 and 2024 are as follows:

	2025
			Lifetime expected credit loss
	12-month expected credit loss		Non credit- Impaired	Credit- impaired	Total
Beginning balance	~~W~~	8,684,020	262,000	—	8,946,020
Transfers		(39,902)	39,902	—	—
Net increase (decrease)		1,010,659	(61,902)	—	948,757

Ending balance	~~W~~	9,654,777	240,000	—	9,894,777

	2024
			Lifetime expected credit loss
	12-month expected credit loss		Non credit- Impaired	Credit- impaired	Total

Beginning balance	~~W~~	8,515,408	77,000	—	8,592,408
Transfers		(34,700)	34,700	—	—
Net increase (decrease)		203,312	150,300	—	353,612

Ending balance	~~W~~	8,684,020	262,000	—	8,946,020

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

7. Securities Measured at Amortized Cost, Continued

(3)	Changes in the loss allowance on securities measured at amortized cost for the years ended December 31, 2025 and 2024 are as follows:

	2025
			Lifetime expected credit loss
	12-month expected credit loss		Non credit- Impaired	Credit- impaired	Total
Beginning balance	~~W~~	5,322	4,394	—	9,716
Net increase (decrease)		(1,266)	(1,134)	—	(2,400)

Ending balance	~~W~~	4,056	3,259	—	7,316

	2024
			Lifetime expected credit loss
	12-month expected credit loss		Non credit- Impaired	Credit- impaired	Total
Beginning balance	~~W~~	6,827	2,392	—	9,219
Net increase (decrease)		(1,504)	2,000	—	496

Ending balance	~~W~~	5,323	4,392	—	9,715

8. Loans Measured at FVTPL

(1)	Loans measured at FVTPL as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Amortized cost		Fair value (Carrying amounts)
Loans in Korean won:
Privately placed corporate bonds	~~W~~	95,130	87,141
Loans in foreign currencies:
Privately placed corporate bonds		3,386	—

	~~W~~	98,516	87,141

	December 31, 2024
	Amortized cost		Fair value (Carrying amounts)
Loans in Korean won:
Privately placed corporate bonds	~~W~~	378,250	419,773
Loans in foreign currencies:
Privately placed corporate bonds		3,400	—

	~~W~~	381,650	419,773

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

8. Loans Measured at FVTPL, Continued

(2)	Gains and losses on loans measured at FVTPL for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Transaction gains (losses) on loans measured at FVTPL
Transaction gains	~~W~~	1,562	4,126
Transaction losses		(20,131)	(6,796)

		(18,569)	(2,670)
Valuation gains (losses) on loans measured at FVTPL
Valuation gains		4,800	2,534
Valuation losses		(10,194)	(26,639)

		(5,394)	(24,105)

	~~W~~	(23,963)	(26,775)

9. Loans Measured at Amortized Cost

(1)	Loans measured at amortized cost and loss allowance for loan as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Amortized cost (Carrying amounts)		Fair value
Loans in Korean won:
Loans for working capital	~~W~~	69,724,420	68,863,120
Loans for facility development		64,487,992	62,960,254
Loans for households		97,644	96,511
Inter-bank loans		2,862,424	2,633,569

		137,172,480	134,553,454
Loans in foreign currencies:
Loans		35,096,086	35,151,360
Inter-bank loans		6,317,943	6,295,905
Off-shore loans		25,581,461	25,305,775

		66,995,490	66,753,040
Other loans:
Bills bought in foreign currency		3,346,251	3,310,819
Advances for customers on acceptances and guarantees		87,051	10,997
Privately placed corporate bonds		1,130,062	1,113,441
Others		11,971,451	11,751,597

		16,534,815	16,186,854

		220,702,785	217,493,348

Less:
Loss allowance for loan		(3,565,448)
Present value discount		(9,296)
Deferred loan origination costs and fees		40,044

	~~W~~	217,168,085	217,493,348

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

9. Loans Measured at Amortized Cost, Continued

	December 31, 2024
	Amortized cost (Carrying amounts)		Fair value
Loans in Korean won:
Loans for working capital	~~W~~	68,851,877	68,093,728
Loans for facility development		62,063,432	61,108,673
Loans for households		117,607	116,709
Inter-bank loans		2,877,321	2,703,919

		133,910,237	132,023,029
Loans in foreign currencies:
Loans		35,155,384	35,092,441
Inter-bank loans		7,052,491	7,029,441
Off-shore loans		23,728,052	23,543,740

		65,935,927	65,665,622
Other loans:
Bills bought in foreign currency		2,755,722	2,723,534
Advances for customers on acceptances and guarantees		16,592	2,278
Privately placed corporate bonds		1,758,612	1,745,315
Others		8,005,365	7,827,441

		12,536,291	12,298,568

		212,382,455	209,987,219

Less:
Loss allowance for loan		(2,926,042)
Present value discount		(9,728)
Deferred loan origination costs and fees		34,668

	~~W~~	209,481,353	209,987,219

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

9. Loans Measured at Amortized Cost, Continued

(2)	Changes in loss allowance on loans measured at amortized cost for the years ended December 31, 2025 and 2024 are as follows:

	2025
			Lifetime expected credit losses
	12-month expected credit loss		Non credit- impaired	Credit- impaired	Total
Beginning balance	~~W~~	733,919	1,265,026	927,097	2,926,042
Transfer to 12-month expected credit loss		637,805	(637,805)	—	—
Transfer to lifetime expected credit losses:
Transfer to non credit-impaired loans		(187,019)	399,803	(212,784)	—
Transfer to credit-impaired loans		(30,778)	(72,789)	103,567	—
Provision for (reversal of) loss allowance		1,250,392	19,213	(458,843)	810,762
Write-offs		—	—	(16,203)	(16,203)
Recovery		—	—	22,379	22,379
Sale		—	—	(109,459)	(109,459)
Debt-to-equity swap		—	—	(41,653)	(41,653)
Foreign currency translation		3,306	3,509	(140)	6,675
Others		(9,191)	(7,739)	(16,165)	(33,095)

Ending balance	~~W~~	2,398,434	969,218	197,796	3,565,448

	2024
			Lifetime expected credit losses
	12-month expected credit loss		Non credit- impaired	Credit- impaired	Total
Beginning balance	~~W~~	587,840	1,423,097	1,089,041	3,099,978
Transfer to 12-month expected credit loss		35,129	(35,005)	(124)	—
Transfer to lifetime expected credit losses:
Transfer to non credit-impaired loans		(176,556)	190,847	(14,291)	—
Transfer to credit-impaired loans		(54,321)	(85,329)	139,650	—
Provision for (reversal of) loss allowance		326,386	(209,005)	(26,544)	90,837
Write-offs		—	—	(24,526)	(24,526)
Recovery		—	—	52,255	52,255
Sale		—	—	(232,565)	(232,565)
Debt-to-equity swap		—	—	(48,175)	(48,175)
Foreign currency translation		22,358	6,134	18,557	47,049
Others		(6,917)	(25,713)	(26,181)	(58,811)

Ending balance	~~W~~	733,919	1,265,026	927,097	2,926,042

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

9. Loans Measured at Amortized Cost, Continued

(3)	Changes in gross carrying amounts of loans measured at amortized cost for the years ended December 31, 2025 and 2024 are as follows:

	2025
			Lifetime expected credit losses
	12-month expected credit loss		Non credit- impaired	Credit- impaired	Total
Beginning balance	~~W~~	170,428,196	39,462,693	2,491,566	212,382,455
Transfer to 12-month expected credit loss		13,395,146	(12,631,702)	(763,444)	—
Transfer to lifetime expected credit losses:
Transfer to non credit-impaired loans		(20,399,383)	20,698,696	(299,313)	—
Transfer to credit-impaired loans		(3,193,218)	(597,446)	3,790,664	—
Issuance or purchase of financial assets		6,286,014	(44,033)	1,609,730	7,851,711
Write-offs		—	—	(16,203)	(16,203)
Sale		—	—	(109,459)	(109,459)
Debt-to-equity swap		—	—	(41,653)	(41,653)
Foreign currency translation		(1,908,232)	2,616,025	(71,859)	635,934

Ending balance	~~W~~	164,608,523	49,504,233	6,590,029	220,702,785

	2024
			Lifetime expected credit losses
	12-month expected credit loss		Non credit- impaired	Credit- impaired	Total
Beginning balance	~~W~~	165,519,258	34,940,618	2,607,445	203,067,321
Transfer to 12-month expected credit loss		1,315,036	(1,312,501)	(2,535)	—
Transfer to lifetime expected credit losses:
Transfer to non credit-impaired loans		(5,050,737)	5,223,009	(172,272)	—
Transfer to credit-impaired loans		(76,651)	(254,891)	331,542	—
Issuance or purchase of financial assets		7,917,788	806,250	26,395	8,750,433
Write-offs		—	—	(24,526)	(24,526)
Sale		—	—	(232,565)	(232,565)
Debt-to-equity swap		—	—	(48,175)	(48,175)
Foreign currency translation		803,502	60,208	6,257	869,967

Ending balance	~~W~~	170,428,196	39,462,693	2,491,566	212,382,455

(4)	Gains (losses) on loans measured at amortized cost for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Provision for allowance for loan losses	~~W~~	(810,762)	(90,837)
Losses on disposal of loan		(3,797)	(26,257)

	~~W~~	(814,559)	(117,094)

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

9. Loans Measured at Amortized Cost, Continued

(5)	Changes in net deferred loan origination costs and fees for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Beginning balance	~~W~~	34,668	25,490
New deferral		78,425	24,019
Amortization		(73,049)	(14,841)

Ending balance	~~W~~	40,044	34,668

10. Derivative Financial Instruments

The Bank’s derivative financial instruments consist of trading derivatives and hedging derivatives, depending on the nature of each transaction. The Bank enters into hedging derivative transactions mainly for the purpose of hedging risk related to changes in fair values of the underlying assets and liabilities and future cash flows.

The Bank enters into trading derivative transactions such as futures, forwards, swaps and options for arbitrage transactions by speculating on the future value of the underlying asset. Derivatives held-for trading transactions include contracts with the Bank’s clients and its liquidation position.

For the purpose of hedging the exposure to the variability of fair values and cash flows of funds in Korean won by changes in interest rate, the Bank mainly uses interest swaps or currency swaps. The main counterparties are foreign financial institutions and local banks. In addition, to hedge the exposure to the variability of fair values of bonds in foreign currencies by changes in interest rate or foreign exchange rate, the Bank mainly uses interest swaps or currency swaps.

The Bank applies net investment hedge accounting by designating non-derivative financial instruments as hedging instruments and any gain or loss on the hedging instruments relating to the effective portion of the hedge is recognised in other comprehensive income and accumulated in the foreign currency translation reserve.

Gains and losses on the hedging instrument accumulated in the foreign currency translation reserve are reclassified to profit or loss on the disposal or partial disposal of the foreign operation.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

10. Derivative Financial Instruments, Continued

(1)	The notional amounts outstanding for derivative contracts and the carrying amounts of the derivative financial instruments as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Notional amounts		Carrying amounts
			Assets	Liabilities
Trading purpose derivative financial instruments:
Interest rate
Futures	~~W~~	1,246,200	—	—
Forwards		2,700,000	62,660	87,030
Swaps		401,757,175	1,125,710	1,527,020
Options		28,915,449	311,126	592,332

		434,618,824	1,499,496	2,206,382

Currency
Forwards		80,829,142	2,341,204	793,580
Swaps		167,204,189	6,152,907	6,894,829
Options		1,102,631	3,649	5,045

		249,135,962	8,497,760	7,693,454

Stock
Options		89,419	75,981	3,836
Commodities
Options		155,935	1,701	1,688
Allowance and other adjustments		—	(71,091)	(2,192)

		684,000,140	10,003,847	9,903,168

Hedging purpose derivative financial instruments:
Interest rate
Swaps		47,314,076	88,587	157,855
Currency
Swaps		16,043,456	998,269	327,258
Allowance and other adjustments		—	(257)	(2,547)

		63,357,532	1,086,599	482,566

	~~W~~	747,357,672	11,090,446	10,385,734

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

10. Derivative Financial Instruments, Continued

	December 31, 2024
	Notional amounts		Carrying amounts
			Assets	Liabilities
Trading purpose derivative financial instruments:
Interest rate
Futures	~~W~~	389,316	—	—
Forwards		1,120,000	694	101,248
Swaps		388,226,698	1,167,657	1,815,342
Options		23,679,084	279,721	543,144

		413,415,098	1,448,072	2,459,734

Currency
Forwards		92,754,383	4,032,920	1,953,791
Swaps		165,177,681	8,147,283	9,318,293
Options		512,687	8,736	3,184

		258,444,751	12,188,939	11,275,268

Stock
Options		3,132	259	—
Allowance and other adjustments		—	(12,825)	(1,804)

		671,862,981	13,624,445	13,733,198

Hedging purpose derivative financial instruments:
Interest rate
Swaps		48,180,348	130,264	235,972
Currency
Swaps		11,609,881	160,577	907,743
Allowance and other adjustments		—	(35)	(2,974)

		59,790,229	290,806	1,140,741

	~~W~~	731,653,210	13,915,251	14,873,939

(*)	The expected maximum period for which derivative contracts, applied the cash flow hedge accounting, are exposed to risk of cash flow fluctuation is until April 29, 2025.

(2)	The notional amounts outstanding for the hedging instruments by period as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Within 1 month		1~3 months	3~12 months	1~5 years	Over 5 years	Total
Interest rate:
Swaps	~~W~~	2,272,723	993,939	7,341,024	28,955,239	7,751,151	47,314,076
Currency:
Swaps	~~W~~	732,893	307,749	5,120,511	8,458,924	1,423,379	16,043,456

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

10. Derivative Financial Instruments, Continued

The average hedge ratio of the hedging instruments is 100%, and the average fixed interest rate is 3.02%.

	December 31, 2024
	Within 1 month		1~3 months	3~12 months	1~5 years	Over 5 years	Total
Interest rate:
Swaps	~~W~~	194,040	4,804,351	9,943,343	24,808,058	8,430,556	48,180,348
Currency:
Swaps	~~W~~	532,518	600,953	1,277,080	7,771,329	1,428,001	11,609,881

The average hedge ratio of the hedging instruments is 100%, and the average fixed interest rate is 3.19%.

(3)	Details of the balances of the hedging instruments by risk type as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Notional amounts		Balances		Changes in fair value for 2025
			Assets	Liabilities
Fair value hedge accounting:
Interest rate risk:
Swaps	~~W~~	47,314,076	88,587	157,855	334,024
Currency risk
Swaps		16,043,456	998,269	327,258	923,658

	~~W~~	63,357,532	1,086,856	485,113	1,257,682

	December 31, 2024
	Notional amounts		Balances		Changes in fair value for 2024
			Assets	Liabilities
Cash flow hedge accounting:
Interest rate risk:
Swaps	~~W~~	58,800	—	—	(2,044)
Fair value hedge accounting:
Interest rate risk:
Swaps		48,121,548	130,264	235,972	256,255
Currency risk
Swaps		11,609,881	160,577	907,743	(825,515)

		59,731,429	290,841	1,143,715	(569,260)

	~~W~~	59,790,229	290,841	1,143,715	(571,304)

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

10. Derivative Financial Instruments, Continued

(4)	Details of the balances of the hedged items by risk type as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Carrying amounts			Change in value of the hedged item		Changes in fair value for 2025
	Assets		Liabilities	Assets	Liabilities
Fair value hedge accounting:
Interest rate risk:
Securities measured at FVOCI	~~W~~	6,742,497	—	104,276	—	129,916
Debentures		—	39,377,722	—	(353,047)	(437,915)
Other liabilities (Deposits, etc.)		—	123,323	—	(19,705)	(4,072)

		6,742,497	39,501,045	104,276	(372,752)	(312,071)

Currency risk:
Debentures		—	15,667,797	—	1,168,345	(911,199)

	~~W~~	6,742,497	55,168,842	104,276	795,593	(1,223,270)

	December 31, 2024
	Carrying amounts			Change in value of the hedged item		Changes in fair value for 2024	Cash flow hedge reserve
	Assets		Liabilities	Assets	Liabilities
Cash flow hedge accounting:
Interest rate risk:
Debentures	~~W~~	—	58,800	—	—	—	1,045
Fair value hedge accounting:
Interest rate risk:
Securities measured at FVOCI		6,638,016	—	8,661	—	(6,819)	—
Debentures		—	40,711,955	—	(868,944)	(265,708)	—
Other liabilities (Deposits, etc.)		—	122,084	—	(24,359)	3,247	—

		6,638,016	40,834,039	8,661	(893,303)	(269,280)	—

Currency risk:
Debentures		—	11,376,831	—	527,750	828,917	—

		6,638,016	52,210,870	8,661	(365,553)	559,637	—

	~~W~~	6,638,016	52,269,670	8,661	(365,553)	559,637	1,045

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

10. Derivative Financial Instruments, Continued

(5)	Details of hedge ineffectiveness arising from fair value hedge accounting recognized in profit or loss for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Interest rate risk	~~W~~	21,953	(13,025)
Currency risk		12,459	3,402

	~~W~~	34,412	(9,623)

(6)	Details of the effects of cash flow hedge accounting that have affected the statement of comprehensive income for the years ended December 31, 2025 and 2024 are as follows:

	2025
	Change in the value of the hedging instrument recognized in other comprehensive income		Hedge ineffectiveness recognized in profit or loss (*)	Amount reclassified from other comprehensive income to profit or loss (*)
Interest rate risk	~~W~~	—	—	(1,045)

(*)	Recognized in gains or losses related to hedging purpose derivatives.

	2024
	Change in the value of the hedging instrument recognized in other comprehensive income		Hedge ineffectiveness recognized in profit or loss (*)	Amount reclassified from other comprehensive income to profit or loss (*)
Interest rate risk	~~W~~	(2,152)	108	(837)

(*)	Recognized in gains or losses related to hedging purpose derivatives.

(7)	Details of hedged items related to net investments hedge in foreign operations as of and for the years ended December 31, 2025 and 2024 are as follows:

	2025		December 31, 2025
	Changes in fair value		Other comprehensive income for hedges of net investments in foreign operations
Currency (foreign exchange risk)	~~W~~	(32,404)	(251,593)

	2024		December 31, 2024
	Changes in fair value		Other comprehensive income for hedges of net investments in foreign operations
Currency (foreign exchange risk)	~~W~~	166,721	(283,996)

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

10. Derivative Financial Instruments, Continued

(8)	Details of hedging instruments related to net investments hedge in foreign operations as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Carrying amount		Changes in fair value for 2025	Change in the value of the hedging instrument recognized in other comprehensive income for 2025	Hedge ineffectiveness recognized in profit or loss for 2025
Debentures in foreign currencies	~~W~~	1,323,666	32,404	32,404	–

	December 31, 2024
	Carrying amount		Changes in fair value for 2024	Change in the value of the hedging instrument recognized in other comprehensive income for 2024	Hedge ineffectiveness recognized in profit or loss for 2024
Debentures in foreign currencies	~~W~~	1,324,680	(166,721)	(166,721)	—

11. Investments in Subsidiaries and Associates

(1)	Investments in subsidiaries and associates as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
Subsidiaries:
KDB Asia Ltd.	~~W~~	332,907	332,907
KDB Bank Europe Ltd. (*1)		152,005	145,747
KDB Ireland Ltd.		62,389	62,389
KDB Bank Uzbekistan Ltd.		47,937	47,937
Banco KDB Do Brazil S.A. (*2)		55,759	52,622
PT KDB Tifa Finance Tbk		77,767	85,288
KDB Silicon Valley LLC		257,615	118,615
KDB OCCASIO II, L.P.		196,697	147,565
KDB Synergy, L.P.		196,492	126,592
KDB Investment Co., Ltd.		70,000	70,000
KDB Biz Co., Ltd.		1,500	1,500
KDB Life Insurance Co., Ltd. (*3)		510,674	—
KDB Capital Corporation		597,290	597,290
Korea BTL Financing 1		85,822	100,623
Korea Railroad Financing 1		61,138	67,098
Korea Education Financing		25,488	30,685
KDB Infrastructure Investment Asset Management Co., Ltd.		16,843	16,843
KDB Consus Value PEF (*3) (*4)		—	317,360
KDB-IAP OBOR PEF (*5)		—	—
Green Initiative No.2 Private Equity Limited Partnership		237,152	217,577
KDBC Co-investment Private Equity Fund		51,018	33,914
KDB Asia PEF		88,066	88,066
KDB Small Medium Mezzanine PEF		33,350	33,350
Corporate Liquidity Assistance Agency Co., Ltd.		1,000,000	1,000,000

		4,157,909	3,693,968

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

11. Investments in Subsidiaries and Associates, Continued

	December 31, 2025		December 31, 2024
Associates:
Korea Electric Power Co., Ltd.		16,921,067	16,921,067
Korea Tourism Organization		337,286	337,286
Korea Infrastructure Fund II		203,444	212,074
Korea Ocean Business Corporation		631,777	631,777
Korea Real Estate Board		58,492	58,492
Hanwha Ocean Co., Ltd. (*6)		1,756,189	2,227,877
HMM Co., Ltd. (*7)		6,633,817	5,240,667
GM Korea Company (*8)		487,421	474,733
HANJIN KAL		500,000	500,000
Korean Air Lines Co., Ltd.		330,477	330,477
TAEYOUNG ENGINEERING & CONSTRUCTION		54,719	54,719
Others (*9)		2,826,577	2,580,204

		30,741,266	29,569,373

	~~W~~	34,899,175	33,263,341

(*1)

Due to an increase in value in use resulting from improvements in the estimated cash flows of the equity interests held by the Bank, the Bank recognized a reversal of impairment losses amounting to ~~W~~6,258 million for the current year (prior year: ~~W~~19,145 million).

(*2)

Due to an increase in value in use resulting from improvements in the estimated cash flows of the equity interests held by the Bank, the Bank recognized a reversal of impairment losses amounting to ~~W~~3,138 million for the current year (prior year: ~~W~~1,347 million).

(*3)

During the current year, the investee was reclassified from an indirectly held subsidiary of KDB Consus Value Private Equity Fund to a directly held subsidiary of the Bank. Following such reclassification, the Bank recognized an impairment loss amounting to ~~W~~308,454 million for the current year due to a decrease in value in use based on an evaluation of operating cash flows.

(*4)

Due to a decrease in value in use resulting from the deterioration of the estimated cash flows of the equity interests held by the Bank, the Bank recognized an impairment loss amounting to ~~W~~11,692 million for the current year (prior year: ~~W~~161,231 million), after which the relevant entity was liquidated during the current year.

(*5)

In prior years, the decrease in net asset value resulting from a decline in the fair value of assets held was considered objective evidence of impairment, and an impairment loss was recognized such that the carrying amount was reduced to zero.

(*6)

Due to an increase in the recoverable amount resulting from an increase in the fair value of the equity interests held by the Bank, the Bank recognized a reversal of impairment losses amounting to ~~W~~16,787 million for the current year (prior year: ~~W~~731,136 million).

(*7)

Due to an increase in the recoverable amount resulting from an increase in the fair value of the equity interests held by the Bank, the Bank recognized a reversal of impairment losses amounting to ~~W~~689,668 million for the current year (prior year: impairment loss of ~~W~~388,273 million).

(*8)

Due to an increase in value in use based on an evaluation of operating cash flows, the Bank recognized a reversal of impairment losses amounting to ~~W~~12,688 million for the current year (prior year: ~~W~~18,830 million).

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

11. Investments in Subsidiaries and Associates, Continued

(*9)

For Hyundai Youth Fund No.1 and 11 other entities, the Bank recognized reversals of impairment losses amounting to ~~W~~5,962 million for the current year. In addition, for AJU Private Equity Fund No.2 and 14 other entities, the Bank recognized impairment losses amounting to ~~W~~60,067 million in the prior year.

(2)	The market value of marketable investments in subsidiaries and associates as of December 31, 2025 and 2024 are as follows:

	Market value			Carrying amounts
	December 31, 2025		December 31, 2024	December 31, 2025	December 31, 2024
Korea Electric Power Co., Ltd.	~~W~~	9,970,304	4,235,267	16,921,067	16,921,067
HMM Co., Ltd.		6,849,735	5,248,540	6,633,817	5,240,667
Hanwha Ocean Co., Ltd.		5,309,461	2,231,222	1,756,189	2,227,877
HANJIN KAL		875,706	532,486	500,000	500,000
Korean Air Lines Co., Ltd.		276,010	276,622	330,477	330,477
TAEYOUNG ENGINEERING & CONSTRUCTION		60,054	82,420	54,719	54,719

(3)	The key financial information of subsidiaries and associates invested and ownership ratios as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Country	Fiscal year end	Industry	Assets		Liabilities	Equity	Operating revenue	Net income (loss)	Total compre- hensive income (loss)	Owner- ship (%)
Subsidiaries:
KDB Asia Ltd.	Hong Kong	December	Finance	~~W~~	5,396,217	4,441,782	954,435	407,078	64,599	50,423	100
KDB Bank Europe Ltd.	Hungary	December	Finance		1,798,002	1,612,309	185,693	119,468	9,791	37,155	100
KDB Ireland Ltd.	Ireland	December	Finance		1,516,471	1331,337	185,134	105,498	12,450	7,865	100
KDB Bank Uzbekistan Ltd.	Uzbekistan	December	Finance		1,572,175	1,266,291	305,884	142,102	75,133	100,514	86.32
Banco KDB Do Brazil S.A.	Brazil	December	Finance		786,092	647,784	138,308	177,907	9,928	22,527	100
PT KDB Tifa Finance Tbk	Indonesia	December	Specialized credit finance		174,245	70,458	103,787	15,265	5,261	(1,611)	77.50
KDB Silicon Valley LLC	USA	December	Finance		301,547	3,225	298,322	16,497	9,062	6,883	100
KDB OCCASIO II, L.P.	Cayman Islands	December	Finance		281,102	140	280,962	33,652	31,105	28,235	90
KDB Synergy, L.P.	Cayman Islands	December	Finance		228,968	28	228,940	19,472	16,516	15,070	100
KDB Capital Corporation	Korea	December	Specialized credit finance		12,667,391	10,609,924	2,057,467	944,253	336,932	333,033	99.92
Korea BTL Financing 1 (*1)	Korea	Semi- annually	Financial investment		208,544	144	208,400	13,188	9,241	9,241	41.67
Korea Railroad Financing 1 (*1)	Korea	Semi- annually	Financial investment		126,014	6	126,008	7,105	5,263	5,263	50
Korea Education Financing (*1)	Korea	Semi- annually	Financial investment		52,107	13	52,094	2,962	2,370	2,370	50
KDB Infrastructure Investment Asset Management Co., Ltd.	Korea	December	Asset management		99,331	18,191	81,140	60,321	31,445	31,432	84.16
KDB Investment Co., Ltd.	Korea	December	Finance		109,676	6,746	102,930	23,833	12,647	12,639	100
KDB Biz Co., Ltd.	Korea	December	Services		7,721	4,611	3,110	32,408	80	(369)	100
KDB Life Insurance Co., Ltd.	Korea	December	Life insurance		17,204,539	16,795,492	409,047	1,652,794	(111,937)	(130,808)	99.69

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

11. Investments in Subsidiaries and Associates, Continued

	December 31, 2025
	Country	Fiscal year end	Industry	Assets		Liabilities	Equity	Operating revenue	Net income (loss)	Total compre- hensive income (loss)	Owner- ship (%)
KDB-IAP OBOR PEF (*2)	Korea	December	Financial investment	~~W~~	—	77,272	(77,272)	—	(67,217)	(67,585)	33.52
KDB Asia PEF (*2)	Korea	December	Financial investment		224,882	164	224,718	1	7,138	4,542	50
KDB Small Medium Mezzanine PEF	Korea	December	Financial investment		62,989	—	62,989	2,498	1,393	1,393	66.67
Green Initiative No.2 Private Equity Limited Partnership (*2)	Korea	December	Financial investment		1,395,777	660,515	735,262	860,704	2,843	2,341	38
KDBC Co-investment Private Equity Fund	Korea	December	Financial investment		80,104	46	80,058	8,597	6,518	6,518	70
Corporate Liquidity Assistance Agency Co., Ltd.	Korea	December	Financial investment		1,094,897	760	1,094,137	14,692	11,437	11,437	100

	December 31, 2025
	Country	Fiscal year end	Industry	Assets	Liabilities	Equity	Operating revenue	Net income (loss)	Total compre- hensive income (loss)	Owner- ship (%)
Associates:
Korea Electric Power Co., Ltd.	Korea	December	Electricity generation	254,927,457	205,604,513	49,322,944	97,429,346	8,666,656	8,521,423	32.90
Korea Tourism Organization	Korea	December	Culture and tourism administration	1,215,382	361,222	854,160	870,695	50,741	51,105	43.58
Korea Infrastructure Fund II	Korea	December	Financial investment	962,547	148,741	813,806	83,943	73,212	73,212	26.67
Korea Ocean Business Corporation	Korea	December	Finance	14,949,037	6,253,986	8,695,051	606,098	803,710	625,005	20.80
Korea Real Estate Board	Korea	December	Appraisal	319,304	51,772	267,532	264,621	20,153	20,191	30.60
GM Korea Company (*3)	Korea	December	Manufacturing	10,060,573	4,215,823	5,844,750	12,612,875	436,926	524,135	17.02
HMM Co., Ltd.	Korea	December	Foreign cargo transportation	33,563,133	6,991,856	26,571,277	10,891,443	1,878,732	1,402,346	35.42
HANJIN KAL (*3)	Korea	December	Holding company	4,140,659	716,531	3,424,128	298,362	159,182	147,461	10.65
Korean Air Lines Co., Ltd. (*3)	Korea	December	Air passenger transportation	50,406,072	38,946,974	11,459,098	25,225,542	647,273	631,094	3.32
Hanwha Ocean Co., Ltd. (*3)	Korea	December	Manufacturing	20,140,914	13,965,907	6,175,007	12,783,512	1,245,922	1,266,487	15.25
TAEYOUNG ENGINEERING & CONSTRUCTION (*4)	Korea	December	Construction	4,127,053	3,484,163	642,890	2,174,484	95,829	109,608	11.49

(*1)

The investee is an investment fund in which the Bank has invested and which is managed by KDB Infrastructure Asset Management Co., Ltd. Although the Bank does not hold a majority of the voting rights, it is significantly exposed to variable returns from the performance of the investee and has the ability to affect those returns through its power over the investee; accordingly, the investee is classified as a subsidiary.

(*2)

Although the parent company’s ownership interest is 50% or less, it has power over the relevant activities, including the ability to determine the financial and operating policies of the investee, is significantly exposed to variable returns, and has the ability to use its power to affect those returns; accordingly, the investee is classified as a subsidiary.

(*3)

Although the ownership interest is less than 20%, the Bank holds the right to appoint directors of the investee and is therefore considered to have significant influence; accordingly, the investee is classified as an associate.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

11. Investments in Subsidiaries and Associates, Continued

(*4)

Although the ownership interest is less than 20%, the Bank, as the main creditor bank, has initiated management procedures under which the Bank is designated as the managing institution and is able to participate in the financial and operating policies of the investee; accordingly, the Bank is considered to have significant influence and the investee is classified as an associate.

	December 31, 2024
	Country	Fiscal year end	Industry	Assets		Liabilities	Equity	Operating revenue	Net income (loss)	Total compre- hensive income (loss)	Owner- ship (%)
Subsidiaries:
KDB Asia Ltd.	Hong Kong	December	Finance	~~W~~	4,772,302	3,861,411	910,891	398,397	86,776	198,956	100
KDB Bank Europe Ltd.	Hungary	December	Finance		1,576,690	1,428,151	148,539	124,478	10,345	7,833	100
KDB Ireland Ltd.	Ireland	December	Finance		1,451,315	1,274,047	177,268	104,690	13,336	37,879	100
KDB Bank Uzbekistan Ltd.	Uzbekistan	December	Finance		1,119,216	909,683	209,533	107,884	58,442	72,178	86.32
Banco KDB Do Brazil S.A.	Brazil	December	Finance		768,583	651,551	117,032	112,929	10,355	(3,077)	100
PT KDB Tifa Finance Tbk	Indonesia	December	Finance		187,549	76,978	110,571	15,676	5,542	14,484	84.65
KDB Silicon Valley LLC	USA	December	Finance		154,757	2,318	152,439	5,950	1,022	21,644	100
KDB OCCASIO II, L.P.	Cayman Islands	December	Finance		216,086	19,201	196,885	19,917	18,443	41,624	90
KDB Synergy, L.P.	Cayman Islands	December	Finance		158,602	14,632	143,970	6,229	2,079	16,085	100
KDB Capital Corporation	Korea	December	Specialized credit finance		11,107,710	9,342,988	1,764,722	887,013	243,108	246,504	99.92
Korea BTL Financing 1 (*1)	Korea	Semi- annually	Financial investment		244,602	168	244,434	14,769	10,165	10,165	41.67
Korea Railroad Financing 1 (*1)	Korea	Semi- annually	Financial investment		138,295	6	138,289	7,677	5,400	5,400	50
Korea Education Financing (*1)	Korea	Semi- annually	Financial investment		62,670	9	62,661	3,389	2,676	2,676	50
KDB Infrastructure Investment Asset Management Co., Ltd.	Korea	December	Asset management		81,990	15,033	66,957	43,136	20,295	20,152	84.16
KDB Investment Co., Ltd.	Korea	December	Finance		95,332	4,281	91,051	9,975	3,797	3,759	100
KDB Biz Co., Ltd.	Korea	December	Services		7,823	4,344	3,479	29,648	415	(128)	100
KDB Consus Value PEF	Korea	December	Financial investment		17,763,900	17,705,401	58,499	1,772,177	20,573	(605,926)	75.92
KDB-IAP OBOR PEF (*2)	Korea	December	Financial investment		68,249	77,936	(9,687)	—	(1,123)	(2,251)	33.52
KDB Asia PEF (*2)	Korea	December	Financial investment		239,159	198	238,961	1	3,572	30,175	50
KDB Small Medium Mezzanine PEF	Korea	December	Financial investment		63,454	75	63,379	2,320	(23,138)	(23,138)	66.67
Green Initiative No.2 Private Equity Limited Partnership (*2)	Korea	December	Financial investment		1,331,309	641,097	690,212	620,498	(16,524)	(16,643)	38
KDBC Co-investment Private Equity Fund	Korea	December	Financial investment		52,964	111	52,853	49,841	38,074	38,074	70
Corporate Liquidity Assistance Agency Co., Ltd.	Korea	December	Financial investment		1,082,696	—	1,082,696	32,897	14,841	14,841	100
Associates:
Korea Electric Power Co., Ltd.	Korea	December	Electricity generation		246,807,795	205,444,962	41,362,833	93,398,896	3,621,968	4,250,969	32.90
Korea Tourism Organization	Korea	December	Culture and tourism administration		1,186,637	374,191	812,446	883,749	17,147	13,135	43.58
Korea Infrastructure Fund II	Korea	December	Financial investment		958,001	118,877	839,124	104,545	97,646	97,646	26.67

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

11. Investments in Subsidiaries and Associates, Continued

	December 31, 2024
	Country	Fiscal year end	Industry	Assets		Liabilities	Equity	Operating revenue	Net income (loss)	Total compre- hensive income (loss)	Owner- ship (%)
Korea Ocean Business Corporation	Korea	December	Finance	~~W~~	13,718,841	5,657,223	8,061,618	500,210	(437,522)	173,900	20.80
Korea Real Estate Board	Korea	December	Appraisal		314,616	59,868	254,748	240,013	17,147	17,129	30.60
GM Korea Company (*3)	Korea	December	Manufacturing		9,904,378	4,593,449	5,310,929	14,337,105	2,198,818	2,084,697	17.02
HMM Co., Ltd.	Korea	December	Foreign cargo transportation		33,848,562	5,993,018	27,855,544	11,700,224	3,782,129	6,947,117	33.73
HANJIN KAL (*3)	Korea	December	Holding company		4,207,158	893,997	3,313,161	292,157	512,176	482,916	10.58
Korean Air Lines Co., Ltd. (*3)	Korea	December	Air passenger transportation		47,012,066	36,048,874	10,963,192	17,870,718	1,381,858	1,279,328	3.32
Hanwha Ocean Co., Ltd. (*3)	Korea	December	Manufacturing		17,843,809	12,980,459	4,863,350	10,776,005	528,213	568,399	19.50
TAEYOUNG ENGINEERING & CONSTRUCTION (*4)	Korea	December	Construction		4,323,924	3,796,725	527,199	2,686,174	66,804	63,282	11.64

(*1)

The investee is an investment fund in which the Bank has invested and which is managed by KDB Infrastructure Asset Management Co., Ltd. Although the Bank does not hold a majority of the voting rights, it is significantly exposed to variable returns from the performance of the investee and has the ability to affect those returns through its power over the investee; accordingly, the investee is classified as a subsidiary.

(*2)

Although the parent company’s ownership interest is 50% or less, it has power over the relevant activities, including the ability to determine the financial and operating policies of the investee, is significantly exposed to variable returns, and has the ability to use its power to affect those returns; accordingly, the investee is classified as a subsidiary.

(*3)

Although the ownership interest is less than 20%, the Bank holds the right to appoint directors of the investee and is therefore considered to have significant influence; accordingly, the investee is classified as an associate.

(*4)

Although the ownership interest is less than 20%, the Bank, as the main creditor bank, has initiated management procedures under which the Bank is designated as the managing institution and is able to participate in the financial and operating policies of the investee; accordingly, the Bank is considered to have significant influence and the investee is classified as an associate.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

12. Property and Equipment

Changes in property and equipment for the years ended December 31, 2025 and 2024 are as follows:

	2025
	January 1, 2025		Acquisition/ depreciation	Disposal	Reclassifi- cation	Foreign exchange differences	December 31, 2025
Acquisition cost:
Land	~~W~~	317,788	—	—	28	—	317,816
Buildings and structures		643,720	3,524	(160)	1,940	—	649,024
Leasehold improvements		47,643	1,097	(196)	1,848	(852)	49,540
Vehicles		630	—	—	—	(9)	621
Equipment		64,187	6,202	(2,162)	—	(11)	68,216
Construction in progress		—	11,810	—	(5,484)	—	6,326
Right-of-use assets (Real estate)		133,356	58,964	(35,442)	—	(1,961)	154,917
Right-of-use assets (Vehicles)		13,094	1,968	(3,615)	—	(50)	11,397
Right-of-use assets (Others)		152	—	(26)	—	(4)	122
Others		185,643	21,456	(304)	—	13	206,808

		1,406,213	105,021	(41,905)	(1,668)	(2,874)	1,464,787
Accumulated depreciation:
Buildings and structures (*)		274,634	17,191	—	61	—	291,886
Leasehold improvements		39,962	3,452	(145)	—	(751)	42,518
Vehicles		593	—	—	—	(8)	585
Equipment		54,725	3,972	(1,816)	—	6	56,887
Right-of-use assets (Real estate)		70,077	43,100	(33,490)	—	(892)	78,795
Right-of-use assets (Vehicles)		6,822	3,549	(3,658)	—	(40)	6,673
Right-of-use assets (Others)		80	46	(75)	—	(4)	47
Others		159,798	12,507	(233)	—	(32)	172,040

		606,691	83,817	(39,417)	61	(1,721)	649,431
Accumulated impairment losses:
Land		3,023	—	—	—	—	3,023
Buildings and structures		2,361	—	—	—	—	2,361

		5,384	—	—	—	—	5,384

	~~W~~	794,138	21,204	(2,488)	(1,729)	(1,153)	809,972

(*)	The amounts include government grants.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

12. Property and Equipment, Continued

	2024
	January 1, 2024		Acquisition/ depreciation	Disposal	Reclassifi- cation	Foreign exchange differences	December 31, 2024
Acquisition cost:
Land	~~W~~	307,481	—	—	10,307	—	317,788
Buildings and structures		635,054	1,351	—	7,315	—	643,720
Leasehold improvements		46,003	261	—	1,309	70	47,643
Vehicles		585	—	—	—	45	630
Equipment		62,730	1,973	(997)	—	481	64,187
Construction in progress		1,817	7,722	—	(9,539)	—	—
Right-of-use assets (Real estate)		122,090	25,216	(24,202)	—	10,252	133,356
Right-of-use assets (Vehicles)		11,245	3,640	(2,004)	—	213	13,094
Right-of-use assets (Others)		93	61	(19)	—	17	152
Others		170,173	15,152	(304)	—	622	185,643

		1,357,271	55,376	(27,526)	9,392	11,700	1,406,213
Accumulated depreciation:
Buildings and structures (*)		254,358	19,840	—	436	—	274,634
Leasehold improvements		37,520	2,916	—	—	(474)	39,962
Vehicles		544	9	—	—	40	593
Equipment		51,321	4,052	(994)	—	346	54,725
Right-of-use assets (Real estate)		51,066	33,742	(19,465)	—	4,734	70,077
Right-of-use assets (Vehicles)		5,277	3,280	(1,853)	—	118	6,822
Right-of-use assets (Others)		37	53	(19)	—	9	80
Others		149,680	9,964	(294)	—	448	159,798

		549,803	73,856	(22,625)	436	5,221	606,691
Accumulated impairment losses:
Land		3,023	—	—	—	—	3,023
Buildings and structures		2,361	—	—	—	—	2,361

		5,384	—	—	—	—	5,384

	~~W~~	802,084	(18,480)	(4,901)	8,956	6,479	794,138

(*)	The amounts include government grants.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

13. Investment Property

Changes in investment property for the years ended December 31, 2025 and 2024 are as follows:

	2025
	January 1, 2025		Acquisition/ depreciation	Reclassification	December 31, 2025
Acquisition cost:
Land	~~W~~	45,143	—	(28)	45,115
Buildings and structures		56,907	—	1,696	58,603

		102,050	—	1,668	103,718

Accumulated depreciation:
Buildings and structures		36,502	1,787	(61)	38,228
Accumulated impairment losses:
Land		1,197	—	—	1,197
Buildings and structures		1,778	—	—	1,778

		2,975	—	—	2,975

	~~W~~	62,573	(1,787)	1,729	62,515

	2024
	January 1, 2024		Acquisition/ depreciation	Reclassification	December 31, 2024
Acquisition cost:
Land	~~W~~	55,450	—	(10,307)	45,143
Buildings and structures		55,992	—	915	56,907

		111,442	—	(9,392)	102,050

Accumulated depreciation:
Buildings and structures		34,645	2,293	(436)	36,502
Accumulated impairment losses:
Land		1,197	—	—	1,197
Buildings and structures		1,778	—	—	1,778

		2,975	—	—	2,975

	~~W~~	73,822	(2,293)	(8,956)	62,573

The fair value of the Bank’s investment property, as determined based on valuation by an independent appraiser, amounts to ~~W~~83,688 million and ~~W~~83,879 million as of December 31, 2025 and 2024, respectively. Additionally, fair value of investment in property is classified as level 3 according to the fair value hierarchy in Note 44.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

14. Intangible Assets

Changes in intangible assets for the years ended December 31, 2025 and 2024 are as follows:

	2025
	January 1, 2025		Acquisition	Disposal	Amortization	Foreign exchange differences and others	December 31, 2025
Development expense	~~W~~	35,296	12,060	—	(9,010)	(8)	38,338
Equipment usage right		404	28	—	(109)	348	671
Other deposits provided		11,485	—	—	—	(10)	11,475
Others		14,986	12,402	—	(12,036)	(21)	15,331

	~~W~~	62,171	24,490	—	(21,155)	309	65,815

	2024
	January 1, 2024		Acquisition	Disposal	Amortization	Foreign exchange differences and others	December 31, 2024
Development expense	~~W~~	55,907	13,882	—	(34,802)	309	35,296
Equipment usage right		409	—	—	(52)	47	404
Other deposits provided		11,542	—	(100)	—	43	11,485
Others		17,603	4,684	—	(7,867)	566	14,986

	~~W~~	85,461	18,566	(100)	(42,721)	965	62,171

15. Other Assets

Other assets as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
Accounts receivable	~~W~~	3,248,900	4,380,521
Unsettled domestic exchange receivables		2,544,002	1,933,905
Accrued income		965,522	1,108,382
Guarantee deposits		541,862	446,219
Prepaid expenses		22,590	20,903
Advance payments		1,130	8,648
Financial guarantee asset		49,334	50,298
Others		27,475	183,774

		7,400,815	8,132,650
Allowance for credit losses		(72,522)	(72,514)
Present value discount		(5,111)	(3,618)

	~~W~~	7,323,182	8,056,518

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

16. Financial Liabilities Measured at FVTPL

(1)	Financial liabilities measured at fair value through profit or loss as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
Debentures	~~W~~	1,376,712	1,806,079
Deposits		515,687	583,167

	~~W~~	1,892,399	2,389,246

Changes in fair value of structured debentures and deposits to which hedge accounting is applied are recognized in profit or loss, but structured debentures not subject to hedge accounting applied to, are measured at amortized costs. Therefore, such structured debentures and deposits, not subject to hedge accounting, have been designated at FVTPL to eliminate mismatch in measurements of accounting profit and loss.

(2)	The difference between the carrying amount and contractual cash flow amount of financial liabilities measured at fair value through profit or loss as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
Carrying amount	~~W~~	1,892,399	2,389,246
Contractual cash flow amounts		2,388,074	2,787,200

Difference	~~W~~	(495,675)	(397,954)

17. Deposits

Deposits as of December 31, 2025 and 2024 are as follows:

	December 31, 2025			December 31, 2024
	Amortized cost (Carrying amounts)		Fair value	Amortized cost (Carrying amounts)	Fair value
Deposits in Korean won:
Demand deposits	~~W~~	82,233	82,233	104,173	104,173
Time and savings deposits		48,029,177	48,036,250	47,088,629	47,156,011
Certificates of deposit		418,495	418,315	505,159	505,223

		48,529,905	48,536,798	47,697,961	47,765,407

Deposits in foreign currencies:
Demand deposits		1,415,158	1,416,437	963,783	962,800
Time and savings deposits		8,985,206	9,000,571	7,776,645	7,739,508
Certificates of deposit		9,027,103	9,058,033	8,651,522	8,677,085

		19,427,467	19,475,041	17,391,950	17,379,393

Off-shore deposits in foreign currencies:
Demand deposits		517,482	517,482	1,010,662	1,010,662

	~~W~~	68,474,854	68,529,321	66,100,573	66,155,462

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

18. Borrowings

(1)	Borrowings as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Minimum interest rate (%)	Maximum interest rate (%)	Amortized cost		Fair value
Borrowings in Korean won	—	2.91	~~W~~	4,678,696	4,637,330
Borrowings in foreign currencies	—	5.86		19,322,337	19,316,641
Off-shore borrowings in foreign currencies	1.72	5.00		1,987,509	1,984,230
Others	0.70	4.45		5,620,612	5,619,406

				31,609,154	31,557,607

Deferred borrowing costs				(4,375)

			~~W~~	31,604,779

	December 31, 2024
	Minimum interest rate (%)	Maximum interest rate (%)	Amortized cost		Fair value
Borrowings in Korean won	—	2.91	~~W~~	4,689,044	4,641,896
Borrowings in foreign currencies	0.40	6.91		20,545,564	20,489,948
Off-shore borrowings in foreign currencies	2.25	5.32		3,478,482	3,463,100
Others	0.43	5.68		4,023,136	4,002,350

				32,736,226	32,597,294

Deferred borrowing costs				(5,708)

			~~W~~	32,730,518

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

18. Borrowings, Continued

(2)	Borrowings in Korean won before adjusting deferred borrowing costs as of December 31, 2025 and 2024 are as follows:

Lender	Classification	Annual interest rate (%)	December 31, 2025		December 31, 2024
The Bank of Korea	Bank of Korea aggregate credit ceiling loans	1.00	~~W~~	220,717	330,451

Ministry of Finance and Economy	Borrowings from government fund (*)	1.94 ~ 2.10		47,473	62,184

Korea SMEs and Startups Agency	Borrowings from small and medium enterprise promotion fund	1.44 ~ 2.64		72,837	64,390

Ministry of Culture, Sports and Tourism	Borrowings from tourism promotion fund	0.35 ~ 1.56		2,908,102	2,946,821

Korea Energy Agency	Borrowings from fund for rational use of energy	0.25 ~ 1.75		329,045	280,245

Local governments	Borrowings from local small and medium enterprise promotion fund	0.50 ~ 2.80		16,505	19,160

Others	Borrowings from petroleum enterprise fund and others	0.00 ~ 2.91		1,084,017	985,793

			~~W~~	4,678,696	4,689,044

(*)	Borrowings from government fund are subordinated borrowings.

(3)	Borrowings in foreign currencies and off-shore borrowings before adjusting deferred borrowing costs as of December 31, 2025 and 2024 are as follows:

Lender	Classification	Annual interest rate (%)	December 31, 2025		December 31, 2024
Mizuho and others	Bank loans from foreign funds	2.44 ~ 4.93	~~W~~	2,894,882	2,798,873

Bank of New York Mellon, London and others	Off-shore short term borrowings	1.72 ~ 4.41		717,523	1,757,295

China Development Bank and others	Off-shore long term borrowings	2.07 ~ 5.00		1,269,986	1,721,187

Others	Short-term borrowings in foreign currencies	0.00 ~ 5.29		13,699,482	16,412,709

	Long term borrowings in foreign currencies	0.10 ~ 5.86		2,727,973	1,333,982

			~~W~~	21,309,846	24,024,046

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

19. Debentures

Debentures as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Minimum interest rate (%)	Maximum interest rate (%)	Amortized cost		Fair value
Debentures in Korean won:
Debentures	0.98	6.60	~~W~~	117,584,101	117,536,984
Discount on debentures				(97,351)
Valuation adjustment for fair value hedges				(234,040)

				117,252,710

Debentures in foreign currencies:
Debentures	0.80	32.05		32,397,401	34,257,453
Discount on debentures				(41,881)
Valuation adjustment for fair value hedges				241,124

				32,596,644

Off-shore debentures:
Debentures	0.17	13.42		22,763,769	23,769,111
Discount on debentures				(51,314)
Valuation adjustment for fair value hedges				808,214

				23,520,669

			~~W~~	173,370,023	175,563,548

	December 31, 2024
	Minimum interest rate (%)	Maximum interest rate (%)	Amortized cost		Fair value
Debentures in Korean won:
Debentures	0.98	7.05	~~W~~	113,968,049	114,467,840
Discount on debentures				(178,440)
Valuation adjustment for fair value hedges				(120,391)

				113,669,218

Debentures in foreign currencies:
Debentures	0.75	11.24		29,840,263	30,907,953
Discount on debentures				(41,691)
Valuation adjustment for fair value hedges				(444,851)

				29,353,721

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

19. Debentures, Continued

	December 31, 2024
	Minimum interest rate (%)	Maximum interest rate (%)	Amortized cost		Fair value
Off-shore debentures:
Debentures	0.17	11.21	~~W~~	21,912,152	22,276,988
Discount on debentures				(56,870)
Valuation adjustment for fair value hedges				224,048

				22,079,330

			~~W~~	165,102,269	167,652,781

20. Net Defined Benefit Assets

(1)	Details of net defined benefit assets as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
Present value of defined benefit liabilities	~~W~~	450,221	429,017
Fair value of plan assets		(504,318)	(459,985)

	~~W~~	(54,097)	(30,968)

(2)	Changes in net defined benefit liabilities (assets) for the years ended December 31, 2025 and 2024 are as follows:

	2025
	Present value of defined benefit obligation		Fair value of plan assets	Defined benefit assets
Beginning balance	~~W~~	429,017	(459,985)	(30,968)
Current service costs		32,766	—	32,766
Interest expense (income)		16,850	(18,150)	(1,300)
Remeasurements of defined benefit liabilities:
Financial assumption		(11,471)	2,760	(8,711)
Experience adjustment		9,166	—	9,166

		(2,305)	2,760	455

Payments from the plan		(26,107)	24,057	(2,050)
Paid in plan assets		—	(53,000)	(53,000)

Ending balance	~~W~~	450,221	(504,318)	(54,097)

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

20. Net Defined Benefit Assets, Continued

	2024
	Present value of defined benefit obligation		Fair value of plan assets	Defined benefit assets
Beginning balance	~~W~~	389,839	(458,759)	(68,920)
Current service costs		28,508	—	28,508
Interest expense (income)		16,958	(20,586)	(3,628)
Remeasurements of defined benefit liabilities:
Demographic assumption		(5,276)	—	(5,276)
Financial assumption		20,488	2,881	23,369
Experience adjustment		5,135	—	5,135

		20,347	2,881	23,228

Payments from the plan		(26,636)	26,479	(157)
Paid in plan assets		—	(10,000)	(10,000)
Others		1	—	1

Ending balance	~~W~~	429,017	(459,985)	(30,968)

(3)	Fair value of plan assets for each type as of December 31, 2025 and 2024 are as follows:

	December 31, 2025			December 31, 2024
	Quoted prices		Unquoted prices	Quoted prices	Unquoted prices
Due from financial institutions	~~W~~	—	504,318	—	459,985

(4)	Defined benefit costs recognized in profit or loss for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Current service costs	~~W~~	32,766	28,508
Interest expense, net		(1,300)	(3,628)

	~~W~~	31,466	24,880

(5)	The principal actuarial assumptions used as of December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Discount rate (%)	4.40	4.04 ~ 4.05
Future salary increasing rate (%)	5.60	5.50

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

20. Net Defined Benefit Assets, Continued

(6)	The present value sensitivity analysis of defined benefit obligation according to changes in principal actuarial assumptions as of December 31, 2025 is as follows:

Sensitivity
	1% increase in assumption	1% decrease in assumption
Discount rate	7.89% decrease	9.10% increase
Future salary increasing rate	9.15% increase	8.07% decrease

(7)

The weighted average duration of defined benefit obligation is 8.84 years and 9.10 years as of December 31, 2025 and 2024, respectively. In addition, there are no expected contributions to the plans for the next reporting period.

21. Provisions

(1)	Details of provisions as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
Provision for payment guarantees	~~W~~	249,422	434,990
Provision for unused commitments		296,382	333,175
Provision for financial guarantees		11,915	7,560
Provision for litigations		21,573	21,573
Provision for restoration costs		15,569	14,181
Provision for contributions to the High Tech Strategic Industry (“High-Tech Fund”)		339,446	—
Other provisions		1,032	3,391

	~~W~~	935,339	814,870

(2)	Changes in provision for payment guarantees for the years ended December 31, 2025 and 2024 are as follows:

	2025
			Lifetime expected credit losses
	12-month expected credit loss		Non credit- impaired	Credit- impaired	Total
Beginning balance	~~W~~	215,589	190,183	29,218	434,990
Transfer to 12-month expected credit loss		35,557	(20,519)	(15,038)	—
Transfer to lifetime expected credit losses:
Transfer to non credit-impaired exposures		(367)	404	(37)	—
Transfer to credit-impaired exposures		(136)	(525)	661	—
Reversal of payment guarantees		(107,567)	(54,687)	(12,378)	(174,632)
Foreign currency translation		557	(11,310)	(183)	(10,936)

Ending balance	~~W~~	143,633	103,546	2,243	249,422

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

21. Provisions, Continued

	2024
			Lifetime expected credit losses
	12-month expected credit loss		Non credit- impaired	Credit- impaired	Total
Beginning balance	~~W~~	230,436	317,138	44,524	592,098
Transfer to 12-month expected credit loss		25,360	(25,353)	(7)	—
Transfer to lifetime expected credit losses:
Transfer to non credit-impaired exposures		(31,313)	31,331	(18)	—
Transfer to credit-impaired exposures		(979)	(314)	1,293	—
Reversal of payment guarantees		(9,485)	(162,576)	(38,268)	(210,329)
Foreign currency translation		1,570	29,957	21,694	53,221

Ending balance	~~W~~	215,589	190,183	29,218	434,990

(3)	Changes in provision for unused commitments for the years ended December 31, 2025 and 2024 are as follows:

	2025
			Lifetime expected credit losses
	12-month expected credit loss		Non credit- impaired	Credit- impaired	Total
Beginning balance	~~W~~	132,746	124,675	75,754	333,175
Transfer to 12-month expected credit loss		85,218	(73,143)	(12,075)	—
Transfer to lifetime expected credit losses:
Transfer to non credit-impaired exposures		(40,488)	42,905	(2,417)	—
Transfer to credit-impaired exposures		(2,841)	(1,310)	4,151	—
Provision for (reversal of) unused commitments		40,650	(15,688)	(59,303)	(34,341)
Foreign currency translation		(2,011)	(402)	(39)	(2,452)

Ending balance	~~W~~	213,274	77,037	6,071	296,382

	2024
			Lifetime expected credit losses
	12-month expected credit loss		Non credit- impaired	Credit- impaired	Total
Beginning balance	~~W~~	114,277	272,952	11,412	398,641
Transfer to 12-month expected credit loss		14,759	(14,752)	(7)	—
Transfer to lifetime expected credit losses:
Transfer to non credit-impaired exposures		(23,897)	24,423	(526)	—
Transfer to credit-impaired exposures		—	(2,130)	2,130	—
Provision for (reversal of) unused commitments		18,978	(159,360)	62,634	(77,748)
Foreign currency translation		8,629	3,542	111	12,282

Ending balance	~~W~~	132,746	124,675	75,754	333,175

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

21. Provisions, Continued

(4)	Changes of provision for financial guarantees for the years ended December 31, 2025 and 2024 are as follows:

	2025
			Lifetime expected credit losses
	12-month expected credit loss		Non credit- impaired	Credit- impaired	Total
Beginning balance	~~W~~	2,920	3,209	1,431	7,560
Transfer to 12-month expected credit loss		—	—	—	—
Transfer to lifetime expected credit losses:
Transfer to non credit-impaired exposures		(1,746)	1,746	—	—
Transfer to credit-impaired exposures		—	(3,362)	3,362	—
Provision for (reversal of) financial guarantee		742	3,777	(164)	4,355

Ending balance	~~W~~	1,916	5,370	4,629	11,915

	2024
			Lifetime expected credit losses
	12-month expected credit loss		Non credit- impaired	Credit- impaired	Total
Beginning balance	~~W~~	3,122	42,240	5,401	50,763
Transfer to 12-month expected credit loss		—	—	—	—
Transfer to lifetime expected credit losses:
Transfer to non credit-impaired exposures		(260)	260	—	—
Transfer to credit-impaired exposures		—	(14)	14	—
Provision for (reversal of) financial guarantee		58	(39,277)	(3,984)	(43,203)

Ending balance	~~W~~	2,920	3,209	1,431	7,560

(5)	Changes of provision for litigations, provision for restoration costs and other provisions for the years ended December 31, 2025 and 2024 are as follows:

	2025
	Provision for litigations		Provision for restoration costs	Provision for contributions to High-Tech Fund (*)	Other provisions
Beginning balance	~~W~~	21,573	14,181	—	3,391
Increase (reversal) of provision		—	(1,127)	339,446	—
Provision used and others		—	2,515	—	(2,359)

Ending balance	~~W~~	21,573	15,569	339,446	1,032

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

21. Provisions, Continued

(*)

Pursuant to Article 29-7 of the Korea Development Bank Act, the Bank established the High Tech Strategic Industry Fund (“High-Tech Fund”) in 2025. In accordance with the agreement entered with the High-Tech Fund, the Bank plans to make contributions up to a total amount of ~~W~~350,000 million for the period from January 1, 2026 to December 31, 2027. In relation to this contribution agreement, the Bank recognized a provision to reflect its obligation as of the reporting date. The provision was measured at present value by discounting the expected future cash outflows for the contributions using a discount rate based on the interest rate of Industrial Financial Debentures. As a result, the provision recognized as of December 31, 2025 amounted to ~~W~~339,446 million, which was recognized as loss for the year ended December 31, 2025.

	2024
	Lawsuit provision		Provision for restoration	Other provisions
Beginning balance	~~W~~	168	13,722	3,391
Increase (reversal) of provision		21,405	(109)	—
Provision used and others		—	568	—

Ending balance	~~W~~	21,573	14,181	3,391

(6)	Provision for payment guarantees and financial guarantee provision

Confirmed acceptances and guarantees, unconfirmed acceptances and guarantees and bills endorsed are not recognized on the statement of financial position, but are disclosed as off-statement of financial position items in the notes to the financial statements. The Bank provides a provision for such off-statement of financial position items, applying a Credit Conversion Factor (“CCF”) and provision rates under the Bank’s expected credit loss model, and records the provision as a reserve for expected credit losses on acceptances and guarantees.

In the case of financial guarantee contracts, when the amount calculated using the same method as above is greater than the initial amount less amortization of fees recognized, the difference is recorded as a financial guarantee provision.

(7)	Provision for unused commitments

The Bank records a provision for a certain portion of unused credit lines which is calculated using a CCF as provision for unused commitments applying provision rates under the Bank’s expected credit loss model.

(8)	Provision for litigations

As of December 31, 2025, the Bank is involved in 5 lawsuits as a plaintiff and 14 lawsuits as a defendant. The aggregate amounts of claims as a plaintiff and a defendant amounted to ~~W~~6,888 million and ~~W~~54,371 million, respectively. The Bank provided a provision against contingent loss from pending lawsuits as of December 31, 2025. Additional losses may be incurred depending on the result of pending lawsuits.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

21. Provisions, Continued

Major lawsuits in progress as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Contents	Amounts		Status of lawsuit
Plaintiff:
Hana Bank	Claim for transaction amount	~~W~~	6,164	1st trial in progress

Defendant:
Shinhan Bank and Woori Bank	Claim for damages		31,711	1st trial ruled in favor of the Bank; 2nd trial ruled partially against the Bank; 3rd trial in progress
One individual	Claim for cancellation of pledge		8,610	1st and 2nd trial ruled in favor of the Bank; 3rd trial in progress

	December 31, 2024
	Contents	Amounts		Status of lawsuit
Plaintiff:
Hanil Engineering & Construction Co., Ltd	Appeal against the confirmed decision on Investigation	~~W~~	16,900	1st trial in progress

Defendant:
257 individuals including Mr. Kang	Claim for wage		41,853	1st trial in progress
Shinhan Bank and Woori Bank	Claim for damages		31,711	1st trial ruled in favor of the Bank; 2nd trial ruled partially against the Bank
Dongbu Corporation	Claim for objection of request (participation to support)		19,658	1st trial in progress
One individual	Claim for cancellation of pledge		8,610	1st trial ruled in favor of the Bank; 2nd trial in progress

(9)	Other provisions

The Bank recognised other provisions as reserve for other miscellaneous purpose.

(10)	Other contingency

As of December 31, 2025, the Fair Trade Commission is conducting an investigation into whether domestic financial institutions, including the Bank, engaged in any unfair collusive practices in connection with the auctions of Korea Treasury Bonds. At present, the outcome of the investigation cannot be predicted.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

22. Other Liabilities

(1)	Other liabilities as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
Accounts payable	~~W~~	3,206,850	4,345,402
Lease liabilities		115,922	83,444
Accrued expense		3,095,887	2,862,819
Unearned income		88,723	82,097
Deposits withholding tax		50,822	59,273
Guarantee money received		430,966	911,670
Foreign exchanges payable		22,956	23,229
Domestic exchanges payable		254,332	255,049
Borrowing from trust accounts		1,626,882	1,007,782
Financial guarantee liability		52,616	52,963
Others		167,681	315,872

		9,113,637	9,999,600
Present value discount		(35,861)	(16,127)

	~~W~~	9,077,776	9,983,473

The carrying amount of financial liabilities included in other liabilities above amounted to ~~W~~8,968,540 million and ~~W~~9,778,765 million as of December 31, 2025 and 2024, respectively, and their fair value amounted to ~~W~~8,817,049 million and ~~W~~9,740,722 million as of December 31, 2025 and 2024, respectively.

(2)	Details of lease liabilities as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Face value		Present value discount	Carrying amounts
Real estate	~~W~~	110,580	(29,829)	80,751
Vehicles		5,258	(275)	4,983
Others		84	(11)	73

	~~W~~	115,922	(30,115)	85,807

	December 31, 2024
	Face value		Present value discount	Carrying amounts
Real estate	~~W~~	76,406	(14,363)	62,043
Vehicles		6,952	(215)	6,737
Others		86	(9)	77

	~~W~~	83,444	(14,587)	68,857

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

22. Other Liabilities, Continued

(3)	The amount recognized in profit or loss related to lease for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Depreciation of right-of-use assets
Real estate	~~W~~	43,100	33,742
Vehicles		3,549	3,280
Others		46	53

		46,695	37,075

Interest expenses on the lease liabilities		2,506	2,474
Expense relating to leases of low-value assets		9,078	8,760

	~~W~~	58,279	48,309

(4)	Cash flows used in lease liabilities for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Decrease in lease liabilities	~~W~~	36,155	33,273
Payments relating to leases of low-value assets		9,078	8,760

	~~W~~	45,233	42,033

(5)	Maturity analysis of undiscounted lease payments relating to lease liabilities as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Within 3 months		3 months ~ 1 year	1 year ~ 5 years	Over 5 years	Total
Lease payments	~~W~~	11,270	24,916	44,727	35,009	115,922

	December 31, 2024
	Within 3 months		3 months ~ 1 year	1 year ~ 5 years	Over 5 years	Total
Lease payments	~~W~~	10,711	25,614	36,338	10,781	83,444

23. Equity

(1) Issued capital

The Bank is authorized to issue up to 6,000 million shares of common stock and has 5,451,551,768 shares issued and 5,263,311,768 shares issued as of December 31, 2025 and 2024, respectively, and outstanding with a total par value (~~W~~5,000 of par value per share) of ~~W~~27,257,759 million and ~~W~~26,316,559 million as of December 31, 2025 and 2024, respectively.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

23. Equity, Continued

(2) Capital surplus

Capital surplus as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
Paid-in capital in excess of par value	~~W~~	17,598	22,138
Surplus from capital reduction (*1)		44,373	44,373
Other capital surplus (*2)		2,390,495	2,390,495

	~~W~~	2,452,466	2,457,006

(*1)

The Bank reduced ~~W~~5,178,600 million of its issued capital in 1998 and 2000 to offset its accumulated deficit amounting to ~~W~~5,134,227 million. As the result of the capital reduction, ~~W~~44,373 million of surplus exceeding accumulated deficit was recorded in capital surplus in equity.

(*2)

The difference in the amount of shares issued and the carrying value of net asset acquired occurring from the merger of the Bank with KDB Financial Group Inc. and Korea Finance Corporation are recognized as other capital surplus.

(3) Accumulated other comprehensive income

(i)	Accumulated other comprehensive income as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
Gains (losses) on securities measured at FVOCI
Valuation gains on securities measured at FVOCI (before tax)	~~W~~	1,056,676	1,136,394
Loss allowance for securities measured at FVOCI (before tax)		36,755	95,613
Income tax effect		(300,730)	(325,250)

		792,701	906,757
Exchange differences on translation of foreign operations:
Exchange differences on translation of foreign operations (before tax)		345,752	408,725
Income tax effect		—	—

		345,752	408,725
Valuation gains on cash flow hedge:
Valuation gains on cash flow hedge (before tax)		—	1,045
Income tax effect		—	(276)

		—	769
Losses on hedges of net investments in foreign operations:
Losses on hedges of net investments in foreign operations (before tax)		(251,593)	(283,997)
Income tax effect		49,897	74,976

		(201,696)	(209,021)

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

23. Equity, Continued

	December 31, 2025		December 31, 2024
Remeasurements of net defined benefit liabilities:
Remeasurements of net defined benefit liabilities (before tax)	~~W~~	96,874	97,330
Income tax effect		(26,639)	(25,694)

		70,235	71,636

Fair value changes on financial liabilities designated at fair value due to credit risk:
Valuation gains on financial liabilities designated at fair value due to credit risk (before tax)		79,885	78,615
Income tax effect		(21,968)	(20,756)

		57,917	57,859

	~~W~~	1,064,909	1,236,725

(ii)	Changes in accumulated other comprehensive income for the years ended December 31, 2025 and 2024 are as follows:

	2025
	January 1, 2025		Increase (Decrease)	Tax Effect	December 31, 2025
Gains (losses) on securities measured at FVOCI	~~W~~	906,757	(138,576)	24,520	792,701
Exchange differences on translation of foreign operations		408,725	(62,973)	—	345,752
Valuation gains (losses) on cash flow hedge		769	(1,045)	276	—
Gains (losses) on hedges of net investments in foreign operations		(209,021)	32,404	(25,079)	(201,696)
Remeasurements of net defined benefit liabilities		71,636	(456)	(945)	70,235
Valuation gains (losses) on financial liabilities designated at fair value due to credit risk		57,859	1,270	(1,212)	57,917

	~~W~~	1,236,725	(169,376)	(2,440)	1,064,909

	2024
	January 1, 2024		Increase (Decrease)	Tax Effect	December 31, 2024
Gains (losses) on securities measured at FVOCI	~~W~~	1,927,765	(1,387,238)	366,230	906,757
Exchange differences on translation of foreign operations		152,225	256,500	—	408,725
Valuation gains (losses) on cash flow hedge		2,969	(2,989)	789	769
Gains (losses) on hedges of net investments in foreign operations		(86,315)	(166,721)	44,015	(209,021)
Remeasurements of net defined benefit liabilities		88,732	(23,228)	6,132	71,636
Valuation gains (losses) on financial liabilities designated at fair value due to credit risk		72,975	(20,538)	5,422	57,859

	~~W~~	2,158,351	(1,344,214)	422,588	1,236,725

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

23. Equity, Continued

(4) Retained earnings

In accordance with the Korea Development Bank Act, the Bank is required to appropriate at least 40% of net income as a legal reserve. This reserve can be transferred to paid-in capital or offset an accumulated deficit.

In accordance with the Korea Development Bank Act, the Bank offsets an accumulated deficit with reserves. If the reserve is insufficient to offset the accumulated deficit, the Government of the Republic of Korea is responsible for offsetting the deficit.

(i)	Retained earnings as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
Legal reserve	~~W~~	4,528,319	3,725,456
Voluntary reserve
Regulatory reserve for credit losses		72,552	77,581
Unappropriated retained earnings		10,079,351	9,111,569

	~~W~~	14,680,222	12,914,606

(ii)	Changes in legal reserve for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Beginning balance	~~W~~	3,725,456	2,721,885
Transfer from retained earnings		802,863	1,003,571

Ending balance	~~W~~	4,528,319	3,725,456

(iii)	Changes in unappropriated retained earnings for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Beginning balance	~~W~~	9,111,569	7,943,027
Contribution to legal reserve		(802,863)	(1,003,571)
Transfer from regulatory reserve for credit losses		5,029	134,415
Dividends		(758,706)	(878,125)
Reclassification of gains or losses on equity securities measured at FVOCI		809,111	908,665
Profit for the year		1,715,211	2,007,158

Ending balance	~~W~~	10,079,351	9,111,569

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

23. Equity, Continued

(iv)	Statements of appropriation of retained earnings for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024 (*)
I. Unappropriated retained earnings:
Unappropriated retained earning carried forward from the prior year	~~W~~	7,555,029	5,677,605
Effect of restatement due to reclassification of accounts		—	518,141
Gain on disposal of securities measured at FVOCI		809,111	908,665
Profit for the year		1,715,211	2,007,158

		10,079,351	9,111,569
II. Transfers such as discretionary reserves
Transfer from regulatory reserve for credit losses		—	5,029

		—	5,029
III. Appropriation of retained earnings:
Contribution to legal reserve		686,085	802,863
Contribution to regulatory reserve for credit losses		111,170	—
Dividends (~~W~~162 per share for 2025 and ~~W~~184 per share for 2024)		880,598	758,706

		1,677,853	1,561,569

IV. Unappropriated retained earnings to be carried over to subsequent year	~~W~~	8,401,498	7,555,029

(*)

The comparative statement of appropriation of retained earnings for the year ended December 31, 2024 is the amount approved by the shareholder’s meeting on March 28, 2025 and the amount of appropriation has been confirmed.

(5) Regulatory reserve for credit losses

The Bank is required to provide the regulatory reserve for credit losses in accordance with Regulations on Supervision of Banking Business 29(1) and (2). The details of regulatory reserve for credit losses are as follows:

(i)	Regulatory reserve for credit losses as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
Beginning balance	~~W~~	72,522	77,581
Planned provision for (reversal of) reserve for credit losses		111,170	(5,029)

Ending balance	~~W~~	183,722	72,552

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

23. Equity, Continued

(ii)	Required provision for (reversal of) regulatory reserve for credit losses and profit after adjusting regulatory reserve for credit losses for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Profit for the year	~~W~~	1,715,211	2,007,158
Required amount of reversal of (provision for) regulatory reserve for credit losses		(111,170)	5,029

Profit after adjusting regulatory reserve for credit losses	~~W~~	1,604,041	2,012,187

Earnings per share after adjusting regulatory reserve for credit losses (in won)	~~W~~	294	392

24. Net Interest Income

Net interest income for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Interest income:
Due from financial institutions	~~W~~	400,591	388,599
Securities measured at FVTPL		104,614	88,317
Securities measured at FVOCI		731,586	879,350
Securities measured at amortized cost		338,753	339,803
Loans measured at FVTPL		9,797	15,134
Loans measured at amortized cost		9,286,970	10,394,661

		10,872,311	12,105,864

Interest expense:
Financial liabilities measured at FVTPL		103,603	111,053
Deposits		1,999,082	2,407,111
Borrowings		1,284,718	1,650,814
Debentures		6,378,870	6,818,821

		9,766,273	10,987,799

	~~W~~	1,106,038	1,118,065

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

25. Net Fees and Commission Income

Net fees and commission income for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Fees and commission income:
Loans and deposits commissions	~~W~~	159,307	169,779
Underwriting and investment consulting commissions		146,634	136,894
Brokerage and agency commissions		9,596	7,959
Trust and retirement pension plan commissions		39,215	39,973
Fees on asset management		2,859	2,519
Other fees		214,793	179,233

		572,404	536,357

Fees and commission expenses:
Brokerage and agency fees		12,420	11,738
Other fees		33,773	36,903

		46,193	48,641

	~~W~~	526,211	487,716

26. Dividend Income

Dividend income for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Securities measured at FVTPL	~~W~~	232,432	347,637
Securities measured at FVOCI		149,841	124,583
Investments in subsidiaries and associates		508,460	565,262

	~~W~~	890,733	1,037,482

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

27. Gains (Losses) on Securities Measured at FVTPL

Gains (losses) related to securities measured at FVTPL for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Gains on securities measured at FVTPL:
Gains on sale	~~W~~	256,255	229,821
Gains on valuation		797,454	832,528

		1,053,709	1,062,349

Losses on securities measured at FVTPL:
Losses on sale		116,786	50,521
Losses on valuation		417,916	291,198
Purchase related expense		9	7

		534,711	341,726

	~~W~~	518,998	720,623

28. Gains (Losses) on Financial Liabilities Measured at FVTPL

Gains (losses) related to financial liabilities measured at fair value through profit or loss for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Gains on financial liabilities measured at FVTPL:
Gains on redemption	~~W~~	5,723	—
Gains on valuation		113,234	61,852

		118,957	61,852

Losses on financial liabilities measured at FVTPL:
Losses on redemption		1,692	704
Losses on valuation		5,573	112,195

		7,265	112,899

	~~W~~	111,692	(51,047)

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

29. Gains (Losses) on Securities Measured at FVOCI

Gains (losses) related to securities measured at FVOCI for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Gains on securities measured at FVOCI:
Gains on sale	~~W~~	57,203	33,968
Reversal of impairment losses		2,898	1,341

		60,101	35,309

Losses on securities measured at FVOCI:
Losses on sale		12,978	972
Impairment losses		1,911	3,978

		14,889	4,950

	~~W~~	45,212	30,359

30. Gains (Losses) on Derivatives

Gains (losses) on derivatives for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Gains (losses) on trading purpose derivatives:
Gains on trading purpose derivatives:
Interest	~~W~~	3,746,445	4,553,550
Currency		16,012,439	19,806,705
Stock		1,130	958
Commodities		1,701	—
Gains on adjustment of derivatives		12,310	4,517

		19,774,025	24,365,730

Losses on trading purpose derivatives:
Interest		3,591,471	4,535,164
Currency		16,564,491	19,264,769
Stock		3,869	814
Commodities		1,688	—
Losses on adjustment of derivatives		2,091	10,612

		20,163,610	23,811,359

		(389,585)	554,371

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

30. Gains (Losses) on Derivatives, Continued

	2025		2024
Gains (losses) on hedging purpose derivatives:
Gains on hedging purpose derivatives:
Interest		637,684	446,804
Currency		1,336,321	202,263
Gains on adjustment of derivatives		49	218

		1,974,054	649,285

Losses on hedging purpose derivatives:
Interest		248,628	129,563
Currency		279,243	1,091,968
Losses on adjustment of derivatives		689	422

		528,560	1,221,953

		1,445,494	(572,668)

Gains (losses) on fair value hedged items:
Gains on fair value hedged items:
Gains on valuation		311,570	567,529
Gains on redemption		334,050	227,081

		645,620	794,610

Losses on fair value hedged items:
Losses on valuation		1,468,248	1,229,042
Losses on redemption		441,603	377,022

		1,909,851	1,606,064

		(1,264,231)	(811,454)

	~~W~~	(208,322)	(829,751)

In relation to cash flow hedges, no gains or losses arising from hedge ineffectiveness were recognized in the statement of comprehensive income for the current year. During the prior year, gains of ~~W~~108 million were recognized.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

31. Foreign Currency Transaction Gains (Losses)

Foreign currency transaction gains (losses) for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Gains (losses) on foreign exchange transactions:
Gains on foreign exchange transactions	~~W~~	1,178,038	737,968
Losses on foreign exchange transactions		(1,203,117)	(743,065)

		(25,079)	(5,097)

Gains (losses) on foreign currency translations:
Gains on foreign currency translations		12,495,926	28,135,177
Losses on foreign currency translations		(11,859,992)	(27,265,210)

		635,934	869,967

	~~W~~	610,855	864,870

32. Other Operating Income (Expense)

Other operating income (expense) for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Other operating income:
Gains on sale of loans	~~W~~	19,078	38,680
Gains on disposal of loans measured at FVTPL		1,562	4,126
Gains on valuation of loans measured at FVTPL		4,800	2,534
Gains on disposal of investments in subsidiaries and associates		794,370	1,422
Reversal of provisions		1,253	246
Others		49,717	42,238

		870,780	89,246

Other operating expenses:
Losses on sale of loans		22,875	64,937
Losses on disposal of loans measured at FVTPL		20,131	6,796
Losses on valuation of loans measured at FVTPL		10,194	26,639
Losses on disposal of investments in subsidiaries and associates		4,505	8,191
Increase in provisions		125	21,543
Insurance expenses		99,425	98,346
Credit guarantee fund salary		237,220	229,909
Educational taxes		58,841	58,426
Foreign security contributions		15,585	11,547
Contributions on High Tech Strategic Industry Fund		339,446	—
Others		37,872	34,156

		846,219	560,490

	~~W~~	24,561	(471,244)

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

33. Provision for (Reversal of) Credit Losses

Provision for (reversal of) credit losses for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Provision for loan loss allowance	~~W~~	810,762	90,837
Provision for (reversal of) other assets		2,257	(3,683)
Reversal of payment guarantees		(174,632)	(210,329)
Reversal of unused commitments		(34,341)	(77,748)
Provision for (reversal of) financial guarantee provision		4,355	(43,203)

	~~W~~	608,401	(244,126)

34. General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Payroll costs:
Short-term employee benefits	~~W~~	419,249	406,425
Defined benefit costs		31,466	24,880
Defined contribution costs		4,482	7,425

		455,197	438,730

Depreciation and amortization:
Depreciation of property and equipment		83,817	73,856
Amortization of intangible assets		21,155	42,721

		104,972	116,577

Other:
Employee welfare benefits		40,488	38,677
Rent expenses		6,142	5,479
Taxes and dues		43,104	40,630
Advertising expenses		19,293	19,977
Electronic data processing expenses		89,380	89,489
Fees and charges		47,758	42,521
Others		50,389	65,003

		296,554	301,776

	~~W~~	856,723	857,083

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

35. Other Non-Operating Income and Expense

Other non-operating income and expense for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Other non-operating income:
Gain on disposal of property and equipment	~~W~~	1,470	634
Gain on disposal of intangible assets		—	29
Rental income on investment property		3,473	3,105
Others		18,253	7,819

		23,196	11,587

Other non-operating expense:
Losses on disposal of property and equipment		2,095	1,426
Depreciation of investment property		1,787	2,293
Donations		11,788	19,531
Others		24,064	2,530

		39,734	25,780

	~~W~~	(16,538)	(14,193)

36. Income Tax Expense

(1)	Income tax expense for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Current income tax (*)	~~W~~	117,476	492,373
Changes in income tax before the prior years		(19,491)	(209,932)
Changes in deferred income taxes on temporary differences		1,021,616	54,557
Deferred income tax recognized directly to equity
Other comprehensive income		(2,440)	422,588
Retained earnings		(273,701)	(325,934)

Income tax expense	~~W~~	843,460	433,652

(*)	Includes changes arising from final tax returns and others.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

36. Income Tax Expense, Continued

(2)	Analysis of relationship between profit before income taxes and income tax expense for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Profit before income taxes	~~W~~	2,558,671	2,440,810
Income taxes calculated using enacted tax rates		675,490	644,374
Adjustments:
Non-deductible losses and tax-free gains		(213,617)	(23,000)
Non-recognition effect of deferred income taxes and others		142,077	(191,773)
Net adjustments for prior years		(50,043)	(64,048)
Tax rate change effect		189,267	—
Global minimum tax		4,707	—
Others		95,579	68,099

		167,970	(210,722)

Income tax expense	~~W~~	843,460	433,652

Effective tax rate (%)		32.96	17.77

(3)	Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2025 and 2024 are as follows:

	2025
	January 1, 2025 (*)		Decrease	Increase	December 31, 2025	Deferred tax assets (liabilities)
Derivatives	~~W~~	72,011	72,011	(1,676,959)	(1,676,959)	(461,164)
Investments in subsidiaries and associates		(10,412,881)	(547,333)	(1,104,843)	(10,970,391)	(3,570,088)
Losses (gains) on fair value hedged items valuation		(834,323)	(834,323)	419,295	419,295	115,306
Gains on foreign exchange translation for hedged liabilities		(54,511)	(54,511)	(850,268)	(850,268)	(233,824)
Impairment losses on debt securities		65,933	2,165	—	63,768	17,536
Impairment losses on equity securities		14,867	4,210	72	10,729	2,950
Defined benefit obligation		410,262	26,107	47,312	431,467	118,653
Plan assets		(426,858)	(47,186)	(70,549)	(450,221)	(123,811)
Financial assets held for trading		(294,495)	(243,453)	61,050	10,008	2,752
Available-for-sale financial assets		(146,935)	102	—	(147,037)	—
Write-off		1,423,770	499,709	25,477	949,538	261,123
Other provisions		297,339	804,040	909,750	403,049	110,838
Property impairment losses		5,766	173	—	5,593	1,538
Dividends Receivable		17,397	—	—	17,397	4,784

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

36. Income Tax Expense, Continued

	2025
	January 1, 2025 (*)		Decrease	Increase	December 31, 2025	Deferred tax assets (liabilities)
Loan origination fees		(40,376)	(40,376)	(44,419)	(44,419)	(12,215)
Gains on sales of loans		(2,527,985)	—	(498)	(2,528,483)	(695,333)
Others		(1,420,820)	(924,339)	(1,625,968)	(2,122,449)	(593,421)

		(13,851,839)	(1,283,004)	(3,910,548)	(16,479,383)	(5,054,376)

Temporary differences from unrecognized deferred tax assets and liabilities:
Investments in subsidiaries and associates, etc.		1,269,667	630,356		1,900,023	—

	~~W~~	(15,121,506)			(18,379,406)	(5,054,376)

(*)	Beginning balances include the effects of additional tax adjustments made after the previous year’s financial statements were issued.

	2024
	January 1, 2024 (*)		Decrease	Increase	December 31, 2024	Deferred tax assets (liabilities)
Derivatives	~~W~~	(293,338)	(293,338)	(578,805)	(578,805)	(152,805)
Investments in subsidiaries and associates		(8,303,869)	732,702	(1,377,387)	(10,413,958)	(3,138,284)
Gains on fair value hedged items valuation		(721,347)	(721,347)	(834,323)	(834,323)	(220,261)
Gains on foreign exchange translation for hedged liabilities		(365,725)	(365,725)	(54,511)	(54,511)	(14,391)
Impairment losses on debt securities		65,933	—	—	65,933	17,406
Impairment losses on equity securities		11,965	(2,814)	88	14,867	3,925
Defined benefit obligation		369,485	26,479	67,256	410,262	108,309
Plan assets		(411,139)	(26,479)	(25,602)	(410,262)	(108,309)
Financial assets held for trading		(202,890)	(151,849)	(243,453)	(294,494)	(77,746)
Available-for-sale financial assets		(146,414)	521	—	(146,935)	27
Write-off		1,665,174	41,184	40,021	1,664,011	439,299
Other provisions		498,485	1,005,186	804,040	297,339	78,497
Property impairment losses		5,939	173	—	5,766	1,522
Dividends Receivable		17,397	—	—	17,397	4,593
Loan origination fees		(32,138)	(32,138)	(40,376)	(40,376)	(10,659)
Gains on sales of loans		(2,527,985)	—	—	(2,527,985)	(667,388)
Others		(2,282,634)	(1,410,877)	(307,961)	(1,179,718)	(296,456)

		(12,653,101)	(1,198,322)	(2,551,013)	(14,005,792)	(4,032,721)

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

36. Income Tax Expense, Continued

	2024
	January 1, 2024 (*)		Decrease	Increase	December 31, 2024	Deferred tax assets (liabilities)
Temporary differences from unrecognized deferred tax assets and liabilities:
Investments in subsidiaries and associates, etc.		2,253,148	(983,481)		1,269,667	—

	~~W~~	(14,906,249)			(15,275,459)	(4,032,721)

(*)	Beginning balances include the effects of additional tax adjustments made after the previous year’s financial statements were issued.

(4)	Changes in income tax expense recognized directly to equity for the years ended December 31, 2025 and 2024 are as follows:

	2025
	December 31, 2025			January 1, 2025		Changes in tax effect
	Amounts before tax		Tax effect	Amounts before tax	Tax effect
Net gain on securities measured at FVOCI	~~W~~	1,093,431	(300,730)	1,232,007	(325,250)	24,520
Exchange differences on translation of foreign operations		345,752	—	408,725	—	—
Net gain on valuation of cash flow hedge		—	—	1,045	(276)	276
Net loss on hedges of net investments in foreign operations		(251,594)	49,897	(283,997)	74,976	(25,079)
Remeasurements of defined benefit liabilities		96,875	(26,639)	97,330	(25,694)	(945)
Fair value changes on financial liabilities designated at fair value due to credit risk		79,885	(21,968)	78,615	(20,756)	(1,212)

	~~W~~	1,364,349	(299,440)	1,533,725	(297,000)	(2,440)

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

36. Income Tax Expense, Continued

Income tax benefit recognized directly to retained earnings amounting to W273,701 million is the tax effect of realized income amounting to W1,099,335 million from disposal of equity securities measured at FVOCI.

	2024
	December 31, 2024			January 1, 2024		Changes in tax effect
	Amounts before tax		Tax effect	Amounts before tax	Tax effect
Net gain on securities measured at FVOCI	~~W~~	1,232,007	(325,250)	2,619,245	(691,480)	366,230
Exchange differences on translation of foreign operations		408,725	—	152,225	—	—
Net gain on valuation of cash flow hedge		1,045	(276)	4,034	(1,065)	789
Net gain on hedges of net investments in foreign operations		(283,997)	74,976	(117,276)	30,961	44,015
Remeasurements of defined benefit liabilities		97,330	(25,694)	120,558	(31,826)	6,132
Fair value changes on financial liabilities designated at fair value due to credit risk		78,615	(20,756)	99,153	(26,178)	5,422

	~~W~~	1,533,725	(297,000)	2,877,939	(719,588)	422,588

Income tax benefit recognized direct to retained earnings amounting to ~~W~~325,934 million is the tax effect of realized income amounting to ~~W~~1,234,598 million from disposal of equity securities measured at FVOCI.

(5)	Global Minimum Corporate Tax Act

The Bank applies the temporary exception under Korean IFRS No. 1012 “Income Taxes,” and does not recognize deferred tax assets or liabilities related to the Pillar Two legislation, nor does it disclose information related to deferred taxes.

Under the legislation related to the Global Minimum Tax, the parent company is required to pay top-up tax, in the Republic of Korea or the jurisdictions in which its subsidiaries operate, on the profits of subsidiaries that are taxed at an effective tax rate of less than 15 percent. Based on an assessment of the impact of the relevant legislation, the Bank has included current income tax expense related to Pillar Two amounting to ~~W~~4,706 million in its income tax expense for the current year. The estimated annual effective tax rate may change due to various factors, including tax incentives received by subsidiaries and adjustments to accounting profit or loss for the calculation of GloBE income as required under applicable laws in subsequent periods. Accordingly, the current income tax expense elated to Pillar Two is subject to estimation uncertainty.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

37. Earnings per Share

(1) Basic earnings per share

The Bank’s basic earnings per share for the years ended December 31, 2025 and 2024 are computed as follows:

(i) Basic earnings per share

	2025		2024
Profit attributable to ordinary shareholders of the Bank (A) (in won)	~~W~~	1,715,211,442,555	2,007,158,097,051
Weighted-average ordinary shares outstanding (B)		5,369,755,198	5,129,882,260

Basic earnings per share (A/B) (in won)	~~W~~	319	391

(ii) Weighted-average number of ordinary shares outstanding

	2025
	Number of ordinary shares	Days	Accumulated shares
Number of ordinary shares outstanding at the beginning of the year (A)	5,263,311,768	365	1,921,108,795,320
Increased paid-in capital (B)	13,000,000	302	3,926,000,000
Increased paid-in capital (C)	31,100,000	275	8,552,500,000
Increased paid-in capital (D)	77,640,000	213	16,537,320,000
Increased paid-in capital (E)	22,200,000	184	4,084,800,000
Increased paid-in capital (F)	18,900,000	154	2,910,600,000
Increased paid-in capital (G)	17,994,000	120	2,159,280,000
Increased paid-in capital (H)	7,406,000	92	681,352,000

Cumulative shares (I = A+B+C+D+E+F+G+H)			1,959,960,647,320

Weighted-average number of ordinary shares outstanding (I/365)			5,369,755,198

	2024
	Number of ordinary shares	Days	Accumulated shares
Number of ordinary shares outstanding at the beginning of the year (A)	4,785,311,768	366	1,751,424,107,088
Increased paid-in capital (B)	400,000,000	278	111,200,000,000
Increased paid-in capital (C)	16,800,000	246	4,132,800,000
Increased paid-in capital (D)	24,200,000	210	5,082,000,000
Increased paid-in capital (E)	37,000,000	154	5,698,000,000

Cumulative shares (F = A+B+C+D+E)			1,877,536,907,088

Weighted-average number of ordinary shares outstanding (F/366)			5,129,882,260

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

37. Earnings per Share, Continued

(2) Diluted earnings per share

Diluted and basic earnings per share for the years ended December 31, 2025 and 2024 are equal because there is no potential dilutive instrument.

38. Pledged Assets

(1)	Assets pledged by the Bank as collateral as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
Securities measured at FVTPL (*)	~~W~~	1,077,527	1,522,739
Securities measured at FVOCI (*)		1,202,002	1,831,157
Securities measured at amortized cost (*)		4,513,872	3,382,755

	~~W~~	6,793,401	6,736,651

(*)	Pledged as collateral related to bonds sold under repurchase agreements and borrowings.

(2)	Fair value of collateral available to sell or repledge, regardless of debtor’s default as of December 31, 2025 and 2024 are as follows:

	December 31, 2025			December 31, 2024
	Fair value of collateral		Fair value of collateral sold or repledged	Fair value of collateral	Fair value of collateral sold or repledged
Securities	~~W~~	11,499,750	—	7,303,830	—

39. Guarantees and Commitments

Guarantees and commitments as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
Confirmed acceptances and guarantees:
Acceptances in foreign currency	~~W~~	187,187	208,758
Guarantees for bond issuance		3,184,625	2,751,485
Guarantees for loans		408,867	468,067
Letter of guarantee		52,303	42,741
Guarantees for on-lending debt		1,353	1,440
Others		8,354,430	8,882,851

		12,188,765	12,355,342

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

39. Guarantees and Commitments, Continued

	December 31, 2025		December 31, 2024
Unconfirmed acceptances and guarantees:
Letter of credit		2,152,959	2,010,549
Others		3,866,810	4,976,884

		6,019,769	6,987,433
Commitments:
Commitments on loans		60,312,633	56,312,320
Others		10,386,121	11,377,587

		70,698,754	67,689,907

	~~W~~	88,907,288	87,032,682

40. Trust Accounts

(1)	Details of significant assets and liabilities arising from transactions with trust accounts as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
Accrued trust fee	~~W~~	9,077	10,540
Borrowings from trust accounts		1,430,439	913,507
Accrued interest on deposits		2,305	3,269

(2)	Transactions with trust accounts for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Fees on trust accounts	~~W~~	35,823	36,655
Interest expenses of borrowings from trust accounts		33,022	54,845

(3)	The carrying amounts of trusts with principal guarantee and principals and interest guarantee as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
Principals guarantee	~~W~~	194,903	209,962
Principals and interest guarantee		192,851	208,636

	~~W~~	387,754	418,598

Money trust	~~W~~	346,417	377,327
Accrued trust profit		41,337	41,271

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

41. Related Party Transactions

(1)	The Bank’s related parties as of December 31, 2025 are as follows:

Classification	Corporate name
Parent Company	Government of the Republic of Korea (*)
Subsidiaries	KDB Capital Corporation, KDB Life Insurance Co., Ltd., KDB Infrastructure Investment Asset Management Co., Ltd., KDB Asia Ltd., KDB Ireland Ltd., KDB Bank Europe Ltd., Banco KDB Do Brazil S.A., KDB Bank Uzbekistan, PT KDB Tifa Finance Tbk and 6 others, Green Initiative No.2 Private Equity Limited Partnership, KDB Small Medium Mezzanine PEF and 6 others, Principals guaranteed trust accounts of KDB, Principals and interests guaranteed interest trust accounts of KDB, KDB ESG 7th INC. and 18 others, KIAMCO Road Investment Private Fund Special Asset Trust 2 and 21 others
Associates	Korea Electric Power Co., Ltd., Korea Tourism Organization, Korea Real Estate Board, GM Korea Company, HMM Co., Ltd., HANJIN KAL, Korean Air Lines Co., Ltd., Hanwha Ocean Co., Ltd., Korea Ocean Business Corporation, TAEYOUNG ENGINEERING & CONSTRUCTION and 13 others, Keistone Value Investment 2nd Private Equity Fund and 107 others, Hana K-New Deal Unicorn Fund and 136 others
Others	Key management personnel

(*)

In accordance with the exemption provisions for disclosures relating to the government and government-related entities under Korean IFRS No. 1024, “Related Party Disclosures,” not all transactions, commitments, receivables, and payables with the government and government-related entities are included in the Bank’s disclosures.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

41. Related Party Transactions, Continued

(2)	Significant balances with related parties as of December 31, 2025 and 2024 are as follows:

	Account	December 31, 2025		December 31, 2024
Subsidiaries:
KDB Capital Corporation	Loans	~~W~~	90,000	188
	Allowance for loan losses		(79)	—
	Derivative financial assets		—	1,904
	Deposits		19	28
	Other liabilities		48,709	37,040
	Other provisions		262	—
KDB Infrastructure Investment Asset Management Co., Ltd.	Deposits		6,548	45,749
	Other liabilities		21	329
KDB Ireland Ltd.	Loans		1,024,448	1,052,396
	Allowance for loan losses		(563)	(548)
	Derivative financial assets		3,135	858
	Other assets		5,502	7,881
	Derivative financial liabilities		3,010	14,535
	Other liabilities		167	—
	Other provisions		44	—
KDB Bank Europe Ltd.	Cash and due from financial institutions		784,161	715,339
	Loans		120,159	76,437
	Allowance for loan losses		(66)	(40)
	Other assets		4,515	5,313
	Derivative financial liabilities		74	174
Banco KDB Do Brazil S.A.	Cash and due from financial institutions		205,598	191,100
	Loans		332,897	374,850
	Allowance for loan losses		(183)	(227)
	Other assets		6,123	10,260
	Allowance for other assets		(2)	(4)
	Borrowings		3,134	—
	Other liabilities		7	—
PT KDB Tifa Finance Tbk	Loans		14,349	29,400
	Allowance for loan losses		(8)	(15)
	Other assets		51	122
KDB Silicon Valley LLC	Deposits		185,102	85,260
	Other liabilities		856	668
KDB Asia Ltd.	Cash and due from financial institutions		1,377,688	1,279,558
	Loans		—	73,500
	Allowance for loan losses		—	(39)

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

41. Related Party Transactions, Continued

	Account	December 31, 2025		December 31, 2024
	Other assets	~~W~~	42,610	9,055
	Allowance for other assets		—	(1)
	Deposits		2	2
	Borrowings		36,590	—
	Derivative financial liabilities		1,855	4,089
	Other liabilities		36,904	—
KDB Bank Uzbekistan	Cash and due from financial institutions		319,468	176,400
	Loans		—	147,000
	Allowance for loan losses		—	(77)
	Other assets		1,331	2,690
	Allowance for other assets		—	(1)
KDB Consus Value PEF	Securities		—	265,501
	Allowance for securities		—	(25)
	Derivative financial assets		—	95,933
	Other assets		—	22,728
	Deposits		—	26
	Other liabilities		—	42,303
KDB Life Insurance Co., Ltd.	Securities		253,359	—
	Allowance for securities		(30)	—
	Derivative financial assets		16,645	—
	Other assets		20,775	—
	Deposits		13	—
	Derivative financial liabilities		2,025	—
	Other liabilities		37,911	—
Corporate Liquidity Assistance Agency Co., Ltd.	Deposits		1,090,334	1,077,427
	Other liabilities		403	359
	Other provisions		—	242
Others	Loans		650,645	428,846
	Allowance for loan losses		(68,358)	(69,899)
	Derivative financial assets		1,128	2,257
	Other assets		1,208	2,396
	Allowance for other assets		(4)	(4)
	Deposits		37,650	105,742
	Borrowings		42,363	59,997
	Derivative financial liabilities		1,876	—
	Other liabilities		1,999	1,349
	Other provisions		9,075	4,467

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

41. Related Party Transactions, Continued

	Account	December 31, 2025		December 31, 2024
Associates:
Korea Electric Power Co., Ltd.	Securities	~~W~~	174,870	192,138
	Loans		308,582	335,939
	Allowance for loan losses		(643)	(903)
	Derivative financial assets		1,006	2,350
	Other assets		7,260	5,152
	Deposits		87,076	116,622
	Borrowings		—	1,454
	Derivative financial liabilities		519,179	650,949
	Other liabilities		52,560	51,157
	Other provisions		86	157
HMM Co., Ltd.	Securities		—	1,269,495
	Loans		42,244	84,977
	Allowance for loan losses		(140)	(572)
	Other assets		123	2,272
	Deposits		536,470	883,000
	Other liabilities		34,328	30,038
HANJIN KAL	Loans		—	428,891
	Allowance for loan losses		—	(2,636)
	Other assets		—	529
	Deposits		—	2,000
	Other liabilities		337	344
Korean Air Lines Co., Ltd.	Loans		1,319,696	2,425,714
	Allowance for loan losses		(3,640)	(27,726)
	Derivative financial assets		2,673	10,235
	Other assets		42,864	8,880
	Deposits		1,157,341	2,106,944
	Derivative financial liabilities		73,087	154,167
	Other liabilities		102,393	67,252
	Other provisions		192	5,493
Korea Ocean Business Corporation	Securities		82,905	62,304
	Other assets		612	481
	Other liabilities		175	203
Hanwha Ocean Co., Ltd.	Securities		64	64
	Loans		2,610,851	2,838,142
	Allowance for loan losses		(35,854)	(90,160)
	Derivative financial assets		48,650	339,872
	Other assets		8,082	9,141
	Deposits		29,508	9,807
	Borrowings		74,972	5,136
	Derivative financial liabilities		5,782	—

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

41. Related Party Transactions, Continued

	Account	December 31, 2025		December 31, 2024
	Other liabilities	~~W~~	14,318	13,865
	Other provisions		77,668	138,484
TAEYOUNG ENGINEERING & CONSTRUCTION	Loans		168,216	179,000
	Allowance for loan losses		(12,983)	(17,856)
	Other assets		836	—
	Deposits		77,776	57,505
	Other liabilities		1,301	728
	Other provisions		9,429	40,336
Associates:
Others	Securities		19,954	17,353
	Loans		101,997	418,933
	Allowance for loan losses		(1,417)	(18,853)
	Derivative financial assets		—	8,677
	Other assets		6,135	8,138
	Deposits		494,299	478,254
	Other liabilities		2,190	3,196
	Other provisions		128	40,441

(3)	Significant profit or loss arising from transactions with related parties for the years ended December 31, 2025 and 2024 are as follows:

	Account	2025		2024
Subsidiaries:
KDB Capital Corporation	Interest income	~~W~~	12	49
	Dividend income		40,070	31,435
	Reversal of allowance for loan losses		—	1
	Fees and commission income, other income		2,488	10,829
	Interest expenses		(1,114)	(2,511)
	Provision for loan losses		(78)	—
	Other operating expenses		(1,904)	(1,358)
KDB Infrastructure Investments Asset Management Co., Ltd.	Dividend income		14,518	13,886
	Interest expenses		(770)	(1,044)
KDB Ireland Ltd.	Interest income		47,275	50,169
	Fees and commission income, other income		18,784	9,801
	Interest expense		(76)	(14)
	Provision for loan losses		(25)	(78)
	Other operating expenses		(13,874)	(21,716)

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

41. Related Party Transactions, Continued

	Account	2025		2024
KDB Bank Europe Ltd.	Interest income	~~W~~	30,865	35,959
	Reversal of allowance for loan losses		—	4
	Fees and commission income, other income		119	164
	Provision for loan losses		(22)	—
	Other operating expenses		(115)	(203)
Banco KDB Do Brazil S.A.	Interest income		25,225	25,057
	Reversal of allowance for loan losses		42	—
	Interest expense		(7)	—
	Provision for loan losses		—	(44)
	Other operating expenses		(2)	(4)
PT KDB Tifa Finance Tbk	Interest income		1,360	1,621
	Reversal of allowance for loan losses		7	—
	Provision for loan losses		—	(1)
KDB Silicon Valley LLC	Interest expenses		(4,415)	(4,411)
KDB Asia Ltd.	Interest income		58,144	83,117
	Dividend income		6,815	—
	Reversal of allowance for loan losses		39	33
	Fees and commission income, other income		2,290	1,941
	Interest expense		(12)	(196)
	Other operating expenses		(2,139)	(3,374)
KDB Bank Uzbekistan	Interest income		14,759	11,140
	Reversal of allowance for loan losses		76	—
	Provision for loan losses		—	(77)
	Other operating expenses		—	(1)
KDB Consus Value PEF	Interest income		—	20,054
	Fees and commission income, other income		483	126,080
	Interest expenses		—	(25)
	Other operating expenses		—	(837)
KDB Life Insurance Co., Ltd.	Interest income		19,321	—
	Fees and commission income, other income		13,061	—
	Interest expenses		(20)	—
	Other operating expenses		(26,481)	—
Corporate Liquidity Assistance Agency Co., Ltd.	Interest income		—	11,420
	Reversal of allowance for loan losses		—	273
	Fees and commission income, other income		242	—

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

41. Related Party Transactions, Continued

	Account	2025		2024
	Interest expenses	~~W~~	(14,617)	(15,373)
	Provision for loan losses		—	—
	Other operating expenses		—	(18)
Others	Interest income		20,531	19,626
	Dividend income		62,753	122,373
	Reversal of allowance for loan losses		760	834
	Fees and commission income, other income		29,092	40,590
	Interest expenses		(2,248)	(3,720)
	Provision for loan losses		(1,094)	(22)
	Other operating expenses		(7,688)	(7,444)
Associates:
Korea Electric Power Co., Ltd.	Interest income		23,332	25,125
	Dividend income		44,993	—
	Reversal of allowance for loan losses		260	179
	Fees and commission income, other income		201,213	77,973
	Interest expense		(4,513)	(9,786)
	Other operating expenses		(254,433)	(682,464)
HMM Co., Ltd.	Interest income		3,965	22,084
	Dividend income		178,320	140,840
	Reversal of allowance for loan losses		432	203
	Fees and commission income, other income		49,918	3,274
	Interest expense		(45,722)	(16,846)
	Other operating expenses		(24,188)	(89,348)
HANJIN KAL	Interest income		6,601	11,626
	Dividend income		2,542	2,119
	Reversal of allowance for loan losses		2,636	507
	Fees and commission income, other income		15	30
	Interest expense		(55)	(109)
	Other operating expenses		(18,773)	(18,883)
Korean Air Lines Co., Ltd.	Interest income		59,040	198,210
	Dividend income		9,180	9,180
	Reversal of allowance for loan losses		24,086	6,508
	Fees and commission income, other income		182,674	104,844
	Interest expense		(45,921)	(105,080)
	Provision for loan losses		—	—
	Other operating expenses		(149,318)	(308,689)

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

41. Related Party Transactions, Continued

	Account	2025		2024
Korea Ocean Business Corporation	Interest income	~~W~~	3,422	3,166
	Fees and commission income, other income		917	464
	Interest expense		—	(222)
	Other operating expenses		(65)	(1,016)
Hanwha Ocean Co., Ltd.	Interest income		99,595	100,644
	Reversal of allowance for loan losses		54,306	56,410
	Fees and commission income, other income		112,614	868,116
	Interest expense		(1,301)	(9,322)
	Other operating expenses		(96,688)	(77,827)
TAEYOUNG ENGINEERING & CONSTRUCTION	Interest income		5,902	10,320
	Reversal of allowance for loan losses		4,872	98,818
	Fees and commission income, other income		30,908	—
	Interest expense		(252)	(374)
	Other operating expenses		—	(40,337)
Others	Interest income		8,906	18,285
	Dividend income		189,276	290,838
	Reversal of allowance for loan losses		74	116,677
	Fees and commission income, other income		9,766	21,422
	Interest expense		(5,765)	(8,787)
	Provision for loan losses		(494)	(18,351)
	Other operating expenses		(5,798)	(48,701)

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

41. Related Party Transactions, Continued

(4)	Details of guarantees and commitments provided to the related parties as of December 31, 2025 and 2024 are as follows:

	Account	December 31, 2025		December 31, 2024
Subsidiaries:
KDB Capital Corporation	Commitments	~~W~~	410,000	500,000
KDB Ireland Ltd.	Unconfirmed acceptances and guarantees		100,443	—
KDB Consus Value PEF	Confirmed acceptances and guarantees		—	132,840
	Commitments		—	11,519
KDB Life Insurance Co., Ltd.	Confirmed acceptances and guarantees		132,840	—
Corporate Liquidity Assistance Agency Co., Ltd.	Commitments		—	560,000
Others	Unconfirmed acceptances and guarantees		6,118	—
	Commitments		3,031,989	1,054,869
Associates:
Korean Air Lines Co., Ltd.	Confirmed acceptances and guarantees		258,282	227,666
	Commitments		153,000	454,224
Hanwha Ocean Co., Ltd.	Confirmed acceptances and guarantees		4,267,333	3,729,088
	Unconfirmed acceptances and guarantees		1,710,321	2,583,277
	Commitments		3,985,215	1,779,609
Others	Commitments		1,797,328	403,113

		~~W~~	15,852,869	11,436,205

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

41. Related Party Transactions, Continued

(5)	Significant lending transactions with related parties for the years ended December 31, 2025 and 2024 are as follows:

	2025
	Beginning		Loan	Collection	Ending
Subsidiaries:
KDB Captical Corporation	~~W~~	188	90,000	(188)	90,000
KDB Ireland Ltd.		1,052,396	1,845,285	(1,873,233)	1,024,448
KDB Bank Europe		76,437	43,722	—	120,159
Banco KDB Do Brasil S.A.		374,850	790,990	(832,943)	332,897
PT KDB Tifa Finance Tbk		29,400	15,265	(30,316)	14,349
KDB Asia Ltd.		73,500	—	(73,500)	—
KDB Bank Uzbekistan		147,000	67,872	(214,872)	—
Others		428,846	432,517	(210,718)	650,645
Associates:
Korea Electric Power Co., Ltd.		335,939	377,244	(404,601)	308,582
HMM Co., Ltd.		84,977	548	(43,281)	42,244
HANJIN KAL		428,891	9,545	(438,436)	—
Korean Air Lines Co., Ltd.		2,425,714	985,928	(2,091,946)	1,319,696
Hanwha Ocean Co., Ltd.		2,838,142	169,825	(397,116)	2,610,851
TAEYOUNG ENGINEERING & CONSTRUCTION		179,000	—	(10,784)	168,216
Others		239,933	88,521	(226,457)	101,997

	~~W~~	8,715,213	4,917,262	(6,848,391)	6,784,084

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

41. Related Party Transactions, Continued

	2024
	Beginning		Loan	Collection	Ending
Subsidiaries:
KDB Captical Corporation	~~W~~	876	—	(688)	188
KDB Ireland Ltd.		853,433	1,734,577	(1,535,614)	1,052,396
KDB Bank Europe		84,224	5,758	(13,545)	76,437
Banco KDB Do Brasil S.A.		321,061	619,664	(565,875)	374,850
PT KDB Tifa Finance Tbk		25,788	5,004	(1,392)	29,400
KDB Asia Ltd.		128,940	413,840	(469,280)	73,500
KDB Bank Uzbekistan		—	147,000	—	147,000
Corporate Liquidity Assistance Agency Co., Ltd.		440,000	—	(440,000)	—
Others		431,960	75,672	(78,786)	428,846
Associates:
Korea Electric Power Co., Ltd.		328,097	210,478	(202,636)	335,939
HMM Co., Ltd.		123,682	4,191	(42,896)	84,977
HANJIN KAL		447,774	7,784	(26,667)	428,891
Korean Air Lines Co., Ltd.		1,482,916	1,974,550	(1,031,752)	2,425,714
Hanwha Ocean Co., Ltd.		1,468,780	1,437,779	(68,417)	2,838,142
TAEYOUNG ENGINEERING & CONSTRUCTION		—	209,000	(30,000)	179,000
Others		183,912	239,626	(183,605)	239,933

	~~W~~	6,321,443	7,084,923	(4,691,153)	8,715,213

(6)	Significant borrowing transactions with related parties for the years ended December 31, 2025 and 2024 are as follows:

	2025
	Beginning		Borrowing	Repayment	Ending
Subsidiaries:
Banco KDB Do Brasil S.A.	~~W~~	—	3,134	—	3,134
KDB Asia Ltd.		—	36,590	—	36,590
Others		59,997	3,808	(21,442)	42,362
Associates:
Korea Electric Power Co., Ltd.		1,454	—	(1,454)	—
Hanwha Ocean Co., Ltd.		5,136	75,196	(5,360)	74,972

	~~W~~	66,587	118,728	(28,256)	157,059

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

41. Related Party Transactions, Continued

	2024
	Beginning		Borrowing	Repayment	Ending
Subsidiaries:
Others	~~W~~	80,076	64,133	(84,212)	59,997
Associates:
Korea Electric Power Co., Ltd.		1,801	—	(347)	1,454
Hanwha Ocean Co., Ltd.		—	6,296	(1,160)	5,136

	~~W~~	81,877	70,429	(85,719)	66,587

(7)	Equity-related transactions with related parties for the years ended December 31, 2025 and 2024 are as follows:

	2025
	Investment		Withdrawal and others
Subsidiaries:
PT KDB Tifa Finance Tbk	~~W~~	—	7,521
KDB Silicon Valley LLC		139,000	—
KDB Consus Value PEF		3,574	309,242
KDB Life Insurance Co., Ltd.		500,000	—
KDBC Co-investment Private Equity Fund		17,588	484
KDB OCCASIO II, L.P.		50,268	—
KDB Synergy, L.P.		69,900	—
Others		1,297,692	40,583
Associates:
HMM Co., Ltd.		1,399,680	696,198
Hanwha Ocean Co., Ltd.		—	488,475
Others		560,718	328,939

	~~W~~	4,038,420	1,871,442

	2024
	Investment		Withdrawal and others
Subsidiaries:
KDB Consus Value PEF		301,238	—
KDBC Co-investment Private Equity Fund		21,308	14,145
KDB Synergy, L.P.		106,720	—
Others		81,890	25,331
Associates:
HMM Co., Ltd.		1,696,500	—
TAEYOUNG ENGINEERING & CONSTRUCTION		54,719	—
Others		425,769	357,937

	~~W~~	2,688,144	397,413

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

41. Related Party Transactions, Continued

(8)	Details of compensation to key management personnel for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Short-term employee benefits	~~W~~	1,050	1,084
Post-employment benefits		42	52

	~~W~~	1,092	1,136

(9)	As of December 31 2025 and 2024, the Bank has neither pledged any collateral to, nor received any collateral from, related parties.

42. Statements of Cash Flows

(1)	Cash and cash equivalents in the statements of cash flows as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
Cash and due from financial institutions:
Cash and foreign currencies	~~W~~	67,140	67,357
Due from financial institutions in Korean won		1,338,885	1,553,014
Due from financial institutions in foreign currencies / off-shores		10,280,976	11,375,150

		11,687,001	12,995,521
Less: Restricted due from financial institutions and others		(3,404,728)	(3,361,559)
Add: Financial instruments reaching maturity within three months from date of acquisition
Securities measured at FVTPL
Government and public bonds		6,887	—
Loans measured at amortized cost:
Call-loans		4,300,039	2,802,236
Inter-bank loans		1,700,366	1,438,815

		6,000,405	4,241,051

		6,007,292	4,241,051

	~~W~~	14,289,565	13,875,013

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

42. Statements of Cash Flows, Continued

(2)	Changes in liabilities arising from financing activities for the years ended December 31, 2025 and 2024 are as follows:

	2025
	Beginning		Cash flows from financing activities	Foreign exchange differences	Changes in fair value	Others	Ending
Financial liabilities designated at FVTPL	~~W~~	2,389,246	(346,337)	—	(77,729)	(72,781)	1,892,399
Borrowings		32,730,518	(991,678)	(135,394)	—	1,333	31,604,779
Debentures		165,102,269	6,925,303	(281,015)	1,282,523	340,943	173,370,023
Lease liabilities		68,857	(36,155)	—	—	53,105	85,807

	~~W~~	200,290,890	5,551,133	(416,409)	1,204,794	322,600	206,953,008

	2024
	Beginning		Cash flows from financing activities	Foreign exchange differences	Changes in fair value	Others	Ending
Financial liabilities designated at FVTPL	~~W~~	1,920,061	256,648	—	12,533	200,004	2,389,246
Borrowings		27,745,629	4,820,304	163,645	—	940	32,730,518
Debentures		156,933,867	6,892,348	297,087	657,941	321,026	165,102,269
Lease liabilities		74,708	(33,273)	—	—	27,422	68,857

	~~W~~	186,674,265	11,936,027	460,732	670,474	549,392	200,290,890

(3)	Significant transactions not involving cash flows for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Decrease in loans due to write-offs	~~W~~	16,203	24,526
Increase in securities measured at FVOCI due to debt-to-equity swap, etc		2,052	41,566
Increase in investments in subsidiaries and associates due to debt-to-equity swap		—	54,719
Decrease in accumulated other comprehensive income due to securities valuation		(138,576)	(1,387,238)
Deferred income tax effect due to securities valuation		24,520	366,230
Reclassification from securities measured at FVOCI to investments in subsidiaries and associates		1,399,680	1,696,500
Transfer from property and equipment to investment property		1,729	8,956
Recognition of right-of-use assets and lease liabilities		60,932	28,917
Increase in securities measured at FVOCI due to in-kind capital contributions (capital increase)		—	1,999,780

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

43. Transfers of Financial Instruments

Details of financial assets and liabilities related to repurchase agreements and loaned securities that do not qualify for derecognition as of December 31, 2025 and 2024 are as follows:

	December 31, 2025			December 31, 2024
Characteristics of transactions	Carrying amounts of transferred assets		Carrying amounts of related liabilities	Carrying amounts of transferred assets	Carrying amounts of related liabilities
Repurchase agreements	~~W~~	820,068	450,507	520,000	47,181
Loaned securities		—	—	40,409	—

	~~W~~	820,068	450,507	560,409	47,181

The Bank has repurchase agreements and securities lending arrangements. In the case of repurchase agreements, the Bank sells securities with an agreement to repurchase them at a fixed price. For securities lending arrangements, although legal title to the securities is transferred, the securities are required to be returned at the end of the lending period. As the Bank retains substantially all of the risks and rewards of ownership of the securities, the securities continue to be recognized in full.

44. Fair Value of Financial Assets and Liabilities

The Bank classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are based on unobservable market data are classified as level 3.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

44. Fair Value of Financial Assets and Liabilities, Continued

(1) Fair value hierarchy of financial instruments measured at fair value

(i)	The fair value hierarchy of financial instruments measured at fair value as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Level 1		Level 2	Level 3	Total
Financial assets:
Securities measured at FVTPL	~~W~~	2,815,473	2,373,908	15,987,240	21,176,621
Securities measured at FVOCI		2,647,434	15,686,367	13,344,860	31,678,661
Loans measured at FVTPL		—	—	87,141	87,141
Derivative financial assets		—	11,081,621	8,825	11,090,446

	~~W~~	5,462,907	29,141,896	29,428,066	64,032,869

Financial liabilities:
Financial liabilities measured at FVTPL	~~W~~	—	1,892,399	—	1,892,399
Derivative financial liabilities		—	10,369,892	15,842	10,385,734

	~~W~~	—	12,262,291	15,842	12,278,133

	December 31, 2024
	Level 1		Level 2	Level 3	Total
Financial assets:
Securities measured at FVTPL	~~W~~	2,804,662	1,391,702	14,222,436	18,418,800
Securities measured at FVOCI		1,594,047	16,759,867	14,406,279	32,760,193
Loans measured at FVTPL		—	—	419,773	419,773
Derivative financial assets		—	13,914,992	259	13,915,251

	~~W~~	4,398,709	32,066,561	29,048,747	65,514,017

Financial liabilities:
Financial liabilities measured at FVTPL	~~W~~	—	2,389,246	—	2,389,246
Derivative financial liabilities		—	14,853,546	20,393	14,873,939

	~~W~~	—	17,242,792	20,393	17,263,185

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

44. Fair Value of Financial Assets and Liabilities, Continued

(ii)	Changes in the fair value of financial instruments measured at fair value and classified as level 3 of the fair value hierarchy for the years ended December 31, 2025 and 2024 are as follows:

	2025
	January 1, 2025		Profit or loss (*1)	Other comprehensive income (loss)	Acquisition / Issue	Sale / Settlement	Transfer (*2)	December 31, 2025
Financial assets:
Securities measured at FVTPL	~~W~~	14,222,406	656,253	—	1,675,815	(525,915)	(37,349)	15,987,240
Securities measured at FVOCI		14,406,279	—	481,577	642,344	(563,297)	(1,622,043)	13,344,860
Loans measured at FVTPL		419,773	(5,393)	—	1,000	(328,239)	—	87,141
Derivatives financial assets		259	8,566	—	—	—	—	8,825

	~~W~~	29,048,747	659,426	481,577	2,319,159	(1,421,451)	(1,659,392)	29,428,066

Financial liabilities:
Derivatives financial liabilities	~~W~~	20,393	(4,561)	—	—	—	—	15,842

(*1)	Of the amounts recognized in profit or loss, the gains or losses related to assets and liabilities held by the Bank as of December 31, 2025 amounted to ~~W~~580,100 million.

(*2)	Transfers into or out of level 3 of the fair value hierarchy occurred due to the change in the availability of observable market data.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

44. Fair Value of Financial Assets and Liabilities, Continued

	2024
	January 1, 2024		Profit or loss (*1)	Other comprehensive income (loss)	Acquisition / Issue	Sale / Settlement	Transfer (*2)	Others	December 31, 2024
Financial assets:
Securities measured at FVTPL	~~W~~	12,706,058	1,016,696	—	892,251	(388,799)	(3,770)	—	14,222,436
Securities measured at FVOCI		14,844,797	—	(37,552)	2,307,497	(100,283)	(2,608,180)	—	14,406,279
Loans measured at FVTPL		488,432	(24,106)	—	7,000	(52,149)	—	596	419,773
Derivatives financial assets		278	(19)	—	—	—	—	—	259

	~~W~~	26,039,565	992,571	(37,552)	3,206,748	(541,231)	(2,611,950)	596	29,048,747

Financial liabilities:
Derivatives financial liabilities	~~W~~	22,939	(2,546)	—	—	—	—	—	20,393

(*1)	Of the amounts recognized in profit or loss, the gains or losses related to assets and liabilities held by the Bank as of December 31, 2024 amounted to ~~W~~381,176 million.

(*2)	Transfers into or out of level 3 of the fair value hierarchy occurred due to the change in the availability of observable market data.

(iii)	Changes in deferred day one profit or loss for the years ended December 31, 2025 and 2024 are as follows:

	2025		2024
Beginning balance	~~W~~	2,829	3,219
New deferral		(74,766)	—
Amortization		7,223	(390)

Ending balance	~~W~~	(64,714)	2,829

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

44. Fair Value of Financial Assets and Liabilities, Continued

(iv)

Valuation techniques and inputs used in the fair value measurement of financial instruments measured at fair value and classified as level 2 of the fair value hierarchy as of December 31, 2025 and 2024 are as follows:

	Valuation techniques	Inputs
Securities measured at FVTPL
Equity securities	Net asset value approach	Underlying asset price
Debt securities	Discounted cash flow method	Discount rate
Securities measured at FVOCI
Equity securities	Net asset value approach	Underlying asset price
Debt securities	Discounted cash flow method	Discount rate
Derivatives financial assets
Interest rate swaps	Discounted cash flow method, Black-Scholes model, Modified Black model, Formula model	Discount rate, exchange rate, volatility, commodity index, etc.
Currency forwards and swaps
Currency options
Commodities options
Financial liabilities measured at FVTPL
Debentures	Discounted cash flow method	Discount rate

(v)

Valuation techniques and quantitative information about unobservable inputs used in the fair value measurement of financial instruments measured at fair value and classified as level 3 of the fair value hierarchy as of December 31, 2025 and 2024 are as follows:

December 31, 2025
	Valuation techniques	Unobservable inputs	Range (%)
Securities measured at FVTPL
Equity securities	Discounted cash flow method, Comparable Company Analysis, Net asset value method, etc.	Discount rate	4.35 ~ 9.80
		Fluctuation in property disposal price	—
		Liquidation value	—
		Volatility	14.43 ~ 42.44
Securities measured at FVOCI
Equity securities	Discounted cash flow method, Comparable Company Analysis, Net asset value method, etc.	Growth rate Discount rate Interest rate volatility	— 6.80 ~ 13.90 0.46 ~ 0.70
Loans measured at FVTPL
Convertible bonds, etc.	LSMC, Binomial model	Volatility	10.12 ~ 38.85
Derivatives financial assets
Interest rate swaps	Hull-White Two-Factor model	Volatility	(10) ~ 10
Stock index options	Discounted cash flow method, Comparable Company Analysis, Net asset value method, Binomial Tree(T-F)	Volatility	22.25 ~ 63.99

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

44. Fair Value of Financial Assets and Liabilities, Continued

December 31, 2024
	Valuation technique	Unobservable inputs	Range (%)
Securities measured at FVTPL
Equity securities	Discounted cash flow method, Comparable Company Analysis, Net asset value method, etc.	Discount rate	4.87 ~ 10.32
		Fluctuation in property disposal price	—
		Liquidation value	—
		Volatility	18.36 ~ 56.61
Securities measured at FVOCI
Equity securities	Discounted cash flow method, Comparable Company Analysis, Net asset value method, etc.	Growth rate Discount rate Volatility Interest rate volatility	— 6.01 ~ 16.03 29.90 ~ 32.22 0.47 ~ 0.73
Loans measured at FVTPL
Convertible bonds, etc.	LSMC, Binomial model	Volatility	18.76 ~ 35.92
Derivatives financial assets
Interest rate swaps	Hull-White Two-Factor model	Volatility Correlation coefficient	0.68 ~ 0.85 (70) ~ 100
Stock index options	Discounted cash flow method, Comparable Company Analysis, Net asset value method, Binomial Tree(T-F)	Volatility	25.71 ~ 26.97

(vi)

The sensitivity analysis on changes in unobservable inputs for financial instruments measured at fair value and classified as level 3 of the fair value hierarchy as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Profit (loss) for the year			Other comprehensive income (loss)
	Favorable changes		Unfavorable changes	Favorable changes	Unfavorable changes
Securities measured at FVTPL (*1)	~~W~~	90,604	(87,138)	—	—
Securities measured at FVOCI (*1)		—	—	114,153	(90,514)
Loans measured at FVTPL (*2)		2,425	(2,222)	—	—
Derivative financial assets (*2)		2,702	(1,085)	—	—

	~~W~~	95,731	(90,445)	114,153	(90,514)

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

44. Fair Value of Financial Assets and Liabilities, Continued

	December 31, 2024
	Profit (loss) for the year			Other comprehensive income (loss)
	Favorable changes		Unfavorable changes	Favorable changes	Unfavorable changes
Securities measured at FVTPL (*1)	~~W~~	79,721	(168,828)	—	—
Securities measured at FVOCI (*1)		—	—	94,580	(71,808)
Loans measured at FVTPL (*2)		3,876	(3,662)	—	—
Derivative financial assets (*2)		252	(239)	—	—

	~~W~~	83,849	(172,729)	94,580	(71,808)

(*1)

Changes in fair value of equity securities are calculated by increasing and decreasing the growth rates (0~1%), discount rates, or the correlation coefficients between the discount rates and liquidation value (-1~1%) which are significant unobservable inputs. For beneficiary certificates, it is practically impossible to analyse sensitivity of changes in unobservable inputs. However, for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated based on the correlation between the discount rate applied to rental cash flows (-1% to 1%) and the rate of change in property sale prices (-1% to 1%). Among financial instruments measured at fair value and classified as level 3 of the fair value hierarchy as of December 31, 2025 and 2024, ~~W~~26,012,088 million and ~~W~~24,518,096 million are excluded from the sensitivity analysis as it is practically impossible to calculate the sensitivity of changes in unobservable variables.

(*2)

Changes in fair value of loans measured at FVTPL and derivative financial instruments are calculated by increasing and decreasing the correlation coefficient and volatility (-10~10%) which are significant unobservable inputs.

(2)	Fair value hierarchy of financial instruments measured at amortized cost

(i)	The Bank’s policies for measuring fair value of financial instruments at amortized costs are as follows:

-

Cash and due from financial institutions: Fair value of cash is considered equivalent to the carrying amount. In the case of due from financial institutions on demand, which do not have a set maturity and can be realized instantly, the carrying amount is a close estimate of the fair value and is assumed so. In the case of other ordinary due from financial institutions, the cash flow discount method is used to estimate the fair value.

-	Securities measured at amortized cost: The fair value of securities measured at amortized cost is computed by widely accepted appraisal agencies upon request.

-

Loans measured at amortized cost: The fair value of loans measured at amortized cost is the expected future cash flows, reflecting premature redemption ratio, discounted by the market interest rate, adjusted by a spread sheet considering the probability of default. Exceptions to this method include loans with credit line facilities, loans with a maturity of three months or less left and impaired loans, which the Bank assumes the carrying amount as the fair value.

-

Deposits: The fair value of deposits is computed using the discounted cash flow method. However, for deposits, whose cash flows cannot be estimated reasonably, the Bank assumes the carrying amount as the fair value.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

44. Fair Value of Financial Assets and Liabilities, Continued

-

Borrowings: The fair value of industrial financial debentures is computed using the discounted cash flow method by the Bank’s Fair Value Evaluation System. However, for borrowings including call money whose contractual maturity is three months or less, the Bank assumes the carrying amount as fair value.

-	Debentures: The fair value of industrial financial debentures is computed using the discounted cash flow method by the Bank’s Fair Value Evaluation System.

-

Other financial assets and liabilities: The fair value of other financial assets and liabilities is computed using the discounted cash flow method. However, in cases cash flow cannot be estimated reasonably, the Bank assumes the carrying amount as the fair value.

(ii)	The fair value hierarchy of financial instruments measured at amortized cost as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Level 1		Level 2	Level 3	Total
Financial assets:
Cash and due from financial institutions (*)	~~W~~	8,282,273	3,404,728	—	11,687,001
Securities measured at amortized cost		3,076,344	6,811,117	—	9,887,461
Loans measured at amortized cost (*)		—	4,310,246	213,183,102	217,493,348
Other financial assets (*)		—	5,503,637	1,716,523	7,220,160

	~~W~~	11,358,617	20,029,728	214,899,625	246,287,970

Financial liabilities:
Deposits (*)	~~W~~	—	2,016,152	66,513,169	68,529,321
Borrowings (*)		—	5,170,105	26,387,502	31,557,607
Debentures		—	175,563,548	—	175,563,548
Other financial liabilities (*)		—	3,215,810	5,601,239	8,817,049

	~~W~~	—	185,965,615	98,501,910	284,467,525

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

44. Fair Value of Financial Assets and Liabilities, Continued

	December 31, 2024
	Level 1		Level 2	Level 3	Total
Financial assets:
Cash and due from financial institutions (*)	~~W~~	9,633,962	3,361,559	—	12,995,521
Securities measured at amortized cost		3,492,235	5,444,070	—	8,936,305
Loans measured at amortized cost (*)		—	2,824,285	207,162,934	209,987,219
Other financial assets (*)		—	6,105,731	1,691,860	7,797,591

	~~W~~	13,126,197	17,735,645	208,854,794	239,716,636

Financial liabilities:
Deposits (*)	~~W~~	—	2,077,635	64,077,827	66,155,462
Borrowings (*)		—	3,975,955	28,621,339	32,597,294
Debentures		—	167,652,781	—	167,652,781
Other financial liabilities (*)		—	4,427,119	5,313,603	9,740,722

	~~W~~	—	178,133,490	98,012,769	276,146,259

(*)

For financial instruments classified as level 2 of the fair value hierarchy, the carrying amounts are disclosed as fair value, as they are considered to be a reasonable approximation of the fair value.

(iii)	Valuation technique and input(s) used in the fair value measurement of financial instruments measured at amortized cost as of December 31, 2025 and 2024 are as follows:

	Valuation technique	Input(s)
Level 2
Financial assets:
Securities measured at amortized cost	Discounted cash flow method	Discount rate
Financial liabilities:
Debentures	Discounted cash flow method	Discount rate
Level 3
Financial assets:
Loans measured at amortized cost	Discounted cash flow method	Credit spread, other spread, prepayment rate
Other financial assets	Discounted cash flow method	Other spread
Financial liabilities:
Deposits	Discounted cash flow method	Other spread
Borrowings	Discounted cash flow method	Other spread
Other financial liabilities	Discounted cash flow method	Other spread

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

45. Categories of Financial Assets and Liabilities

Categories of financial assets and liabilities as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Cash and cash equivalents		Financial instruments measured at FVTPL	Financial instruments designated at FVTPL	Financial instruments measured at FVOCI	Financial instruments designated at FVOCI	Financial instruments measured at amortized cost	Hedging purpose derivative instruments	Total
Financial assets:
Cash and due from financial institutions	~~W~~	8,282,273	—	—	—	—	3,404,728	—	11,687,001
Securities measured at FVTPL		6,887	21,169,734	—	—	—	—	—	21,176,621
Securities measured at FVOCI		—	—	—	16,864,585	14,814,076	—	—	31,678,661
Securities measured at amortized cost		—	—	—	—	—	9,887,461	—	9,887,461
Loans measured at FVTPL		—	87,141	—	—	—	—	—	87,141
Loans measured at amortized cost		6,000,405	—	—	—	—	211,167,680	—	217,168,085
Derivative financial assets		—	10,003,847	—	—	—	—	1,086,599	11,090,446
Other financial assets		—	—	—	—	—	7,224,412	—	7,224,412

	~~W~~	14,289,565	31,260,722	—	16,864,585	14,814,076	231,684,281	1,086,599	309,999,828

Financial liabilities:
Financial liabilities measured at FVTPL	~~W~~	—	—	1,892,399	—	—	—	—	1,892,399
Deposits		—	—	—	—	—	68,474,854	—	68,474,854
Borrowings		—	—	—	—	—	31,604,779	—	31,604,779
Debentures		—	—	—	—	—	173,370,023	—	173,370,023
Derivative financial liabilities		—	9,903,168	—	—	—	—	482,566	10,385,734
Other financial liabilities		—	—	—	—	—	8,968,540	—	8,968,540

	~~W~~	—	9,903,168	1,892,399	—	—	282,418,196	482,566	294,696,329

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

45. Categories of Financial Assets and Liabilities, Continued

	December 31, 2024
	Cash and cash equivalents		Financial instruments measured at FVTPL	Financial instruments designated at FVTPL	Financial instruments measured at FVOCI	Financial instruments designated at FVOCI	Financial instruments measured at amortized cost	Hedging purpose derivative instruments	Total
Financial assets:
Cash and due from financial institutions	~~W~~	9,633,962	—	—	—	—	3,361,559	—	12,995,521
Securities measured at FVTPL		—	18,418,800	—	—	—	—	—	18,418,800
Securities measured at FVOCI		—	—	—	17,412,051	15,348,142	—	—	32,760,193
Securities measured at amortized cost		—	—	—	—	—	8,936,305	—	8,936,305
Loans measured at FVTPL		—	419,773	—	—	—	—	—	419,773
Loans measured at amortized cost		4,241,051	—	—	—	—	205,240,302	—	209,481,353
Derivative financial assets		—	13,624,445	—	—	—	—	290,806	13,915,251
Other financial assets		—	—	—	—	—	7,798,105	—	7,798,105

	~~W~~	13,875,013	32,463,018	—	17,412,051	15,348,142	225,336,271	290,806	304,725,301

Financial liabilities:
Financial liabilities measured at FVTPL	~~W~~	—	—	2,389,246	—	—	—	—	2,389,246
Deposits		—	—	—	—	—	66,100,573	—	66,100,573
Borrowings		—	—	—	—	—	32,730,518	—	32,730,518
Debentures		—	—	—	—	—	165,102,269	—	165,102,269
Derivative financial liabilities		—	13,733,198	—	—	—	—	1,140,741	14,873,939
Other financial liabilities		—	—	—	—	—	9,778,765	—	9,778,765

	~~W~~	—	13,733,198	2,389,246	—	—	273,712,125	1,140,741	290,975,310

46. Offsetting of Financial Assets and Liabilities

Details of financial instruments subject to enforceable master netting agreements or similar agreements as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Gross amounts of recognized financial asset		Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statement of financial position
					Financial instruments	Cash collateral received	Net amounts
Derivative financial assets (*)	~~W~~	11,090,446	—	11,090,446	7,772,803	175,320	3,142,323
Unsettled spot exchange receivables (*)		2,959,635	—	2,959,635	2,958,043	—	1,592
Unsettled domestic exchange receivables		4,527,669	1,983,668	2,544,001	—	—	2,544,001
Security pledged as collateral for repurchase agreements		820,068	—	820,068	450,507	—	369,561
Bonds purchased under repurchase agreements		4,785,900	—	4,785,900	4,785,900	—	—
Loaned securities		—	—	—	—	—	—
Receivables from securities transaction		95,297	—	95,297	95,297	—	—

	~~W~~	24,279,015	1,983,668	22,295,347	16,062,550	175,320	6,057,477

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

46. Offsetting of Financial Assets and Liabilities, Continued

	December 31, 2025
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets set off in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position
					Financial instruments	Cash collateral pledged	Net amounts
Derivative financial liabilities (*)	~~W~~	10,385,734	—	10,385,734	4,965,836	373,292	5,046,606
Unsettled spot exchange payables (*)		2,961,478	—	2,961,478	2,958,043	—	3,435
Unsettled domestic exchange payables		2,238,000	1,983,668	254,332	—	—	254,332
Repurchase agreements		450,507	—	450,507	450,507	—	—
Payables from securities transaction		71,607	—	71,607	71,607	—	—

	~~W~~	16,107,326	1,983,668	14,123,658	8,445,993	373,292	5,304,373

(*)

For the derivatives covered by the ISDA derivative contracts, all contracts are settled and the net amount of derivative contracts is measured and paid based on the liquidation value if the counterparty files for bankruptcy or has any credit issues.

	December 31, 2024
	Gross amounts of recognized financial asset		Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statement of financial position
					Financial instruments	Cash collateral received	Net amounts
Derivative financial assets (*)	~~W~~	13,915,251	—	13,915,251	10,019,614	62,644	3,832,993
Unsettled spot exchange receivables (*)		4,171,827	—	4,171,827	4,171,331	—	496
Unsettled domestic exchange receivables		4,246,146	2,312,241	1,933,905	—	—	1,933,905
Security pledged as collateral for repurchase agreements		520,000	—	520,000	47,181	—	472,819
Bonds purchased under repurchase agreements		1,676,700	—	1,676,700	1,676,700	—	—
Loaned securities		40,409	—	40,409	40,409	—	—
Receivables from securities transaction		4,206	—	4,206	4,206	—	—

	~~W~~	24,574,539	2,312,241	22,262,298	15,959,441	62,644	6,240,213

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

46. Offsetting of Financial Assets and Liabilities, Continued

	December 31, 2024
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets set off in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position
					Financial instruments	Cash collateral pledged	Net amounts
Derivative financial liabilities (*)	~~W~~	14,873,939	—	14,873,939	8,518,079	293,465	6,062,395
Unsettled spot exchange payables (*)		4,172,071	—	4,172,071	4,171,331	—	740
Unsettled domestic exchange payables		2,567,289	2,312,241	255,048	—	—	255,048
Repurchase agreements		47,181	—	47,181	47,181	—	—
Payables from securities transaction		16,102	—	16,102	16,102	—	—

	~~W~~	21,676,582	2,312,241	19,364,341	12,752,693	293,465	6,318,183

(*)

For the derivatives covered by the ISDA derivative contracts, all contracts are settled and the net amount of derivative contracts is measured and paid based on the liquidation value if the counterparty files for bankruptcy or has any credit issues.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

47. Operating Segments

(1)

The Bank has four reporting segments, as described below, which are the Bank’s strategic business units. They are managed separately as each business requires different technology and marketing strategies. The following summary describes general information about each of the Bank’s reporting segments:

Segments	General information
Corporate finance	Provides trade finance and loans to corporate customers
Investment finance	Provides consulting services to corporate such as capital finance, restructuring, etc.
Asset management	Provides asset management services to individual and corporate customers
Others	Any other segment not mentioned above

(2)	Operating income (loss) from external customers and intersegment transactions for the years ended December 31, 2025 and 2024 are as follows:

	2025
	Corporate finance		Investment finance	Asset management	Others	Total
Operating income (loss) from external customers	~~W~~	766,327	1,740,851	36,435	(382,759)	2,160,854
Operating income (loss) from intersegment transactions		(75,235)	(831,306)	—	906,541	—

	~~W~~	691,092	909,545	36,435	523,782	2,160,854

	2024
	Corporate finance		Investment finance	Asset management	Others	Total
Operating income (loss) from external customers	~~W~~	1,972,776	670,218	49,863	(398,741)	2,294,116
Operating income (loss) from intersegment transactions		20,589	167,747	—	(188,336)	—

	~~W~~	1,993,365	837,965	49,863	(587,077)	2,294,116

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

47. Operating Segments, Continued

(3)	Income and losses by operating segment for the years ended December 31, 2025 and 2024 are as follows:

	2025
	Corporate finance		Investment finance	Asset management	Others	Total
Net interest income	~~W~~	1,478,225	(576,652)	2,085	202,380	1,106,038
Non-interest income
Income related to securities (*1)		87,443	424,357	—	54,809	566,609
Other non-interest income		259,400	1,166,715	43,630	483,198	1,952,943

		346,843	1,591,072	43,630	538,007	2,519,552
Provision for loan losses and others (*2)		(594,739)	(18,704)	—	5,430	(608,013)
General and administrative expenses		(539,237)	(86,171)	(9,280)	(222,035)	(856,723)

Operating income	~~W~~	691,092	909,545	36,435	523,782	2,160,854

	2024
	Corporate finance		Investment finance	Asset management	Others	Total
Net interest income	~~W~~	1,652,276	(592,763)	16,053	42,499	1,118,065
Non-interest income
Income related to securities (*1)		293,996	313,002	—	142,993	749,991
Other non-interest income		342,068	1,269,793	43,083	(559,266)	1,095,678

		636,064	1,582,795	43,083	(416,273)	1,845,669
Provision for loan losses and others (*2)		237,726	(71,267)	—	21,006	187,465
General and administrative expenses		(532,701)	(80,800)	(9,273)	(234,309)	(857,083)

Operating income	~~W~~	1,993,365	837,965	49,863	(587,077)	2,294,116

(*1)	Income related to securities is composed of net gain (loss) on securities measured at FVTPL, securities measured at FVOCI and securities measured at amortized cost.
(*2)

Provision for loan losses and others comprises of provision (reversal) for loan losses, provision (reversal) for derivative credit risks, gains (losses) on sales of loans, and appropriation (reversal) of provision.

(4)

Geographical revenue information about the Bank’s operating segments for the years ended December 31, 2025 and 2024 and the geographical non-current asset information as of December 31, 2025 and 2024 are as follows:

	Revenues (*1)			Non-current assets (*2)
	2025		2024	December 31, 2025	December 31, 2024
Domestic	~~W~~	46,946,988	66,878,265	35,682,291	34,059,881
Overseas		2,959,475	2,981,348	155,186	122,342

	~~W~~	49,906,463	69,859,613	35,837,477	34,182,223

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

47. Operating Segments, Continued

(*1)

Revenues consist of interest income, fees and commission income, dividend income, income related to securities, gain on derivatives, foreign currency transaction gain, other operating income and provision for loan losses.

(*2)	Non-current assets consist of investments in subsidiaries and associates, property and equipment, investment property and intangible assets.

48. Risk Management

(1) Introduction

(i) Objectives and principles

The Bank’s risk management aims to maintain financial soundness and effectively manage various risks pertinent to the nature of the Bank’s business. The Bank has set up and fulfilled policies to manage risks timely and effectively. Pursuant to the policies, the Bank’s risks shall be

•	managed comprehensively and independently,

•	recognized timely, evaluated exactly and managed effectively,

•	maintained to the extent that the risks balance with profit,

•	diversified appropriately to avoid concentration on specific segments,

•	managed to prevent excessive exposure by the setting up and managing of tolerance limits and guidelines.

(ii) Risk management strategy and process

The Bank’s risk management business is separated into two different stages; the ‘metrification stage,’ in which risks are estimated and monitored, and the ‘integration stage,’ in which information gained during the risk management process is integrated and used in management strategies. Risk management is recognized as a key component of the Bank’s management and seeks to change from its previously adaptive and limited role to more leading and comprehensive role.

Furthermore, the Bank focuses on consistent communication among different departments to establish a progressive consensus on risk management.

(iii) Risk management governance

Risk Management Committee

The Bank’s Risk Management Committee (the “Committee”), which is a committee under the Board of Directors, is composed of three or more directors. The Committee serves as the highest decision-making body with respect to risk management and is responsible for deliberating and resolving on key matters related to risk management, including the establishment of the Bank’s overall risk management policies, the evaluation of the Bank’s capital adequacy and related management framework, and the setting of country-specific exposure limits.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

48. Risk Management, Continued

The CEO of the Bank and the head of Risk Management Segment

The CEO of the Bank, according to the policies of risk management, performs his or her role to manage and direct risk management to sustain efficiency and internal control. The head of the Risk Management Segment is responsible for supervising the overall administration of the Bank’s risk management business and providing risk-related information to members of the board of directors and the Bank’s management.

Risk Management Policy Committee

The Bank’s Risk Management Policy Committee is composed of the leaders of all business segments. and exercises its role to decide important matters relating to the Bank’s portfolio including allocating internal capital limits by segment and setting exposure limits by industry within the scope that Risk Management Committee regulated.

Operational Risk Management Council

Established under the Risk Management Council, the Operational Risk Management Council is comprised of the heads of relevant departments. The Operational Risk Management Council deliberates and resolves on matters such as the setting of operating limits for liquidity regulatory management books, and performs a preliminary review of matters to be resolved by the Risk Management Policy Committee.

Operational Risk Management Deliberation Council

Established under the Risk Management Council, the Operational Risk Management Deliberation Council is comprised of the heads of relevant departments. The Council deliberates and resolves on matters related to the establishment and amendment of key policies concerning operational risk, and performs a preliminary review of matters related to operational risk that are to be resolved by the Risk Management Policy Committee.

(iv) Performance of risk management committee

The Risk Management Committee performs comprehensive reviews of matters related to risk management and deliberates key decisions of the Board of Directors. For the year ended December 31, 2025, the key activities of the Risk Management Committee were as follows:

•	Major decision

•	Risk management plan for 2025

•	Contingency funding plan for 2025

•	Setting of exposure limits by country for 2025

•	Major reporting matters

•	Result of ex-post validation of credit rating system and default rates, and verification of risk measurement factors for internal purposes

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

48. Risk Management, Continued

•	Setting of credit portfolio limits for 2025

•	Allocation of internal capital limits for 2025

•	Resolution of Credit Committee for the fourth quarter of 2024

•	Results of verification of the adequacy of individually assessed loan loss allowance for 2024

•	Proposal to approve an increase in the exposure limit ratio for large, affiliated groups with a consolidated credit rating of A0 or higher

•	Proposal on the management of exposure limits in connection with an increase in the RG limit of a specific counterparty

•	Resolution of Credit Committee for the first quarter of 2025

•	Results of the integrated stress testing for the first half of 2025

•	Plan to improve the credit rating model for non-externally audited companies

•	Results of verification of risk-weighted assets for the BIS capital ratio as of December 31, 2024

•	Resolution of Credit Committee for the second quarter of 2025

•	Results of the integrated stress testing for the second half of 2025

•	Result of operation of corporate credit rating system in 2025

•	Resolution of Credit Committee for the third quarter of 2025

•	Plan for additional provisioning for loan losses related to companies in the petrochemical industry

•	Results of the business continuity plan (BCP) simulation exercises for 2025

•	Results of the internal capital adequacy assessment for 2025

(v) Improvement of risk management system

For the continuous improvement of risk management, financial soundness and capital adequacy, the Bank performs the following:

•	Continuous improvement of Basel

•	Improvements in the internal capital adequacy assessment system, in line with the guidelines set by the Financial Supervisory Service (FSS) in 2008, to manage capital adequacy more effectively

•	Improvements in the credit assessment system on Low Default Portfolio (LDP)

•	Elaboration of risk measuring criteria including credit risk parameters and measurement logics

•	Development of the application system for timely calculation of LCR and NSFR

•	Rebuilding the Corporate Credit Rating System (approved by Financial Supervisory Services on October 26, 2017)

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

48. Risk Management, Continued

•	Establishment of the system to calculate Basel Interest Rate Risk in the Banking Book coming to domestic in September 2018

•	Establishment of the system to comply with the amended regulation relating to risk-weighted assets under Basel III in December 2020

•	Development of system related to Fundamental Review of the Trading Book (FRTB) under Basel III in August 2022

•	Development of system related to operational risk under Basel III in September 2022

•	Expansion of risk management infrastructure

•	Establishment of the RAPM system to reflect risks to the Bank’s business and support decision-making upon management, and application of performance assessment at the branch level since 2010

•	Enforcement of risk management related to irregular compound derivatives and validation of the derivative pricing model developed by the Bank’s Front Office

•	Establishment of IFRS 9 accounting system to calculate loan loss allowances under IFRS 9 in March 2017 and, since then, run of IFRS 9 accounting system in January 2018

(vi) Risk management reporting and measuring system

The Bank endeavours consistently to objectively and rationally measure and manage all significant risks considering the characteristics of operational areas, assets and risks. In relation to reporting and measurement, the Bank has developed application systems as follows:

Application system	Approach	Completion date	Major function
Corporate Credit Rating System	Logit Model	Jan. 2017	Rebuilding the Corporate Credit Rating System

Market Risk Management System	Murex FRTB	Sep. 2022	Calculation of regulatory capital and internal capital under FRTB SA Standards and stress testing analysis

Interest/Liquidity Risk Management System	In-house	May 2019	Calculation of interest risk, liquidity risk, etc.

Operational Risk Management System	Standardized Approach	Sep. 2022	Calculation of operation risk, RCSA, KRI and management of loss events, etc.

BIS Capital Ratio Calculation/Credit Risk Measurement System	Fermat RaY	Sep. 2006 Dec. 2013	Calculate equity, credit risk-weighted assets and credit risk, etc.

Loan Loss Allowance Calculation System	IFRS 9	Mar. 2017	Expected loss model

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

48. Risk Management, Continued

(vii) Response to Basel

The Korean financial authorities have implemented Basel II since January 2008, and the Standardized Approach and the Foundation Internal Ratings-Based Approach for calculating credit risk are applicable.

In conformity with the implementation roadmap of Basel II, the Bank obtained the approval to use the Foundation Internal Ratings-Based Approach on credit risk from the FSS in July 2008 and has applied the approach since late June 2008. The Bank applies the Standardized Approach on market risks and operational risks.

The Bank completed the Basel III standard risk management system in preparation of the adoption of the Basel III regulations announced on December 1, 2013. Starting from 2013 year-end, the BIS capital adequacy ratio has been measured in accordance to the Basel III regulations.

Responding to the requirements of the financial authorities, the Bank recognizes interest rate risk, liquidity risk, credit bias risk and reputation risk besides Pillar I risks (credit risk, market risk and operational risk). The Bank has actively responded to the Pillar 2 regulation, including additional capital requirements based on comprehensive assessment of risk management levels since 2015. In addition, from the end of 2015, the Bank has applied the uniform standards for the public announcement of financial business for Basel compliance.

The Bank completed revised standards such as capital requirements for banks’ investments in funds in 2017, capital requirements for securitization in 2018, and the Standardised Approach for measuring counterparty credit risk (SA-CCR) in 2019.

To comply with the amended regulation relating to risk-weighted assets under Basel III, the Bank completed the consultation and the development of the relevant systems and the amended regulation has been applied since the calculation of the BIS ratio at the end of 2020.

The Bank completed IT consulting and system development related to the revised Market Risk Regulation (FRTB) and Operational Risk Regulation under Basel III during the second half of 2022.

(viii) Internal capital adequacy assessment process

Internal capital adequacy assessment process is defined as the process that the Bank aggregates significant risks, calculates its internal capital, compares the internal capital with the available capital and assesses its internal capital adequacy. The internal capital adequacy report including the assessment results at the end of the year is prepared and reported to the Risk Management Policy Committee.

•	Internal capital adequacy assessment

For the internal capital adequacy assessment, the Bank calculates its aggregated internal capital by evaluating all significant risks and available capital considering the quality and components of capital and then assesses the internal capital adequacy by comparing the aggregated internal capital with the available capital.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

48. Risk Management, Continued

In addition, the Bank conducts stress testing on a periodic basis, at least semi-annually, to assess potential vulnerabilities under crisis situations, and uses the results in, among others, its internal capital adequacy assessment. For this purpose, the Bank assumes four stages of macroeconomic conditions—baseline, downturn, severe and stagflation—and assesses capital adequacy under each scenario, thereby establishing response measures to enhance risk management preparedness for potential crisis situations.

•	Goal setting of internal capital management

The Bank sets up and manages an internal capital limit on an annual basis, through the approval of the Risk Management Committee, to maintain internal capital adequacy by managing internal capital (integrated risks) within the extent of available capital.

The prior year’s internal capital, analysis of domestic and foreign environment changes in the current year, and the direction and size of operations are all reflected in the goal setting of internal capital management to calculate the integrated internal capital scale. Moreover, Bank for International Settlements (BIS) capital adequacy ratio and risk appetite are taken into consideration in the goal setting of internal capital management.

•	Allocation of internal capital

The Bank’s Risk Management Committee approves entire internal capital, and the Risk Management Policy Committee allocates the capital to each segment and department, considering the extent of possible risk faced and size of operations. The allocated internal capital is monitored regularly and managed using various management methods. The results of monitoring and managing the allocated internal capital are reported to the Risk Management Committee. In case of any material changes in the Bank’s business plan or risk operation strategy, the Bank adjusts the allocations elastically.

•	Composition of internal capital

Internal capital comprises all the significant risks of the Bank and is composed of quantifiable and non-quantifiable risks. Quantifiable risks refer to risks that are measured quantitatively based on objective data using established methodologies, including reasonable models. Such quantifiable risks comprise credit risk, market risk, interest rate risk, liquidity risk, credit concentration risk, and foreign currency settlement risk. Non-quantifiable risks refer to risks for which it is difficult to objectively quantify the level of risk due to the absence of appropriate measurement methodologies or the lack of relevant data. Such non-quantifiable risks comprise strategy risk, reputation risk, and residual risks related to asset securitization and credit risk mitigation.

(2) Credit Risk

(i) Concept

Credit risk can be defined as potential loss resulting from the refusal to perform obligations or default of counterparties. More generally, it is used to refer to the possibility of loss from engaged bonds that cannot be redeemed properly or from substitute payments.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

48. Risk Management, Continued

(ii) Approach to credit risk management

Summary of credit risk management

The Bank regards credit risk as the most significant risk area in its business operations, and accordingly, closely monitors its credit risk exposure. The Bank manages both credit risks at portfolio level and at individual credit level. At portfolio level, the Bank reduces credit concentration and restructures the portfolio to boost profitability considering the risk level. To avoid credit concentration on a particular sector, the Bank manages credit limits by client, group, and industry. The Bank also resets exposure management directives for each industry by conducting an industry credit evaluation twice a year.

At the individual credit level, the relationship manager (RM), the credit officer (CO) and the Credit Review Committee manage each borrower’s credit risk.

Post management and insolvent borrower management

The Bank monitors the borrower’s credit rating from the date of the loan to the date of the final collection of debt consistently and inspects the borrower’s status frequently to prevent the generation of new bad debts and to stabilize the number of debt recoveries.

In addition, an early warning system is operated to spot borrowers that are highly likely to be insolvent. The early warning system provides financial information, financial transaction information, public information and market information of the borrower, and such information is used by the RM and the CO to monitor and manage changes in the borrower’s credit rating.

A borrower that is likely to be insolvent is classified as an early warning borrower, depending on the level of insolvency risk. The Bank sets up a specific and applicable stabilization plan for such a borrower considering the borrower’s characteristics. Furthermore, sub-standard borrowers are classified as insolvent borrowers, and are managed intensively by the Bank, which takes legal proceedings, disposals or corporate turnaround measures if necessary.

Classification of asset soundness and provision of allowance for loss

Classification of asset soundness is fulfilled by the analysis and assessment of credit risk. The classification is used to provide an appropriate allowance, prevent further occurrences of insolvent assets and promote the normalization of existing insolvent assets to enhance the stabilization of asset operations.

Based on the Financial Supervisory Regulations of the Republic of Korea, the Bank has established standards and guidelines on the classification of asset soundness, according to the Forward-Looking Criteria, which reflects not only the borrower’s past records of repayment but also their future debt repayment capability.

In conformity with these standards, the Bank classifies the soundness of its assets as “normal”, “precautionary”, “substandard”, “doubtful”, or “estimated loss” and differentiates the coverage ratio by the level of classification.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

48. Risk Management, Continued

Details of loans by credit rating as of December 31, 2025 and 2024 are as follows:

< Corporate >
	December 31, 2025
	Carrying amounts		12-month expected credit loss	Lifetime expected credit losses
				Non credit- impaired	Credit- impaired
AAA ~ BBB1	~~W~~	194,199,705	160,490,866	32,948,319	760,520
BBB2 ~ CCC		26,061,789	9,300,533	15,909,950	851,306
Below CC		343,646	—	27,137	316,509

	~~W~~	220,605,140	169,791,399	48,885,406	1,928,335

	December 31, 2024
	Carrying amounts		12-month expected credit loss	Lifetime expected credit losses
				Non credit- impaired	Credit- impaired
AAA ~ BBB1	~~W~~	180,348,619	159,388,765	20,959,854	—
BBB2 ~ CCC		30,814,870	11,229,886	18,561,521	1,023,463
Below CC		1,101,360	—	100	1,101,260

	~~W~~	212,264,849	170,618,651	39,521,475	2,124,723

< Retail >

	December 31, 2025
	Carrying amounts		12-month expected credit loss	Lifetime expected credit losses
				Non credit- impaired	Credit- impaired
Grade 1 ~ Grade 6	~~W~~	96,057	92,278	3,779	—
Grade 7 ~ Grade 8		387	—	387	—
Grade 9 ~ Grade 10		1,201	—	—	1,201

	~~W~~	97,645	92,278	4,166	1,201

	December 31, 2024
	Carrying amounts		12-month expected credit loss	Lifetime expected credit losses
				Non credit- impaired	Credit- impaired
Grade 1 ~ Grade 6	~~W~~	114,899	109,559	5,307	33
Grade 7 ~ Grade 8		1,205	—	1,205	—
Grade 9 ~ Grade 10		1,502	—	—	1,502

	~~W~~	117,606	109,559	6,512	1,535

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

48. Risk Management, Continued

Details of payment guarantees (including financial guarantees) and unused commitments by credit rating as of December 31, 2025 and 2024 are as follows:

< Corporate >

	December 31, 2025
	Exposures		12-month expected credit loss	Lifetime expected credit losses
				Non credit- impaired	Credit- impaired
Unused commitments:
AAA ~ BBB1	~~W~~	56,346,326	49,194,526	7,151,800	—
BBB2 ~ CCC		3,940,826	2,132,330	1,683,101	125,395
Below CC		—	—	—	—

	~~W~~	60,287,152	51,326,856	8,834,901	125,395

Payment guarantees (including financial guarantees):
AAA ~ BBB1	~~W~~	15,362,692	9,401,520	5,961,172	—
BBB2 ~ CCC		2,804,334	1,888,505	895,072	20,757
Below CC		41,508	—	—	41,508

	~~W~~	18,208,534	11,290,025	6,856,244	62,265

	December 31, 2024
	Exposures		12-month expected credit loss	Lifetime expected credit losses
				Non credit- impaired	Credit- impaired
Unused commitments:
AAA ~ BBB1	~~W~~	50,579,198	46,235,837	4,343,361	—
BBB2 ~ CCC		5,699,307	3,365,397	2,285,478	48,432
Below CC		397	—	—	397

	~~W~~	56,278,902	49,601,234	6,628,839	48,829

Payment guarantees (including financial guarantees):
AAA ~ BBB1	~~W~~	8,255,939	7,466,921	789,018	—
BBB2 ~ CCC		11,035,950	5,176,575	5,842,792	16,583
Below CC		50,886	—	—	50,886

	~~W~~	19,342,775	12,643,496	6,631,810	67,469

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

48. Risk Management, Continued

< Retail >

	December 31, 2025
	Exposures		12-month expected credit loss	Lifetime expected credit losses
				Non credit- impaired	Credit- impaired
Unused commitments:
Grade 1 ~ Grade 6	~~W~~	25,481	25,472	9	—
Grade 7 ~ Grade 8		—	—	—	—
Grade 9 ~ Grade 10		—	—	—	—

	~~W~~	25,481	25,472	9	—

	December 31, 2024
	Exposures		12-month expected credit loss	Lifetime expected credit losses
				Non credit- impaired	Credit- impaired
Unused commitments:
Grade 1 ~ Grade 6	~~W~~	33,418	33,171	247	—
Grade 7 ~ Grade 8		—	—	—	—
Grade 9 ~ Grade 10		—	—	—	—

	~~W~~	33,418	33,171	247	—

(iii) Measurement methodology of credit risk

Pursuant to Basel III, the Bank selects the measurement methodology of credit risk considering the complexity of measurement, measurement factors, estimating methods and others. Measurement approaches are divided into Standardized Approach and Internal Ratings-Based Approach.

Standardized Approach (“SA”)

In the case of the Standardized Approach, risk weights are applied according to the credit rating assessed by External Credit Assessment Institution (“ECAI”). Risk weights in each credit rating are as follows:

Credit rating	Corporate	Country	Bank
AAA ~ AA-	20.0%	0.0%	20.0%
A+ ~ A-	50.0%	20.0%	30.0%
BBB+ ~ BBB-	75.0%	50.0%	50.0%
BB+ ~ BB-	100.0%	100.0%	100.0%
B+ ~ B-	150.0%	100.0%	100.0%
Below B-	150.0%	150.0%	150.0%
Unrated	100.0%(*)	100.0%	Rating based on due diligence

(*)	In case of small and medium-sized business, 85.0% is applied.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

48. Risk Management, Continued

In addition to OECD country credit ratings, the Bank uses credit ratings assigned by Korea Credit Rating Co., Ltd., NICE Credit Rating Co., Ltd., and Korea Investors Service, which are eligible credit rating agencies designated by FSS. The Bank applies the individual credit rating based on the relevant loan and the same borrower’s senior unsecured exposure, and where the risk weight of the individual or obligor credit rating is higher than that of an unrated exposure (100%), the higher risk weight is applied; where multiple credit ratings are available, the higher of the two lowest risk weights is applied in accordance with the second-best criterion.

Internal Ratings-Based Approach (IRB)

To use the Internal Ratings-Based Approach, banks must be approved by the FSS and should also meet the requirement pre-set by the FSS.

In relation to Basel II that has been adopted domestically as of January 2008, the Bank gained approval from the FSS to use the Foundation Internal Ratings-Based Approach in July 2008. The Bank has calculated credit risk-weighted assets using the approach since late June 2008.

Measurement method of credit risk-weighted asset

The Bank calculates credit risk-weighted assets of corporate exposures and asset securitization exposures using the Foundation Internal Ratings-Based Approach as of December 31, 2025.

The Standardized Approach is applied to country exposures, public institution exposures and bank exposures permanently and applied to overseas subsidiary and the Bank’s branch pursuant to prior consultation with the FSS.

<Approved measurement method>
Measurement method		Exposure
Standardized Approach	Permanent SA	—Countries, public institutions, banks, equity
	SA	—Overseas subsidiaries and branches, and other assets, retail, residential mortgage, commercial properties
Foundation Internal Ratings-Based Approach		—Large, small and medium enterprises, asset securitization (at each credit level)
Application of IRB by phase		—Special corporate lending, non-residence and others

The mitigated effect of credit risks reflects the related policies which consider eligible collateral and guarantees. The Bank calculates the credit risk-weighted assets using the capital adequacy ratio.

Upon the calculation of credit risk-weighted assets for derivatives, the Bank takes into consideration the set-off effects of transactions under legally enforceable rights to set-off to calculate exposures.

Credit rating model

The results of credit rating are presented as grades through an assessment of the debt repayment capacity that the principal and interest of debt securities or loans are redeemed while complying with contractual redemption schedule.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

48. Risk Management, Continued

Using the Bank’s internal credit rating model, the Bank classifies debtors’ credit rating into 14 grades (AAA~D). To distinguish the difference between credits in the same grade, the Bank uses 20 stages as auxiliaries to 14 grades.

The Bank’s regular credit rating process is carried out once a year and in the case of the change of debtor’s credit condition, the credit rating is frequently adjusted as necessary to retain the adequacy of credit rating.

The results of credit rating are applied to various areas such as discrimination of loan processes, loan limit, loan interest rate, post loan management standard process, credit risk measurement, and allowance for loan losses assessment.

Credit rating process control structure

According to the Principle of Checks and Balances, the Bank has established the credit rating process control structure by which the credit rating system operates appropriately.

•	Independent assessment of credit rating: The Bank’s business segment (RM) and credit rating assessment segment (SRO) are independently operated.

•	Independent control of credit rating system: The control of credit rating system including the development of credit rating model is independently implemented by the Bank’s Risk Management Department.

•	Independent verification of credit rating system: Credit rating system is independently verified by Risk Validation Team of the Financial Planning Department.

•	Internal audit of credit rating process: Credit rating process is audited by the Bank’s internal audit department.

•	Role of the Board of Directors and the Bank’s management: Major issues relating to credit process are approved by the Board of Directors and are regularly monitored by the Bank’s top management.

The Bank reviews debt serviceability based on a credit analysis when handling loans. Depending on the results, credit loan preservation is adjusted as necessary using such methods as interest rate preservation due to credit risk.

The Bank evaluates the value of the collateral, performing ability and legal validity of the guarantee at the initial acquisition. The Bank re-evaluates the provided collateral and guarantees regularly for them to be reasonably preserved.

For guarantees, the Bank demands a corresponding written guarantee according to loan handling standards and the guarantor’s credit rating is independently calculated when in conformance with the credit rating endowment method.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

48. Risk Management, Continued

The quantification of the extent to which collateral and other credit enhancements mitigate credit risk of impaired financial assets as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024(*)
Securities measured at FVOCI	~~W~~	—	—
Loans measured at amortized cost		1,885,054	1,628,733
Other assets		3,807	4,274

(*)

The prior-period disclosure has been revised due to changes in the amounts of collateral used in calculating the credit risk mitigation effect. For reference, the credit risk mitigation effect before the revision was ~~W~~75,472 million for debt securities measured at FVOCI, ~~W~~2,383,289 million for loans measured at amortized cost, and ~~W~~7,812 million for other assets.

(iv) Credit exposure

Credit exposure by region as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Korea		Hong Kong	Ireland	Uzbekistan	Brazil	Hungary	UK	USA	Ohers	Total
Due from financial institutions (excluding due from BOK)	~~W~~	158,170	1,440,681	—	319,468	205,598	784,162	46,573	4,415,317	2,805,588	10,175,557
Securities measured at FVOCI:
Bonds (excluding government bonds)		2,437,870	413,226	46,932	—	—	—	791,043	5,746,915	5,020,549	14,456,535
Securities measured at amortized cost:
Bonds (excluding government bonds)		1,753,704	—	—	—	—	—	—	660,391	—	2,414,095
Loans		160,062,295	1,293,926	2,354,710	85,765	960,239	532,932	2,209,918	9,741,839	54,565,018	231,806,642
Derivative financial assets		439,200	28,603	—	—	—	—	45,362	57,901	515,788	1,086,854
Other assets		2,171,589	—	—	—	—	—	—	—	5,199,038	7,370,627

		167,022,828	3,176,436	2,401,642	405,233	1,165,837	1,317,094	3,092,896	20,622,363	68,105,981	267,310,310

Commitments		46,297,516	447,760	260,182	—	—	87,657	1,118,473	4,899,456	7,201,588	60,312,632
Guarantees (including financial guarantees)		16,890,583	954	100,443	—	—	55,346	—	1,118,342	42,866	18,208,534

		63,188,099	448,714	360,625	—	—	143,003	1,118,473	6,017,798	7,244,454	78,521,166

	~~W~~	230,210,927	3,625,150	2,762,267	405,233	1,165,837	1,460,097	4,211,369	26,640,161	75,350,435	345,831,476

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

48. Risk Management, Continued

	December 31, 2024
	Korea		Hong Kong	Ireland	Uzbekistan	Brazil	Hungary	UK	USA	Ohers	Total
Due from financial institutions (excluding due from BOK)	~~W~~	453,479	1,318,743	—	176,400	191,100	715,340	19,911	5,499,422	3,247,842	11,622,237
Securities measured at FVOCI:
Bonds (excluding government bonds)		5,930,002	372,498	29,678	—	—	—	706,417	5,949,041	4,118,457	17,106,093
Securities measured at amortized cost:
Bonds (excluding government bonds)		3,560,368	—	—	—	—	—	—	588,959	—	4,149,327
Loans		159,628,176	1,762,157	2,175,683	545,206	694,285	258,082	1,938,291	12,288,293	51,738,561	231,028,734
Derivative financial assets		243,449	—	—	—	—	—	1,230	182	45,981	290,842
Other assets		2,616,174	—	—	—	—	—	—	—	5,362,961	7,979,135

		172,431,648	3,453,398	2,205,361	721,606	885,385	973,422	2,665,849	24,325,897	64,513,802	272,176,368

Commitments		46,482,058	250,896	66,134	—	—	21,402	579,201	4,406,682	4,505,948	56,312,321
Guarantees (including financial guarantees)		18,357,053	1,085	—	—	—	56,699	—	828,844	99,094	19,342,775

		64,839,111	251,981	66,134	—	—	78,101	579,201	5,235,526	4,605,042	75,655,096

	~~W~~	237,270,759	3,705,379	2,271,495	721,606	885,385	1,051,523	3,245,050	29,561,423	69,118,844	347,831,464

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

48. Risk Management, Continued

Credit exposure by industry as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Manufacturing		Service	Others	Household	Total
Due from financial institutions (excluding due from BOK)	~~W~~	—	8,748,447	1,427,110	—	10,175,557
Securities measured at FVOCI:
Bonds (excluding government bonds)		2,140,977	9,213,711	3,101,847	—	14,456,535
Securities measured at amortized cost:
Bonds (excluding government bonds)		511,940	1,152,258	749,897	—	2,414,095
Loans		88,595,481	120,881,294	22,329,867	—	231,806,642
Derivative financial assets		—	1,086,854	—	—	1,086,854
Other assets		224,415	520,866	6,625,346	—	7,370,627

		91,472,813	141,603,430	34,234,067	—	267,310,310

Commitments		25,649,265	28,489,010	6,174,358	—	60,312,633
Guarantees (including financial guarantees)		15,393,408	2,675,603	139,523	—	18,208,534

		41,042,673	31,164,613	6,313,881	—	78,521,167

	~~W~~	132,515,486	172,768,043	40,547,948	—	345,831,477

	December 31, 2024
	Manufacturing		Service	Others	Household	Total
Due from financial institutions (excluding due from BOK)	~~W~~	—	9,859,582	1,762,655	—	11,622,237
Securities measured at FVOCI:
Bonds (excluding government bonds)		3,096,554	10,493,304	3,516,235	—	17,106,093
Securities measured at amortized cost:
Bonds (excluding government bonds)		847,317	2,337,223	964,787	—	4,149,327
Loans		89,083,417	118,293,797	23,651,520	—	231,028,734
Derivative financial assets		—	290,842	—	—	290,842
Other assets		257,770	606,725	7,114,640	—	7,979,135

		93,285,058	141,881,473	37,009,837	—	272,176,368

Commitments		24,979,628	27,329,872	4,002,819	—	56,312,319
Guarantees (including financial guarantees)		16,764,602	2,415,561	162,612	—	19,342,775

		41,744,230	29,745,433	4,165,431	—	75,655,094

	~~W~~	135,029,288	171,626,906	41,175,268	—	347,831,462

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

48. Risk Management, Continued

Credit exposure of debt securities by credit rating as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Carrying amounts		12-month expected credit loss	Lifetime expected credit losses
				Non credit- impaired	Credit- impaired
AAA ~ BBB1	~~W~~	26,754,362	26,190,365	563,997	—
BBB2 ~ CCC		5,000	5,000	—	—
Below CC		—	—	—	—

	~~W~~	26,759,362	26,195,365	563,997	—

	December 31, 2024
	Carrying amounts		12-month expected credit loss	Lifetime expected credit losses
				Non credit- impaired	Credit- impaired
AAA ~ BBB1	~~W~~	26,273,071	25,861,132	411,939	—
BBB2 ~ CCC		85,000	35,000	50,000	—
Below CC		—	—	—	—

	~~W~~	26,358,071	25,896,132	461,939	—

(3) Capital management activities

(i) Capital adequacy

The FSS approved the Bank’s use of the Foundation Internal Ratings-Based Approach in July 2008. The Bank has been using the same approach when calculating credit risk-weighted assets since the end of June 2008. The equity capital ratio and equity capital according to the standards of the Bank for International Settlements are calculated for such disclosure. The equity capital ratio and equity capital are calculated on a consolidated basis. In conformity with the Banking Act, which is based on the implementation of Basel III on December 1, 2013, the regulatory capital is divided into the following two categories.

Tier 1 capital

- Common Equity Tier 1

Regulatory capital that represents the most subordinated claim in liquidation of the Bank, takes the first and proportionately greatest share of any losses as they occur, and which principal is never repaid outside of liquidation meets the criteria for classification as common equity, including capital stock, capital surplus, retained earnings and accumulated other comprehensive income as common equity Tier 1.

- Additional Tier 1 capital

Capital stock and capital surplus related to issuance of capital securities that are subordinated, have non-cumulative and conditional dividends or interests, and have no maturity or step-up conditions.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

48. Risk Management, Continued

Tier 2 capital (Supplementary Tier 2 capital)

Regulatory capital that fulfils supplementary capital adequacy requirements, and includes subordinated debt with maturities over 5 years and allowance for loan losses in conformity with external regulatory standards and internal standards.

The BIS capital adequacy ratio and capital in accordance with Basel III standards as of December 31, 2025 and 2024 are as follows:

BIS capital adequacy ratio

	December 31, 2025		December 31, 2024
Equity capital based on BIS (A):
Tier 1 capital:
Common Equity Tier 1	~~W~~	48,048,986	42,581,473
Additional Tier 1 capital		—	—

		48,048,986	42,581,473
Tier 2 capital		3,012,753	3,350,097

	~~W~~	51,061,739	45,931,570

Risk-weighted assets (B):
Credit risk-weighted assets	~~W~~	343,812,618	316,077,185
Market risk-weighted assets		3,877,254	3,246,288
Operational risk-weighted assets		10,818,653	11,020,728

	~~W~~	358,508,525	330,344,201

BIS capital adequacy ratio (A/B):		14.24%	13.9%
Tier 1 capital ratio:		13.4%	12.89%
Common Equity Tier 1 ratio		13.4%	12.89%
Additional Tier 1 capital ratio		—	—
Tier 2 capital ratio		0.84%	1.01%

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

48. Risk Management, Continued

Equity capital based on BIS

	December 31, 2025		December 31, 2024
Tier 1 capital (A):
Common Equity Tier 1
Capital stock	~~W~~	27,257,759	26,316,559
Capital surplus, etc.		1,339,610	1,355,849
Retained earnings		17,776,473	12,768,402
Accumulated other comprehensive income		2,668,993	2,992,380
Common stock deductibles		(993,849)	(851,717)

		48,048,986	42,581,473

Tier 2 capital (B):
Allowance for doubtful accounts, etc.		1,023,975	939,461
Qualified capital securities		2,244,000	2,678,000
Non-qualified capital securities		—	—
Additional stock deductibles		(255,222)	(267,364)

		3,012,753	3,350,097

Equity capital (A+B)	~~W~~	51,061,739	45,931,570

(4) Market risk

(i) Concept

Market risk is defined as the possibility of potential loss resulting from fluctuations in interest rates, foreign exchange rates and the price of stocks and commodities. Trading position is exposed to risks, such as interest rate, stock price, and foreign exchange rate, etc. Non-trading position is mostly exposed to interest rates. Accordingly, the Bank classifies market risks into those exposed from trading position or those exposed from non-trading position.

(ii) Market risks of trading positions

Management method on market risks arising from trading positions

In response to the full implementation of Basel III market risk regulations, the Bank has been calculating and managing market risk capital in accordance with the Standardized Approach under Basel III since January 2024. The Standardized Approach under Basel III measures market risk by three components: sensitivity risk, default risk and residual risk. Sensitivity risk measures the market risk by five risk classes, which are general interest rate, credit spread, equity, foreign exchange and commodity. Default risk quantifies losses in the event of a default that exceeds normal market price fluctuations. Lastly, residual risk quantifies risk that cannot be measured by sensitivity risk and default risk. These components are then simply added together to calculate the total required capital.

The Bank sets total limit of market risk based on annual business plan, risk appetite and others and monitors Market Risk limit of each trading department on a daily basis.

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

48. Risk Management, Continued

Capital Requirements for Market risk

The Bank’s Capital Requirements for Market risk as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
Sensitivity risk:
General interest rate	~~W~~	115,423	94,918
Credit spread		136,297	136,309
Equity		—	24
Foreign exchange (FX)		51,769	14,186
Commodity		1,090	555

		304,579	245,992
Default risk		4,920	3,296
Residual risk		5,418	4,720

	~~W~~	314,917	254,008

(iii) Market risks of non-trading positions

Management method on market risks arising from non-trading positions

The most critical market risk that arises in non-trading position is the interest rate risk. Interest rate risk is defined as the likely loss resulting from the unfavorable fluctuation of interest rate in the Bank’s financial condition and is measured by IRRBB (Interest Rate Risk in Banking Book), ΔEVE (change in Economic Value of Equity) and ΔNII (change in Net Interest Income).

ΔEVE represents fluctuations in the economic value of equity capital that may occur due to changes in interest rates affecting the present values of assets, liabilities and off-balance sheet items. ΔNII represents changes in net interest income that may occur over a certain period of time (e.g. one year) in the future due to changes in interest rates.

The Bank’s Risk Management Committee sets and manages interest rate risk limits on a yearly basis and interest rate risk is monthly measured and monitored.

ΔEVE and ΔNII of the Bank’s non-trading positions as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
ΔEVE	~~W~~	1,082,766	1,584,245
ΔNII		393,182	551,404

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

48. Risk Management, Continued

(iv) Foreign currency risk

Outstanding balances by currency with significant exposure as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	USD		EUR	JPY	GBP	Others	Total
Financial assets:
Cash and due from financial institutions	~~W~~	9,215,251	277,318	132,875	45,590	647,764	10,318,798
Securities measured at FVTPL		843,252	8,300	6,152	—	21,538	879,242
Securities measured at FVOCI		11,966,084	1,066,219	724,942	—	92,790	13,850,035
Securities measured at amortized cost		660,391	—	—	—	—	660,391
Loans measured at FVTPL		—	—	—	—	—	—
Loans measured at amortized cost		63,742,545	4,569,609	3,649,262	1,359,165	2,332,667	75,653,248
Derivative financial assets		1,155,148	74,085	3,439	292,962	50,943	1,576,577
Other financial assets		2,479,959	49,873	57,916	6,160	61,592	2,655,500

		90,062,630	6,045,404	4,574,586	1,703,877	3,207,294	105,593,791

Financial liabilities:
Financial liabilities measured at FVTPL		268,306	—	—	—	—	268,306
Deposits		19,345,457	15,561	573,339	13	10,579	19,944,949
Borrowings		22,288,906	201,158	2,921,771	—	1,063,017	26,474,852
Debentures		37,783,458	4,859,702	566,208	1,064,306	10,675,872	54,949,546
Derivative financial liabilities		1,658,252	74,836	4,340	296,161	28,621	2,062,210
Other financial liabilities		2,912,205	71,034	58,668	23,395	587,456	3,652,758

		84,256,584	5,222,291	4,124,326	1,383,875	12,365,545	107,352,621

Net financial position	~~W~~	5,806,046	823,113	450,260	320,002	(9,158,251)	(1,758,830)

	December 31, 2024
	USD		EUR	JPY	GBP	Others	Total
Financial assets:
Cash and due from financial institutions	~~W~~	10,173,373	267,561	100,607	25,041	843,169	11,409,751
Securities measured at FVTPL		843,635	—	2,149	—	21,383	867,167
Securities measured at FVOCI		11,340,644	562,946	611,946	—	160,159	12,675,695
Securities measured at amortized cost		588,960	—	—	—	—	588,960
Loans measured at FVTPL		—	—	—	—	—	—
Loans measured at amortized cost		63,255,440	4,019,108	3,094,708	1,257,669	2,241,160	73,868,085
Derivative financial assets		1,735,394	63,397	9,916	245,797	53,755	2,108,259
Other financial assets		2,311,768	42,597	47,501	3,728	1,021,321	3,426,915

		90,249,214	4,955,609	3,866,827	1,532,235	4,340,947	104,944,832

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

48. Risk Management, Continued

	December 31, 2024
	USD		EUR	JPY	GBP	Others	Total
Financial liabilities:
Financial liabilities measured at FVTPL		271,712	—	—	—	—	271,712
Deposits		17,759,643	90,238	500,654	24	52,053	18,402,612
Borrowings		24,145,429	173,945	2,401,491	—	1,319,443	28,040,308
Debentures		39,397,041	2,643,535	271,509	543,055	8,050,162	50,905,302
Derivative financial liabilities		2,544,086	50,006	3,689	262,150	42,581	2,902,512
Other financial liabilities		2,823,530	57,793	44,262	5,256	1,186,239	4,117,080

		86,941,441	3,015,517	3,221,605	810,485	10,650,478	104,639,526

Net financial position	~~W~~	3,307,773	1,940,092	645,222	721,750	(6,309,531)	305,306

(5) Liquidity risk management

(i) Concept

Liquidity risk is defined as the possibility of potential loss due to a temporary shortage in funds caused by a maturity mismatch or an unexpected capital outlay. Liquidity risk soars when funding rates rise, assets are sold below a normal price, or a good investment opportunity is missed.

(ii) Approach to liquidity risk management

The Bank manages its liquidity risks as follows:

Allowable limit for liquidity risk

•	The allowable limit for liquidity risk sets LCR, NSFR and mid- to long-term foreign currency fund management ratio

•	The management standards with regards to the allowable limit for liquidity risk should be set using separate and stringent set ratios in accordance with the FSS guidelines.

<Measurement Methodology>

•	LCR: (High quality liquid assets / Total net cash outflows over the next 30 calendar days) X 100

•	NSFR: Available Stable Funding / Required Stable Funding X 100

•	Mid- to long-term foreign currency fund management ratio: Foreign currency funding being repaid after 1 year / Foreign currency lending being collected after 1 year X 100

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

48. Risk Management, Continued

Early warning indicator

To identify prematurely and cope with worsening liquidity risk trends, the Bank has set up 15 indexes such as the “Foreign Exchange Stabilization Bond CDS Premium,” and measures the trend monthly as a means for establishing the allowable liquidity risk limit complementary measures.

Stress-Test analysis and contingency plan

•

The Bank evaluates the effects on the liquidity risk and identifies the inherent flaws. In the case where an unpredictable and significant liquidity crisis occurs, the Bank executes risk situation analysis quarterly based on crisis specific to the Bank, market risk and complex emergency, and reports to the Risk Management Committee for the Bank’s solvency securitization.

•	The Bank established detailed contingency plan to manage the liquidity risks at every risk situation.

(iii) Analysis on remaining contractual maturity of financial instruments

Remaining contractual maturity analysis of non-derivative financial instruments including interest payment as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
	Within 1 month		1~3 months	3~12 months	1~5 years	Over 5 years	Total
Financial assets:
Cash and due from financial institutions	~~W~~	8,516,988	563,757	1,550,038	993,110	—	11,623,893
Securities measured at FVTPL		156,655	19,481	2,275,159	527,263	18,198,064	21,176,622
Securities measured at FVOCI		409,223	482,141	2,810,614	10,839,178	17,131,503	31,672,659
Securities measured at amortized cost		230,012	860,681	3,425,096	5,338,987	40,000	9,894,776
Loans		17,043,197	20,861,804	72,784,075	80,604,061	24,887,015	216,180,152
Other financial assets		5,503,637	—	—	—	1,845,491	7,349,128

	~~W~~	31,859,712	22,787,864	82,844,982	98,302,599	62,102,073	297,897,230

Financial liabilities:
Financial liabilities measured at FVTPL	~~W~~	618,474	137,595	659,718	208,307	268,306	1,892,400
Deposits		27,742,586	15,771,650	21,008,484	3,988,171	385	68,511,276
Borrowings		6,257,656	7,708,587	11,015,443	5,726,357	901,052	31,609,095
Debentures		8,117,846	11,180,612	59,431,393	87,195,730	8,754,816	174,680,397
Other financial liabilities		4,974,767	3,284,189	—	—	6,265,174	14,524,130

	~~W~~	47,711,329	38,082,633	92,115,038	97,118,565	16,189,733	291,217,298

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

48. Risk Management, Continued

	December 31, 2024
	Within 1 month		1~3 months	3~12 months	1~5 years	Over 5 years	Total
Financial assets:
Cash and due from financial institutions	~~W~~	9,972,375	503,873	1,547,894	924,609	—	12,948,751
Securities measured at FVTPL		46,600	44,229	1,366,748	189,953	16,741,203	18,388,733
Securities measured at FVOCI		826,144	915,551	3,345,316	9,961,875	16,773,121	31,822,007
Securities measured at amortized cost		115,000	811,131	3,340,174	4,649,715	30,000	8,946,020
Loans		14,624,020	22,345,767	75,308,653	74,886,373	21,375,761	208,540,574
Other financial assets		6,105,756	—	—	—	1,812,957	7,918,713

	~~W~~	31,689,895	24,620,551	84,908,785	90,612,525	56,733,042	288,564,798

Financial liabilities:
Financial liabilities measured at FVTPL	~~W~~	692,242	177,967	845,385	401,940	271,712	2,389,246
Deposits		26,721,259	14,853,061	19,694,387	4,812,941	494	66,082,142
Borrowings		6,497,080	9,373,391	9,491,425	6,268,523	774,520	32,404,939
Debentures		7,190,293	9,981,850	51,813,957	88,861,601	8,010,418	165,858,119
Other financial liabilities		5,725,726	2,996,849	—	—	5,921,914	14,644,489

	~~W~~	46,826,600	37,383,118	81,845,154	100,345,005	14,979,058	281,378,935

Remaining contractual maturity analysis of derivative financial instruments as of December 31, 2025 and 2024 are as follows:

Net settlement of derivative financial instruments

	December 31, 2025
	Within 1 month		1~3 months	3~12 months	1~5 years	Over 5 years	Total
Trading purpose derivatives:
Currency	~~W~~	3,114	1,820	—	—	—	4,934
Interest rate		(21,147)	(3,647)	(523,543)	(554,317)	140,853	(961,801)
Hedging purpose derivatives:
Interest rate		31,689	302,005	841,145	2,387,797	1,084,673	4,647,309

	~~W~~	13,656	300,178	317,602	1,833,480	1,225,526	3,690,442

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

48. Risk Management, Continued

	December 31, 2024
	Within 1 month		1~3 months	3~12 months	1~5 years	Over 5 years	Total
Trading purpose derivatives:
Currency	~~W~~	3,724	—	—	—	—	3,724
Interest rate		55,197	30,315	(325,391)	(394,347)	1,079,448	445,222
Hedging purpose derivatives:
Interest rate		36,090	250,330	841,971	2,130,959	1,295,726	4,555,076

	~~W~~	95,011	280,645	516,580	1,736,612	2,375,174	5,004,022

Gross settlement of derivative financial instruments

	December 31, 2025
	Within 1 month		1~3 months	3~12 months	1~5 years	Over 5 years	Total
Trading purpose derivatives:
Currency
Inflow	~~W~~	55,188,947	26,026,292	71,694,409	125,531,890	9,012,551	287,454,089
Outflow		55,223,648	26,005,811	71,011,422	124,916,837	9,156,847	286,314,565

Hedging purpose derivatives:
Currency
Inflow		1,006,016	1,540,305	10,027,966	20,132,673	4,634,253	37,341,213
Outflow		1,460,141	1,919,524	12,254,427	22,220,109	4,452,044	42,306,245

Total inflow	~~W~~	56,194,963	27,566,597	81,722,375	145,664,563	13,646,804	324,795,302

Total outflow	~~W~~	56,683,789	27,925,335	83,265,849	147,136,946	13,608,891	328,620,810

	December 31, 2024
	Within 1 month		1~3 months	3~12 months	1~5 years	Over 5 years	Total
Trading purpose derivatives:
Currency
Inflow	~~W~~	67,582,388	38,553,043	66,563,517	122,988,092	6,762,347	302,449,387
Outflow		67,425,405	38,576,699	66,061,685	122,136,515	6,868,720	301,069,024

Hedging purpose derivatives:
Currency
Inflow		1,258,709	1,810,835	3,446,653	19,785,824	4,827,947	31,129,968
Outflow		1,542,826	1,787,625	3,950,032	22,008,513	4,721,907	34,010,903

Total inflow	~~W~~	68,841,097	40,363,878	70,010,170	142,773,916	11,590,294	333,579,355

Total outflow	~~W~~	68,968,231	40,364,324	70,011,717	144,145,028	11,590,627	335,079,927

Korea Development Bank

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In millions of won)

48. Risk Management, Continued

In the case of guarantees and commitments provided by the Bank, although such guarantees and commitments have contractual maturities, the Bank is required to make payment immediately upon a request for payment by the counterparty. The composition of off-balance-sheet items as of December 31, 2025 and 2024 are as follows:

	December 31, 2025		December 31, 2024
Guarantees	~~W~~	18,208,534	19,342,775
Commitments		70,698,754	67,689,907

	~~W~~	88,907,288	87,032,682

THE REPUBLIC OF KOREA

Land and History

Territory and Population

Located generally south of the 38th parallel on the Korean peninsula, The Republic of Korea covers about 38,000 square miles, approximately one-fourth of which is arable. The Republic has a population of approximately 52 million people. The country’s largest city and capital, Seoul, has a population of about 9 million people.

Map of the Republic of Korea

Political History

Dr. Rhee Seungman, who was elected President in each of 1948, 1952, 1956 and 1960, dominated the years after the Republic’s founding in 1948. Shortly after President Rhee’s resignation in 1960 in response to student-led demonstrations, a group of military leaders headed by Park Chung Hee assumed power by coup. The military leaders established a civilian government, and the country elected Mr. Park as President in October 1963. President Park served as President until his assassination in 1979 following a period of increasing strife between the Government and its critics. The Government declared martial law and formed an interim government under Prime Minister Choi Kyu Hah, who became the next President. After clashes between the Government and its critics, President Choi resigned, and General Chun Doo Hwan, who took control of the Korean army, became President in 1980.

In late 1980, the country approved, by national referendum, a new Constitution, providing for indirect election of the President by an electoral college and for certain democratic reforms, and shortly thereafter, in early 1981, re-elected President Chun.

Responding to public demonstrations in 1987, the legislature revised the Constitution to provide for direct election of the President. In December 1987, Roh Tae Woo won the presidency by a narrow plurality, after opposition parties led by Kim Young Sam and Kim Dae Jung failed to unite behind a single candidate. In February 1990, two opposition political parties, including the one led by Kim Young Sam, merged into President Roh’s ruling Democratic Liberal Party.

In December 1992, the country elected Kim Young Sam as President. The election of a civilian and former opposition party leader considerably lessened the controversy concerning the legitimacy of the political regime. President Kim’s administration reformed the political sector and deregulated and internationalized the Korean economy.

In December 1997, the country elected Kim Dae Jung as President. President Kim’s party, the Millennium Democratic Party (formerly known as the National Congress for New Politics), formed a coalition with the United Liberal Democrats led by Kim Jong Pil, with Kim Jong Pil becoming the first prime minister in President Kim’s administration. The coalition, which temporarily ended before the election held in April 2000, continued with the appointment of Lee Han Dong of the United Liberal Democrats as the Prime Minister in June 2000. The coalition again ended in September 2001.

In December 2002, the country elected Roh Moo Hyun as President. President Roh and his supporters left the Millennium Democratic Party in 2003 and formed a new party, the Uri Party, in November 2003. On August 15, 2007, 85 members of the National Assembly, previously belonging to the Uri Party, or the Democratic Party, formed the United New Democratic Party, or the UNDP. The Uri Party merged into the UNDP on August 20, 2007. In February 2008, the UNDP merged back into the Democratic Party. In December 2011, the Democratic Party merged with the Citizens Unity Party to form the Democratic United Party, which changed its name to the Democratic Party in May 2013.

In December 2007, the country elected Lee Myung-Bak as President. He commenced his term in February 2008. In April 2018, the Korean prosecutor’s office indicted former President Lee on 16 counts of corruption, including bribery, abuse of power, embezzlement and other irregularities. In October 2018, a Seoul district court sentenced him to 15 years of prison term, which decision he subsequently appealed. In October 2020, the Supreme Court ruled against such appeal and sentenced him to 17 years of prison term. Subsequently, he was released from prison pursuant to a special presidential pardon in December 2022.

In December 2012, the country elected Park Geun-hye as President. She commenced her term in February 2013. In March 2017, the Constitutional Court unanimously upheld a parliamentary vote to impeach President Park, triggering her immediate dismissal, for a number of constitutional and criminal violations, including violation of the Constitution and abuse of power by allowing her confidant to exert influence on state affairs and allowing senior presidential aides to aid in her extortion from companies. After a series of trials, former President Park was sentenced to a combined 22 years of prison term and a fine of ~~W~~21.5 billion. In light of her deteriorating health, however, former President Park was granted a special pardon by President Moon, her successor, and was released from prison in December 2021.

A special election to elect a successor to former President Park was held in May 2017 and the country elected Moon Jae-in as President. His term, which commenced on May 10, 2017, ended on May 9, 2022.

In March 2022, the country elected Yoon Suk-yeol as President. His term commenced on May 10, 2022. On December 3, 2024, President Yoon declared martial law, citing an urgent need to protect the country. The National Assembly swiftly voted to rescind the declaration of martial law, which led to President Yoon’s revocation of the decree hours later. On December 14, 2024, the National Assembly voted in favor of President Yoon’s impeachment, for his purported acts of insurrection, among others, which resulted in an immediate suspension of his presidential powers, with the prime minister simultaneously taking over the role of acting President. On April 4, 2025, the Constitutional Court unanimously upheld the National Assembly’s vote to impeach President Yoon, triggering his immediate dismissal. Subsequently, in February 2026, former President Yoon was sentenced to life imprisonment by the Seoul Central District Court for charges of leading an insurrection, abuse of power, obstruction of justice and other crimes relating to his declaration of martial law in December 2024.

A special election to elect a successor to former President Yoon was held in June 2025 and the country elected Lee Jae-myung as President for a five-year term. His term commenced on June 4, 2025.

Government and Politics

Government and Administrative Structure

Governmental authority in the Republic is centralized and concentrated in a strong presidency. The President is elected by popular vote and can only serve one term of five years. The President chairs the State Council, which consists of the President, the prime minister, the deputy prime ministers, the respective heads of Government ministries and the ministers of state. The President can select the members of the State Council and appoint or remove all other Government officials, except for elected local officials.

The President can veto new legislation and take emergency measures in cases of natural disaster, serious fiscal or economic crisis, state of war or other similar circumstances. The President must promptly seek the concurrence of the National Assembly for any emergency measures taken and failing to do so automatically invalidates the emergency measures. In the case of martial law, the President may declare martial law without the consent of the National Assembly; provided, however, that the President must notify the National Assembly without delay, and if the National Assembly, by a majority vote of its total members, requests the lifting of martial law, the President is constitutionally required to comply with such request.

The National Assembly exercises the country’s legislative power. The Constitution and the Public Official Election Act provide for the direct election of about 84% of the members of the National Assembly and the distribution of the remaining seats proportionately among parties winning more than five seats in the direct election or receiving over 3% of the popular vote, although the provision requiring over 3% of the popular vote has been ruled unconstitutional by the Constitutional Court and is currently awaiting legislative amendment by the National Assembly. National Assembly members serve four-year terms. The National Assembly enacts laws, ratifies treaties and approves the national budget. The executive branch drafts most legislation and submits it to the National Assembly for approval.

The country’s judicial branch comprises the Supreme Court, the Constitutional Court and lower courts of various levels. The President appoints the Chief Justice of the Supreme Court and appoints the other Justices of the Supreme Court upon the recommendation of the Chief Justice. All appointments to the Supreme Court require the consent of the National Assembly. The Chief Justice, with the consent of the conference of Supreme Court Justices, appoints all the other judges in Korea. Supreme Court Justices serve for six years and all other judges serve for ten years. Other than the Chief Justice, justices and judges may be reappointed to successive terms.

The President formally appoints all nine judges of the Constitutional Court, but three judges must be designated by the National Assembly and three by the Chief Justice of the Supreme Court. Constitutional Court judges serve for six years and may be reappointed to successive terms.

Administratively, the Republic comprises six provinces (Gyeonggi, Chungbuk, Chungnam, Jeonnam, Gyeongbuk and Gyeongnam), three special autonomous provinces (Jeju, Gangwon and Jeonbuk), one special city (Seoul), six metropolitan cities (Busan, Daegu, Incheon, Gwangju, Daejeon and Ulsan) and one special autonomous city (Sejong). On July 1, 2026, the Jeonnam Province and Gwangju Metropolitan City will be consolidated into Jeonnam-Gwangju Integrated Special City. From 1961 to 1995, the national government controlled the provinces and the President appointed provincial officials. Local autonomy, including the election of provincial officials, was reintroduced in June 1995.

Political Parties

The 22nd legislative general election was held on April 10, 2024 and the term of the National Assembly members elected in the 22nd legislative general election commenced on May 30, 2024. Currently, there are three major political parties: The Democratic Party of Korea, or the DPK, the People Power Party, or the PPP, and the Rebuilding Korea Party, or the RKP.

As of June 30, 2026, the parties control the following number of seats in the National Assembly:

	DPK	PPP	RKP	Others	Total
Number of seats	161	109	12	17	299

Relations with North Korea

Relations between the Republic and North Korea have been tense over most of the Republic’s history. The Korean War began with the invasion of the Republic by communist forces from the north in 1950, which was repelled by the Republic and the United Nations forces led by the United States. Following a military stalemate, an armistice was reached establishing a demilitarized zone monitored by the United Nations in the vicinity of the 38th parallel in 1953.

North Korea maintains a military force estimated at more than a million regular troops, mostly concentrated near the northern side of the demilitarized zone, and approximately 7.6 million reserves. The Republic’s military forces, composed of approximately 500,000 regular troops and 3.1 million reserves, maintain a state of military preparedness along the southern side of the demilitarized zone. In addition, the United States has maintained its military presence in the Republic since the signing of the armistice and currently has approximately 28,500 troops stationed in the Republic. The Republic and the United States share a joint command structure over their military forces in Korea. In October 2014, the United States and the Republic agreed to implement a conditions-based approach to the dissolution of their joint command structure at an appropriate future date, which would allow the Republic to assume the command of its own armed forces in the event of war on the Korean peninsula. Over the years, the Republic and the United States have entered into a series of Special Measures Agreements, or SMAs, which cover the Republic’s contribution to the cost of maintaining the U.S. military presence in the Republic. In March 2021, the Republic and the United States reached an agreement to enter into a new six-year SMA, under which the Republic would increase its share of the cost of the American military presence in the Republic, which became effective in September 2021 upon ratification by the National Assembly.

The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. Political, military and security developments on the Korean Peninsula remain unpredictable and may adversely affect regional stability. Kim Jong-un, who assumed power in December 2011 following the death of his father, Kim Jong-il, continues to consolidate his authority, and the long-term direction of North Korea’s political leadership, military posture and economic policies remains uncertain.

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapons, ballistic missile and satellite programs as well as its hostile military and other actions against Korea. Some of the significant incidents in recent years include the following:

•

From time to time, North Korea has conducted ballistic missile tests. In February 2016, North Korea launched a long-range rocket in violation of its agreement with the United States as well as United Nations sanctions barring it from conducting launches that use ballistic missile technology. Despite international condemnation, North Korea released a statement that it intends to continue its rocket launch program and it conducted a series of ballistic missile tests in 2016 and 2017. In response, the United Nations Security Council issued unanimous statements condemning North Korea and agreeing to continue to closely monitor the situation and to take further significant measures, and in December 2017, unanimously passed a resolution extending existing sanctions that were imposed on North Korea. Despite such actions, North Korea increased the frequency of its military actions since the beginning of 2022, firing numerous ballistic missiles, including intercontinental ballistic missiles, and in November 2023, successfully launched its first spy satellite.

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and has conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs and warheads that can be mounted on ballistic missiles. Over the years, North Korea has continued to conduct a series of missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. North Korea has increased the frequency of such activities since the beginning of 2022, firing numerous ballistic missiles, including intercontinental ballistic missiles, and in November 2023, successfully launched its first spy satellite. In response, the Government has repeatedly condemned North Korea’s provocations and flagrant violations of relevant United Nations Security Council resolutions. Over the years, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea, as did the United States and the European Union.

•

In August 2015, two Korean soldiers were injured in a landmine explosion near the Korean demilitarized zone. Claiming the landmines were set by North Koreans, the Korean army re-initiated its propaganda program toward North Korea utilizing loudspeakers near the demilitarized zone. In retaliation, the North Korean army fired artillery rounds on the loudspeakers, resulting in the highest level of military readiness for both Koreas.

•

In March 2010, a Korean naval vessel was destroyed by an underwater explosion, killing many of the crewmen on board. The Government formally accused North Korea of causing the sinking, while North Korea denied responsibility. Moreover, in November 2010, North Korea fired more than one hundred artillery shells that hit Korea’s Yeonpyeong Island near the Northern Limit Line, which acts as the de facto maritime boundary between Korea and North Korea on the west coast of the Korean peninsula, causing casualties and significant property damage. The Government condemned North Korea for the attack and vowed stern retaliation should there be further provocation.

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Although bilateral summit meetings were held between Korea and North Korea in April, May and September 2018 and between the United States and North Korea in June 2018, February 2019 and June 2019, there can be no assurance that the level of tension on the Korean peninsula will not escalate in the future or that such escalation will not have a material adverse impact on the Republic’s economy and us. Any further increase in tension, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between the Republic and North Korea or between the United States and North Korea break down or further military hostilities occur, could have a material adverse effect on the Republic’s economy and us. Over the longer term, reunification of the two Koreas could occur. Reunification may entail a significant economic commitment by the Republic.

Foreign Relations and International Organizations

The Republic maintains diplomatic relations with most nations of the world, most importantly with the United States with which it entered into a mutual defense treaty and several economic agreements. The Republic also has important relationships with Japan and China, its largest trading partners together with the United States.

The Republic belongs to a number of supranational organizations, including:

•	United Nations;

•	the International Monetary Fund, or the IMF;

•	the World Bank;

•	the Asian Development Bank, or the ADB;

•	the Multilateral Investment Guarantee Agency;

•	the International Finance Corporation;

•	the International Development Association;

•	the African Development Bank;

•	the International Bank for Reconstruction and Development;

•	the European Bank for Reconstruction and Development;

•	the Bank for International Settlements;

•	the World Health Organization, or the WHO;

•	the World Trade Organization, or the WTO;

•	the International Atomic Energy Agency, or the IAEA;

•	the Inter-American Development Bank, or the IDB;

•	the Organization for Economic Cooperation and Development, or the OECD; and

•	the Asian Infrastructure Investment Bank.

The Economy

The following table sets forth information regarding certain of the Republic’s key economic indicators for the periods indicated.

	As of or for the year ended December 31,
	2021		2022		2023		2024			2025
	(billions of dollars and trillions of Won, except percentages)
GDP Growth (at current prices)		7.9%		4.6%		3.7%		6.2	%(7)		4.2	%(7)
GDP Growth (at chained 2020 year prices)		4.6%		2.7%		1.6%		2.0	%(7)		1.0	%(7)
Inflation(1)		2.5%		5.1%		3.6%		2.3%			2.1	%(7)
Unemployment(2)		3.7%		2.9%		2.7%		2.8%			2.8	%(7)
Trade Surplus (Deficit)(3)		$29.3		$(47.8)		$(10.3)		$51.8			$77.4	(7)
Foreign Currency Reserves		$463.1		$423.2		$420.1		$415.6			$428.1
External Liabilities(4)		$630.7		$673.3		$677.3		$672.9			$766.9	(7)
Fiscal Balance	~~W~~	(30.5)	~~W~~	(64.6)	~~W~~	(36.8)	~~W~~	(43.5)		~~W~~	(46.7	)(7)
Direct Internal Debt of the Government(5) (as % of GDP(6))		43.1%		46.2%		48.1%		49.2	%(7)		53.5	%(7)
Direct External Debt of the Government(5) (as % of GDP(6))		0.5%		0.5%		0.5%		0.5	%(7)		0.6	%(7)

(1)	Measured by the year-on-year change in the consumer price index with base year 2020, as announced by The Bank of Korea.
(2)	Average for year.
(3)	Derived from customs clearance statistics on a C.I.F. basis, meaning that the price of goods includes insurance and freight cost.

(4)	Calculated under the criteria based on the sixth edition of the Balance of Payment Manual published by the International Monetary Fund in December 2010.
(5)	Does not include guarantees by the Government. See “—Debt—External and Internal Debt of the Government—Guarantees by the Government” for information on outstanding guarantees by the Government.
(6)	At chained 2020 year prices.
(7)	Preliminary.

Source: The Bank of Korea

Worldwide Economic and Financial Difficulties

In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•

escalations in trade protectionism globally and geopolitical tensions in East Asia and the Middle East (including those resulting from the military conflicts between Iran and other countries, including the United States and Israel) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•

hostilities, political or social tensions involving Russia (including the Russia-Ukraine war and ensuing actions that the United States and other countries have taken or may take in the future, such as the imposition of sanctions against Russia) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

•	rising inflationary pressures leading to increases in the costs of goods and services and a decrease in purchasing power;

•

disruptions in the global supply chain for raw materials, natural resources, consumer goods, rare earth minerals, component parts and other supplies, including as a result of health epidemics, government policies and labor shortages;

•	interest rate fluctuations as well as perceived or actual changes in policy rates, or other monetary and fiscal policies set forth, by the U.S. Federal Reserve and other central banks;

•

a deterioration in economic and trade relations between the United States and its trading partners, including as a result of the imposition of significant tariffs by the United States on its trading partners;

•	increased uncertainties in the global financial markets and industry, including difficulties faced by several banks in the United States and Europe;

•	financial and social difficulties affecting many governments worldwide, in particular in Latin America and Europe;

•	the occurrence of severe health epidemics, such as the COVID-19 pandemic;

•	the slowdown of economic growth in China and other major emerging market economies; and

•	fluctuations in oil and commodity prices.

There has been significant volatility in global financial markets resulting from, among others, the escalating hostilities in the Middle East (including those resulting from the military conflicts between Iran and other countries, including the United States and Israel), the Russia-Ukraine war and ensuing sanctions against Russia, difficulties faced by several banks in the United States and Europe and significant fluctuations in policy interest rates globally, which has also led to significant volatility in the Korea Composite Stock Price Index in recent years. See “—The Financial System—Securities Markets”. Declines in the index and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies and banks to raise capital. Moreover, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has depreciated significantly in recent years. A depreciation of the Won generally increases the cost of imported goods and services and the required amount of the Won revenue for Korean companies to service foreign currency-denominated debt.

In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets. In addition, in the event of difficult conditions in the global credit markets or a deterioration of the global economy in the future, the Korean economy could be adversely affected and Korean banks may be forced to fund their operations at a higher cost or may be unable to raise as much funding as they need to support their lending and other activities.

In addition to the global developments, domestic developments that could lead to or contribute to a material adverse effect on the Korean economy include, among other things, the following:

•	a slowdown in consumer spending and depressed consumer sentiment due to the outbreak of infectious diseases, such as the COVID-19 pandemic;

•	increasing delinquencies and credit defaults by consumer and small- and medium-sized enterprise borrowers, which may occur due to, among others, higher levels of market interest rates;

•

steadily rising household debt consisting of housing loans and merchandise credit, which increased to approximately Won 1,978.8 trillion as of December 31, 2025 from Won 843.2 trillion as of December 31, 2010, primarily due to increases in mortgage loans and purchases with credit cards;

•	deterioration in economic or diplomatic relations between Korea and other countries resulting from territorial or trade disputes or disagreements in foreign policy;

•

a substantial increase in the Government’s expenditures for pension and social welfare programs, due in part to an aging population (defined as the population of people aged 65 years or older) that accounted for approximately 20.3% of the Republic’s total population as of December 31, 2025, an increase from 7.2% as of December 31, 2000, and is expected to surpass 23.6% in 2028;

•	decreases in the market prices of Korean real estate; and

•	the occurrence of severe health epidemics that affect the livestock industry.

Gross Domestic Product

GDP measures the market value of all final goods and services produced within a country for a given period and reveals whether a country’s productive output rises or falls over time. Economists present GDP in both current market prices and “real” or “inflation-adjusted” terms. In March 2009, the Republic adopted a method known as the “chain-linked” measure of GDP, replacing the previous fixed-base, or “constant” measure of GDP, to show the real growth of the aggregate economic activity, as recommended by the System of National Accounts 1993. GDP at current market prices values a country’s output using the actual prices of each year, whereas the “chain-linked” measure of GDP is compiled by using “chained indices” linking volume growth between consecutive time periods. In March 2014, the Republic published a revised GDP calculation method by implementing the System of National Accounts 2008 and updating the reference year from 2005 to 2010 to align Korean national accounts statistics with the recommendations of the new international standards for compiling national economic accounts and to maintain comparability with other nations’ accounts. The main components of these revisions include, among other things, (i) recognizing expenditures for research and development and creative activity for the products of entertainment, literary and artistic originals as fixed investment, (ii) incorporating a wide array of new and revised source data such as the economic census, the population and housing census and 2010 benchmark input-output tables, which provide thorough and detailed information on the structure of the Korean economy, (iii) developing supply-use tables, which provide a statistical tool for ensuring consistency among the production, expenditure and income approaches to measuring GDP and (iv) recording merchandise trade transactions based on ownership changes rather than movements of goods across the national border. The Republic updated the reference year from 2010 to 2015 in July 2019, and from 2015 to 2020 in June 2024, to better align Korean national accounts statistics with the recommendations of the previously implemented System of National Accounts 2008, to accurately reflect recent economic structural changes, and to maintain comparability with other countries’ accounts.

The following table sets out the composition of the Republic’s GDP at current market and chained 2020 year prices and the annual average increase in the Republic’s GDP.

Gross Domestic Product

	2021	2022	2023	2024(1)	2025(1)	As % of GDP 2025(1)
	(billions of Won)
Gross Domestic Product at Current Market Prices:
Private	1,046,772.2	1,139,397.2	1,203,106.7	1,239,725.4	1,278,989.4	48.0
Government	378,268.2	409,866.5	428,148.6	447,056.5	470,017.8	17.6
Gross Capital Formation	721,964.5	774,411.5	768,159.8	766,388.6	775,861.6	29.1
Exports of Goods and Services	874,074.3	1,052,553.6	995,305.3	1,134,176.9	1,218,826.5	45.8
Less Imports of Goods and Services	(799,166.2)	(1,052,447.3)	(986,033.0)	(1,030,011.0)	(1,081,278.8)	(40.6)
Statistical Discrepancy	0.0	0.0	0.0	(479.1)	926.1	0.0
Expenditures on Gross Domestic Product	2,221,912.9	2,323,781.5	2,408,687.4	2,556,857.4	2,663,342.6	100.0
Net Factor Income from the Rest of the World	23,413.6	28,055.4	34,674.5	36,904.7	45,758.4	1.7
Gross National Income(2)	2,245,326.5	2,351,837.0	2,443,361.9	2,593,762.0	2,709,101.0	101.7
Gross Domestic Product at Chained 2020 Year Prices:
Private	1,020,878.4	1,063,928.5	1,085,426.6	1,097,036.0	1,111,481.8	48.0
Government	369,293.7	384,235.8	391,677.5	400,082.5	411,921.6	17.8
Gross Capital Formation	675,845.0	676,282.5	677,134.3	661,465.3	649,988.9	28.1
Exports of Goods and Services	789,432.2	820,347.6	848,332.6	906,303.1	944,563.0	40.8
Less Imports of Goods and Services	(701,537.0)	(730,672.0)	(752,696.6)	(771,407.8)	(801,057.4)	(34.6)
Statistical Discrepancy	(489.4)	(842.9)	(221.4)	220.2	1,302.8	0.1
Expenditures on Gross Domestic Product(3)	2,153,422.9	2,212,158.9	2,247,177.7	2,292,202.4	2,315,285.3	100.0
Net Factor Income from the Rest of the World in the Terms of Trade	22,553.7	25,584.2	31,083.4	32,301.5	39,522.2	1.7
Trading Gains and Losses from Changes in the Terms of Trade	(21,620.0)	(94,623.4)	(91,660.0)	(51,879.6)	(32,711.7)	(1.4)
Gross National Income(4)	2,154,356.5	2,143,107.5	2,186,579.3	2,272,601.1	2,322,060.1	100.3
Percentage Increase (Decrease) of GDP over Previous Year:
At Current Prices	7.9	4.6	3.7	6.2	4.2
At Chained 2020 Year Prices	4.6	2.7	1.6	2.0	1.0

(1)	Preliminary.
(2)	GDP plus net factor income from the rest of the world is equal to the Republic’s gross national income.
(3)	Under the “chain-linked” measure of GDP, the components of GDP will not necessarily add up to the total GDP.
(4)	Under the “chain-linked” measure of Gross National Income, the components of Gross National Income will not necessarily add up to the total Gross National Income.

Source: The Bank of Korea

The following table sets out the Republic’s GDP by economic sector at current market prices:

Gross Domestic Product by Economic Sector

(at current market prices)

	2021	2022	2023	2024(1)	2025(1)	As % of GDP 2025(1)
	(billions of Won)
Industrial Sectors:	773,620.4	789,147.0	818,260.2	904,125.1	953,326.3	35.8
Agriculture, Forestry and Fishing	36,998.4	33,656.4	34,871.5	37,285.4	38,998.6	1.5
Manufacturing, Mining and Quarrying	585,053.1	617,557.4	615,334.3	682,814.6	732,398.4	27.5
Mining and Quarrying	1,843.5	1,807.8	2,199.5	2,231.0	1,941.2	0.1
Manufacturing	583,209.6	615,749.6	613,134.8	680,583.6	730,457.2	27.4
Electricity, Gas and Water Supply	37,579.5	16,493.8	43,159.0	61,455.6	69,242.3	2.6
Construction	113,989.4	121,439.4	124,895.4	122,569.5	112,687.0	4.2
Services:	1,264,275.9	1,349,454.4	1,418,346.5	1,470,206.0	1,524,167.7	57.2
Wholesale and Retail Trade, Accommodation and Food Services	227,253.6	248,366.2	257,714.3	264,793.9	278,206.4	10.4
Transportation and Storage	82,702.3	95,655.6	99,398.5	103,383.0	104,881.0	3.9
Finance and Insurance	124,021.2	136,404.4	138,480.1	139,729.3	142,416.6	5.3
Real Estate	162,658.9	158,314.6	161,757.8	168,109.5	172,537.9	6.5
Information and Communication	102,319.0	103,549.3	109,212.6	114,001.9	119,135.2	4.5
Business Activities	166,098.7	177,636.8	195,980.4	200,094.9	203,354.8	7.6
Public Administration, Defense and Social Security	138,688.7	149,078.6	155,941.9	164,768.8	173,134.3	6.5
Education	96,862.5	101,581.8	105,710.7	109,857.9	113,764.0	4.3
Human Health and Social Work	114,340.0	123,519.0	129,825.3	137,316.8	145,841.7	5.5
Cultural and Other Services	49,330.9	55,348.1	64,324.9	68,150.0	70,895.9	2.7
Taxes Less Subsidies on Products	184,016.7	185,180.2	172,080.7	182,526.4	185,848.6	7.0
Gross Domestic Product at Current Market Prices	2,221,912.9	2,323,781.5	2,408,687.4	2,556,857.4	2,663,342.6	100.0
Net Factor Income from the Rest of the World	23,413.6	28,055.4	34,674.5	36,904.7	45,758.4	1.7
Gross National Income at Current Market Price	2,245,326.5	2,351,837.0	2,443,361.9	2,593,762.0	2,709,101.0	101.7

(1)	Preliminary.

Source: The Bank of Korea

The following table sets out the Republic’s GDP per capita:

Gross Domestic Product per capita

(at current market prices)

	2021	2022	2023	2024(1)	2025(1)
GDP per capita (thousands of Won)	42,919	44,971	46,578	49,407	51,531
GDP per capita (U.S. dollar)	37,503	34,809	35,681	36,223	36,233
Average Exchange Rate (in Won per U.S. dollar)	1,144.4	1,292.0	1,305.4	1,364.0	1,422.2

(1)	Preliminary.

Source: The Bank of Korea

The following table sets out the Republic’s Gross National Income, or GNI, per capita:

Gross National Income per capita

(at current market prices)

	2021	2022	2023	2024(1)	2025(1)
GNI per capita (thousands of Won)	43,372	45,514	47,249	50,120	52,416
GNI per capita (U.S. dollar)	37,898	35,229	36,195	36,745	36,855
Average Exchange Rate (in Won per U.S. dollar)	1,144.4	1,292.0	1,305.4	1,364.0	1,422.2

(1)	Preliminary.

Source: The Bank of Korea

The following table sets out the Republic’s GDP by economic sector:

Gross Domestic Product by Economic Sector (at chained 2020 year prices)

	2021	2022	2023	2024(1)	2025(1)	As % of GDP 2025(1)
	(billions of Won)
Industrial Sectors:	754,589.3	771,177.9	777,094.3	799,717.0	802,138.9	34.6
Agriculture, Forestry and Fishing	33,598.5	33,866.3	33,239.9	33,452.8	33,936.3	1.5
Manufacturing, Mining and Quarrying	565,269.6	579,036.4	587,525.2	612,533.6	624,722.4	27.0
Mining and Quarrying	1,974.8	1,785.3	1,748.2	1,620.8	1,475.9	0.1
Manufacturing	563,294.8	577,227.8	585,750.1	610,925.5	623,301.2	26.9
Electricity, Gas and Water Supply	46,403.2	48,020.4	46,767.1	48,309.2	48,084.8	2.1
Construction	109,318.0	110,254.8	109,562.1	105,421.4	95,395.4	4.1
Services:	1,222,603.2	1,269,070.6	1,303,096.2	1,324,200.8	1,347,266.1	58.2
Wholesale and Retail Trade, Accommodation and Food Services	219,693.4	231,974.4	225,315.5	222,021.2	224,754.0	9.7
Transportation and Storage	73,634.5	82,748.1	96,656.7	105,152.6	107,610.5	4.6
Finance and Insurance	117,411.7	120,645.5	121,470.6	125,704.2	132,357.0	5.7
Real Estate	163,741.0	160,447.8	161,591.7	164,810.0	165,196.1	7.1
Information and Communication	97,513.5	99,786.9	104,404.3	104,960.0	107,164.8	4.6
Business Activities	159,603.6	163,453.3	170,792.4	169,644.0	168,916.5	7.3
Public Administration, Defense and Social Security	134,868.3	139,003.2	141,575.3	144,757.3	147,981.0	6.4
Education	95,484.0	98,708.1	99,980.4	101,155.4	101,528.1	4.4
Human Health and Social Work	112,370.6	119,255.3	122,755.8	127,459.8	133,819.9	5.8
Cultural and Other Services	48,282.6	52,244.1	56,689.6	57,543.0	57,273.7	2.5
Taxes Less Subsidies on Products	176,230.4	172,134.2	165,969.0	168,062.9	166,180.6	7.2
Gross Domestic Product(2)	2,153,422.9	2,212,158.9	2,247,177.7	2,292,202.4	2,315,285.3	100.0

(1)	Preliminary.
(2)	Under the “chain-linked” measure of GDP, the components of GDP will not necessarily add up to the total GDP.

Source: The Bank of Korea

GDP growth in 2021 was 4.6% at chained 2020 year prices, as exports of goods and services increased by 10.8%, aggregate private and general government consumption expenditures increased by 4.2% and gross domestic fixed capital formation increased by 4.3%, which more than offset an increase in imports of goods and services by 10.2%, each compared with 2020.

GDP growth in 2022 was 2.7% at chained 2020 year prices, as aggregate private and general government consumption expenditures increased by 4.2% and exports of goods and services increased by 3.9%, which more than offset an increase in imports of goods and services by 4.2% and a decrease in gross fixed capital formation by 0.2%, each compared with 2021.

GDP growth in 2023 was 1.6% at chained 2020 year prices, as exports of goods and services increased by 3.4% and aggregate private and general government consumption expenditures increased by 2.0%, which was offset in significant part by a 3.0% increase in imports of goods and services, each compared with 2022.

Based on preliminary data, GDP growth in 2024 was 2.0% at chained 2020 year prices, as exports of goods and services increased by 6.8% and aggregate private and general government consumption expenditures increased by 1.4%, which was offset in part by a 2.5% increase in imports of goods and services and a 0.8% decrease in gross domestic fixed capital formation, each compared with 2023.

Based on preliminary data, GDP growth in 2025 was 1.0% at chained 2020 year prices, as exports of goods and services increased by 4.2% and aggregate private and general government consumption expenditures increased by 1.8%, which were offset in part by a 3.8% increase in imports of goods and services and a 3.2% decrease in gross domestic fixed capital formation, each compared with 2024.

Based on preliminary data, GDP growth in the first half of 2026 was 3.8% at chained 2020 year prices, primarily due to a 10.4% increase in exports of goods and services and a 2.6% increase in aggregate private and general government consumption expenditures, the effects of which were offset in part by a 7.4% increase in imports of goods and services, each compared with the corresponding period of 2025.

Principal Sectors of the Economy

Industrial Sectors

The following table sets out production indices for the principal industrial products of the Republic and their relative contribution to total industrial production:

Industrial Production

(2020 = 100)

	Index Weight(1)	2021	2022	2023	2024(2)	2025(2)
Industries	10,000.0	107.8	108.5	109.0	113.1	119.1
Mining and Manufacturing	9,582.7	107.8	108.5	109.0	113.1	119.1
Mining	23.7	94.2	95.8	113.9	94.7	74.6
Manufacturing	9,559.0	107.8	108.5	109.0	113.1	119.1
Food Products	623.0	111.8	114.3	109.3	122.7	126.9
Beverage Products	131.0	93.0	91.4	76.5	74.4	74.4
Tobacco Products	37.3	88.4	93.2	100.9	114.3	96.2
Textiles	111.5	104.3	100.4	82.1	80.5	78.6
Wearing Apparel, Clothing Accessories and Fur Articles	77.7	150.2	139.3	142.6	92.4	105.9
Tanning and Dressing of Leather, Luggage and Footwear	16.9	92.0	78.7	49.5	39.4	36.4
Wood and Products of Wood and Cork (Except Furniture)	32.3	78.4	89.1	91.5	77.2	101.7
Pulp, Paper and Paper Products	157.7	97.6	95.5	94.1	104.1	109.3
Printing and Reproduction of Recorded Media	45.7	109.6	128.1	112.3	100.7	112.9
Coke, hard-coal and lignite fuel briquettes and Refined Petroleum Products	251.8	97.9	101.6	104.2	108.5	109.1
Chemicals and Chemical Products	696.5	105.9	93.6	91.0	95.8	95.8
Pharmaceuticals, Medicinal Chemicals and Botanical Products	329.9	95.3	111.6	141.3	158.0	194.4
Rubber and Plastic Products	446.8	104.5	110.8	112.9	120.5	118.6
Non-metallic Minerals	243.9	107.8	96.7	85.5	92.1	101.4
Basic Metals	655.4	101.0	95.5	97.1	96.9	95.3
Fabricated Metal Products	550.8	83.8	82.9	93.9	114.1	108.1
Electronic Components, Computer, Radio, Television and Communication Equipment and Apparatuses	1,794.2	340.0	314.5	330.0	335.4	364.0
Medical, Precision and Optical Instruments, Watches and Clocks	370.3	299.2	364.0	360.7	381.7	411.6
Electrical Equipment	453.3	112.6	136.8	120.4	94.7	92.3
Other Machinery and Equipment	825.1	117.1	113.8	109.3	102.3	111.1
Motor Vehicles, Trailers and Semitrailers	1,321.9	109.2	120.6	136.6	135.1	135.5
Other Transport Equipment	233.3	93.3	108.0	103.5	125.7	158.1
Furniture	38.3	88.9	79.9	65.7	59.3	47.8
Other Products	114.4	232.8	340.1	244.0	287.8	545.1
Electricity, Gas	417.3	104.9	107.5	103.5	104.7	105.6
Total Index	10,000.0	107.8	108.5	109.0	113.1	119.1

(1)

Index weights were established on the basis of an industrial census in 2020 and reflect the average annual value added by production in each of the classifications shown, expressed as a percentage of total value added in the mining, manufacturing and electricity and gas industries in that year.

(2)	Preliminary.

Source: The Bank of Korea; Korea National Statistical Office

Industrial production increased by 7.8% in 2021, primarily due to increased exports and domestic consumption. Industrial production increased by 0.7% in 2022, primarily due to increased exports and domestic consumption. Industrial production increased by 0.5% in 2023, primarily due to increased exports. Industrial production increased by 4.1% in 2024, primarily due to increased exports. Based on preliminary data, industrial production increased by 6.0% in 2025, primarily due to increased exports.

Manufacturing

The manufacturing sector increased production by 7.8% in 2021, primarily due to increased demand for consumer electronics products, electronic components (including semiconductors) and machinery. The manufacturing sector increased production by 0.7% in 2022, primarily due to increased demand for electrical equipment and automobiles. The manufacturing sector increased production by 0.5% in 2023, primarily due to increased demand for automobiles and pharmaceuticals. The manufacturing sector increased production by 4.1% in 2024, primarily due to increased demand for electronic components (including semiconductors) and pharmaceuticals. Based on preliminary data, the manufacturing sector increased production by 6.0% in 2025, primarily due to increased demand for semiconductors and other transport equipment.

Automobiles. In 2021, automobile production decreased by 1.3% and domestic sales volume recorded a decrease of 8.5%, compared with 2020, primarily due to the global shortage of semiconductors amid the COVID-19 pandemic, but export sales volume recorded an increase of 8.6% compared with 2020, primarily due to an increase in the market share of domestic automobile manufacturers in the global automotive market. In 2022, automobile production increased by 8.5% and export sales volume recorded an increase of 12.7%, compared with 2021, primarily due to an increase in demand for Korean automobiles in the global automotive market as well as the gradual easing of the global shortage of automotive semiconductors in the second half of 2022, but domestic sales volume recorded a decrease of 3.2% compared with 2021, primarily due to the global shortage of automotive semiconductors during the first half of 2022. In 2023, automobile production increased by 13.0%, export sales volume recorded an increase of 20.3% and domestic sales volume recorded an increase of 3.3%, compared with 2022, primarily due to the continued easing of the global shortage of automotive semiconductors and increased global and domestic demand for environmentally-friendly automobiles. In 2024, automobile production decreased by 2.7% and domestic sales volume recorded a decrease of 6.5%, compared with 2023, primarily due to a decrease in demand for automobiles following a deterioration in domestic economic conditions, but export sales volume recorded an increase of 0.6% compared with 2023, primarily due to an increase in demand for environmentally-friendly automobiles in the global automotive market. Based on preliminary data, in 2025, automobile production decreased by 0.6% and export sales volume recorded a decrease of 1.7%, compared with 2024, primarily due to a decrease in automotive parts and increased overseas production, but domestic sales volume recorded an increase of 3.3%, compared with 2024, primarily due to increased domestic demand for environmentally-friendly automobiles.

Electronics. In 2021, electronics production amounted to ~~W~~370,907 billion, an increase of 12.4% from the previous year, and exports amounted to US$227.6 billion, an increase of 24.0% from the previous year, primarily due to an increase in demand for semiconductors, display panels, mobile devices, solid state drives and secondary cell batteries. In 2021, export sales of semiconductor memory chips constituted approximately 20.0% of the Republic’s total exports. In 2022, electronics production amounted to ~~W~~378,091 billion, an increase of 1.9% from the previous year, and exports amounted to US$233.2 billion, an increase of 2.5% from the previous year, primarily due to an increase in demand for semiconductors, display panels and secondary cell batteries. In 2022, export sales of semiconductor memory chips constituted approximately 19.1% of the Republic’s total exports. In 2023, electronics production amounted to ~~W~~352,540 billion, a decrease of 6.8% from the previous year, and exports amounted to US$186.8 billion, a decrease of 19.9% from the previous year, primarily due to a decrease in demand for semiconductors, computers and other electronic apparatuses. In 2023, export sales of semiconductor memory chips constituted approximately 15.8% of the Republic’s total exports. Based on preliminary data, in 2024, electronics production amounted to ~~W~~406,215 billion, an increase of 15.2% from the previous year, and exports amounted to US$235.1 billion, an increase of 25.9% from the previous year, primarily due to an increase in demand for semiconductors, computers and other electronic apparatuses. In 2024, export sales of semiconductor memory chips constituted approximately 20.8% of the Republic’s total exports. Based on preliminary data, in 2025, electronics production amounted to ~~W~~434,808 billion, an increase of 7.0% from the previous year, and exports amounted to US$264.3 billion, an increase of 12.4% from the previous year, primarily due to an increase in demand for semiconductors, computers, other electronic apparatuses and telecommunications equipment. In 2025, export sales of semiconductor memory chips constituted approximately 24.4% of the Republic’s total exports.

Iron and Steel. In 2021, crude steel production totaled 70.4 million tons, an increase of 5.0% from 2020, primarily due to an increase in domestic demand for crude steel products following a gradual economic recovery from the COVID-19 pandemic, but export sales volume of iron and steel products decreased by 6.1%, primarily due to an increase in the price of steel products coupled with a decrease in global demand for crude steel products resulting from the COVID-19 pandemic. In 2022, crude steel production totaled 65.8 million tons, a decrease of 6.5% from 2021, primarily due to disruptions in supply chain resulting from the Russia-Ukraine war and the temporary closure of steel production plants in Korea due to a typhoon during the course of 2022, and export sales volume of iron and steel products decreased by 5.3%, primarily due to a decrease in global demand for crude steel products resulting from the lingering effects of the COVID-19 pandemic and a general slowdown of the global economy. In 2023, crude steel production totaled 66.7 million tons, an increase of 1.3% from 2022, primarily due to the re-opening of steel production plants in Korea following the recovery from the damage caused by a typhoon during 2022, and export sales volume of iron and steel products increased by 6.5%, primarily due to an increase in demand for crude steel products from North America and Japan. In 2024, crude steel production totaled 63.7 million tons, a decrease of 4.5% from 2023, primarily due to a decrease in domestic demand for crude steel products resulting from adverse conditions in the construction and shipbuilding industries, although export sales volume of iron and steel products increased by 3.7%, primarily due to an increase in demand for crude steel products from export destinations in Europe, Mexico and India. Based on preliminary data, in 2025, crude steel production totaled 62.2 million tons, a decrease of 2.4% from 2024, primarily due to a decrease in global demand for crude steel products as well as a decrease in domestic demand resulting from adverse conditions in the construction and real estate industries.

Shipbuilding. In 2021, the Republic’s shipbuilding orders amounted to approximately 17 million compensated gross tons, an increase of 112.5% compared to 2020, primarily due to increased demand for container carriers and LNG carriers. In 2022, the Republic’s shipbuilding orders amounted to approximately 16 million compensated gross tons, a decrease of 5.9% compared to 2021, primarily due to a decrease in demand for oil tankers and container carriers. In 2023, the Republic’s shipbuilding orders amounted to approximately 10 million compensated gross tons, a decrease of 37.5% compared to 2022, primarily due to decreased demand for container carriers and LNG carriers. In 2024, the Republic’s shipbuilding orders amounted to approximately 11 million compensated gross tons, an increase of 10.0% compared to 2023, primarily due to an increase in demand for LNG carriers, oil tankers and container carriers. Based on preliminary data, in 2025, the Republic’s shipbuilding orders amounted to approximately 12 million compensated gross tons, an increase of 9.1% compared to 2024, primarily due to an increase in demand for LNG carriers.

In addition, activity levels in the Republic’s shipbuilding sector are expected to be influenced by recent international developments, including the participation of major Korean shipbuilders in the United States’ “Make American Shipbuilding Great Again” initiative, a program involving up to US$150 billion in support by the Republic to revitalize American shipbuilding through investments in U.S. shipyard assets, maintenance, repair and overhaul agreements with U.S. shipbuilders, and joint technology development and workforce training programs. Korean shipbuilders have also expanded their global naval defense exports, securing significant naval vessel supply agreements with countries including Peru and the Philippines.

Agriculture, Forestry and Fisheries

The Government’s agricultural policy has traditionally focused on:

•	grain production;

•	development of irrigation systems;

•	land consolidation and reclamation;

•	seed improvement;

•	mechanization measures to combat drought and flood damage; and

•	increasing agricultural incomes.

Recently, however, the Government has increased emphasis on cultivating profitable crops and strengthening international competitiveness as a result of the continued opening of the domestic agricultural market.

In 2021, rice production increased 11.4% from 2020 to 3.9 million tons. In 2022, rice production decreased 2.6% from 2021 to 3.8 million tons. In 2023, rice production decreased 2.6% from 2022 to 3.7 million tons. In 2024, rice production decreased 2.7% from 2023 to 3.6 million tons. In 2025, rice production decreased 2.8% from 2024 to 3.5 million tons. Due to limited crop yields resulting from geographical and physical constraints, the Republic depends on imports for certain basic foodstuffs.

The Government is seeking to develop the fishing industry by encouraging the building of large fishing vessels and modernizing fishing equipment, marketing techniques and distribution outlets.

In 2021, the agriculture, forestry and fisheries industry increased by 3.4% compared to 2020, primarily due to an increase in farming and fisheries production. In 2022, the agriculture, forestry and fisheries industry increased by 0.8% compared to 2021, primarily due to an increase in livestock production. In 2023, the agriculture, forestry and fisheries industry decreased by 1.8% compared to 2022, primarily due to a decrease in farming and livestock production. Based on preliminary data, in 2024, the agriculture, forestry and fisheries industry increased by 0.6% compared to 2023, primarily due to an increase in farming and livestock production. Based on preliminary data, in 2025, the agriculture, forestry and fisheries industry increased by 1.4% compared to 2024, primarily due to an increase in farming, livestock and fisheries production.

Construction

In 2021, the construction industry decreased by 0.9% compared to 2020, primarily due to a decrease in the construction of residential buildings. In 2022, the construction industry increased by 0.9% compared to 2021, primarily due to an increase in the construction of commercial buildings. In 2023, the construction industry decreased by 0.6% compared to 2022, primarily due to a decrease in the construction of residential buildings. Based on preliminary data, in 2024, the construction industry decreased by 3.8% compared to 2023, primarily due to a decrease in the construction of residential buildings. Based on preliminary data, in 2025, the construction industry decreased by 9.5% compared to 2024, primarily due to decreases in both residential and commercial buildings.

Electricity and Gas

The following table sets out the Republic’s dependence on imports for energy consumption:

Dependence on Imports for Energy Consumption

	Total Primary Energy Supply	Imports	Imports Dependence Ratio
	(millions of tons of oil equivalents(1), except ratios)
2021	300.4	284.8	94.8
2022	303.8	286.8	94.4
2023	298.1	279.3	93.7
2024(2)	304.3	284.2	93.4
2025(2)	298.8	277.6	92.9

(1)	Conversion to tons of oil equivalents was calculated based on energy conversion factors under the Energy Act Enforcement Decree as amended in July 2017.
(2)	Preliminary.

Source: Korea Energy Economics Institute; Korea National Statistical Office

Korea has almost no domestic oil or gas production and depends on imported oil and gas to meet its energy requirements. Accordingly, the international prices of oil and gas significantly affect the Korean economy. Any significant long-term increase in the prices of oil and gas (including as a result of the ongoing military conflict between Iran and other countries, including the United States and Israel, which has resulted in higher oil prices to date) will increase inflationary pressures in Korea and adversely affect the Republic’s balance of trade.

To reduce its dependence on oil and gas imports, the Government has encouraged energy conservation and energy source diversification emphasizing nuclear energy. The following table sets out the principal primary sources of energy supplied in the Republic, expressed in oil equivalents and as a percentage of total energy consumption.

Primary Energy Supply by Source

	Coal		Gas		Oil		Nuclear		Others(1)		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%	Quantity	%	Quantity	%

	(millions of tons of oil equivalents(2), except percentages)
2021	76,818	25.6	59,594	19.8	115,205	38.4	33,657	11.2	15,091	5.0	300,365	100.0
2022	75,803	25.0	59,096	19.5	114,676	37.7	37,500	12.3	16,732	5.5	303,807	100.0
2023	73,507	24.7	56,718	19.0	111,036	37.2	38,445	12.9	18,432	6.2	298,138	100.0
2024(3)	69,664	22.9	60,871	20.0	113,861	37.4	40,205	13.2	19,654	6.5	304,255	100.0
2025(3)	68,481	22.9	60,961	20.4	108,985	36.5	39,340	13.2	20,994	7.0	298,761	100.0

(1)	Includes hydro-electric power, biofuels and waste-based energy, geothermal and solar power and heat.
(2)	Conversion to tons of oil equivalents was calculated based on energy conversion factors under the Energy Act Enforcement Decree as amended in July 2017.
(3)	Preliminary.

Source: Korea Energy Economics Institute; The Bank of Korea

The Republic’s first nuclear power plant went into full operation in 1978 with a rated generating capacity of 587 megawatts. As of December 31, 2025, the Republic had 26 nuclear plants with a total estimated nuclear power installed generating capacity of 26,050 megawatts and four nuclear plants under construction.

In February 2025, the Government announced the Eleventh Basic Plan of Long-Term Electricity Supply and Demand for the period from 2024 to 2038, which focuses on, among other things, (i) promoting the use of scientific methods to estimate and calculate future electricity demand, (ii) pursuit of energy mix that prioritizes supply stability, efficiency and carbon neutrality, (iii) expansion of carbon-free energy sources instead of converting aging coal-fired generation plants into LNG power plants, (iv) expansion of power grid systems that take into account the construction of new facilities for renewable energy, and (v) effective utilization of the energy market to enhance supply stability and energy distribution. Furthermore, the Eleventh Basic Plan includes the following implementation measures: (i) continued utilization of nuclear power as a carbon-free energy source, (ii) systematic expansion of renewable energy sources while attaining greenhouse gas reduction goals, (iii) expansion of clean hydrogen- and ammonia-based power generation, and (iv) incorporation of district energy systems into the national electricity supply and demand management framework.

Services Sector

In 2021, the service industry increased by 8.8% compared to 2020 as the arts, sports and recreation related services sector increased by 18.8%, the information and communications sector increased by 14.6% and the transportation and storage sector increased by 11.9%, each compared with 2020. In 2022, the service industry increased by 11.6% compared to 2021 as the arts, sports and recreation related services sector increased by 48.5%, the transportation and storage sector increased by 30.5% and the accommodation and food services sector increased by 25.6%, each compared with 2021. In 2023, the service industry increased by 4.9% compared to 2022 as the arts, sports and recreation related services sector increased by 9.8%, the membership organizations, repair and other personal services sector increased by 9.6% and the financial and insurance activities sector increased by 8.8%, each compared with 2022. In 2024, the service industry increased by 3.3% compared to 2023 as the transportation and storage sector increased by 7.6%, the arts, sports and recreation related services sector increased by 3.8% and the human health and social work activities sector increased by 5.7%, each compared with 2023. Based on preliminary data, in 2025, the service industry increased by 3.3% compared to 2024 as the human health and social work activities sector increased by 6.9%, the information and communications sector increased by 4.6% and the financial and insurance activities sector increased by 4.2%, each compared with 2024.

Prices, Wages and Employment

The following table shows selected price and wage indices and unemployment rates:

	Producer Price Index(1)	Increase (Decrease) Over Previous Year	Consumer Price Index(1)	Increase (Decrease) Over Previous Year	Wage Index(1)(2)	Increase (Decrease) Over Previous Year	Unemployment Rate(1)(3)
	(2020=100)	(%)	(2020=100)	(%)	(2015=100)	(%)	(%)
2021	106.4	6.4	102.5	2.5	123.5	6.9	3.7
2022	115.3	8.4	107.7	5.1	130.7	5.8	2.9
2023	117.1	1.6	111.6	3.6	134.9	3.2	2.7
2024	119.1	1.7	114.2	2.3	138.4	2.6	2.8
2025	120.5	1.2	116.6	2.1	143.1	3.4	2.8

(1)	Average for the year.
(2)	Nominal wage index of average earnings in the manufacturing industry.
(3)	Expressed as a percentage of the economically active population.

Source: The Bank of Korea; Korea National Statistical Office

In 2021, the inflation rate increased to 2.5%, primarily due to increases in agricultural and livestock product prices and oil prices. In 2022, the inflation rate increased to 5.1%, primarily due to increases in agricultural and livestock product prices and oil prices. In 2023, the inflation rate decreased to 3.6%, primarily due to a slower rate of increase in the prices of agricultural and livestock products and oil. In 2024, the inflation rate decreased to 2.3% despite increases in agricultural and livestock product prices, primarily due to a slower rate of increase in the prices of personal services, electricity, gas, water and processed goods and, to a lesser extent, a decrease in oil prices. Based on preliminary data, in 2025, the inflation rate decreased to 2.1%, primarily due to a slower rate of increase in the prices of agricultural and livestock product prices and oil prices. Based on preliminary data, the inflation rate was 2.6% in the first half of 2026.

In 2021, the unemployment rate decreased to 3.7%, reflecting a gradual recovery of the Korean economy from the COVID-19 pandemic. In 2022, the unemployment rate decreased to 2.9%, reflecting a gradual recovery of the Korean economy from the COVID-19 pandemic. In 2023, the unemployment rate decreased to 2.7%, primarily due to an increase in the number of workers employed in the service industry. In 2024, the unemployment rate increased to 2.8%, primarily due to a decrease in the number of workers employed in the manufacturing and construction sectors. Based on preliminary data, in 2025, the unemployment rate remained stable at 2.8%. Based on preliminary data, the unemployment rate was 3.2% in the first half of 2026.

From 1992 to 2009, the economically active population of the Republic increased by approximately 24.8% to 24.3 million, while the number of employees increased by approximately 23.7% to 23.5 million. The economically active population over 15 years old as a percentage of the total over-15 population has remained between 62% and 65% over the past decade. Literacy among workers under 50 is almost universal. As of December 31, 2025, the economically active population of the Republic was 29.6 million and the number of employees was 28.8 million.

The following table shows selected employment information by industry and by gender:

	2021	2022	2023	2024	2025
	(all figures in percentages, except as indicated)
Labor force (in thousands of persons)	27,273	28,089	28,416	28,576	28,769
Employment by Industry:
Agriculture, Forestry and Fishing	5.3	5.4	5.3	5.2	4.8
Mining and Manufacturing	16.1	16.1	15.7	15.6	15.3
S.O.C & Services	78.6	78.5	79.0	79.2	79.9
Electricity, Transport, Communication and Finance	12.2	12.3	12.4	12.8	13.1
Business, Private & Public Service and Other Services	38.8	39.1	39.5	39.7	40.9
Construction	7.7	7.6	7.4	7.2	6.7
Wholesale & Retail Trade, Hotels and Restaurants	20.0	19.6	19.6	19.4	19.2

Total Employed	100.0	100.0	100.0	100.0	100.0

Employment by Gender:
Male	57.0	56.7	56.1	55.7	55.4
Female	43.0	43.3	43.9	44.3	44.6

Total Employed	100.0	100.0	100.0	100.0	100.0

Source: The Bank of Korea

Pursuant to certain amendments to the Labor Standards Act that became effective on July 1, 2018, the maximum working hours of employees have been reduced from 68 hours per week to 52 hours per week, and the number of special industries that are exempt from restrictions on maximum working hours was significantly reduced. This maximum working hours restriction under the amended Labor Standards Act is in effect for workplaces with 300 or more workers from July 1, 2018, and has been extended to workplaces with 50 or more but fewer than 300 workers from January 1, 2020, and has been further extended to workplaces with five or more but fewer than 50 workers from July 1, 2021.

Labor unrest in connection with demands by unionized workers for better wages and working conditions and greater job security occurs from time to time in the Republic. Some of the significant incidents in recent years include the following:

•

In November and December 2021, unionized workers at Hankook Tire & Technology, one of Korea’s largest tire makers, went on a full strike demanding higher wages and performance-based incentive payments.

•

In 2021, unionized workers at CJ Logistics, one of Korea’s largest freight transportation companies, went on a series of partial strikes and demonstrations, demanding higher wages commensurate with increases in parcel delivery fees.

•

In June and November 2022, unionized truck drivers across various industries went on nationwide strikes demanding that a minimum pay system based on freight rates be made permanent and expanded in scope.

•	In 2022, subcontracted workers of Daewoo Shipping and Marine Engineering went on a full strike demanding higher wages.

•	In September 2023, the National Railroad Workers’ Union went on strike demanding improved pay and working conditions and an expansion of the KTX bullet train services.

•	In November 2023, unionized Seoul subway workers went on strike in protest of the city-run Seoul Metro’s bid to downsize its workforce.

•

In early 2024, thousands of doctors went on strike to protest the Government’s plans to increase the number of medical school admissions, and to demand higher pay and reductions in their workload, among others.

•	In December 2024, the National Railroad Workers’ Union and Seoul Subway Workers’ Union went on strike demanding increased pay and improved working conditions.

•	In September and October 2025, unions representing airport workers across multiple airports in the Republic conducted coordinated strikes demanding improved pay, job security and working conditions.

•	In December 2025 unionized workers at Korea Railroad Corporation and Seoul Metro went on a strike demanding increased pay, improved working conditions and staffing levels.

Actions such as these by labor unions may hinder implementation of the labor reform measures and disrupt the Government’s plans to create a more flexible labor market. Although much effort is being expended to resolve labor disputes in a peaceful manner, there can be no assurance that further labor unrest will not occur in the future. Continued labor unrest in key industries of the Republic may have an adverse effect on the economy.

In 1997, the Korean Confederation of Trade Unions organized a political alliance, which led to the formation of the Democratic Labor Party in January 2000. The Democratic Labor Party merged with The New People’s Participation Party and changed its name to The Unified Progressive Party, or the UPP, in December 2011. In October 2012, the UPP split and seven UPP members of the National Assembly and their supporters formed a new party, the Progressive Justice Party, which changed its name to the Justice Party in July 2013. In December 2014, the Constitutional Court ordered the dissolution of the UPP and the removal of the party’s five lawmakers from the National Assembly for violating the Republic’s Constitution after certain of its members were convicted of trying to instigate an armed rebellion and supporting North Korea. In the legislative general election held on April 13, 2016, the Justice Party won six seats in the National Assembly, and the members-elect began their four-year terms on May 30, 2016. As of December 31, 2025, the Justice Party did not hold any seat in the National Assembly.

Population and Birthrate

Both the population and birthrate in the Republic have been declining for most of the recent past. The following table shows the population and birthrate of the Republic:

	2021	2022	2023	2024	2025
Population (in thousands of persons)	51,639	51,439	51,325	51,217	51,117
Birthrate (percentage)(1)	0.81	0.78	0.72	0.75	0.80	(2)

(1)	Represents the average number of children a woman gives birth to over her lifetime.
(2)	Preliminary.

Source: Ministry of the Interior and Safety; Korea National Statistical Office

The Financial System

Structure of the Financial Sector

The Republic’s financial sector includes the following categories of financial institutions:

•	The Bank of Korea;

•	banking institutions;

•	non-bank financial institutions; and

•	other financial entities, including:

•	financial investment companies;

•	credit guarantee institutions;

•	venture capital companies; and

•	miscellaneous others.

To increase transparency in financial transactions and enhance the integrity and efficiency of the financial markets, Korean law requires that financial institutions confirm that their clients use their real names when transacting business. The Government also strengthened confidentiality protection for private financial transactions.

In July 2007, the Korean National Assembly passed the Financial Investment Services and Capital Markets Act, or the FSCMA, under which various industry-based capital markets regulatory systems were consolidated into a single regulatory system. The FSCMA, which became effective in February 2009, expands the scope of permitted investment-related financial products and activities through expansive definitions of financial instruments and function-based regulations that allow financial investment companies to offer a wider range of financial services, as well as strengthening investor protection and disclosure requirements.

Prior to the effective date of the FSCMA, separate laws regulated various types of financial institutions depending on the type of the financial institution (for example, securities companies, futures companies, trust business companies and asset management companies) and subjected financial institutions to different licensing and ongoing regulatory requirements (for example, under the Securities and Exchange Act, the Futures Trading Act and the Indirect Investment Asset Management Business Act). By applying one uniform set of rules to financial businesses having the same economic function, the FSCMA attempts to improve and address issues caused by the previous regulatory system under which the same economic function relating to capital markets-related business were governed by multiple regulations. To this end, the FSCMA categorizes capital markets-related businesses into six different functions as follows:

•	investment dealing (trading and underwriting of financial investment products);

•	investment brokerage (brokerage of financial investment products);

•	collective investment (establishment of collective investment schemes and the management thereof);

•	investment advice;

•	discretionary investment management; and

•	trusts (together with the five businesses set forth above, the Financial Investment Businesses).

Accordingly, all financial businesses relating to financial investment products are classified as one or more of the Financial Investment Businesses described above, and financial institutions are subject to the regulations applicable to their relevant Financial Investment Businesses, irrespective of what type of financial institution it is. For example, under the FSCMA, derivative businesses conducted by securities companies and futures companies are subject to the same regulations, at least in principle.

The banking business and the insurance business are not subject to the FSCMA and will continue to be regulated under separate laws; provided, however, that they are subject to the FSCMA if their activities involve any Financial Investment Businesses requiring a license based on the FSCMA.

Banking Industry

The banking industry comprises commercial banks and specialized banks. Commercial banks serve the general public and corporate sectors. They include nationwide banks, regional banks and branches of foreign banks. Regional banks provide services similar to nationwide banks, but operate in a geographically restricted region. Branches of foreign banks have operated in the Republic since 1967 but provide a relatively small proportion of the country’s banking services. As of December 31, 2025, there were seven nationwide banks, five regional banks, three internet-only banks and 33 foreign banks with branches operating in the Republic.

Specialized banks meet the needs of specific sectors of the economy in accordance with Government policy; they are organized under, or chartered by, special laws. Specialized banks include (i) The Korea Development Bank, (ii) The Export-Import Bank of Korea, (iii) Industrial Bank of Korea, (iv) SuHyup Bank and (v) NongHyup Bank. The Government has made capital contributions to three of these specialized banks as follows:

•

The Korea Development Bank: the Government owns directly all of its paid-in capital and has made capital contributions since its establishment in 1954. Recent examples include the Government’s contributions to its capital of ~~W~~1,121 billion in 2021, ~~W~~1,265 billion in 2022, ~~W~~775 billion in 2023, ~~W~~2,390 billion in 2024 and ~~W~~942 billion in 2025. Taking into account these capital contributions, its total paid-in capital was ~~W~~27,258 billion as of December 31, 2025.

•

The Export-Import Bank of Korea: the Government owns, directly and indirectly, all of its paid-in capital and has made capital contributions since its establishment in 1976. Recent examples include the Government’s contributions to its capital of ~~W~~299 billion in 2021, ~~W~~25 billion in 2022, ~~W~~2,000 billion in 2023, ~~W~~2,100 billion in 2024 and ~~W~~300 billion in 2025. Taking into account these capital contributions, its total paid-in capital was ~~W~~17,173 billion as of December 31, 2025.

•

Industrial Bank of Korea: the Government directly owned 59.5% of its total shares (including common and preferred shares) as of December 31, 2025. The Government had owned all of the issued share capital of Industrial Bank of Korea until 1994, but the Government’s minimum share ownership requirement was repealed in 1997, and the Government has since periodically adjusted its ownership percentage in Industrial Bank of Korea through transactions involving the purchase and sale of its common shares. In 2020, Industrial Bank of Korea issued an aggregate of 161,507,381 new common shares to the Government for a total of ~~W~~1,266 billion in cash. In November 2020, Industrial Bank of Korea acquired from the Government and cancelled an aggregate of 44,847,038 perpetual preferred shares that it had previously issued to the Government. In May 2021, Industrial Bank of Korea issued and sold 5,636,227 new ordinary shares to the Government for an aggregate consideration of ~~W~~49 billion in cash. Taking into account such transactions, its total paid-in capital was ~~W~~4,211 billion as of December 31, 2025.

The economic difficulties in 1997 and 1998 caused an increase in Korean banks’ non-performing assets and a decline in capital adequacy ratios of Korean banks. From 1998 through 2002, the Financial Services Commission amended banking regulations several times to adopt more stringent criteria for non-performing assets that more closely followed international standards.

The following table sets out the total loans (including loans in Won and loans in foreign currencies) and non-performing assets of Korean banks as of the dates indicated.

	Total Loans		Non-Performing Assets(1)		Percentage of Total
	(trillions of won)				(%)
December 31, 2021	2,371.9		11.8		0.5
December 31, 2022	2,532.4		10.1		0.4
December 31, 2023	2,629.0		12.5		0.5
December 31, 2024	2,799.1		15.0		0.5
December 31, 2025(2)	2,905.8	(2)	16.6	(2)	0.6	(2)

(1)	Assets classified as substandard or below.
(2)	Preliminary.

Source: Financial Supervisory Service

In 2021, these banks posted an aggregate net profit of ~~W~~16.9 trillion, compared to an aggregate net profit of ~~W~~12.1 trillion in 2020, primarily due to the significant amount of gains recognized by The Korea Development Bank in connection with the exercise of its right to convert its convertible bonds issued by HMM Company Limited into common shares, which took place in June 2021, and to a lesser extent, increased net interest income and decreased loan loss provisions. In 2022, these banks posted an aggregate net profit of ~~W~~18.5 trillion, compared to an aggregate net profit of ~~W~~16.9 trillion in 2021, primarily due to increased net interest income reflecting the rise in interest rates during 2022. In 2023, these banks posted an aggregate net profit of ~~W~~21.7 trillion, compared to an aggregate net profit of ~~W~~18.5 trillion in 2022, primarily due to an increase in net interest income, which was offset in part by an increase in loan loss provisions. In 2024, these banks posted an aggregate net profit of ~~W~~22.2 trillion, compared to an aggregate net profit of ~~W~~21.7 trillion in 2023, primarily due to a decrease in loan loss provisions, which was offset in part by an increase in non-operating expenses. Based on preliminary data, in 2025, these banks posted an aggregate net profit of ~~W~~24.1 trillion, compared to an aggregate net profit of ~~W~~22.2 trillion in 2024, primarily due to a significant rise in foreign exchange and derivatives-related gains driven by heightened volatility in interest rates and exchange rates during 2025.

Non-Bank Financial Institutions

Non-bank financial institutions include:

•	savings institutions, including trust accounts of banks, mutual savings banks, credit unions, mutual credit facilities, community credit cooperatives and postal savings;

•	life insurance institutions; and

•	credit card companies.

As of December 31, 2025, 79 mutual savings banks, 22 life insurance institutions, which include joint venture life insurance institutions and wholly-owned subsidiaries of foreign life insurance companies, and eight credit card companies operated in the Republic.

Money Markets

In the Republic, the money markets consist of the call market and markets for a wide range of other short-term financial instruments, including treasury bills, monetary stabilization bonds, negotiable certificates of deposits, repurchase agreements and commercial paper.

Securities Markets

On January 27, 2005, the Korea Exchange was established pursuant to the now repealed Korea Securities and Futures Trading Act by consolidating the Korea Stock Exchange, the Korea Futures Exchange, the KOSDAQ Stock Market, Inc., or the KOSDAQ, and the KOSDAQ Committee of the Korea Securities Dealers Association, which had formerly managed the KOSDAQ. There are three major markets operated by the Korea Exchange: the KRX KOSPI Market, the KRX KOSDAQ Market, and the KRX Derivatives Market. The Korea Exchange has two trading floors located in Seoul, one for the KRX KOSPI Market and one for the KRX KOSDAQ Market, and one trading floor in Busan for the KRX Derivatives Market. The Korea Exchange is a joint stock company with limited liability, the shares of which are held by (i) financial investment companies that were formerly members of the Korea Futures Exchange or the Korea Stock Exchange and (ii) the stockholders of the KOSDAQ. Currently, the Korea Exchange is the only stock exchange in Korea and is operated by membership, having as its members Korean financial investment companies and some Korean branches of foreign financial investment companies.

The Korea Exchange publishes the Korea Composite Stock Price Index every ten seconds, which is an index of all equity securities listed on the Korea Exchange. The Korea Composite Stock Price Index is computed using the aggregate value method, whereby the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

The following table shows the value of the Korea Composite Stock Price Index as of the dates indicated:

December 30, 2021	2,977.7
January 28, 2022	2,663.3
February 28, 2022	2,699.2
March 31, 2022	2,757.7
April 29, 2022	2,695.1
May 31, 2022	2,685.9
June 30, 2022	2,332.6
July 29, 2022	2,451.5
August 31, 2022	2,472.1
September 30, 2022	2,155.5
October 31, 2022	2,293.6
November 30, 2022	2,472.5
December 29, 2022	2,236.4
January 31, 2023	2,425.1
February 28, 2023	2,412.9
March 31, 2023	2,476.9
April 28, 2023	2,501.5
May 31, 2023	2,577.1
June 30, 2023	2,564.3
July 31, 2023	2,632.6
August 31, 2023	2,556.3
September 27, 2023	2,465.1
October 31, 2023	2,278.0
November 30, 2023	2,535.3
December 28, 2023	2,655.3
January 31, 2024	2,497.1
February 29, 2024	2,642.4
March 29, 2024	2,746.6
April 30, 2024	2,692.1
May 31, 2024	2,636.5
June 28, 2024	2,797.8
July 31, 2024	2,770.7
August 30, 2024	2,674.3
September 30, 2024	2,593.3
October 31, 2024	2,556.2
November 29, 2024	2,455.9
December 30, 2024	2,399.5
January 31, 2025	2,517.4
February 28, 2025	2,532.8
March 31, 2025	2,481.1
April 30, 2025	2,556.6
May 30, 2025	2,697.7
June 30, 2025	3,071.7
July 31, 2025	3,245.4
August 29, 2025	3,186.0
September 30, 2025	3,424.6
October 31, 2025	4,107.5
November 28, 2025	3,926.6

December 30, 2025	4,214.2
January 30, 2026	5,224.4
February 27, 2026	6,224.1
March 31, 2026	5,052.5
April 30, 2026	6,598.9
May 29, 2026	8,476.2
June 30, 2026	8,476.5
July 31, 2026	6,595.5

Over the years, liquidity and credit concerns and volatility in the global financial markets have led to fluctuations in the stock prices of Korean companies. In recent years, there was significant volatility in the stock prices of Korean companies due to geopolitical uncertainties, exchange rate fluctuations and changes in domestic economic conditions. The index was 6,598.3 on August 5, 2026.

Supervision System

The Office of Bank Supervision, the Securities Supervisory Board, the Insurance Supervisory Board and all other financial sector regulatory bodies merged in January 1999 to form the Financial Supervisory Service. The Financial Supervisory Service acts as the executive body of the Financial Services Commission. The Financial Services Commission reports to, but operates independently of, the Prime Minister’s office.

The Ministry of Finance and Economy focuses on fiscal policy and foreign currency regulations. The Bank of Korea manages monetary policy focusing on price stabilization.

Deposit Insurance System

The Republic’s deposit insurance system insures amounts on deposit with banks, non-bank financial institutions, securities companies and life insurance companies.

The Depositor Protection Act of Korea provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of ~~W~~100 million per depositor per bank, which limit increased from ~~W~~50 million through an amendment to the Presidential Decree to the Depositor Protection Act of Korea that became effective in September 2025.

The Government excluded certain deposits, such as repurchase agreements, from the insurance scheme, expanded the definition of insured financial institutions to which the insurance scheme would apply and gradually increased the insurance premium rates applicable to insured financial institutions.

Monetary Policy

The Bank of Korea

The Bank of Korea was established in 1950 as Korea’s central bank and the country’s sole currency issuing bank. A seven-member Monetary Policy Committee, chaired by the Governor of The Bank of Korea, formulates and controls monetary and credit policies.

Inflation targeting is the basic system of operation for Korean monetary policy. The consumer price index is used as The Bank of Korea’s target indicator. To achieve its established inflation target, the Monetary Policy Committee of The Bank of Korea determines and announces the “Bank of Korea Base Rate”, the reference rate applied in transactions such as repurchase agreements between The Bank of Korea and its financial institution counterparts. The Bank of Korea uses open market operations as its primary instrument to keep the call rate in line with the Monetary Policy Committee’s target rate. In addition, The Bank of Korea is able to establish policies regarding its lending to banks in Korea and their reserve requirements.

Interest Rates

The Bank of Korea lowered its policy rate to 1.5% from 1.75% on July 18, 2019 and to 1.25% from 1.5% on October 16, 2019 to address the sluggishness of the global and domestic economy. On March 16, 2020, The Bank of Korea further lowered its policy rate to 0.75% from 1.25%, which was further lowered to 0.5% on May 28, 2020, in response to deteriorating economic conditions resulting from the COVID-19 pandemic. However, as the economy began to show signs of recovery from the COVID-19 pandemic starting from the second half of 2021, The Bank of Korea raised its policy rate from 0.50% to 0.75% on August 26, 2021, 1.00% on November 25, 2021 and 1.25% on January 14, 2022. Subsequently, in response to rising levels of household debt and inflationary pressures, The Bank of Korea continued to raise its policy rate, to 1.50% on April 14, 2022, 1.75% on May 26, 2022, 2.25% on July 13, 2022, 2.50% on August 25, 2022, 3.00% on October 12, 2022, 3.25% on November 24, 2022 and 3.50% on January 13, 2023. However, The Bank of Korea began to lower its policy rate, to 3.25% on October 11, 2024, 3.00% on November 28, 2024, 2.75% on February 25, 2025 and 2.50% on May 29, 2025 in response to weak economic conditions in the Republic. Most recently, on July 16, 2026, The Bank of Korea raised its policy rate to 2.75% from 2.50%, in response to rising levels of household debt and inflationary pressures.

With the deregulation of interest rates on banks’ demand deposits on February 2, 2004, The Bank of Korea completed the interest rate deregulation based upon the “Four-Stage Interest Rate Liberalization Plan” announced in 1991. The prohibition on the payment of interest on ordinary checking accounts was, however, maintained.

Money Supply

The following table shows the volume of the Republic’s money supply:

	December 31,
	2021	2022	2023	2024	2025
	(billions of Won)
Money Supply (M1)(1)	1,378,591.0	1,243,808.2	1,247,774.9	1,294,069.8	1,384,025.4
Quasi-money(2)	2,006,660.3	2,395,782.7	2,487,393.0	2,602,452.9	2,715,715.6
Money Supply (M2)(3)	3,385,251.3	3,639,590.9	3,735,167.9	3,896,522.7	4,099,741.0
Percentage Increase Over Previous Year	11.7%	7.5%	2.6%	4.3%	5.2%

(1)	Consists of currency in circulation and demand and instant access savings deposits at financial institutions.
(2)

Includes time and installment savings deposits, marketable instruments, yield-based dividend instruments and financial debentures, excluding financial instruments with a maturity of more than two years.

(3)	Money Supply (M2) is the sum of Money Supply (M1) and quasi-money.

Source: The Bank of Korea

Exchange Controls

Authorized foreign exchange banks, as registered with the Ministry of Finance and Economy, handle foreign exchange transactions. The Ministry has designated other types of financial institutions to handle foreign exchange transactions on a limited basis.

Korean laws and regulations generally require a report to either the Ministry of Finance and Economy, The Bank of Korea or authorized foreign exchange banks, as applicable, for issuances of international bonds and other instruments, overseas investments and certain other transactions involving foreign exchange payments.

In 1993, 1994 and 1995, the Government relaxed regulations of foreign exchange position ceilings and foreign exchange transaction documentation and created free Won accounts which may be opened by non-residents at Korean foreign exchange banks. The Won funds deposited into the free Won accounts may be converted into foreign currencies and remitted outside Korea without any governmental approval. In December 1996, after joining the OECD, the Republic freed the repatriation of investment funds, dividends and profits, as well as loan repayments and interest payments. The Government continues to reduce exchange controls in response to changes in the world economy, including the new trade regime under the WTO, anticipating that such foreign exchange reform will improve the Republic’s competitiveness and encourage strategic alliances between domestic and foreign entities.

In September 1998, the National Assembly passed the Foreign Exchange Transactions Act, which became effective in April 1999 and has subsequently been amended numerous times. In principle, most currency and capital transactions, including, among others, the following transactions, have been liberalized:

•	the investment in real property located overseas by Korean companies and financial institutions;

•	the establishment of overseas branches and subsidiaries by Korean companies and financial institutions;

•	the investment by non-residents in deposits and trust products having more than one year maturities; and

•	the issuance of debentures by non-residents in the Korean market.

To minimize the adverse effects from further opening of the Korean capital markets, the Ministry of Finance and Economy is authorized to introduce a variable deposit requirement system to restrict the influx of short-term speculative funds.

The Government has also embarked on a second set of liberalization initiatives starting in January 2001, under which ceilings on international payments for Korean residents have been eliminated, including overseas travel expenses, overseas inheritance remittances and emigration expenses. Overseas deposits, trusts, acquisitions of foreign securities and other foreign capital transactions made by residents and the making of deposits in Korean currency by non-residents have also been liberalized. In line with the foregoing liberalization, measures will also be adopted to curb illegal foreign exchange transactions and to stabilize the foreign exchange market.

Effective as of January 1, 2006, the Government liberalized the regulations governing “capital transactions”. The regulations provide that no regulatory approvals are required for any capital transactions. The capital transactions previously subject to approval requirements are now subject only to reporting requirements.

In January 2010, the Financial Supervisory Service introduced the Standards for Risk Management of Foreign Exchange Derivatives Transactions to the Enforcement Rules for Supervision of Banking Business to prevent over-hedging of foreign exchange risk by corporate investors. According to the standards as amended in June 2025, if a corporate investor, other than a financial institution or a public enterprise, wishes to enter into a currency forward, currency option, foreign exchange swap or currency swap agreement with a bank, the bank is required to verify whether the corporate investor’s assets, liabilities or contracts face foreign exchange risks that could be mitigated by a currency forward, currency option, foreign exchange swap or currency swap agreement. In addition, the bank is required to ensure that the corporate investor’s risk hedge ratio, which is the ratio of the aggregate notional amount to the aggregate amount of risk, does not exceed 125%.

Foreign Exchange

The following table shows the exchange rate between the Won and the U.S. Dollar (in Won per U.S. Dollar) as announced by the Seoul Money Brokerage Services, Ltd. as of the dates indicated:

Won/U.S. Dollar Exchange Rate
December 31, 2021	1,185.5
January 28, 2022	1,202.4
February 28, 2022	1,202.7
March 31, 2022	1,210.8
April 29, 2022	1,269.4
May 31, 2022	1,245.8
June 30, 2022	1,299.4
July 29, 2022	1,304.0
August 31, 2022	1,347.5
September 30, 2022	1,434.8
October 31, 2022	1,419.3
November 30, 2022	1,331.5
December 30, 2022	1,267.3
January 31, 2023	1,228.7
February 28, 2023	1,317.4
March 31, 2023	1,303.8
April 28, 2023	1,339.9
May 31, 2023	1,322.2
June 30, 2023	1,312.8
July 31, 2023	1,280.0
August 31, 2023	1,321.4
September 27, 2023	1,344.8
October 31, 2023	1,352.8
November 30, 2023	1,289.0
December 29, 2023	1,289.4
January 31, 2024	1,330.6
February 29, 2024	1,334.0
March 29, 2024	1,346.8
April 30, 2024	1,378.1
May 31, 2024	1,376.5
June 28, 2024	1,389.2
July 31, 2024	1,384.6
August 30, 2024	1,335.3
September 30, 2024	1,319.6
October 31, 2024	1,383.3
November 29, 2024	1,394.7
December 31, 2024	1,470.0
January 31, 2025	1,433.3
February 28, 2025	1,439.6
March 31, 2025	1,466.5
April 30, 2025	1,438.5
May 30, 2025	1,381.4
June 30, 2025	1,356.4
July 31, 2025	1,382.9
August 29, 2025	1,388.6

Won/U.S. Dollar Exchange Rate
September 30, 2025	1,402.2
October 31, 2025	1,423.2
November 28, 2025	1,464.8
December 31, 2025	1,434.9
January 30, 2026	1,427.0
February 27, 2026	1,424.5
March 31, 2026	1,513.4
April 30, 2026	1,476.1
May 29, 2026	1,505.8
June 30, 2026	1,541.5
July 31, 2026	1,441.1

During the period from January 2, 2008 through April 16, 2009, the value of the Won relative to the U.S. dollar declined by approximately 29.9%, due primarily to adverse economic conditions resulting from liquidity and credit concerns and volatility in the global credit and financial markets and repatriations by foreign investors of their investments in the Korean stock market. The exchange rate between the Won and the U.S. Dollar has fluctuated since then. In recent years, the value of the Won relative to the U.S. dollar depreciated significantly, due primarily to the COVID-19 pandemic, the Russia-Ukraine war and ensuing sanctions against Russia, the escalating hostilities in the Middle East (including those resulting from the military conflicts between Iran and other countries, including the United States and Israel) and the political situation in Korea following the declaration of martial law by former President Yoon in December 2024 that led to his impeachment and subsequent removal in April 2025 and the election of Mr. Lee Jae-myung as President in June 2025, among others. The market average exchange rate was Won 1,428.2 to US$1.00 on August 5, 2026.

Balance of Payments and Foreign Trade

Balance of Payments

Balance of payments figures measure the relative flow of goods, services and capital into and out of the country as represented in the current balance and the capital balance. The current balance tracks a country’s trade in goods and services and transfer payments and measures whether a country is living within its income from trading and investments. The capital balance covers all transactions involving the transfer of capital into and out of the country, including loans and investments. The overall balance represents the sum of the current and capital balances. An overall balance surplus indicates a net inflow of foreign currencies, thereby increasing demand for and strengthening the local currency. An overall balance deficit indicates a net outflow of foreign currencies, thereby decreasing demand for and weakening the local currency. The financial account mirrors the overall balance. If the overall balance is positive, the surplus, which represents the nation’s savings, finances the overall deficit of the country’s trading partners. Accordingly, the financial account will indicate cash outflows equal to the overall surplus. If, however, the overall balance is negative, the nation has an international deficit which must be financed. Accordingly, the financial account will indicate cash inflows equal to the overall deficit.

The following table sets out certain information with respect to the Republic’s balance of payments:

Balance of Payments(1)

Classification	2021	2022	2023	2024	2025(4)
	(millions of dollars)
Current Account	83,879.1	23,238.4	32,530.2	99,973.5	123,053.8
Goods	79,659.1	18,334.7	44,630.5	110,910.0	138,073.2
Exports(2)	655,640.1	697,755.1	642,117.2	703,974.8	718,942.5
Imports(2)	575,981.0	679,420.4	597,486.7	593,064.8	580,869.3
Services	(8,994.4)	(10,750.7)	(30,742.5)	(29,428.4)	(34,519.4)
Income	19,305.8	19,784.8	25,208.5	26,779.5	27,918.9
Current Transfers	(6,091.4)	(4,130.4)	(6,566.3)	(8,287.6)	(8,418.9)
Capital and Financial Account	78,335.3	27,063.2	32,129.1	97,150.9	120,021.5
Capital Account	(155.3)	0.7	47.1	282.9	258.0
Financial Account(3)	78,490.6	27,062.5	32,082.0	96,868.0	119,763.5
Net Errors and Omissions	(5,233.2)	3,823.4	(495.3)	(3,388.4)	(3,548.3)

(1)

Figures are prepared based on the sixth edition of the Balance of Payment Manual published by International Monetary Fund in December 2010 and implemented by the Government in December 2013. In December 2018, The Bank of Korea revised the Republic’s balance of payments information to capture new economic activities and reflect the changes in raw data.

(2)	These entries are derived from trade statistics and are valued on a free on board basis, meaning that the insurance and freight costs are not included.
(3)	Includes borrowings from the IMF, syndicated bank loans and short-term borrowings.
(4)	Preliminary.

Source: The Bank of Korea

The current account surplus in 2024 increased to US$100.0 billion in 2024 from the current account surplus of US$32.5 billion in 2023, primarily due to an increase in surplus from the goods account, an increase in surplus from the income account and a decrease in deficit from the services account. Based on preliminary data, the current account surplus in 2025 increased to US$123.1 billion in 2025 from the current account surplus of US$100.0 billion in 2024, primarily due to an increase in surplus from the goods account and an increase in surplus from the income account, the effects of which were offset in part by an increase in deficit from the services account. Based on preliminary data, the current account surplus in the first three months of 2026 increased to US$74.4 billion from the current account surplus of US$19.5 billion in the corresponding period of 2025, primarily due to a significant increase in surplus from the goods account.

Foreign Direct Investment

Since 1960, the Government has adopted a broad range of related laws, administrative rules and regulations that provide a framework for the conduct and regulation of foreign investment activities. In September 1998, the Government promulgated the Foreign Investment Promotion Act, or the FIPA, which replaced previous foreign direct investment related laws, rules and regulations, to promote inbound foreign investments by providing incentives to, and facilitating investment activities in the Republic by, foreign nationals. The FIPA prescribes, among others, procedural requirements for inbound foreign investments, incentives for foreign investments such as tax reductions, and requirements relating to designation and development of foreign investment target regions. The Government believes that providing a stable and receptive environment for foreign direct investment will accelerate the inflow of foreign capital, technology and management techniques, although certain foreign investments that may implicate national security are subject to review and may be restricted or conditioned, and in such cases, regulatory approvals may be withheld pending completion of such review.

The following table sets forth information regarding annual foreign direct investment in the Republic for the periods indicated.

Foreign Direct Investment

	2021	2022	2023	2024	2025(2)
	(billions of dollars)
Contracted and Reported Investment
Greenfield Investment(1)	18.1	22.3	23.5	26.7	28.6
Merger & Acquisition	11.4	8.1	9.2	7.9	7.5

Total	29.5	30.4	32.7	34.6	36.1

Actual Investment	17.9	18.2	20.0	15.4	18.0

(1)	Includes building new factories and operational facilities.
(2)	Preliminary.

Source: Ministry of Trade, Industry and Resources

In 2024, the contracted and reported amount of foreign direct investment in the Republic increased to US$34.6 billion from US$32.7 billion in 2023, primarily due to an increase in foreign investment in the manufacturing sector to US$14.5 billion in 2024 from US$11.9 billion in 2023.

Based on preliminary data, in 2025, the contracted and reported amount of foreign direct investment in the Republic increased to US$36.1 billion from US$34.6 billion in 2024, primarily due to an increase in foreign investment in the manufacturing sector to US$15.8 billion in 2025 from US$14.5 billion in 2024.

The following table sets forth information regarding the source of foreign direct investment by region and country for the periods indicated:

Foreign Direct Investment by Region and Country

	2021	2022	2023	2024	2025

	(billions of dollars)
North America
U.S.A.	5.3	8.7	6.1	5.2	9.8
Others	1.6	5.8	6.5	5.5	5.3

	6.9	14.5	12.6	10.7	15.1
Asia
Japan	1.2	1.5	1.3	6.1	4.4
Hong Kong	0.6	0.4	1.2	1.0	0.3
Singapore	4.2	3.2	2.7	2.4	2.5
China	1.9	1.5	1.6	5.8	3.6
Others	1.2	0.5	1.8	1.0	1.0

	9.1	7.1	8.6	16.3	11.8
European Union
Ireland	1.8	0.1	0.0	0.0	0.0
Netherlands	1.0	4.9	1.1	0.9	0.8
Germany	2.8	0.5	0.2	0.3	0.6
France	0.2	0.2	1.2	0.9	3.8
Others	6.2	1.8	3.7	3.0	1.7

	12.0	7.5	6.2	5.1	6.9
Other regions and countries	1.5	1.3	5.3	2.5	2.3

Total	29.5	30.4	32.7	34.6	36.1

Source: Ministry of Trade, Industry and Resources

Trade Balance

Trade balance figures measure the difference between a country’s exports and imports. If exports exceed imports the country has a trade balance surplus while if imports exceed exports the country has a deficit. A deficit, indicating that a country’s receipts from abroad fall short of its payments to foreigners, must be financed, rendering the country a debtor nation. A surplus, indicating that a country’s receipts exceed its payments to foreigners, allows the country to finance its trading partners’ net deficit to the extent of the surplus, rendering the country a creditor nation.

The following table summarizes the Republic’s trade balance for the periods indicated:

Trade Balance

	Exports(1)	As % of GDP(2)	Imports(1)	As % of GDP(2)	Balance of Trade	Exports as % of Imports
	(billions of dollars, except percentages)
2021	644.4	33.2%	615.1	31.7%	29.3	104.8
2022	683.6	38.0%	731.4	40.7%	(47.8)	93.5
2023	632.2	34.3%	642.6	34.8%	(10.4)	98.4
2024	683.6	36.5%	631.8	33.7%	51.8	108.2
2025(3)	709.3	37.9%	631.9	33.7%	77.4	112.2

(1)	These entries are derived from customs clearance statistics on a C.I.F. basis, meaning that the price of goods includes insurance and freight cost.
(2)	At current market prices.
(3)	Preliminary.

Source: The Bank of Korea; Korea Customs Service

The Republic, due to its lack of natural resources, relies on extensive trading activity for growth. The country meets virtually all domestic requirements for petroleum, wood and rubber with imports, as well as much of its coal and iron needs. Exports consistently represent a high percentage of GDP and, accordingly, the international economic environment is of crucial importance to the Republic’s economy. See “—The Economy—Worldwide Economic and Financial Difficulties”.

The following tables give information regarding the Republic’s exports and imports by major commodity groups:

Exports by Major Commodity Groups (C.I.F.)(1)

	2021	As % of 2021 Total	2022	As % of 2022 Total	2023	As % of 2023 Total	2024	As % of 2024 Total	2025(2)	As % of 2025 Total(2)
	(billions of dollars, except percentages)
Foods & Consumer Goods	9.8	1.5	10.4	1.5	10.7	1.7	11.6	1.7	12.3	1.7
Raw Materials and Fuels	51.4	8.0	75.1	11.0	62.6	9.9	60.9	8.9	55.9	7.9
Petroleum & Derivatives	38.8	6.0	63.3	9.3	52.4	8.3	50.7	7.4	46.0	6.5
Others	12.6	2.0	11.8	1.7	10.2	1.6	10.2	1.5	9.9	1.4
Light Industrial Products	35.3	5.5	35.2	5.1	33.4	5.3	34.2	5.0	35.3	5.0
Heavy & Chemical Industrial Products	547.9	85.0	563.0	82.4	525.5	83.1	576.9	84.4	605.9	85.4
Electronic & Electronic Products	221.8	34.4	224.2	32.8	181.1	28.6	231.0	33.8	261.6	36.9
Chemicals & Chemical Products	91.9	14.3	98.0	14.3	86.6	13.7	83.6	12.2	78.3	11.0
Metal Goods	52.6	8.2	55.3	8.1	49.8	7.9	48.2	7.0	46.0	6.5
Machinery & Precision Equipment	70.9	11.0	70.9	10.4	72.6	11.5	72.4	10.6	69.9	9.9
Transport Equipment	94.2	14.6	98.4	14.4	118.2	18.7	120.6	17.6	127.0	17.9
Passenger Cars	44.3	6.9	51.7	7.6	68.3	10.8	68.3	10.0	68.5	9.7
Ships & Boats	22.4	3.5	17.6	2.6	20.8	3.3	24.5	3.6	30.4	4.3
Others	27.5	4.3	29.2	4.3	29.1	4.6	27.8	4.1	28.1	4.0
Others	16.6	2.6	16.1	2.4	17.2	2.7	21.2	3.1	23.1	3.3

Total	644.4	100.0	683.6	100.0	632.2	100.0	683.6	100.0	709.3	100.0

(1)	These entries are derived from customs clearance statistics. C.I.F. means that the price of goods includes insurance and freight costs.
(2)	Preliminary.

Source: The Bank of Korea; Korea Customs Service

Imports by Major Commodity Groups (C.I.F.)(1)

	2021	As % of 2021 Total	2022	As % of 2022 Total	2023	As % of 2023 Total	2024	As % of 2024 Total	2025(2)	As % of 2025 Total(2)
	(billions of dollars, except percentages)
Industrial Materials and Fuels	302.6	49.2	393.8	53.8	328.4	51.1	308.3	48.8	285.6	45.2
Crude Petroleum	67.0	10.9	106.0	14.5	86.2	13.4	85.4	13.5	75.3	11.9
Mineral	33.3	5.4	31.3	4.3	27.1	4.2	25.9	4.1	28.0	4.4
Chemicals	60.4	9.8	70.2	9.6	64.8	10.1	55.5	8.8	54.5	8.6
Iron & Steel Products	22.2	3.6	22.7	3.1	21.3	3.3	20.5	3.2	18.2	2.9
Non-ferrous Metal	18.4	3.0	19.5	2.7	15.9	2.5	15.9	2.5	16.8	2.7
Others	101.3	16.5	144.1	19.7	113.1	17.6	105.1	16.6	92.8	14.7
Capital Goods	212.8	34.6	228.9	31.3	211.5	32.9	222.1	35.1	237.5	37.6
Machinery & Precision Equipment	70.0	11.4	68.6	9.4	66.1	10.3	67.8	10.7	75.1	11.9
Electric & Electronic Machines	127.6	20.7	144.8	19.8	129.3	20.1	135.4	21.4	143.8	22.8
Transport Equipment	13.0	2.1	13.2	1.8	13.7	2.1	16.3	2.6	15.9	2.5
Others	2.2	0.4	2.3	0.3	2.4	0.4	2.5	0.4	2.7	0.4
Consumer Goods	99.6	16.2	108.7	14.9	102.7	16.0	101.4	16.1	108.7	17.2
Cereals	8.9	1.4	11.3	1.5	9.8	1.5	8.7	1.4	7.9	1.2
Goods for Direct Consumption	25.7	4.2	29.0	4.0	27.5	4.3	27.7	4.4	29.1	4.6
Durable Consumer Goods	42.2	6.9	42.8	5.9	40.7	6.3	40.4	6.4	47.6	7.5
Nondurable Consumer Goods	22.8	3.7	25.6	3.5	24.7	3.8	24.6	3.9	24.1	3.8

Total	615.1	100.0	731.4	100.0	642.6	100.0	631.8	100.0	631.9	100.0

(1)	These entries are derived from customs clearance statistics. C.I.F. means that the price of goods includes insurance and freight costs.
(2)	Preliminary.

Source: The Bank of Korea; Korea Customs Service

In 2021, the Republic recorded a trade surplus of US$29.3 billion. Exports increased by 25.7% to US$644.4 billion in 2021 from US$512.5 billion in 2020, primarily due to a recovery of the global economy from the COVID-19 pandemic. Imports increased by 31.5% to US$615.1 billion in 2021 from US$467.6 billion in 2020, primarily due to an increase in domestic consumption as well as an increase in oil prices, which also led to increased unit prices of other major raw materials.

In 2022, the Republic recorded a trade deficit of US$47.8 billion. Exports increased by 6.1% to US$683.6 billion in 2022 from US$644.4 billion in 2021, primarily due to an improvement in the domestic economic conditions of the Republic’s major trading partners. Imports increased by 18.9% to US$731.4 billion in 2022 from US$615.1 billion in 2021, primarily due to an increase in energy and commodity prices, which also led to increased unit prices of other major raw materials.

In 2023, the Republic recorded a trade deficit of US$10.4 billion. Exports decreased by 7.5% to US$632.2 billion in 2023 from US$683.6 billion in 2022, primarily due to a deterioration in the domestic economic conditions of the Republic’s major trading partners and a downturn in the semiconductor industry. Imports decreased by 12.1% to US$642.6 billion in 2023 from US$731.4 billion in 2022, primarily due to a decrease in energy and commodity prices, which also led to decreased unit prices of other major raw materials.

In 2024, the Republic recorded a trade surplus of US$51.8 billion. Exports increased by 8.1% to US$683.6 billion in 2024 from US$632.2 billion in 2023, primarily due to a substantial growth in demand for semiconductor products globally and a general improvement in the domestic economic conditions of the Republic’s major trading partners. Imports decreased by 1.7% to US$631.8 billion in 2024 from US$642.6 billion in 2023, primarily due to a decrease in oil prices, which also led to decreased unit prices of other major raw materials.

Based on preliminary data, in 2025, the Republic recorded a trade surplus of US$77.4 billion. Exports increased by 3.8% to US$709.3 billion in 2025 from US$683.6 billion in 2024, primarily due to substantial growth in demand for semiconductor products globally. Imports increased slightly to US$631.9 billion in 2025 from US$631.8 billion in 2024, primarily due to an increase in imports of semiconductor manufacturing equipment.

Based on preliminary data, the Republic recorded a trade surplus of US$137.7 billion in the first half of 2026. Exports increased by 48.3% to US$496.3 billion in the first half of 2026 from US$334.7 billion in the corresponding period of 2025, primarily due to a substantial growth in demand for semiconductor products globally. Imports increased by 16.7% to US$358.7 billion in the first half of 2026 from US$307.2 billion in the corresponding period of 2025, primarily due to increases in imports of semiconductor manufacturing equipment and raw materials.

The following table sets forth the Republic’s exports trading partners:

Exports

	2021	As % of 2021 Total	2022	As % of 2022 Total	2023	As % of 2023 Total	2024	As % of 2024 Total	2025(1)	As % of 2025 Total(1)

	(millions of dollars, except percentages)
China	162,913.0	25.3	155,789.4	22.8	124,817.7	19.7	133,011.4	19.5	130,781.5	18.4
United States	95,902.0	14.9	109,765.7	16.1	115,696.3	18.3	127,761.4	18.7	122,850.9	17.3
Japan	30,061.8	4.7	30,606.3	4.5	29,000.6	4.6	29,607.2	4.3	28,307.9	4.0
Hong Kong	37,467.1	5.8	27,651.2	4.0	25,193.6	4.0	35,021.6	5.1	34,831.5	4.9
Singapore	14,148.5	2.2	20,205.4	3.0	18,752.0	3.0	18,224.2	2.7	19,552.9	2.8
Vietnam	56,728.5	8.8	60,963.7	8.9	53,479.5	8.5	58,323.0	8.5	62,775.1	8.8
Taiwan	24,285.3	3.8	26,198.2	3.8	20,178.8	3.2	33,969.1	5.0	49,070.1	6.9
India	15,603.3	2.4	18,870.1	2.8	17,949.6	2.8	18,696.1	2.7	19,230.7	2.7
Indonesia	8,550.3	1.3	10,215.9	1.5	9,140.2	1.4	7,948.3	1.2	6,994.7	1.0
Mexico	11,290.2	1.8	12,654.2	1.9	12,222.0	1.9	13,604.2	2.0	12,056.3	1.7
Australia	9,750.5	1.5	18,753.0	2.7	17,791.4	2.8	15,597.9	2.3	14,173.6	2.0
Germany	11,109.9	1.7	10,067.7	1.5	10,317.1	1.6	9,037.0	1.3	9,273.7	1.3
Others(2)	166,590.0	25.9	181,844.0	26.6	177,687.0	28.1	182,808.1	26.7	199,431.1	28.1

Total	644,400.4	100.0	683,584.8	100.0	632,225.8	100.0	683,609.5	100.0	709,330.0	100.0

(1)	Preliminary.
(2)	Includes more than 200 countries and regions.

Source: The Bank of Korea; Korea Customs Service

The following table sets forth the Republic’s imports trading partners:

Imports

	2021	As % of 2021 Total	2022	As % of 2022 Total	2023	As % of 2023 Total	2024	As % of 2024 Total	2025(1)	As % of 2025 Total(1)
	(millions of dollars, except percentages)
China	138,628.1	22.5	154,576.3	21.1	142,857.3	22.2	139,878.5	22.1	141,951.0	22.5
Japan	54,642.2	8.9	54,711.8	7.5	47,656.5	7.4	47,593.8	7.5	48,908.5	7.7
United States	73,213.4	11.9	81,784.7	11.2	71,272.0	11.1	72,132.3	11.4	73,366.0	11.6
Saudi Arabia	24,271.3	3.9	41,640.3	5.7	32,762.5	5.1	31,449.8	5.0	27,431.8	4.3
Qatar	11,611.1	1.9	16,567.2	2.3	14,998.9	2.3	14,208.3	2.2	9,923.5	1.6
Australia	32,918.0	5.4	44,929.4	6.1	32,823.0	5.1	29,954.7	4.7	32,091.0	5.1
Germany	21,996.3	3.6	23,614.9	3.2	23,611.2	3.7	22,292.2	3.5	21,629.1	3.4
Kuwait	8,253.9	1.3	12,401.9	1.7	9,659.0	1.5	8,849.7	1.4	7,924.1	1.3
Taiwan	23,485.8	3.8	28,274.6	3.9	24,370.6	3.8	30,224.9	4.8	32,324.4	5.1
United Arab Emirates	7,318.7	1.2	15,492.8	2.1	16,422.8	2.6	17,930.8	2.8	14,116.6	2.2
Indonesia	10,725.1	1.7	15,734.9	2.2	12,145.9	1.9	12,564.3	2.0	11,303.9	1.8
Malaysia	10,456.2	1.7	15,249.1	2.1	15,237.1	2.4	13,981.2	2.2	15,512.7	2.5
Others(2)	197,573.3	32.1	226,391.8	31.0	198,755.3	30.9	190,706.7	30.2	195,412.8	30.9

Total	615,093.4	100.0	731,369.7	100.0	642,572.1	100.0	631,767.2	100.0	631,895.4	100.0

(1)	Preliminary.
(2)	Includes more than 200 countries and regions.

Source: The Bank of Korea; Korea Customs Service

In recent years, the value of the Won relative to the U.S. dollar has depreciated significantly, in particular due to the impact of the COVID-19 pandemic, the Russia-Ukraine war and ensuing sanctions against Russia and the escalating hostilities in the Middle East (including those resulting from the military conflicts between Iran and other countries, including the United States and Israel), and the political situation in Korea following the declaration of martial law by former President Yoon in December 2024 that led to his impeachment and subsequent removal in April 2025 and the election of Mr. Lee Jae-myung as President in June 2025, among others. See “—The Economy—Worldwide Economic and Financial Difficulties”. An appreciation of the Won against the U.S. dollar increases the Won value of the Republic’s export sales and diminishes the price-competitiveness of export goods in foreign markets in U.S. dollar terms. However, it also decreases the cost of imported raw materials in Won terms and the cost in Won of servicing the Republic’s U.S. dollar-denominated debt. In general, when the Won appreciates, export dependent sectors of the Korean economy, including automobiles, electronics and shipbuilding, suffer from the resulting pressure on the price-competitiveness of export goods, which may lead to reduced profit margins and loss in market share, more than offsetting a decrease in the cost of imported raw materials. If the export dependent sectors of the Korean economy suffer reduced profit margins or a net loss, it could result in a material adverse effect on the Korean economy.

Since the Government announced its plans to pursue free trade agreements, or FTAs, in 2003, the Republic has entered into FTAs with key trading partners. The Republic has had bilateral FTAs in effect with Chile since 2004, Singapore since 2006, India since 2010, Peru since 2011, the United States since 2012, Turkey since 2013, Australia since 2014, Canada, China, New Zealand and Vietnam since 2015, Colombia since July 2016, the United Kingdom since January 2021, Israel and Cambodia since December 2022, Indonesia since January 2023 and the Philippines since 2024. The Republic is currently in negotiations with a number of other key trading partners. In addition, the Republic has had regional FTAs in effect with the European Free Trade Association since 2006, the Association of Southeast Asian Nations since 2009, the European Union since 2011, with each of Panama, Costa Rica, Guatemala, Honduras, El Salvador and Nicaragua since 2021 and with the Regional Comprehensive Economic Partnership since 2022, and is currently negotiating additional regional FTAs. The Republic and Turkey have completed revisions to their bilateral FTA, which became effective in August 2018. The Republic and the United States have also completed revisions to their bilateral FTA, which became effective in January 2019.

Non-Commodities Trade Balance

The Republic had non-commodities trade surpluses of US$4.2 billion in 2021 and US$4.9 billion in 2022, and non-commodities trade deficits of US$12.1 billion in 2023 and US$10.9 billion in 2024. Based on preliminary data, the Republic had non-commodities trade deficits of US$15.0 billion in 2025.

Foreign Currency Reserves

The foreign currency reserves are external assets that are readily available to and controlled by monetary authorities for meeting balance of payments financing needs and for other related purposes. The following table shows the Republic’s total official foreign currency reserves:

Total Official Reserves

	December 31,
	2021	2022	2023	2024	2025

	(millions of dollars)
Gold	$4,794.8	$4,794.8	$4,794.8	$4,794.8	$4,794.9
Foreign Exchange(1)	438,319.2	399,043.1	395,643.3	391,889.9	402,997.4

Total Gold and Foreign Exchange	443,114.0	403,837.9	400,438.1	396,684.7	407,792.3

Reserve Position at IMF	4,634.9	4,489.5	4,627.8	4,204.9	4,372.5
Special Drawing Rights	15,369.5	14,836.3	15,082.1	14,714.1	15,889.8

Total Official Reserves	$463,118.4	$423,163.7	$420,147.9	$415,603.8	$428,054.6

(1)	More than 95% of the Republic’s foreign currency reserves are comprised of convertible foreign currencies.

Source: The Bank of Korea; International Monetary Fund

The Government’s foreign currency reserves increased to US$262.2 billion as of December 31, 2007 from US$8.9 billion as of December 31, 1997, primarily due to continued balance of trade surpluses and capital inflows. In 2008, the Government’s foreign currency reserves decreased, falling to US$201.2 billion as of December 31, 2008, partially as a result of the Government’s use of the foreign currency reserve to provide foreign currency liquidity to Korean financial institutions. The Government’s foreign currency reserves increased to US$463.1 billion as of December 31, 2021, primarily due to continued trade surpluses and capital inflows. The Government’s foreign currency reserves decreased to US$423.2 billion as of December 31, 2022, US$420.1 billion as of December 31, 2023 and US$415.6 billion as of December 31, 2024, however, primarily in relation to the depreciation of the Won against the U.S. dollar. The Government’s foreign currency reserves increased to US$428.1 billion as of December 31, 2025, primarily due to continued balance of trade surpluses and capital inflows. The amount of the Government’s foreign currency reserves was US$427.4 billion as of June 30, 2026.

Government Finance

Effective January 2, 2026, the responsibility of preparing the Government budget and administering the Government’s finances has been transferred from the Ministry of Economy and Finance (re-named to the Ministry of Finance and Economy in February 2026) to the Ministry of Planning and Budget, a new ministry established under the Prime Minister’s Office.

Under the National Finance Act, the Government’s fiscal year commences on January 1. The Government must submit the budget, which is drafted by the Minister of Planning and Budget and approved by the President of the Republic, to the National Assembly not later than 120 days prior to the start of the fiscal year, and may submit supplementary budgets revising the original budget at any time during the fiscal year.

2024 budgeted revenues decreased by 2.6% to ~~W~~573.3 trillion from ~~W~~588.6 trillion in 2023, led by a decrease in budgeted tax revenues (including taxes on income, profits and capital gains). 2024 budgeted expenditures and net lending increased by 2.7% to ~~W~~617.7 trillion from ~~W~~601.6 trillion in 2023, led by increases in budgeted expenditures on revitalization of the economy. The 2024 budget anticipated a ~~W~~44.4 trillion budget deficit.

2025 budgeted revenues increased by 4.7% to ~~W~~600.3 trillion from ~~W~~573.3 trillion in 2024, led by increases in budgeted tax revenues (including taxes on income, profits and capital gains). 2025 budgeted expenditures and net lending increased by 7.0% to ~~W~~661.1 trillion from ~~W~~617.7 trillion in 2024, led by increases in budgeted expenditures on revitalization of the economy, including through supplementary budgets. The 2025 budget anticipated a ~~W~~60.8 trillion budget deficit.

Based on preliminary data, 2026 budgeted revenues increased by 5.6% to ~~W~~633.9 trillion from ~~W~~600.3 trillion in 2025, led by increases in budgeted tax revenues (including taxes on income, profits and capital gains). 2026 budgeted expenditures and net lending increased by 3.8% to ~~W~~686.6 trillion from ~~W~~661.1 trillion in 2025, led by increases in budgeted expenditures on revitalization of the economy. The 2026 budget anticipated a ~~W~~52.7 trillion budget deficit.

Beginning in March 2020, the National Assembly approved a series of supplementary budgets as part of the Government’s efforts to mitigate adverse effects on the Korean economy resulting from the COVID-19 pandemic. See “—The Economy—Worldwide Economic and Financial Difficulties”. These supplementary budgets, which amounted to ~~W~~66.8 trillion in 2020, ~~W~~49.8 trillion in 2021 and ~~W~~78.9 trillion in 2022, were some of the largest of their kind drawn up in response to an outbreak of an infectious disease in Korea. The supplementary budgets were funded through the issuance of treasury bonds by the Government, The Bank of Korea’s unappropriated surplus and other surplus funds available to the Government, among others.

Any significant increase in additional spending measures may lead to a budget deficit for 2026, which could result in a deterioration in the Government’s fiscal position and an increase in borrowings.

The following table shows consolidated Government revenues and expenditures:

Consolidated Central Government Revenues and Expenditures

	Actual					Budget
	2021	2022	2023	2024	2025(1)	2024	2025	2026(1)
	(billions of Won)
Total Revenues	537,619	588,332	543,586	560,088	603,603	573,261	600,296	633,871
Current Revenues	534,999	585,325	539,887	556,122	600,328	569,507	592,008	629,053
Total Tax Revenues	422,182	479,384	432,989	429,335	469,826	459,643	468,581	492,274
Taxes on income, profits and capital gains	184,509	232,319	196,253	179,929	215,062	203,425	210,386	218,568
Social security contributions	78,104	83,444	88,918	92,802	95,907	92,329	96,496	102,040
Tax on property	31,392	27,696	25,311	24,243	24,577	24,149	23,411	27,015
Taxes on goods and services	99,840	105,828	97,008	105,610	104,140	110,503	109,288	115,596
Taxes on international trade and transaction	8,227	10,324	7,288	6,972	7,641	8,907	8,409	7,221
Other tax	20,110	19,773	18,211	19,778	22,499	20,330	20,591	21,833
Non-Tax Revenues	112,818	105,941	106,898	126,787	130,502	109,864	123,427	136,780
Operating surpluses of departmental enterprise sales and property income	56,664	47,459	42,537	56,969	63,319	41,432	53,223	61,679
Administration fees & charges and non-industrial sales	10,865	11,434	12,428	12,787	13,645	13,357	13,913	15,062
Fines and forfeits	26,993	28,276	29,752	32,997	28,568	30,829	31,132	34,422
Contributions to government employee pension fund	14,918	16,348	18,149	19,988	21,020	20,322	21,196	22,010
Current revenue of non-financial public enterprises	3,378	2,425	4,032	4,046	3,950	3,925	3,964	3,607
Capital Revenues	2,620	3,007	3,700	3,966	3,275	3,754	8,288	4,818
Total Expenditures and Net Lending	568,113	652,902	580,354	603,609	650,280	617,664	661,124	686,564
Total Expenditures	538,034	622,997	559,707	580,113	635,459	593,643	639,168	665,473
Current Expenditures	502,191	585,593	523,270	542,859	596,214	553,669	598,070	623,402
Expenditure on goods and service	88,144	89,759	90,389	93,217	93,908	98,053	99,743	104,783
Interest payment	15,431	18,481	22,362	26,310	28,949	24,968	27,961	31,751
Subsidies and other current transfers	395,826	473,661	405,733	417,643	467,511	425,078	464,799	481,748
Current expenditure of non-financial public enterprises	2,790	3,692	4,785	5,688	5,847	5,570	5,567	5,119
Capital Expenditures	35,842	37,404	36,437	37,254	39,245	39,974	41,099	42,071
Net Lending	30,079	29,905	20,647	23,496	14,821	24,021	21,955	21,092

(1)	Preliminary.

Source: Ministry of Finance and Economy; The Bank of Korea; Korea National Statistical Office

The consolidated Government account consists of a General Account, Special Accounts (including a non-financial public enterprise special account) and Public Funds. The Government segregates the accounts of certain functions of the Government into Special Accounts and Public Funds for more effective administration and fiscal control. The Special Accounts and Public Funds relate to business type activities, such as economic development, road and railway construction and maintenance, monopolies, and communications developments and the administration of loans received from official international financial organizations and foreign governments.

Revenues derive mainly from national taxes and non-tax revenues. Taxes in Korea can be roughly classified into the following types:

•	income tax and capital gains tax,

•	property tax,

•	value-added tax,

•	customs duty tax, and

•	other taxes.

Income tax and capital gains tax are imposed on income derived from labor, business operation and ownership of assets and profits derived from capital appreciation. Income tax and capital gains tax, depending on the type of taxpayer, can be further classified into corporate income tax and individual income tax. Property tax is imposed on exchange or ownership of property and includes inheritance tax and gift tax. Value-added tax is imposed on value added to goods and services. Customs duty tax is imposed on imported goods. Other taxes include tax on certain securities transactions and a stamp tax for certain documents.

Expenditures include general administration, national defense, community service, education, health, social security, certain annuities and pensions and local finance, which involves the transfer of tax revenues to local governments.

For 2021, the Republic recorded total revenues of ~~W~~537.6 trillion and total expenditures and net lending of ~~W~~568.1 trillion. The Republic had a fiscal deficit of ~~W~~30.5 trillion in 2021.

For 2022, the Republic recorded total revenues of ~~W~~588.3 trillion and total expenditures and net lending of ~~W~~652.9 trillion. The Republic had a fiscal deficit of ~~W~~64.6 trillion in 2022.

For 2023, the Republic recorded total revenues of ~~W~~543.6 trillion and total expenditures and net lending of ~~W~~580.4 trillion. The Republic had a fiscal deficit of ~~W~~36.8 trillion in 2023.

For 2024, the Republic recorded total revenues of ~~W~~560.1 trillion and total expenditures and net lending of ~~W~~603.6 trillion. The Republic had a fiscal deficit of ~~W~~43.5 trillion in 2024.

Based on preliminary data, the Republic recorded total revenues of ~~W~~603.6 trillion and total expenditures and net lending of ~~W~~650.3 trillion in 2025. The Republic had a fiscal deficit of ~~W~~46.7 trillion in 2025.

Debt

The Government estimates that the total outstanding debt of the Government (including guarantees by the Government) as of December 31, 2024 amounted to approximately ~~W~~1,150.9 trillion, an increase of 4.4% over the previous year.

The Government estimates that the total outstanding debt of the Government (including guarantees by the Government) as of December 31, 2025 amounted to approximately ~~W~~1,267.8 trillion, an increase of 10.2% over the previous year.

Effective January 2, 2026, the responsibility of administering the national debt of the Republic has been transferred from the Ministry of Finance and Economy to the Ministry of Planning and Budget.

External and Internal Debt of the Government

The following table sets out, by currency and the equivalent amount in U.S. dollars, the estimated outstanding direct external debt of the Government as of December 31, 2025:

Direct External Debt of the Government

	Amount in Original Currency	Equivalent Amount in U.S. Dollars(1)
	(millions)
US$	US$ 7,125.0	US$	7,125.0
Euro (EUR)	EUR 2,100.0		2,467.1

Total		US$	9,592.1

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2025.

The following table summarizes, as of December 31 of the years indicated, the outstanding direct internal debt of the Republic:

Direct Internal Debt of the Government

(billions of Won)
2021	927,865.2
2022	1,021,574.4
2023	1,080,844.4
2024	1,128,191.5
2025	1,238,498.3

The following table sets out all guarantees by the Government of indebtedness of others:

Guarantees by the Government

	December 31,
	2021	2022	2023	2024	2025
	(billions of Won)
Domestic	10,930.0	10,620.0	10,460.0	10,960.0	15,620.0
External(1)	—	—	—	—	—

Total	10,930.0	10,620.0	10,460.0	10,960.0	15,620.0

(1)	Converted to Won at foreign exchange banks’ telegraphed transfer selling rates to customers or the market average exchange rates in effect on December 31 of each year.

For further information on the outstanding indebtedness, including guarantees, of the Republic, see “—Tables and Supplementary Information”.

External Liabilities

The following tables set out certain information regarding the Republic’s external liabilities calculated under the criteria based on the sixth edition of the Balance of Payment Manual published by the International Monetary Fund in December 2010 and implemented by the Government in December 2013. Under BPM6, in particular, prepayments received in connection with the construction of ships are excluded from the external liabilities.

	December 31,
	2021	2022	2023	2024	2025(1)
	(billions of dollars)
Long-term Liabilities	465.6	499.3	535.9	526.4	587.8
General Government	144.4	153.2	170.8	160.6	199.8
Monetary Authorities	35.9	25.0	22.5	23.4	24.9
Banks	128.1	146.8	147.6	137.0	136.4
Other Sectors	157.2	174.2	194.9	205.3	226.8
Short-term Liabilities	165.1	174.0	141.5	146.5	179.0
General Government	1.6	3.9	1.6	2.5	9.3
Monetary Authorities	9.7	4.7	3.9	3.3	4.2
Banks	124.3	129.7	102.6	107.3	123.5
Other Sectors	29.6	35.6	33.4	33.5	42.1

Total External Liabilities	630.7	673.3	677.3	672.9	766.9

(1)	Preliminary.

Commitments to Assume Treasury Obligations

The Government may, if deemed necessary for recovery from disasters and calamities, make commitments to assume treasury obligations to the extent resolved by the National Assembly each fiscal year. In such cases, such commitments shall be executed in accordance with the procedures for spending reserve funds within general accounts.

Debt Record

The Government has always paid when due the full amount of principal of, interest on, and amortization of sinking fund requirements of, all of its indebtedness.

Tables and Supplementary Information

A. External Debt of the Government

(1) External Bonds of the Government

Series	Issue Date	Maturity Date	Interest Rate (%)	Currency	Original Principal Amount	Principal Amount Outstanding as of December 31, 2025
2014-001	June 10, 2014	June 10, 2044	4.125	USD	1,000,000,000	1,000,000,000
2017-001	January 19, 2017	January 19, 2027	2.750	USD	1,000,000,000	1,000,000,000
2018-001	September 20, 2018	September 20, 2028	3.500	USD	500,000,000	500,000,000
2018-002	September 20, 2018	September 20, 2048	3.875	USD	500,000,000	500,000,000
2019-001	June 19, 2019	June 19, 2029	2.500	USD	1,000,000,000	1,000,000,000
2020-001	September 16, 2020	September 16, 2030	1.000	USD	625,000,000	625,000,000
2021-001	October 15, 2021	October 15, 2026	0.000	EUR	700,000,000	700,000,000
2021-002	October 15, 2021	October 15, 2031	1.750	USD	500,000,000	500,000,000
2024-001	July 3, 2024	July 3, 2029	4.500	USD	1,000,000,000	1,000,000,000
2025-001	July 3, 2025	July 3, 2028	2.250	EUR	700,000,000	700,000,000
2025-002	July 3, 2025	July 3, 2032	2.875	EUR	700,000,000	700,000,000
2025-003	October 29, 2025	October 29, 2030	3.625	USD	1,000,000,000	1,000,000,000

Total External Bonds in Original Currencies						USD 7,125,000,000
						EUR 2,100,000,000

Total External Bonds in Equivalent Amount of Won(1)						~~W~~13,763,632,500,000

(1)

U.S. dollar amounts are converted to Won amounts at the rate of US$1.00 to ~~W~~1,434.9, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd. Euro amounts are converted to Won amounts at the rate of EUR 1.00 to ~~W~~1,685.7, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.

(2) External Borrowings of the Government

None.

B. External Guaranteed Debt of the Government

None.

C. Internal Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2025
	(%)			(billions of Won)
1. Bonds
Interest-Bearing Treasury Bond for Treasury Bond Management Fund	0.750-5.750	2006-2025	2026-2075	1,161,344.1
Interest-Bearing Treasury Bond for National Housing I	1.000-1.300	2021-2026	2026-2031	75,604.9
Interest-Bearing Treasury Bond for National Housing II	0.0	2016-2020	2026-2030	0.6
Interest-Bearing Treasury Bond for National Housing III	—	—	—	0
Non-interest-Bearing Treasury Bond for Contribution to International Organizations(1)	0	1967-1985	—	9.4

Total Bonds				1,236,959.0

2. Borrowings
Borrowings from The Bank of Korea	—	—	—	0
Borrowings from the Sports Promotion Fund	2.415-3.565	2024-2025	2026-2029	1,284.3
Borrowings from The Korea Foundation Fund	—	—	—	0
Borrowings from the Labor Welfare Promotion Fund	2.415-2.565	2025	2026	60.0
Borrowings from Korea Technology Finance Corporation	2.870-3.100	2024	2026	195.0
Borrowings from the Credit Guarantee Fund for Agriculture, Forestry and Fisheries Suppliers	—	—	—	0
Borrowings from the Government Employees’ Pension Fund	—	—	—	0
Borrowings from the Film Industry Development Fund	—	—	—	0
Borrowings from the Korea Credit Guarantee Fund	—	—	—	0
Borrowings from the Housing Finance Credit Guarantee Fund	—	—	—	0
Borrowings from the Korea Infrastructure Credit Guarantee Fund	—	—	—	0

Total Borrowings				1,539.3

Total Internal Funded Debt				1,238,498.3

(1)	Interest Rates and Years of Original Maturity not applicable.

D. Internal Guaranteed Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2025
	(%)			(billions of Won)
1. Bonds of Government-Affiliated Corporations
Korea Deposit Insurance Corporation	—	—	—	0
Korea Student Aid Foundation	1.290-5.476	2011-2025	2026-2045	10,750.0
Supply Chain Resilience Fund	2.420-3.120	2024-2025	2026-2028	4,870.0
Key Industry Stabilization Fund		—	—	0

Total Internal Guaranteed Debt				15,620.0

E. Others

Commitments to Assume Treasury Obligations

The Government may, if deemed necessary for recovery from disasters and calamities, make commitments to assume treasury obligations to the extent resolved by the National Assembly each fiscal year. In such cases, such commitments shall be executed in accordance with the procedures for spending reserve funds within general accounts.

DESCRIPTION OF THE SECURITIES

Description of Debt Securities

We will issue debt securities under a fiscal agency agreement or agreements. The description below summarizes the material provisions of the debt securities and the fiscal agency agreement. Since it is only a summary, the description may not contain all of the information that may be important to you as a potential investor in the debt securities. Therefore, we urge you to read the form of fiscal agency agreement and the form of global debt security before deciding whether to invest in the debt securities. We have filed a copy of these documents with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. You should refer to such exhibits for more complete information.

The financial terms and other specific terms of your debt securities will be described in the prospectus supplement relating to your debt securities. The description in the prospectus supplement will supplement this description or, to the extent inconsistent with this description, replace it.

We will appoint a fiscal agent or agents in connection with debt securities whose duties will be governed by the fiscal agency agreement. We may replace the fiscal agent or appoint different fiscal agents for different series of debt securities.

General Terms of the Debt Securities

We may issue debt securities in separate series at various times. The Republic may irrevocably guarantee the payment of principal of, and interest on, one or more series of debt securities. The prospectus supplement that relates to your debt securities will specify some or all of the following terms:

•	the aggregate principal amount;

•	the currency of denomination and payment;

•	any limitation on principal amount and authorized denominations;

•	the percentage of their principal amount at which the debt securities will be issued;

•	the maturity date or dates;

•	the interest rate for the debt securities and, if variable, the method by which the interest rate will be calculated;

•	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•	the dates from which interest, if any, will accrue for payment of interest and the record dates for any such interest payments;

•	where and how we will pay principal and interest;

•	whether and in what circumstances the debt securities may be redeemed before maturity;

•	any sinking fund or similar provision;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated securities;

•

if issued in certificated form, whether the debt securities will be in bearer form with interest coupons, if any, or in registered form without interest coupons, or both forms, and any restrictions on exchanges from one form to the other;

•	whether any of the terms set out herein will differ for the debt securities;

•	whether the Republic will irrevocably guarantee the payment of principal of, and interest on, the debt securities; and

•	other specific provisions.

Depending on the terms of the debt securities we issue, the prospectus supplement relating to the debt securities may also describe applicable U.S. federal income tax and other considerations additional to the disclosure in this prospectus.

Unless otherwise specified in the applicable prospectus supplement, we will maintain at an office in the Borough of Manhattan, The City of New York, a register for the registration of transfers of debt securities issued in registered form.

Payments of Principal, Premium and Interest

On every payment date specified in the relevant prospectus supplement, we will pay the principal, premium and/or interest due on that date to the registered holder of the relevant debt security at the close of business on the related record date. We will make all payments at the place and in the currency set out in the prospectus supplement. Unless otherwise specified in the relevant prospectus supplement or the debt securities, we will make payments in U.S. dollars at the New York office of the fiscal agent or, outside the United States, at the office of any paying agent. Unless otherwise specified in the applicable prospectus supplement or debt securities, we will pay interest by check, payable to the registered holder.

We will make any payments on debt securities in bearer form at the offices and agencies of the fiscal agent or any other paying agent outside the United States as we may designate. At the option of the holder of the bearer debt securities, we will make such payments by check or by transfer to an account maintained by the holder with a bank located outside of the United States. We will not make payments on bearer debt securities at the corporate trust office of the fiscal agent in the United States or at any other paying agency in the United States. In addition, we will not make any payment by mail to an address in the United States or by transfer to an account maintained by a holder of bearer debt securities with a bank in the United States. Nevertheless, we will make payments on a bearer debt security denominated and payable in U.S. dollars at an office or agency in the United States if:

•	payment outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions; and

•	the payment is then permitted under United States law, without material adverse consequences to us.

If we issue bearer debt securities, we will designate the offices of at least one paying agent outside the United States as the location for payment.

Repayment of Funds; Prescription

If no one claims money paid by us to the fiscal agent for the payment of principal or interest in respect of any series of debt securities for two years after the payment was due and payable, the fiscal agent or paying agent will repay the money to us. After such repayment, the fiscal agent or paying agent will not be liable with respect to the amounts so repaid, and you may look only to us for any payment under the debt securities.

Under Korean law, you will not be permitted to file a claim against us for payment of principal or interest on any series of debt securities unless you do so within five years, in the case of principal, and two years, in the case of interest, from the date on which payment was due.

Global Securities

The prospectus supplement relating to a series of debt securities will indicate whether any of that series of debt securities will be represented by a global security. The prospectus supplement will also describe any unique specific terms of the depositary arrangement with respect to that series. Unless otherwise specified in the prospectus supplement, we anticipate that the following provisions will apply to depositary arrangements.

Registered Ownership of the Global Security

The global security will be registered in the name of a depositary identified in the prospectus supplement, or its nominee, and will be deposited with the depositary, its nominee or a custodian. The depositary, or its nominee, will therefore be considered the sole owner or holder of debt securities represented by the global security for all purposes under the fiscal agency agreement. Except as specified below or in the applicable prospectus supplement, beneficial owners:

•	will not be entitled to have any of the debt securities represented by the global security registered in their names;

•	will not receive physical delivery of any debt securities in definitive form;

•	will not be considered the owners or holders of the debt securities;

•

must rely on the procedures of the depositary and, if applicable, any participants (institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers) to exercise any rights of a holder; and

•	will receive payments of principal and interest from the depositary or its participants rather than directly from us.

We understand that, under existing industry practice, the depositary and participants will allow beneficial owners to take all actions required of, and exercise all rights granted to, the registered holders of the debt securities.

We will register debt securities in the name of a person other than the depositary or its nominee only if:

•	the depositary for a series of debt securities is unwilling or unable to continue as depositary; or

•	we determine, in our sole discretion, not to have a series of debt securities represented by a global security.

In either such instance, an owner of a beneficial interest in a global security will be entitled to registration of a principal amount of debt securities equal to its beneficial interest in its name and to physical delivery of the debt securities in definitive form.

Beneficial Interests in and Payments on a Global Security

Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

All payments on a global security will be made to the depositary or its nominee. When the depositary receives payment of principal or interest on the global security, we expect the depositary to credit its participants’ accounts with amounts that correspond to their respective beneficial interests in the global security. We also expect that, after the participants’ accounts are credited, the participants will credit the accounts of the owners of beneficial interests in the global security with amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures governing payments, transfers, exchanges and other important matters that affect owners of beneficial interests in a global security. The depositary and its participants may change these policies and procedures from time to time. We have no responsibility or liability for the records of ownership of beneficial interests in the global security, or for payments made or not made to owners of such beneficial interests. We also have no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

Bearer Securities

We may issue debt securities in a series in the form of one or more bearer global debt securities deposited with a common depositary for the Euroclear and Clearstream, or with a nominee identified in the applicable prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a global security will be described in the applicable prospectus supplement.

Additional Amounts

We will make all payments of principal of, and premium and interest, if any, on the debt securities without withholding or deducting any present or future taxes imposed by the Republic or any of its political subdivisions, unless required by law. If Korean law requires us to deduct or withhold taxes, we will pay additional amounts as necessary to ensure that you receive the same amount as you would have received without such withholding or deduction.

We will not pay, however, any additional amounts if you are liable for Korean tax because:

•	you are connected with the Republic other than by merely owning the debt security or receiving income or payments on the debt security;

•	you failed to complete and submit a declaration of your status as a non-resident of the Republic after we or the relevant tax authority requested you to do so; or

•

you failed to present your debt security for payment within 30 days of when the payment is due or, if the fiscal agent did not receive the money prior to the due date, the date notice is given to holders that the fiscal agent has received the full amount due to holders. Nevertheless, we will pay additional amounts to the extent you would have been entitled to such amounts had you presented your debt security for payment on the last day of the 30-day period.

We will not pay any additional amounts for taxes on the debt securities except for taxes payable through deduction or withholding from payments of principal, premium or interest. Examples of the types of taxes for which we will not pay additional amounts include the following: estate or inheritance taxes, gift taxes, sales or transfer taxes, personal property or related taxes, assessments or other governmental charges. We will also not pay any additional amounts for taxes imposed pursuant to Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations or administrative guidance promulgated thereunder or any law implementing an intergovernmental approach thereto, or FATCA. We will pay stamp or other similar taxes that may be imposed by the Republic, the United States or any political subdivision or taxing authority in one of those two countries on the fiscal agency agreement or be payable in connection with the issuance of the debt securities.

Status of Debt Securities

The debt securities will:

•	constitute our direct, unconditional, unsecured and unsubordinated obligations; and

•

rank without any preference among themselves and equally with all of our other unsecured and unsubordinated obligations. It is understood that this provision shall not be construed so as to require us to make payments under the debt securities ratably with payments being made under any of our other debt securities.

Negative Pledge Covenant

If any debt securities are outstanding, we will not create or permit any security interests on our assets as security for any of our indebtedness or guarantees issued by us, unless the security interest also secures our obligations under the debt securities.

We may, however, create or permit a security interest:

•

on any promissory debt securities or commercial paper discounted or otherwise provided as security to or issued or held by us created in favor of The Bank of Korea in the normal operation of The Bank of Korea’s discount facilities or facilities for the funding of loans by us to our customers; or

•	on any asset (or documents of title to such asset) incurred when the asset was purchased or improved to secure payment of the cost of the activity; or

•	of a statutory nature arising in the ordinary course of our business but unrelated to our activities of borrowing or raising money; or

•	on any real estate owned by us imposed by a tenant of such real estate as security for repayment of any key money paid by the tenant; or

•	arising by operation of Korean law or given preference by law following our failure to meet an obligation, although we will not permit such a security interest to exist for more than 30 days.

Events of Default

Unless otherwise specified in the applicable prospectus supplement in connection with a particular offering of debt securities, each of the following constitutes an event of default with respect to any series of debt securities:

1.	Non-Payment: we do not pay principal or interest or premium or deposit any sinking fund payment on any debt securities of the series when due and such failure to pay continues for 30 days.

2.

Breach of Other Obligations: we fail to observe or perform any of the covenants in the series of debt securities (other than non-payment) for 60 days after written notice of the default is delivered to us at the corporate trust office of the fiscal agent in New York City by holders representing at least 10% of the aggregate principal amount of the debt securities of the series.

3.	Cross Default and Cross Acceleration:

•	we default on any External Indebtedness, and, as a result, becomes obligated to pay an amount equal to or greater than US$10,000,000 in aggregate principal amount prior to its due date; or

•

we fail to pay when due, including any grace period, any of our External Indebtedness in aggregate principal amount equal to or greater than US$10,000,000 or we fail to pay when requested and required by the terms thereof any guarantee for External Indebtedness of another person equal to or greater than US$10,000,000 in aggregate principal amount.

4.	Moratorium/Default:

•	the Republic declares a general moratorium on the payment of its External Indebtedness, including obligations under guarantees;

•

the Republic becomes liable to repay prior to maturity any amount of External Indebtedness, including obligations under guarantees, as a result of a default under such External Indebtedness or obligations; or

•	the international monetary reserves of the Republic become subject to a security interest or segregation or other preferential arrangement for the benefit of any creditors.

5.	Bankruptcy:

•	we are declared bankrupt or insolvent by any court or administrative agency with jurisdiction over us;

•	we pass a resolution to apply for bankruptcy or to request the appointment of a receiver or trustee or similar official in insolvency;

•	a substantial part of our assets are liquidated; or

•	we cease to conduct the banking business.

6.

Cessation of Government Control or Failure of Support: the Republic ceases to (directly or indirectly) control us or fails to provide financial support for us as required under Article 32 of the KDB Act as of the issue date of the debt securities of such series.

For purposes of the foregoing, “External Indebtedness” means any obligation for the payment or repayment of money borrowed that is denominated in a currency other than the currency of the Republic.

As used in paragraph 6 above, “control” means the acquisition or control of a majority of our voting share capital or the right to appoint and/or remove all or the majority of the members of our board of directors or other governing body, whether obtained directly or indirectly, and whether obtained by ownership of share capital, the possession of voting rights, contract or otherwise.

If an event of default occurs, any holder may declare the principal amount of debt securities that it holds to be immediately due and payable by written notice to us and the fiscal agent.

You should note that:

•	despite the procedure described above, no debt securities may be declared due and payable if we cure the applicable event of default before we receive the written notice from the debt security holder;

•	we are not required to provide periodic evidence of the absence of defaults; and

•	the fiscal agency agreement does not require us to notify holders of the debt securities of an event of default or grant any debt security holder a right to examine the security register.

Modifications and Amendments; Debt Securityholders’ Meetings

Each holder of a series of debt securities must consent to any amendment or modification of the terms of that series of debt securities or the fiscal agency agreement that would, among other things:

•	change the stated maturity of the principal of the debt securities or any installment of interest;

•	reduce the principal amount of such series of debt securities or the portion of the principal amount payable upon acceleration of such debt securities;

•	change the debt security’s interest rate or premium payable;

•	change the currency of payment of principal, interest or premium;

•	amend either the procedures provided for a redemption event or the definition of a redemption event;

•	shorten the period during which we are not allowed to redeem the debt securities or grant us a right to redeem the debt securities which we previously did not have; or

•	reduce the percentage of the outstanding principal amount needed to modify or amend the fiscal agency agreement or the terms of such series of debt securities.

We may, with the exception of the above changes, with the consent of the holders of at least 66 2/3% in principal amount of the debt securities of a series that are outstanding, modify and amend other terms of that series of debt securities.

We may at any time call a meeting of the holders of a series of debt securities to seek the holders of the debt securities’ approval of the modification, or amendment, or obtain a waiver, of any provision of that series of debt securities. The meeting will be held at the time and place in the Borough of Manhattan in New York City as determined by the fiscal agent. The notice calling the meeting must be given at least 30 days and not more than 60 days prior to the meeting.

While an event of default with respect to a series of debt securities is continuing, holders of at least 10% of the aggregate principal amount of that series of debt securities may compel the fiscal agent to call a meeting of all holders of debt securities of that series.

Holders of debt securities who hold, in the aggregate, a majority in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum at a meeting. At the reconvening of any meeting adjourned for a lack of a quorum, the persons entitled to vote 25% in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum for taking any action set out in the original notice. To vote at a meeting, a person must either hold outstanding debt securities of the relevant series or be duly appointed as a proxy for a debt securityholder. The fiscal agent will make all rules governing the conduct of any meeting.

The fiscal agency agreement and a series of debt securities may be modified or amended, without the consent of the holders of the debt securities, to:

•	add covenants made by us that benefit holders of the debt securities;

•	surrender any right or power given to us;

•	secure the debt securities;

•

permit registered securities to be exchanged for bearer securities or relax or eliminate restrictions on the payment of principal, premium or interest on bearer securities to the extent permitted under United States Department of Treasury regulations, provided that holders of the debt securities do not suffer any adverse tax consequences as a result; and

•

cure any ambiguity or correct or supplement any defective provision in the fiscal agency agreement or the debt securities, without materially and adversely affecting the interests of the holders of the debt securities.

Fiscal Agent

The fiscal agency agreement governs the duties of each fiscal agent. We may maintain bank accounts and a banking relationship with each fiscal agent. The fiscal agent is our agent and does not act as a trustee for the holders of the debt securities.

Further Issues of Debt Securities

We may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of debt securities (or that are the same except for the amount of the first interest payment and for the interest paid on the series of debt securities prior to the issuance of the additional debt securities). We may consolidate such additional debt securities with the outstanding debt securities to form a single series.

Description of Warrants

The description below summarizes some of the provisions of warrants for the purchase of debt securities that we may issue from time to time and of the warrant agreement. Copies of the forms of warrants and the warrant agreement are or will be filed as exhibits to the registration statement of which this prospectus is a part. Since it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the warrants.

The description of the warrants that will be contained in the prospectus supplement will supplement this description and, to the extent inconsistent with this description, replace it.

General Terms of the Warrants

Each series of warrants will be issued under a warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The prospectus supplement relating to the series of warrants will describe:

•	the terms of the debt securities purchasable upon exercise of the warrants, as described above under “—Description of Debt Securities—General Terms of the Debt Securities”;

•	the principal amount of debt securities purchasable upon exercise of one warrant and the exercise price;

•	the procedures and conditions for the exercise of the warrants;

•	the dates on which the right to exercise the warrants begins and expires;

•	whether and under what conditions the warrants may be terminated or canceled by us;

•	whether and under what conditions the warrants and any debt securities issued with the warrants will be separately transferable;

•	whether the warrants will be issued in bearer or registered form;

•	whether the warrants will be exchangeable between registered and bearer form, and, if issued in registered form, where they may be transferred and registered; and

•	other specific provisions.

Terms Applicable to Debt Securities and Warrants

Governing Law

The fiscal agency agreement, any warrant agreement and the debt securities and any warrants will be governed by the laws of the State of New York without regard to any principles of New York law requiring the application of the laws of another jurisdiction. Nevertheless, all matters governing our authorization, execution and delivery of the debt securities and the fiscal agency agreement and any warrants and warrant agreement by us will be governed by the laws of the Republic.

Jurisdiction and Consent to Service

We are owned by a foreign sovereign government and all of our directors and executive officers and some of the experts named in this prospectus are residents of Korea. In addition, all or most of our assets and the assets of the people named in the preceding sentence are located outside of the United States. For that reason, you may have difficultly serving process on us or the individuals described above in the United States or enforcing in a U.S. court a U.S.-court judgment based on the U.S. federal securities laws. Our Korean counsel has informed us that there would be certain conditions to be met under Korean law regarding the enforceability in Korea, either in original actions or in actions for the enforcement of U.S.-court judgments, of civil liabilities based on the U.S. federal securities laws. The enforcement of U.S.-court judgments against KDB may be affected or limited by the general principle of good morals and other social order and the general principle of good faith and fairness provided in the Civil Code of Korea. The courts of Korea will recognize as a valid judgment and enforce any judgment obtained in a U.S. court without re-examination of the merits; provided, that (a) such judgment was finally and conclusively given by a court having valid jurisdiction in accordance with the international jurisdiction principles under Korean law and applicable treaties, (b) KDB was duly served with service of process (otherwise than by publication or similar means) in sufficient time to enable KDB to prepare our defense in conformity with applicable laws or responded to the action without being served with process, (c) in light of the substance of such judgment and the procedures of litigation, recognition of such judgment is not contrary to the public policy of Korea, and (d) judgments of the courts of Korea are accorded reciprocal treatment in the jurisdiction of the court which had issued such judgment or the requirements for the recognition of a foreign judgment in the jurisdiction of the court which had issued such judgment are neither manifestly inequitable nor substantially different in material respects from the requirements for recognition of a foreign judgment in Korea.

We have appointed the General Manager of our New York Branch, Mr. Chi Young Choi, and the Deputy General Manager of our New York Branch, Mr. Jinwon Kim, and each of their successors in the future, as our authorized agents to receive service of process in any suit which a holder of any series of debt securities or warrants may bring in any state or federal court in New York City and we have accepted the jurisdiction of those courts for those actions. Our New York Branch is located at 320 Park Avenue, 32nd Floor, New York, New York 10022. These appointments are irrevocable as long as any amounts of principal, premium or interest remain payable by us to the Fiscal Agent under any series of debt securities or any warrants have not expired or otherwise terminated under their terms. If for any reason either of these two men ceases to act as our authorized agent or ceases to have an address in Manhattan, we shall appoint a replacement. The appointment of agents for receipt of service of process and the acceptance of jurisdiction of state or federal courts in New York City do not, however, apply to actions brought under the United States federal securities laws. We may also be sued in courts having jurisdiction over us located in the Republic.

We will irrevocably consent to any relief and process in connection with a suit against us in relation to the debt securities or warrants, including the enforcement or execution of any order or judgment of the court. To the extent permitted by law, we will waive irrevocably any immunity from jurisdiction to which we might otherwise be entitled in any suit based on any series of debt securities or warrants.

Foreign Exchange Controls

Before we may issue debt securities outside the Republic, the Minister of Finance and Economy of Korea must receive a report with respect to the issuance by us of debt securities in accordance with the Foreign Exchange Transaction Act and the Foreign Exchange Transaction Regulation of Korea. After issuance of debt securities outside the Republic, we are required to notify the Minister of Finance and Economy of such issuance. No further approval or authorization is required for us to pay principal of or interest on the debt securities.

Description of Guarantees to be Issued by Us

The description below summarizes some of the provisions of the guarantees that we may issue from time to time. Copies of the forms of guarantees are or will be filed as exhibits to the registration statement of which this prospectus is a part. Since it is only a summary, the description may not contain all of the information that is important to you as a potential beneficiary of a guarantee.

The description of a guarantee that will be contained in the prospectus supplement will supplement this description and, to the extent inconsistent with this description, replace it.

General Terms of the Guarantees

Each guarantee will be issued by us as guarantor. The prospectus supplement relating to a guarantee will specify:

•	the relevant obligor and the obligations guaranteed under the guarantee;

•	the nature and scope of the guarantee, including whether or not it is irrevocable and unconditional;

•	the status of the guarantee in relation to our other obligations;

•	the governing law of the guarantee; and

•	other relevant provisions of the guarantee.

Description of Guarantees to be Issued by The Republic of Korea

The description below summarizes some of the provisions of the guarantees that the Republic may issue from time to time to guarantee our debt securities. Since it is only a summary, the description may not contain all of the information that is important to you as a potential beneficiary of a guarantee.

The prospectus supplement relating to a guarantee to be issued by the Republic will specify other specific provisions. The description of a guarantee to be issued by the Republic that will be contained in the prospectus supplement will supplement this description and, to the extent inconsistent with this description, replace it.

General Terms of the Guarantees

Each guarantee will be issued by the Republic as guarantor. The prospectus supplement relating to a guarantee will specify:

•	the relevant obligor and the obligations guaranteed under the guarantee;

•	the nature and scope of the guarantee, including whether or not it is irrevocable and unconditional;

•	the status of the guarantee in relation to the Republic’s other obligations;

•	the governing law of the guarantee; and

•	other relevant provisions of the guarantee.

LIMITATIONS ON ISSUANCE OF BEARER DEBT SECURITIES AND BEARER WARRANTS

Bearer securities will not be offered, sold or delivered in the United States or its possessions or to a United States person; except in certain circumstances permitted by United States tax regulations. Bearer securities will initially be represented by temporary global securities, without interest coupons, deposited with a common depositary in London for Euroclear and Clearstream for credit to designated accounts. Unless otherwise indicated in the prospectus supplement:

•

each temporary global security will be exchangeable for definitive bearer securities on or after the date that is 40 days after issuance only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in United States tax regulations, provided that no bearer security will be mailed or otherwise delivered to any location in the United States in connection with the exchange; and

•

any interest payable on any portion of a temporary global security with respect to any interest payment date occurring prior to the issuance of definitive bearer securities will be paid only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in United States tax regulations.

Bearer securities, other than temporary global debt securities, and any related coupons will bear the following legend: “Any United States person who holds this obligation will be subject to limitations under the United States federal income tax laws, including the limitations provided in Section 165(j) and 1287(a) of the Internal Revenue Code.” The sections referred to in the legend provide that, with certain exceptions, a United States person who holds a bearer security or coupon will not be allowed to deduct any loss realized on the disposition of the bearer security, and any gain, which might otherwise be characterized as capital gain, recognized on the disposition will be treated as ordinary income.

For purposes of this section, “United States person” means:

•	a citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

For purposes of this section, “United States” means the United States of America, including each state and the District of Columbia, its territories, possessions and other areas subject to its jurisdiction.

TAXATION

The following discussion summarizes certain Korean tax and U.S. federal income tax considerations that may be relevant to you if you invest in debt securities. This summary is based on laws, regulations, rulings and decisions in effect as of the date of this Prospectus. These laws, regulations, rulings and/or decisions may change; any such change could apply retroactively and could affect the continued validity of this summary.

This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax adviser about the tax consequences of holding the debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Korean Taxation

The following summary of Korean tax considerations applies to you so long as you are not:

•	a resident of Korea;

•	a corporation with registered head office or main office located in Korea;

•	a corporation of which the place of effective management is located in Korea; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Tax on Interest Payments

Under current Korean tax laws, when we make payments of interest to you (excluding payments to your permanent establishment in Korea) on the debt securities denominated in a foreign currency, no amount will be withheld from such payments for, or on account of, taxes of any kind imposed, levied, withheld or assessed by Korea or any political subdivision or taxing authority thereof or therein, provided that the offering of the debt securities is deemed to be an overseas issuance under Korean tax law.

If the tax exemption under Korean tax law referred to above were to cease to be in effect, the payments of interest to you (excluding payments to your permanent establishment in Korea) on the debt securities will be taxable at Korean withholding tax rates of 15.4% (including local income tax) unless a reduced rate is available under an applicable income tax treaty. For more information regarding tax treaties, please refer to the heading “—Tax Treaties” below.

Tax on Capital Gains

You will not be subject to any Korean income or withholding taxes in connection with the sale, exchange or other disposition of the debt securities, if (i) such sale, exchange or disposition is made to other non-residents or non-Korean corporations (other than their permanent establishments in Korea) or (ii) such sale, exchange or disposition takes place outside Korea, provided that the debt securities are denominated in a foreign currency and the issuance of the debt securities is deemed to be an overseas issuance under Korean tax law. If you sell, exchange or otherwise dispose of the debt securities to a Korean resident or a Korean corporation (or the Korean permanent establishment of a non-resident or a non-Korean corporation) and such sale, exchange or disposition is made within Korea, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (the lower of (subject to the production of satisfactory evidence of the acquisition costs and certain direct transaction costs) 22% (including local income tax) of net gain or 11% (including local income tax) of the gross sale proceeds with respect to such transaction), unless an exemption is available under an applicable income tax treaty. For example, if you are a resident of the United States for the purposes of the income tax treaty currently in force between Korea and the United States, you are generally entitled to an exemption from Korean taxation in respect of any gain realized on a disposition of the debt securities, regardless of whether the disposition is to a Korean resident. For more information regarding tax treaties, please refer to the heading “—Tax Treaties” below.

Inheritance Tax and Gift Tax

If you die while you are the holder of the debt security, the subsequent transfer of the debt security by way of succession will be subject to Korean inheritance tax. Similarly, if you transfer the debt security as a gift, the donee will be subject to Korean gift tax and you may be required to pay the gift tax if the donee fails to do so or the donee is a non-resident.

Stamp Duty

You will not be subject to any Korean securities transaction tax, stamp duty, registration tax or similar documentary tax in respect of or in connection with a transfer of any debt securities or in connection with the exercise of exchange rights or conversion rights that may be acquired with the debt securities except for a nominal amount of stamp duty on certain documents executed in Korea which will be paid by us.

Guarantees

Although there are no Korean tax laws, regulations, rulings or decisions specific to the payment under the guarantee herein, with regard to payment of any interest on the debt securities under the guarantee herein, the Korean tax authority issued a ruling in April 2019 to the effect that the interest on the foreign currency denominated bonds paid by the guarantor on behalf of the issuer due to the insolvency of the issuer is exempt from income tax and corporation tax provided that the offering of the debt securities is deemed to be an overseas issuance under Korean tax law. In this regard, even though it is not clear under Korean tax laws, regulations or decisions, we believe any payments of interest on and principal amount of the debt securities (or the issue price if the debt securities were originally issued at a discount) by the Republic under the Republic’s guarantee on the debt securities denominated in a foreign currency (provided that the offering of the debt securities is deemed to be an overseas issuance under Korean tax law) and issued by us or any payments of interest on and principal amount of the debt securities (or the issue price if the debt securities were originally issued at a discount) by us under our guarantee on the debt securities denominated in a foreign currency (provided that the offering of the debt securities is deemed to be an overseas issuance under Korean tax law) and issued by a third-party Korean issuer are not subject to withholding tax. Further details of the tax consequences of the holders of our debt securities guaranteed by the Republic or third-party debt securities guaranteed by us may be provided in the relevant prospectus supplement.

Tax Treaties

At the date of this prospectus, Korea has tax treaties with, among others, Australia, Austria, Bangladesh, Belgium, Brazil, Bulgaria, Canada, China, Czech Republic, Denmark, Egypt, Finland, France, Germany, Hungary, India, Indonesia, Ireland, Italy, Japan, Luxembourg, Malaysia, Mexico, Mongolia, the Netherlands, New Zealand, Norway, Pakistan, Philippines, Poland, Republic of Fiji, Romania, Singapore, Spain, Sri Lanka, Sweden, Switzerland, Thailand, Tunisia, Turkey, the United Kingdom, the United States of America and Vietnam under which the rate of withholding tax on interest and dividends is reduced, generally to between 5% and 16.5% (including local income tax), and the tax on capital gains is often eliminated.

With respect to any gains subject to Korean withholding tax, as described under “—Tax on Capital Gains” above, you should inquire for yourself whether you are entitled to the benefit of a tax treaty with Korea. It will be your responsibility to claim the benefits of any tax treaty that may exist between your country and Korea in respect of capital gains, and to provide to the purchaser of the debt securities, or the relevant securities company handling the debt securities, as applicable, a certificate as to your country of tax residence. In the absence of sufficient proof, the purchaser, or the relevant securities company, as the case may be, must withhold tax at the normal rates.

Furthermore, in order to claim the benefit of a tax rate reduction or tax exemption available under the applicable tax treaties, you should submit to the payer of such Korean source income an application (for reduced withholding tax rate, “application for entitlement to reduced tax rate” and in the case of exemption from withholding tax, “application for tax exemption” under a tax treaty along with the documents proving the beneficial owner of such Korean source income, including a certificate of the non-resident holder’s tax residence issued by a competent authority of the non-resident holder’s residence country) as the beneficial owner, or a BO Application. If you are a non-resident corporation and the amount of tax reduction or exemption is ~~W~~1 billion or more (excluding cases where the domestic source income is paid through a foreign investment scheme or where the real beneficiary of domestic source income is a governmental organization of the other country to a tax treaty prescribed by the Ministry of Economy and Finance, including the government of the signatory state to the relevant tax treaty, local government, or the central bank), you must additionally submit (i) the names and addresses of the members of your board of directors, (ii) personal details and current equity holdings of your shareholders, and (iii) your audit reports, tax returns or financial statements (including detailed statements) submitted to a relevant tax authority of the non-resident’s country of residence for the past three years, together with Korean translations thereof. Such application should be submitted to the withholding agent prior to the payment date of the relevant income. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle (which is not the beneficial owner of such income), or an OIV, a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO Application to such OIV, which must submit an OIV report and a schedule of beneficial owners to the withholding agent prior to the payment date of such income. Starting from January 1, 2022, an OIV is deemed to be a beneficial owner of the Korean source income if (i) under the applicable tax treaty, the OIV bears tax liabilities in the country in which it is established or the OIV is deemed to be the beneficial owner of the Korean source income, and (ii) the Korean source income is eligible for the treaty benefits under the tax treaty. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by Korean tax law. In the case of a tax exemption application, the withholding agent is required to submit such application (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income. In the case of a tax rate reduction, the withholding agent is required to submit the application (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the end of February of the year following the date of payment of such income (or, in the case of a temporary suspension or permanent closure of business, by the end of the month following the second month after the month in which such suspension or closure occurs).

At present, Korea has not entered into tax treaties regarding inheritance or gift tax.

Warrants

A description of the tax consequences of an investment in warrants will be provided in the applicable prospectus supplement.

U.S. Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to you if you invest in debt securities and are a U.S. holder. You will be a U.S. holder if you are a beneficial owner of the debt securities and are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of its investment in a debt security. This summary deals only with U.S. holders that hold debt securities as capital assets for tax purposes. This summary does not apply to you if you are an investor that is subject to special tax rules, such as:

•	a bank or thrift;

•	a real estate investment trust;

•	a regulated investment company;

•	an insurance company;

•	a dealer in securities or currencies;

•	a trader in securities or commodities that elects mark-to-market treatment;

•

a person that will hold debt securities as a hedge against currency risk or as a position in a straddle or conversion transaction for tax purposes, or as part of a “synthetic security” or other integrated financial transaction;

•	nonresident alien individuals present in the United States for more than 182 days in a taxable year;

•	U.S. expatriates;

•	an entity taxed as a partnership or a partner therein;

•	a tax exempt organization; or

•	a United States person whose functional currency for tax purposes is not the U.S. dollar.

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations promulgated thereunder, and published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. This summary addresses only U.S. federal income tax consequences, and does not address state, local, or non-U.S. tax laws, any alternative minimum tax, or the Medicare tax on net investment income or under special timing rules prescribed under section 451(b) of the Code. This summary does not discuss tax considerations relevant to the ownership and disposal of bearer securities.

This summary deals only with debt securities that are properly treated as indebtedness for U.S. federal income tax purposes. Any special U.S. federal income tax considerations relevant to a particular issuance of debt securities will be discussed in the applicable prospectus supplement. Additionally, this summary does not address the U.S. federal income tax considerations with respect to an investment in warrants or guarantees. A description of the tax consequences of an investment in a warrant or a guarantee will be provided in the applicable prospectus supplement.

You should consult your tax adviser about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Payments or Accruals of Interest and Additional Amounts

Payments or accruals of “qualified stated interest” (as defined below) on a debt security, and additional amounts, if any (i.e., without reduction for Korean withholding taxes, determined utilizing the appropriate Korean withholding tax rate applicable to you), but excluding any pre-issuance accrued interest, will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts, in accordance with your regular method of tax accounting. If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a debt security in a currency other than U.S. dollars, a “foreign currency”, the amount of interest income you will realize will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment regardless of whether you convert the payment into U.S. dollars. If you are an accrual-basis U.S. holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year. Alternatively, as an accrual-basis U.S. holder you may elect to translate all interest income on foreign currency-denominated debt securities at the spot rate on the last day of the accrual period (or the last day of the taxable year, in the case of an accrual period that spans more than one taxable year), or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the U.S. Internal Revenue Service, or the IRS. If you use the accrual method of accounting for tax purposes you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. Amounts attributable to pre-issuance accrued interest will generally not be includable in income, except to the extent of foreign currency gain or loss attributable to any changes in exchange rates during the period between the date the U.S. Holder acquired the debt security and the first interest payment date. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the debt security.

Subject to generally applicable limitations and conditions, Korean interest withholding tax paid at the appropriate rate applicable to the U.S. holder may be eligible for credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the IRS in regulations promulgated in December 2021, and any Korean tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that consistently elects to apply a modified version of these rules under temporary guidance and complies with specific requirements set forth in such guidance, the Korean tax on interest will be treated as meeting the requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Korean tax on interest is uncertain and we have not determined whether these requirements have been met. If the Korean interest tax is not a creditable tax or you do not elect to claim a foreign tax credit for any foreign income taxes, you may be able to deduct the Korean tax in computing your taxable income for U.S. federal income tax purposes. Interest and additional amounts will constitute income from sources without the United States and, if you elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. You should consult your tax advisers regarding the application of these rules to your particular situations.

Purchase, Sale and Retirement of Debt Securities

Initially, your tax basis in a debt security generally will equal the cost of the debt security to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the debt security. The rules for determining these amounts are discussed below. If you purchase a debt security that is denominated in a foreign currency, the cost to you, and therefore generally your initial tax basis, will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the foreign currency-denominated debt security is traded on an established securities market and you are a cash-basis taxpayer, or if you are an accrual-basis taxpayer that makes a special election, then you will determine the U.S. dollar value of the cost of the debt security by translating the amount of the foreign currency that you paid for the debt security at the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a foreign currency-denominated debt security in respect of original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a debt security, you generally will not have any taxable gain or loss as a result of the purchase.

When you sell or exchange a debt security, or if a debt security is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction, less any accrued qualified stated interest, which will be subject to tax in the manner described above, and your tax basis in the debt security. If you sell or exchange a debt security for a foreign currency, or receive foreign currency on the retirement of a debt security, the amount you will realize for U.S. federal income tax purposes generally will be the U.S. dollar value of the foreign currency that you receive calculated at the exchange rate in effect on the date the foreign currency debt security is disposed of or retired. If you dispose of a foreign currency debt security that is traded on an established securities market and you are a cash-basis U.S. holder, or if you are an accrual-basis holder that makes a special election, then you will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale, exchange or retirement.

The special election available for accrual-basis taxpayers in respect of the purchase and sale of foreign currency debt securities traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS.

Except as discussed below with respect to market discount, short-term debt securities and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a debt security generally will be long-term capital gain or loss if you have held the debt security for more than one year. The Code provides preferential treatment under certain circumstances for net long-term capital gains recognized by individual investors. The ability of U.S. holders to offset capital losses against ordinary income is limited.

Despite the foregoing, the gain or loss that you recognize on the sale, exchange or retirement of a foreign currency debt security generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the debt security. However, any such foreign currency gain or loss (including any foreign currency gain or loss with respect to the receipt of accrued but unpaid interest) will be realized only to the extent of total gain or loss realized on the sale or retirement. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the debt security.

Under the foreign tax credit requirements adopted by the IRS in regulations promulgated in December 2021, a U.S. holder generally will not be entitled to credit any Korean tax imposed on the sale or other disposition of a debt security against such U.S. holder’s U.S. federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other disposition of a debt security generally will be U.S.-source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax, you may not be able to credit the tax against your U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Korean tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of a debt security even if you have elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. You should consult your tax advisers regarding the application of the foreign tax credit rules to a sale or other disposition of a debt security and any Korean tax imposed on such sale or disposition.

Original Issue Discount

If we issue debt securities at a discount from their “stated redemption price at maturity,” and the discount is equal to or more than the product of one-fourth of one percent (0.25%) of the “stated redemption price at maturity” of the debt securities multiplied by the number of whole years to their maturity (the “de minimis threshold”), the debt securities will be “Original Issue Discount Debt Securities.” The difference between the issue price and their “stated redemption price at maturity” will be the “original issue discount.” The “issue price” of the debt securities will be the first price at which a substantial amount of the debt securities are sold to the public (i.e., excluding sales of debt securities to underwriters, placement agents, wholesalers, or similar persons). The “stated redemption price at maturity” will include all payments under the debt securities other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property, other than debt instruments issued by the Company, at least annually during the entire term of a debt security at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices.

If you invest in Original Issue Discount Debt Securities you generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Code and certain Treasury regulations, or the OID regulations. You should be aware that, as described in greater detail below, if you invest in an Original Issue Discount Debt Security you generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, before you receive the cash attributable to that income.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an Original Issue Discount Debt Security with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the “daily portions” of original issue discount on that debt security for all days during the taxable year that you own the debt security. The daily portions of original issue discount on an Original Issue Discount Debt Security are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that accrual period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Debt Security, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the debt security, the amount of original issue discount on an Original Issue Discount Debt Security allocable to each accrual period is determined by:

(i)

multiplying the “adjusted issue price” (as defined below) of the debt security at the beginning of the accrual period by a fraction, the numerator of which is the annual yield to maturity of the debt security and the denominator of which is the number of accrual periods in a year; and

(ii)	subtracting from that product the amount, if any, payable as qualified stated interest allocable to that accrual period.

In the case of an Original Issue Discount Debt Security that is a floating rate debt security, both the “annual yield to maturity” and the qualified stated interest will be determined for these purposes as though the debt security had borne interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the debt security on its date of issue or, in the case of some floating rate debt securities, the rate that reflects the yield that is reasonably expected for the debt security. Additional rules may apply if interest on a floating rate debt security is based on more than one interest index. The “adjusted issue price” of an Original Issue Discount Debt Security at the beginning of any accrual period will generally be the sum of its issue price, including any accrued interest, and the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all payments other than any qualified stated interest payments on the debt security in all prior accrual periods. All payments on an Original Issue Discount Debt Security, other than qualified stated interest, will generally be viewed first as payments of previously accrued original issue discount, to the extent of the previously accrued discount, with payments considered made from the earliest accrual periods first, and then as a payment of principal. The “annual yield to maturity” of a debt security is the discount rate, appropriately adjusted to reflect the length of accrual periods, that causes the present value on the issue date of all payments on the debt security to equal the issue price. As a result of this “constant yield” method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in an Original Issue Discount Debt Security denominated in U.S. dollars will generally be less in the early years and greater in the later years than amounts that would be includible on a straight-line basis.

You generally may make an irrevocable election to include in income your entire return on a debt security (i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security) under the constant yield method described above. For debt securities purchased at a premium or bearing market discount in your hands, if you make this election you will also be deemed to have made the election (discussed below under “—Premium and Market Discount”) to amortize premium or to accrue market discount in income currently on a constant yield basis.

In the case of an Original Issue Discount Debt Security that is also a foreign currency-denominated debt security, you should determine the U.S. dollar amount includible as original issue discount for each accrual period by (i) calculating the amount of original issue discount allocable to each accrual period in the foreign currency using the constant yield method, and (ii) translating the foreign currency amount so determined at the average exchange rate in effect during that accrual period (or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for each partial period). Alternatively, you may translate the foreign currency amount so determined at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year, for an accrual period that spans two taxable years), or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described under “—Payments or Accruals of Interest” above. Because exchange rates may fluctuate, if you are the holder of an Original Issue Discount Debt Security that is also a foreign currency debt security you may recognize a different amount of original issue discount income in each accrual period than would be the case if you were the holder of an otherwise similar Original Issue Discount Debt Security denominated in U.S. dollars. Upon the receipt of an amount attributable to original issue discount, whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Debt Security, you will recognize ordinary income or loss measured by the difference between the amount received, translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the Original Issue Discount Debt Security, as the case may be, and the amount accrued, using the exchange rate applicable to such previous accrual.

If you purchase an Original Issue Discount Debt Security outside of the initial offering at a cost less than its “remaining redemption amount”, or if you purchase an Original Issue Discount Debt Security in the initial offering at a price other than the debt security’s issue price, you will also generally be required to include in gross income the daily portions of original issue discount, calculated as described above. However, if you acquire an Original Issue Discount Debt Security at a price greater than its adjusted issue price, you will be required to reduce your periodic inclusions of original issue discount to reflect the premium paid over the adjusted issue price. The remaining redemption amount for an Original Issue Discount Debt Security is the total of all future payments to be made on the debt security other than qualified stated interest.

Floating rate debt securities generally will be treated as “variable rate debt instruments” under the OID regulations. Accordingly, the stated interest on a floating rate debt security generally will be treated as qualified stated interest, and such a debt security will not have original issue discount solely as a result of the fact that it provides for interest at a variable rate. A floating rate debt security that does not qualify as a variable rate debt instrument will be subject to special rules (the “contingent payment regulations”) that govern the tax treatment of debt obligations that provide for contingent payments (“contingent debt obligations”). A detailed description of the tax considerations relevant to U.S. holders of any such debt securities will be provided in the applicable prospectus supplement.

Certain debt securities may be redeemed prior to maturity, either at our option or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the prospectus supplement. Original Issue Discount Debt Securities containing these features may be subject to rules that differ from the general rules discussed above. If you purchase Original Issue Discount Debt Securities with these features, you should carefully examine the prospectus supplement and consult your tax adviser about their treatment since the tax consequences with respect to original issue discount will depend, in part, on the particular terms and features of the debt securities.

If a debt security provides for a scheduled accrual period that is longer than one year (for example, as a result of a long initial period on a debt security with interest that is generally paid on an annual basis), then stated interest on the debt security will not qualify as “qualified stated interest” under the OID Regulations. As a result, the debt security would be an Original Issue Discount Debt Security. In that event, among other things, if you are a cash-method U.S. holder you will be required to accrue stated interest on the debt security under the rules for original issue discount described above, and regardless of your method of accounting for U.S. federal income tax purposes, you will be required to accrue original issue discount that would otherwise fall under the de minimis threshold.

Short-Term Debt Securities

The rules described above will also generally apply to Original Issue Discount Debt Securities with maturities of one year or less (“short-term debt securities”), but with some modifications.

First, the original issue discount rules treat none of the interest on a short-term debt security as qualified stated interest, but treat a short-term debt security as having original issue discount. Thus, all short-term debt securities will be Original Issue Discount Debt Securities. Except as noted below, if you are a cash-basis holder of a short-term debt security and are not a bank, securities dealer, regulated investment company or common trust fund and you do not identify the short-term debt security as part of a hedging transaction you will generally not be required to accrue original issue discount currently, but you will be required to treat any gain realized on a sale, exchange or retirement of the debt security as ordinary income to the extent such gain does not exceed the original issue discount accrued with respect to the debt security during the period you held the debt security. You may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term debt security until the maturity of the debt security or its earlier disposition in a taxable transaction. Notwithstanding the foregoing, if you are a cash-basis U.S. holder of a short-term debt security you may elect to accrue original issue discount on a current basis, in which case the limitation on the deductibility of interest described above will not apply. A U.S. holder using the accrual method of tax accounting and some cash method holders, including banks, securities dealers, regulated investment companies and common trust funds, generally will be required to include original issue discount on a short-term debt security in gross income on a current basis. Original issue discount will be treated as accruing for these purposes on a ratable basis or, at the election of the holder, on a constant yield basis based on daily compounding.

Second, regardless of whether you are a cash- or accrual-basis holder, if you are the holder of a short-term debt security you can elect to accrue any “acquisition discount” with respect to the debt security on a current basis. Acquisition discount is the excess of the debt security’s “stated redemption price at maturity” (i.e., all amounts payable on the short-term debt security) over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method based on daily compounding. If you elect to accrue acquisition discount, the original issue discount rules will not apply.

Finally, the market discount rules described below will not apply to short-term debt securities.

As described above, certain debt securities may be subject to special redemption features. These features may affect the determination of whether a debt security has a maturity of one year or less and thus is a short-term debt security. If you purchase debt securities with these features, you should carefully examine the prospectus supplement and consult your tax adviser about these features.

Premium and Market Discount

If you purchase a debt security at a cost greater than the debt security’s remaining redemption amount, you will be considered to have purchased the debt security at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the debt security. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the IRS. If you elect to amortize the premium you will be required to reduce your tax basis in the debt security by the amount of the premium amortized during your holding period. Original Issue Discount Debt Securities purchased at a premium will not be subject to the original issue discount rules described above. In the case of premium on a foreign currency debt security, you should calculate the amortization of the premium in the foreign currency. Amortization deductions attributable to a period reduce interest payments in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for those interest payments. Exchange gain or loss will be realized with respect to amortized premium on a foreign currency debt security based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payments on the debt security and the exchange rate on the date when the U.S. holder acquired the debt security. For a U.S. holder that does not elect to amortize premium, the amount of premium will be included in your tax basis when the debt security matures or is disposed of. Therefore, if you do not elect to amortize premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

If you purchase a debt security at a price that is lower than the debt security’s remaining redemption amount, or in the case of an Original Issue Discount Debt Security, the debt security’s adjusted issue price, by 0.25% or more of the remaining redemption amount, or adjusted issue price, multiplied by the number of remaining whole years to maturity, the debt security will be considered to bear “market discount” in your hands. In this case, any gain that you realize on the disposition of the debt security generally will be treated as ordinary interest income to the extent of the market discount that accrued on the debt security during your holding period. In addition, you could be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the debt security. In general, market discount will be treated as accruing ratably over the term of the debt security, or, at your election, under a constant yield method. You must accrue market discount on a foreign currency debt security in the specified currency. The amount that you will be required to include in income in respect of accrued market discount will be the U.S. dollar value of the accrued amount, generally calculated at the exchange rate in effect on the date that you dispose of the debt security.

You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the debt security as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the IRS. Any accrued market discount on a foreign currency debt security that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within your taxable year).

Indexed Debt Securities and Other Debt Securities Providing for Contingent Payments

The contingent payment regulations generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent payments are made. In addition, special rules may apply to floating rate debt securities if the interest payable on the debt securities is based on more than one interest index. We will provide a detailed description of the tax considerations relevant to U.S. holders of any debt securities that are subject to the special rules discussed in this paragraph in the relevant prospectus supplement.

Foreign Currency-Denominated Debt Securities and Reportable Transactions

A U.S. holder that participates in a “reportable transaction” will be required to disclose its participation to the IRS. The scope and application of these rules is not entirely clear. A U.S. holder may be required to treat a foreign currency exchange loss relating to a foreign currency-denominated debt security as a reportable transaction if the loss equals or exceeds $50,000 in a single taxable year if the U.S. holder is an individual or trust, or higher amounts for other U.S. holders. In the event the acquisition, ownership or disposition of a foreign currency-denominated debt security constitutes participation in a “reportable transaction” for purposes of these rules, a U.S. holder will be required to disclose its investment to the Internal Revenue Service, currently on IRS Form 8886. Prospective purchasers should consult their tax advisers regarding the application of these rules to the acquisition, ownership or disposition of foreign currency-denominated debt securities.

Specified Foreign Financial Assets

Individual U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which may include debt securities issued in certificated form) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisers concerning the application of these rules to their investment in the debt securities, including the application of the rules to their particular circumstances.

Information Reporting and Backup Withholding

The paying agent must file information returns with the IRS in connection with debt security payments made to certain United States persons. If you are a United States person, you generally will not be subject to U.S. backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities. If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certification procedures to establish that you are not a United States person. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

We or a non-U.S. financial institution through which payments are made may be required pursuant to FATCA to collect and provide to the IRS or another tax authority substantial information regarding investors in debt securities. As such, holders may be required to provide information and tax documentation regarding their tax identities as well as that of their direct and indirect owners. Moreover, we, any paying agents, and other financial institutions through which payments are made, may be required to withhold U.S. tax at a 30% rate on “foreign passthru payments” (a term not yet defined) paid to an investor who does not provide information sufficient for the institution to determine whether the investor is a United States person or should otherwise be treated as holding a “United States account” of the institution, or to an investor that is, or holds the debt securities directly or indirectly through, a non-U.S. financial institution that is not in compliance with FATCA. Under a grandfathering rule, this withholding tax will not apply unless the debt securities are issued or materially modified after the date that is six months after the date on which final U.S. Treasury Regulations defining the term “foreign passthru payment” are filed with the U.S. Federal Register.

By purchasing the debt securities, U.S. holders agree to provide an IRS form W-9, and whatever other information may be necessary for us to comply with these reporting obligations. If an amount of, or in respect of, U.S. withholding tax were to be deducted or withheld from payments on the debt securities as a result of an investor’s failure to comply with these rules, neither we nor any paying agent nor any other person would be required to pay additional amounts with respect to any debt securities as a result of the deduction or withholding of such tax. You should consult your tax advisers on how FATCA may apply to payments you receive under the debt securities.

PLAN OF DISTRIBUTION

We and the Republic, if a guarantee by the Republic is furnished, may sell or issue the debt securities, warrants or guarantees in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

The prospectus supplement relating to a particular series of debt securities, warrants or guarantees will state:

•	the names of any underwriters;

•	the purchase price of the securities;

•	the proceeds to us from the sale;

•	any underwriting discounts and other compensation;

•	the initial public offering price;

•	any discounts or concessions allowed or paid to dealers; and

•	any securities exchanges on which the securities will be listed.

Any underwriter involved in the sale of securities will acquire the securities for its own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. The securities may be offered to the public either by underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless the prospectus supplement states otherwise, certain conditions must be satisfied before the underwriters become obligated to purchase securities from us and the Republic, if applicable, and they will be obligated to purchase all of the securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If we and the Republic, if a guarantee by the Republic is furnished, sell any securities through agents, the prospectus supplement will identify the agent and indicate any commissions payable by us and the Republic, if applicable. Unless the prospectus supplement states otherwise, all agents will act on a best efforts basis and will not acquire the securities for their own account.

We and the Republic, if a guarantee by the Republic is furnished, may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from us and the Republic, if applicable, at the public offering price set forth in a prospectus supplement pursuant to delayed delivery contracts. The prospectus supplement will set out the conditions of the delayed delivery contracts and the commission receivable by the agents, underwriters or dealers for soliciting the contracts.

We and the Republic, if a guarantee by the Republic is furnished, may offer debt securities as consideration for the purchase of other of our debt securities, either in connection with a publicly announced tender offer or in privately negotiated transactions. The offer may be in addition to or in lieu of sales of debt securities directly or through underwriters or agents. We may offer guarantees as consideration for transactions involving securities of other issuers.

Agents and underwriters may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution from us with respect to certain payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with, or perform services (including commercial and investment banking services) for us and the Republic in the ordinary course of business.

LEGAL MATTERS

The validity of any particular series of debt securities or warrants issued with debt securities or any guarantees will be passed upon for us and any underwriters or agents by United States and Korean counsel identified in the related prospectus supplement.

AUTHORIZED REPRESENTATIVES IN THE UNITED STATES

Our authorized agents in the United States are Mr. Chi Young Choi, General Manager of our New York Branch, or Mr. Jinwon Kim, Deputy General Manager of our New York Branch. The address of our New York Branch is 320 Park Avenue, 32nd Floor, New York, New York 10022. The authorized representative of the Republic in the United States is Mr. Seongsoo Kim, Financial Attaché, Korean Consulate General in New York, located at 101 East 56th St., New York, New York 10022.

OFFICIAL STATEMENTS AND DOCUMENTS

Our President and Chairman of the Board of Directors, in his official capacity, has supplied the information set forth under “The Korea Development Bank” (except for the information set out under “The Korea Development Bank—Business—Government Support and Supervision”). Such information is stated on his authority.

The Minister of Finance and Economy of The Republic of Korea, in his official capacity, has supplied the information set out under “The Korea Development Bank—Business—Government Support and Supervision” and “The Republic of Korea.” Such information is stated on his authority. The documents identified in the portion of this prospectus captioned “The Republic of Korea” as the sources of financial or statistical data are official public documents of the Republic or its agencies and instrumentalities.

EXPERTS

Our separate financial statements as of and for the years ended December 31, 2025 and 2024 have been included in this prospectus in reliance upon the report of Nexia Samduk, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

FORWARD-LOOKING STATEMENTS

This prospectus includes future expectations, projections or “forward-looking statements”, as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this prospectus are forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove correct. This prospectus discloses important factors that could cause actual results to differ materially from our expectations, or Cautionary Statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

Factors that could adversely affect the future performance of the Korean economy include:

•	declines in consumer confidence and a slowdown in consumer spending in the Korean or global economy, including as a result of higher levels of market interest rates;

•

political uncertainty or increasing strife among or within political parties in Korea following the declaration of martial law by former President Yoon Suk-yeol in December 2024 that led to his impeachment and subsequent removal in April 2025 and the election of Mr. Lee Jae-myung as President in June 2025;

•

the imposition of significant tariffs on Korea’s exports by any of its major export markets, including the United States, as well as any countermeasures or policy responses adopted by the Korean government that may entail significant costs;

•

hostilities or political or social tensions involving countries in the Middle East (including those resulting from the conflicts between Iran and other countries, including the United States and Israel) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•

hostilities, political or social tensions involving Russia (including the Russia-Ukraine war and the ensuing sanctions against Russia) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

•	rising inflationary pressures leading to increases in the costs of goods and services and a decrease in purchasing power;

•	the occurrence of severe health epidemics, such as the COVID-19 pandemic, in Korea or other parts of the world;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of the deterioration of economic and trade relations among such countries (including escalations of tariffs) and increased uncertainties in the global financial markets and industry;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, Euro or Yen exchange rates or revaluation of the Chinese Yuan), interest rates, inflation rates or stock markets;

•	increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	a deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	shortages of imported raw materials, natural resources, rare earth minerals or component parts, including semiconductors, due to disruptions in the global supply chain;

•	political, social and labor unrest;

•	substantial changes in the market prices of Korean real estate;

•

a substantial decrease in tax revenues or a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, which could lead to a national budget deficit as well as an increase in the Korean government’s debt;

•

financial problems or lack of progress in the restructuring of chaebols, other large troubled companies (including those in the construction, shipbuilding, shipping and real estate project financing sectors) and their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues at certain chaebols;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	a continued decrease in the population and birthrates in Korea;

•	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

•	geo-political uncertainty and the risk of further attacks by terrorist groups around the world;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	increased reliance on exports to service foreign currency borrowings, which could cause friction with Korea’s trading partners;

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States; and

•	changes in financial regulations in Korea.

FURTHER INFORMATION

We filed a registration statement with respect to the securities with the Securities and Exchange Commission under the Securities Act of 1933, as amended, and its related rules and regulations. You can find additional information concerning ourselves and the securities in the registration statement and any pre- or post-effective amendment, including its various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. These filings are also available to the public from the Securities and Exchange Commission’s website at http://www.sec.gov. Our Internet address is https://www.kdb.co.kr.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 11. Estimated Expenses.*

It is estimated that our expenses in connection with the sale of the debt securities, warrants and guarantees hereunder, exclusive of compensation payable to underwriters and agents, will be as follows:

SEC Registration Fee	US$	1,381,000
Printing Costs		250,000
Legal Fees and Expenses		450,000
Fiscal Agent Fees and Expenses		50,000
Blue Sky Fees and Expenses		50,000
Rating Agencies’ Fees		350,000
Miscellaneous (including amounts to be paid to underwriters in lieu of reimbursement of certain expenses)		600,000

Total	US$	3,131,000

*	Based on three underwritten offerings of the debt securities.

UNDERTAKINGS

The Registrants hereby undertake:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

(b)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for purposes of determining liability under the Securities Act of 1933 to any purchaser:

each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrants undertake that in a primary offering of securities of the undersigned registrants pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrants will be sellers to the purchaser and will be considered to offer or sell such securities to such purchaser;

(i)	Any preliminary prospectus or prospectus of the undersigned registrants relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrants or used or referred to by the undersigned registrants;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrants or their securities provided by or on behalf of the undersigned registrants; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrants to the purchaser.

CONTENTS

This Registration Statement is comprised of:

(1)	Facing Sheet.

(2)	Explanatory Note.

(3)	Part I, consisting of the Prospectus.

(4)	Part II, consisting of pages II-1 to II-10.

(5)	The exhibits as listed on pages II-4 to II-5.

EXHIBIT INDEX

A-1	-	Form of Underwriting Agreement Standard Terms, incorporated herein by reference to Exhibit A to the Registration Statement of The Korea Development Bank (No. 33-38873).

B-1	-	Form of Fiscal Agency Agreement, including forms of Debt Securities, incorporated herein by reference to Exhibit B-1 to the Registration Statement of The Korea Development Bank (No. 33-44818).

B-2	-	Form of global Debt Security that bears interest at a fixed rate, incorporated herein by reference to Exhibit B-2 to the Registration Statement of The Korea Development Bank (No. 33-156305).

B-3	-	Form of Amendment No. 1 to Fiscal Agency Agreement, incorporated herein by reference to Exhibit B-3 to the Registration Statement of The Korea Development Bank (No. 333-111608).

C-1	-	Form of Warrant Agreement, including form of Warrants.*

C-2	-	Form of Guarantee Agreement, including form of Guarantees, incorporated herein by reference to Exhibit C-2 to the Registration Statement of The Korea Development Bank (No. 333-97299).

C-3	-	Form of Solicitation Indemnification Agreement, incorporated herein by reference to Exhibit C-3 to the Registration Statement of The Korea Development Bank (No. 333-97299).

D-1	-	Consent of the Chief Executive Officer & Chairman of The Korea Development Bank (included on page II-5).

D-2	-	Power of Attorney of the Chief Executive Officer & Chairman of The Korea Development Bank.**

E-1	-	Consent of the Minister of Finance and Economy of The Republic of Korea (included on Page II-6).

E-2	-	Power of Attorney of the Minister of Finance and Economy of The Republic of Korea, incorporated herein by reference to Exhibit E-2 to the Registration Statement of The Korea Development Bank (No. 333-156305).

F	-	Consent of Nexia Samduk.

G-1	-	Letter appointing certain persons as authorized agents of The Korea Development Bank in the United States.**

G-2	-	Letter appointing Authorized Agents of The Republic of Korea in the United States (included in Exhibit E-2).

H	-	The Korea Development Bank Act, incorporated herein by reference to Exhibit H to the Registration Statement of The Korea Development Bank (No. 333-246071).

I	-	The Enforcement Decree of The Korea Development Bank Act, incorporated herein by reference to Exhibit I to the Registration Statement of The Korea Development Bank (No. 333-246071).

J	-	The Articles of Incorporation of The Korea Development Bank, incorporated herein by reference to Exhibit J to the Registration Statement of The Korea Development Bank (No. 333-246071).

K-1	-	Form of Prospectus Supplement relating to The Korea Development Bank’s Medium-Term Notes, Series C, Due Not Less Than Nine Months From Date of Issue (the “Series C Notes”), incorporated herein by reference to Exhibit K-1 to the Registration Statement of The Korea Development Bank (No. 333-6866).

K-2	-	Form of Supplement to the Prospectus Supplement relating to the Korea Development Bank’s Series C Notes, incorporated herein by reference to Exhibit K-2 to the Registration Statement of The Korea Development Bank (No. 333-6866).

L	-	Form of Distribution Agreement between The Korea Development Bank and the Agents named therein relating to the offer or sale from time to time of the Series C Notes, incorporated herein by reference to Exhibit L to the Registration Statement of The Korea Development Bank (No. 333-6866).

M-1	-	Opinion (including consent) of Cleary Gottlieb Steen & Hamilton LLP, c/o 19th Floor, Ferrum Tower, 19, Eulji-ro 5-gil, Jung-gu, Seoul, Korea, United States counsel to The Korea Development Bank, in respect of the legality of the Debt Securities (with or without Warrants). **

M-2	-	Opinion (including consent) of Shin & Kim LLC, D-Tower (D2), 17 Jongno 3-gil, Jongno-gu, Seoul, Korea, Korean counsel to The Korea Development Bank, in respect of the legality of the Debt Securities (with or without Warrants) and the Guarantees to be issued by The Republic of Korea.

N-1	-	Form of the Series C Note that bears interest at a fixed rate, incorporated herein by reference to Exhibit N-1 to the Registration Statement of The Korea Development Bank (No. 333-6866).

N-2	-	Form of the Series C Note that bears interest at a floating rate, incorporated herein by reference to Exhibit N-2 to the Registration Statement of The Korea Development Bank (No. 333-6866).

O	-	Form of Calculation Agency Agreement between The Korea Development Bank and the calculation agent named therein relating to the Series C Notes that bear interest at a floating rate, incorporated herein by reference to Exhibit O to the Registration Statement of The Korea Development Bank (No. 333-6866).

*	May be filed by amendment.
**	Previously filed.

SIGNATURE OF THE KOREA DEVELOPMENT BANK

Pursuant to the requirements of the Securities Act of 1933, as amended, The Korea Development Bank has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Seoul, The Republic of Korea, on the 6th day of August, 2026.

THE KOREA DEVELOPMENT BANK

By:	SANG JIN PARK*†
Chief Executive Officer & Chairman

†By:	/s/ YOON JIN CHOI
Yoon Jin Choi
(Attorney-in-fact)

*	Consent is hereby given to use of his name in connection with the information specified in this Registration Statement or amendment thereto to have been supplied by him and stated on his authority.

SIGNATURE OF THE REPUBLIC OF KOREA

Pursuant to the requirements of the Securities Act of 1933, as amended, The Republic of Korea has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, New York, on the 6th day of August, 2026.

THE REPUBLIC OF KOREA

By:	YUN CHEOL KOO *†
Minister of Finance and Economy

†By:	/s/ SEONGSOO KIM
Seongsoo Kim
(Attorney-in-fact)

*	Consent is hereby given to use of his name in connection with the information specified in this Registration Statement or amendment thereto to have been supplied by him and stated on his authority.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

OF THE KOREA DEVELOPMENT BANK

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative in the United States of The Korea Development Bank, has signed this Registration Statement or amendment thereto in The City of New York, New York, on the 6th day of August, 2026.

†By:	/s/ CHI YOUNG CHOI
Chi Young Choi

New York Branch
The Korea Development Bank

SIGNATURE OF AUTHORIZED REPRESENTATIVE

OF THE KOREA DEVELOPMENT BANK

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative in the United States of The Korea Development Bank, has signed this Registration Statement or amendment thereto in The City of New York, New York, on the 6th day of August, 2026.

†By:	/s/ JINWON KIM
Jinwon Kim

New York Branch
The Korea Development Bank

SIGNATURE OF AUTHORIZED REPRESENTATIVE

OF THE REPUBLIC OF KOREA

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative in the United States of The Republic of Korea, has signed this Registration Statement or amendment thereto in The City of New York, New York, on the 6th day of August, 2026.

†By:	/s/ SEONGSOO KIM
Seongsoo Kim

Financial Attaché
Korean Consulate General in New York